SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔             Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____          No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          an announcement regarding 2019 annual results of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on March 27, 2020;
2.          an announcement regarding 2019 annual general meeting of the Registrant, made by the Registrant on March 29, 2020; and
3.          an announcement regarding proposed appointment of director of the Registrant, made by the Registrant on March 27, 2020.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Annual Results for the Year Ended 31 December 2019
The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) hereby announces the audited results of Sinopec Corp. and its subsidiaries for the year ended 31 December 2019. This announcement, containing the full text of the 2019 Annual Report of Sinopec Corp., complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of annual results. The full text of the 2019 Annual Report of Sinopec Corp. is published on the websites of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and of Sinopec Corp. (www.sinopec.com/listco/). Printed version of the 2019 Annual Report of Sinopec Corp. will be delivered to the shareholders of H shares of Sinopec Corp. in April 2020.
PUBLICATION OF RESULTS ANNOUNCEMENT
Both the Chinese and English versions of this results announcement are available on the websites of Sinopec Corp. (www.sinopec.com/listco/) and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk). In the event of any discrepancies in interpretations between the English version and Chinese version, the Chinese version shall prevail.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
27 March 2020
As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

CONTENTS

2	Company Profile

3	Principal Financial Data and Indicators

6	Changes in Share Capital and Shareholdings of Principal Shareholders

8	Chairman’s Address

10	Business Review and Prospects

17	Management’s Discussion and Analysis

28	Significant Events

37	Connected Transactions

39	Corporate Governance

46	Report of the Board of Directors

54	Report of the Board of Supervisors

56	Directors, Supervisors, Senior Management and Employees

72	Principal Wholly-owned and Controlled Subsidiaries

73	Financial Statements

207	Corporate Information

208	Documents for Inspection

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, reserve and other estimates and business plans) are forward-looking statements. The Company’s actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward- looking statements referred to herein as at 27 March 2020 and unless required by regulatory authorities, the Company undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS, THE BOARD OF SUPERVISORS, DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF SINOPEC CORP. WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE CONTROLLING SHAREHOLDERS OF SINOPEC CORP. ALL THE DIRECTORS OF SINOPEC CORP. ATTENDED THE 12TH MEETING OF THE SEVENTH SESSION OF THE BOARD. MR. ZHANG YUZHUO, CHAIRMAN OF THE BOARD, MR. MA YONGSHENG, PRESIDENT, MS. SHOU DONGHUA, CHIEF FINANCIAL OFFICER AND HEAD OF THE FINACIAL DEPARTMENT OF SINOPEC CORP. WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE ANNUAL REPORT OF SINOPEC CORP. FOR THE YEAR ENDED 31 DECEMBER 2019.

THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2019 OF THE COMPANY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (CASs) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) HAVE BEEN AUDITED BY PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS RESPECTIVELY. BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED AUDITOR’S REPORT.

AS APPROVED AT THE 12TH MEETING OF THE SEVENTH SESSION OF THE BOARD OF DIRECTORS OF SINOPEC CORP., THE BOARD PROPOSED A FINAL CASH DIVIDEND OF RMB 0.19 (TAX INCLUSIVE) PER SHARE FOR 2019, COMBINING WITH THE INTERIM CASH DIVIDEND OF RMB 0.12 (TAX INCLUSIVE) PER SHARE, THE TOTAL CASH DIVIDEND FOR 2019 WILL BE RMB 0.31 (TAX INCLUSIVE) PER SHARE. THE DIVIDEND PROPOSAL IS SUBJECT TO THE SHAREHOLDERS’ APPROVAL AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2019.

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre, and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

DEFINITIONS:
In this report, unless the context otherwise requires, the following terms shall have the meaning as set out below: Sinopec Corp.: China Petroleum & Chemical Corporation;
Company: Sinopec Corp. and its subsidiaries;
China Petrochemical Corporation: The controlling shareholder of Sinopec Corp., China Petrochemical Corporation; Sinopec Group: China Petrochemical Corporation and its subsidiaries;
NDRC: China National Development and Reform Commission
RMC: Oil and Natural Gas Reserves Management Committee of the Company; CSRC: China Securities Regulatory Commission.
Hong Kong Stock Exchange: The Stock Exchange of Hong Kong Limited
Hong Kong Listing Rules: Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
New Lease Standard: IFRS 16, ‘Leases’; No. 21 Accounting Standards for Business Enterprises- Leases which was revised and released by the Ministry of Finance in 2018.

CONVERSION:
For domestic production of crude oil, 1 tonne = 7.1 barrels;
For overseas production of crude oil: 1 tonne = 7.21 barrels;
For production of natural gas, 1 cubic meter = 35.31 cubic feet;
Refinery throughput is converted at 1 tonne = 7.35 barrels.

PRINCIPLE FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CASs

(1)	Principal financial data

	For the year ended 31 December
Items	2019 RMB million	2018 RMB million	Change %	2017 RMB million
Operating income	2,966,193	2,891,179	2.6	2,360,193
Operating profit	90,025	101,474	(11.3)	86,965
Profit before taxation	90,016	100,502	(10.4)	86,573
Net profit attributable to equity shareholders of the Company	57,591	63,089	(8.7)	51,119
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	54,271	59,630	(9.0)	45,582
Net cash flow from operating activities	153,420	175,868	(12.8)	190,935

	For the year of 2019
Items	First Quarter RMB million	Second Quarter RMB million	Third Quarter RMB million	Fourth Quarter RMB million	Total RMB million
Operating income	717,579	781,417	734,309	732,888	2,966,193
Net profit attributable to equity shareholders of the Company	14,763	16,575	11,943	14,310	57,591
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	14,370	16,081	11,095	12,725	54,271
Net cash flow from operating activities	(14,609)	47,527	48,480	72,022	153,420

	As of 31 December
	2019	2018	Change	2017
Items	RMB million	RMB million	%	RMB million
Total assets	1,755,071	1,592,308	10.2	1,595,504
Total liabilities	878,166	734,649	19.5	741,434
Total equity attributable to equity shareholders of the Company	739,169	718,355	2.9	727,244
Total number of shares (1,000 shares)	121,071,210	121,071,210	–	121,071,210

(2)	Principal financial indicators

	For the year ended 31 December
Items	2019 RMB	2018 RMB	Change %	2017 RMB
Basic earnings per share	0.476	0.521	(8.7)	0.422
Diluted earnings per share	0.476	0.521	(8.7)	0.422
Basic earnings per share (excluding extraordinary gains and losses)	0.448	0.493	(9.1)	0.376
Weighted average return on net assets (%)	7.90	8.67	(0.77) percentage points	7.14
Weighted average return (excluding extraordinary gains and losses) on net assets (%)	7.45	8.20	(0.75) percentage points	6.37
Net cash flow from operating activities per share	1.267	1.453	(12.8)	1.577

	As of 31 December
Items	2019 RMB	2018 RMB	Change %	2017 RMB
Net assets attributable to equity shareholders of the Company per share	6.105	5.933	2.9	6.007
Liabilities to assets ratio (%)	50.04	46.14	3.90 percentage points	46.47

PRINCIPLE FINANCIAL DATA AND INDICATORS (Continued)

(3)	Extraordinary items and corresponding amounts

	For the year ended 31 December (Income)/expenses
Items	2019 RMB million	2018 RMB million	2017 RMB million
Net loss on disposal of non-current assets	1,318	742	1,518
Donations	209	180	152
Government grants	(6,857)	(7,482)	(4,783)
Gain on holding and disposal of various investments	(410)	(1,023)	(148)
Gain on remeasurement of interests in Shanghai SECCO	—	—	(3,941)
Other non-operating expenses, net	729	1,613	690
Subtotal	(5,011)	(5,970)	(6,512)
Tax effect	1,597	2,312	976
Total	(3,414)	(3,658)	(5,536)
Attributable to: Equity shareholders of the Company	(3,320)	(3,459)	(5,537)
Minority interests	(94)	(199)	1

(4)	Items measured by fair values

Unit: RMB million

Items	Beginning of the year	End of the year	Changes	Influence on the profit of the year
Other equity instruments	1,450	1,521	71	492
Derivative financial instruments	1,584	48	(1,536)	(4,384)
Cash flow hedging	(7,268)	(1,940)	5,328	(2,333)
Financial assets held for trading	25,732	3,319	(22,413)	215
Total	21,498	2,948	(18,550)	(6,010)

(5)	Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period:

	As of 31 December		Increase/(decrease)
Items	2019 RMB million	2018 RMB million	Amount RMB million	Percentage (%)	Reasons for change
Financial assets held for trading	3,319	25,732	(22,413)	(87.1)	Structured deposit withdrawal at maturity of RMB 22.8 billion
Bills receivable	–	7,886	(7,886)	(100.0)	According to the accounting standard, bills receivable held by the Company at the end of last year are presented in receivables financing
Long-term deferred expenses	8,930	15,659	(6,729)	(43.0)

Financial expenses	9,967	(1,001)	10,968	(1,095.7)	The impact of New Lease Standard
Other cash paid relating to	(17,187)	(436)	(16,751)	3,842.0
financing activities
Short-term loans	31,196	44,692	(13,496)	(30.2)	Short-term loans repayment at maturity
Non-current liabilities due within one year	69,490	17,450	52,040	298.2	Reclassification of items as some of the long-term loans
Long-term loans	39,625	61,576	(21,951)	(35.6)	and debentures are about to due
Debentures payable	19,157	31,951	(12,794)	(40.0)
Impairment losses	(1,789)	(11,605)	9,816	(84.6)	Decrease of impairment losses in current year
Cash received from disposal of investments	35,996	56,546	(20,550)	(36.3)	Decrease of structured deposit
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	703	9,666	(8,963)	(92.7)	Relocation compensation entitled by subsidiaries last year not occurred in current year
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(141,142)	(103,014)	(38,128)	37.0	Increase of capital expenditure in natural gas pipelines and product structure adjustment project
Cash paid for acquisition of investments	(16,334)	(39,666)	23,332	(58.8)	Decrease of structured deposit
Cash paid for dividends, profits distribution or interest	(59,523)	(87,483)	27,960	(32.0)	Decrease of dividend declared

PRINCIPLE FINANCIAL DATA AND INDICATORS (Continued)

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS

Unit: RMB million

	For the year ended 31 December
Items	2019	2018	2017	2016	2015
Turnover and other operating revenues	2,966,193	2,891,179	2,360,193	1,930,911	2,020,375
Operating profit	86,198	82,264	71,470	77,193	56,822
Profit before taxation	89,927	99,110	86,697	80,151	56,411
Profit attributable to shareholders of the Company	57,465	61,618	51,244	46,672	32,512
Basic earnings per share (RMB)	0.475	0.509	0.423	0.385	0.269
Diluted earnings per share (RMB)	0.475	0.509	0.423	0.385	0.269
Return on capital employed (%)	8.99	9.25	8.26	7.30	5.23
Return on net assets (%)	7.79	8.59	7.06	6.56	4.81
Net cash generated from operating activities per share (RMB)	1.267	1.453	1.577	1.772	1.371

Unit: RMB million

	As of 31 December
Items	2019	2018	2017	2016	2015
Non-current assets	1,309,215	1,088,188	1,066,455	1,086,348	1,113,611
Net current liabilities	130,518	60,978	50,397	73,282	129,175
Non-current liabilities	302,862	170,675	163,168	181,831	196,275
Non-controlling interests	137,685	139,251	126,770	120,241	111,964
Total equity attributable to shareholders of the Company	738,150	717,284	726,120	710,994	676,197
Net assets per share (RMB)	6.097	5.924	5.997	5.873	5.585
Adjusted net assets per share (RMB)	5.947	5.741	5.868	5.808	5.517

3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER CASs AND IFRS PLEASE REFER TO PAGE 200 OF THE REPORT.

CHANGES IN SHARE CAPITAL AND SHAREHOLDERS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL
There is no change in the number and nature of shares of Sinopec Corp. during the reporting period

2	NUMBER OF SHAREHOLDERS AND THEIR SHAREHOLDINGS
As of 31 December 2019, the total number of shareholders of Sinopec Corp. was 478,617 including 472,818 holders of A shares and 5,799 holders of H shares. As of 29 February 2020, the total number of shareholders of Sinopec Corp. was 503,142. Sinopec Corp. has complied with requirement for minimum public float under the Hong Kong Listing Rules.

(1)	Shareholdings of top ten shareholders
The shareholdings of top ten shareholders as of 31 December 2019 are listed as below:

Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding[1]	Number of shares subject to pledges or lock-up
China Petrochemical Corporation	State-owned Share	68.31	82,709,227,393	0	0
HKSCC Nominees Limited[2]	H Share	20.97	25,387,409,005	(3,251,433)	Unknown
中國證券金融股份有限公司	A Share	2.16	2,609,312,057	0	0
國新投資有限公司	A Share	1.03	1,252,427,354	(750,400)	0
北京誠通金控投資有限公司	A Share	0.86	1,038,859,102	91,254,848	0
香港中央結算有限公司	A Share	0.47	571,844,320	(449,937,840)	0
中央匯金資產管理有限 責任公司	A Share	0.27	322,037,900	0	0
中國人壽保險股份有限公司 － 分紅 － 個人分紅 －005L－FH002滬	A Share	0.17	209,777,480	27,819,820	0
中國人壽保險股份有限公司 － 傳統 － 普通保險產品 －005L－CT001滬	A Share	0.14	171,333,093	21,596,954	0
匯添富基金管理股份有限公司 － 社保基金1103組合	A Share	0.09	110,000,000	110,000,000	0

Note 1	As compared with the number of shares held as of 31 December 2018.

Note 2:
Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation, held 553,150,000 H shares, accounting for 0.46% of the total issued share capital of Sinopec Corp. Those shareholdings are included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the above-mentioned shareholders:

Apart from 中國人壽保險股份有限公司 － 分紅 － 個人分紅 －005L－FH002滬and 中國人壽保險股份有限公司 － 傳統 － 普通保險產品 －005L－CT001滬 which were both managed by 中國人壽保險股份有限公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

CHANGES IN SHARE CAPITAL AND SHAREHOLDERS OF PRINCIPAL SHAREHOLDERS (Continued)

(2)	Information disclosed by the shareholders of H shares in accordance with the Securities and Futures Ordinance (SFO) as of 31 December 2019

Name of shareholders	Status of shareholders	Number of shares interested	% of Sinopec Corp.’s issued voting shares (H Share)
BlackRock, Inc.	Interest of corporation controlled by	2,019,237,567 (L)	7.91 (L)
	the substantial shareholder	1,128,000 (S)	0.00 (S)
Citigroup Inc.	Interest of corporation controlled by	75,490,996 (L)	0.30 (L)
	the substantial shareholder	51,630,422 (S)	0.20 (S)
	Approved lending agent	2,547,370,819 (L)	9.98 (L)
GIC Private Limited	Investment manager	1,532,082,422 (L)	6.01 (L)

(L): Long position, (S): Short position

3	ISSUANCE AND LISTING OF SECURITIES

(1)	Issuance of securities during the reporting period
Not Applicable.

(2)	Existing employee shares
Not Applicable.

4	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholder and the de facto controller of Sinopec Corp. during the reporting period.

(1)	Controlling shareholder
The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state-authorised investment organisation and a state-owned enterprise. The legal representative is Mr. Zhang Yuzhuo. Through re-organization in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities. It provides well-drilling services, well-logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, and utility services including water and power and social services.

Shares of other listed companies directly held by China Petrochemical Corporation

Name of Company	Number of Shares Held	Shareholding Percentage
Sinopec Engineering (Group) Co. Ltd	2,907,856,000	65.67%
Sinopec Oilfield Service Corporation	10,727,896,364	56.51%
Sinopec Oilfield Equipment Corporation	351,351,000	58.74%
China Merchants Energy Shipping Co., Ltd	912,886,426	15.05%

Note:
China Petrochemical Corporation holds 2,595,786,987 H shares of Sinopec Oilfield Service Corporation (the “SSC”) through Sinopec Century Bright Capital Investment Ltd., a wholly-owned overseas subsidiary of China Petrochemical Corporation, accounting for 13.67% of the total share capital of SSC. Such shareholdings are excluded from the total shares of SSC directly held by China Petrochemical Corporation indicated above.

(2)	Other than HKSCC Nominees Limited, there was no other legal person shareholder holding 10% or more of the total issued share capital of Sinopec Corp.

(3)	Basic information of the de facto controller
China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

China Petrochemical Corporation
68.77% *
Sinopec Corp.

*:	Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

CHAIRMAN’S ADDRESS

Dear Shareholders and Friends:

First, I would like to extend my sincere thanks for the trust of our shareholders and support of our directors, and for appointing me as the Chairman of the Company. On behalf of the Board of Directors, management and our entire staff, I would like to express my sincere gratitude to our shareholders and the community for your interest and support.

In 2019, global economy slowdown while China’s economy remained overall stable. With international oil prices fluctuating within a wide range and new production capacity for refinery and petrochemicals being excessively released, market competition increased dramatically. As a result, the internal and external risks and challenges faced by the Company have increased significantly. In such a complicated and difficult market, with focus on both short and long-term goals in mind, the Board of Directors adhered to the guideline of pursuing progress while maintaining stability. Furthermore, it concentrated on modernizing the company’s corporate governance systems and capabilities, and deepening reforms to sustain continuous growth and development. Under the management’s leadership, our employees demonstrated dedication and a conscientious and responsible work spirit, and implemented all practices with discipline and in a professional manner. Significantly, the Company achieved better than expected operating results and made new progress in all fronts as we continuously deepened reform, exercised effective risk management, stabilised growth, and adjusted Chairman’s Address the operating structure while guaranteeing safety.

Progress achieved and stability ensured. In accordance with International Financial Reporting Standards, our turnover and other operating revenues grew by 2.6% year-on-year to RMB 2.97 trillion while operating profit grew by 4.8% year-on-year to RMB 86.2 billion, and profit attributable to shareholders of the Company amounted to RMB 57.5 billion. The Company remained in a solid financial position with stable cash flow. In view of the Company’s funding requirements, return on equity, profitability and cash flow for future development, the Board of Directors recommended the payment of a final dividend of RMB 0.19 per share. Taking into account the interim dividend of RMB 0.12 per share, the total dividend for the year was RMB 0.31 per share, with a dividend payout ratio of 65.3%.

Corporate governance continuously improved. The Board of Directors enhanced its scientific approach to decision-making and optimised development strategies and implementation plans. The independent directors performed their duties and functions professionally, making great contributions to our sustainable development. The Company also revised and improved its Articles of Association and other governing documents, as well as implemented effective risk control measures. Additionally, the Company launched the Integrity Compliance Management Manual in its continued effort to further strengthen its compliance management system. Further, the Company deepened management system reforms and adjusted internal departments in an orderly manner so as to continuously improve our professional management. We attached great importance to shareholder returns, enhanced communications with stakeholders, and protected investors’ interests in an effort to consistently increase corporate transparency. Meanwhile, we strived to transform the advantage of Party building into our competitive business advantage through effective integration of these two efforts. The Company was awarded “Best Corporate Governance for a Publicly Listed Company” by the Golden Bauhinia Awards.

Quality improved in stable operation. We maintained safe and stable production operations, continued to deepen supply-side structural reforms and sped up the construction of key projects to ensure stable growth and improve the quality of the industry chain. As for the upstream business, greater efforts were made in oil and gas exploration, achieving satisfactory results in increasing reserves, stabilizing oil production, increasing gas output, and reducing costs. The domestic oil and gas reserve replacement ratio reached 138.7%, and market share of natural gas further increased. The refining and marketing businesses navigated through fierce market competition with product portfolio better adapted to market demand. Simultaneously, production and sales volume increased, and the pace of construction of comprehensive services and the application of artificial intelligence at service stations was accelerated. Underpinned by rapid growth of the overall volume and strengthening structural adjustment of the chemicals business, development of high value-added synthetic materials achieved remarkable progress. In addition, we actively nurtured new businesses and operations and provided new impetus for transformation and upgrading. Furthermore, we implemented innovation-driven development strategies, built joint innovation platforms, and achieved breakthroughs in major technologies and a series of R&D projects. The evaluation of the comprehensive advantages of our patents also continued to be at the forefront of our domestic enterprises’ efforts.

CHAIRMAN’S ADDRESS (Continued)

Corporate social responsibilities effectively fulfilled. We took proactive measures to combat climate change and implement green and low-carbon development strategies, as well as strived to develop clean energy. Green enterprise and energy efficiency upgrading campaigns were undertaken to reduce greenhouse gas emissions and protect the ecological environment and biodiversity. We also took great care in implementing our HSSE management system that ensures safe production and occupational health, and protects the physical and mental health of all employees. We made greater efforts to implement targeted poverty alleviation and achieved fruitful results, including poverty alleviation programs focused on industry, education and consumption. To benefit as many people as possible, we actively and consistently participated in various social welfare initiatives. In addition, we honored the traditional and cultural characteristics of the communities where we operate, and regularly promoted economic development and environmental protection in the communities around our projects. In so doing, we fully demonstrated our commitment to being a responsible global corporate citizen, which received high recognition at home and abroad.

The hard-won achievements in 2019 were attributed to the arduous efforts and altruistic dedication of the Company’s Board of Directors, the Board of Supervisors, the management and the entire staff. Due to reassignment and retirement, Mr. Dai Houliang, Mr. Li Yunpeng, and Mr. Liu Zhongyun no longer hold positions in the Company. During their tenure, they worked diligently, fulfilled their duties and contributed greatly to the Company. In particular, Mr. Dai Houliang, former Chairman of the Board, made outstanding contributions and played an essential role in improving corporate governance, advancing reforms and innovation, and achieving sustainable growth. On behalf of the Board of Directors, I would like to extend my sincere gratitude to all of them!

At the beginning of 2020, the sudden outbreak of coronavirus struck China and impacted the global economy. Confronted with the outbreak, President Xi Jinping attached great importance to deploying relief actions by giving overall instructions directly. In response to the outbreak, the Company acted promptly and proactively. While maintaining stable production and operation, the Company gave full play to its industrial advantages, exerted full force to produce raw materials for medical and health supplies, and cooperated with related enterprises to produce medical supplies in urgent need, including masks and protective suits for affected areas. Moreover, with the advantages of our sales network, the Company spared no effort to guarantee the market supply of oil and gas, innovate service models, and enable the public to purchase articles for daily use conveniently, thereby making our contribution to win the battle against the virus.

Looking forward, the global economy will face more instability and uncertainty brought by the outbreak. Although the virus may temporarily impact the Chinese economy, we firmly believe that China’s solid economic fundamentals will remain unchanged and the country’s potential and momentum will remain strong. A combination of preferential policies and measures oriented to enterprises set out by the Chinese government is supporting the rapid recovery of the economy while reducing the impact brought by the virus. We believe that as the control and prevention of outbreak continues to improve domestically, the domestic demand for petroleum and petrochemical products that was suppressed and frozen will rebound quickly.

Challenges always arise with opportunities. The Company will continue to adhere to the overall strategy of “making progress while maintaining stability,” and to that end will implement new development philosophies and energy security strategies, as well as further strengthen corporate governance. The Company will also continue to focus on supply-side structural reform. Exercising comprehensive and strict governance over the Party, coupled with the strategy of the Talent Empowering Enterprise Scheme, the Company will continue to leverage its advantages of integration, aiming to realize a development pattern with energy resources as the backbone, clean energy and synthetic materials as two development wings, and new energy, new economies, and new fields as important growth points.

The Company will continue to deepen the reform of its systems and mechanisms, further improve its corporate governance system and enhance governance capabilities. With headquarters acting as the center of restructuring, the Company will further advance reforms of its management system and market-oriented operation mechanism. It will strengthen construction of its systems, improve management, and better mobilize initiatives in every aspect so as to constantly increase the ability to create synergies, raise efficiency and mitigate risks.

The Company will focus on promoting structural adjustment and continuously improving its core competence. In the upstream business, the Company will implement the action plan of vigorously enhancing oil and gas exploration and development, focusing on high-quality exploration and profit-driven production, and further consolidating the oil and gas resource base. In the meantime, the Company will adopt an integrated approach to the clean and efficient use of new energy, renewable energy and coal resources, and promote diversification of the energy mix. As for the refining and marketing business, the Company will closely monitor market demand, optimize the system, promote construction of advanced production capacity, and fully develop the potential of the marketing network and improve the quality of operations. In terms of the chemicals business, the Company will accelerate the supply of high-end synthetic materials, develop a more competitive and advantageous basic chemical product chain and improve marketing services and efficiency, by ways of focusing on technological progress and extending the production chain, etc. Additionally, the Company will accelerate key research on core technologies, enhance the capability of proprietary innovation, speed up low-carbon transformation, and improve the efficiency of energy conversion to reduce carbon emissions, which we expect will give rise to a core competency in green development. In 2020, the planned capital expenditure of the Company amounts to RMB 143.4 billion.

Only with great courage, ambition and momentum can a company strive and thrive. Sinopec Corp. is endowed with a complete industrial chain, and its integrated competitive advantages are clear, especially in the Company’s strong market presence, branding, capital resources, and human talent. I firmly believe that with the concerted efforts of our Board of Directors, management and entire staff, as well as support from our shareholders and the community, Sinopec Corp. will surely develop in distinct ways that are more efficient and of higher quality, which in turn will create greater value for shareholders and the community.

Zhang Yuzhuo
Chairman

Beijing, China
Chairman’s Address
27 March 2020

BUSINESS REVIEWS AND PROSPECTS

BUSINESS REVIEW
In 2019, the global economy slowed down while China maintained an overall stable with its gross domestic product (GDP) up by 6.1%. International oil prices fluctuated in a wide range while domestic market saw rapid growth demand for natural gas and fierce competition in oil products due to abundant supply, and chemicals prices decreased. The Company actively addressed market changes by pursuing innovative, coordinated, green, open and shared development. Through implementing specialised development, market-oriented operation, internalisation and overall coordination, we pushed forward all aspects of our work, and achieved solid operating results.

1	MARKET REVIEW

(1)	Crude Oil & Natural Gas Market
In 2019, international oil prices fluctuated with a wide range. The spot price of Platt’s Brent for the year averaged USD 64.21 per barrel, down by 10.0%. Along with the changes in China’s energy mix, domestic demand for natural gas remained strong. Based on statistics released by the NDRC, domestic apparent consumption of natural gas reached 306.7 billion cubic meters, up by 9.4% year on year.

(2)	Refined Oil Products Market
In 2019, domestic demand for refined oil products maintained its growth while market supply was in surplus. According to statistics released by the NDRC, the apparent consumption of refined oil products (including gasoline, diesel and kerosene) was 330 million tonnes, up by 1.4% from the previous year, with gasoline up by 2.3%, kerosene up by 6.2% and diesel down by 0.5%. There were 21 price adjustments for domestic refined oil products throughout the year with 15 increases and 6 decreases.

(3)	Chemical Products Market
Domestic demand for chemicals kept stable growth in 2019. Based on our statistics, domestic consumption of ethylene equivalent was 52.71 million tonnes, up by 11.8% from the previous year, and the apparent consumption of synthetic resin, synthetic fibre and synthetic rubber rose by 10.1%, 12.5% and 3.6%, respectively. Average prices of domestic chemical products decreased by 12.6% year on year, and the average margin of chemical products narrowed.

BUSINESS REVIEWS AND PROSPECTS (Continued)

2	PRODUCTION & OPERATIONS REVIEW

(1)	Exploration and Production
In 2019, we implemented the action plan of redoubling efforts in oil and gas exploration and production, actively pressed ahead with high-efficiency exploration and profit-oriented development, accelerated the systematic integration of natural gas production, supply, storage and marketing, continuously reduced cost and expenditure on all fronts, and achieved tangible results in maintaining oil production, increasing gas output and cutting cost. We reinforced venture exploration and preliminary exploration in new areas which led to new discoveries in Tarim, Sichuan and Erdos basins. The Company’s newly added proved reserves in China reached 587 million barrels of oil equivalent, with domestic reserve replacement ratio at 138.7%. In crude oil development, we proceeded with the capacity building in Shunbei oilfield, strengthened profitable production capacity of hard-to-recover reserves in mature fields, intensified EOR technology breakthrough and application, and ensured steady production. In natural gas development, we constantly pushed forward capacity building in Fuling, Weirong, and West Sichuan gas fields, expanded the market and sales, and promoted coordinated development along the value chain. The Company’s production of oil and gas reached 458.92 million barrels of oil equivalent, with domestic crude production reaching 249.43 million barrels and natural gas production totaling 1,047.78 billion cubic feet, up by 7.2% year on year.

Summary of Operations for the Exploration and Production Segment

	2019	2018	2017	Change from 2018 to 2019(%)
Oil and gas production (mmboe)	458.92	451.46	448.79	1.7
Crude oil production (mmbbls)	284.22	288.51	293.66	(1.5)
China	249.43	248.93	248.88	0.2
Overseas	34.79	39.58	44.78	(12.1)
Natural gas production (bcf)	1,047.78	977.32	912.50	7.2

Summary of Reserves of Crude Oil and Natural Gas

Crude oil reserves (mmbbls)
Items	31 December 19	31 December 18
Proved reserves	1,741	1,666
Proved developed reserves	1,588	1,533
China	1,326	1,244
Consolidated subsidiaries	1,326	1,244
Shengli	982	910
Others	344	334
Overseas	262	289
Consolidated subsidiaries	17	27
Equity accounted entities	245	261
Proved undeveloped reserves	153	134
China	107	96
Consolidated subsidiaries	107	96
Shengli	12	16
Others	95	80
Overseas	46	38
Consolidated subsidiaries	0	0
Equity accounted entities	46	38

BUSINESS REVIEWS AND PROSPECTS (Continued)

	Natural gas reserves (bcf)
Items	31 December 19	31 December 18
Proved reserves	7,225	6,807
Proved developed reserves	6,035	5,835
China	6,026	5,822
Consolidated subsidiaries	6,026	5,822
Puguang	1,814	1,904
Fuling	1,315	1,149
Others	2,897	2,769
Overseas	9	13
Consolidated subsidiaries	0	0
Equity accounted entities	9	13
Proved undeveloped reserves	1,190	972
China	1,190	972
Consolidated subsidiaries	1,190	972
Fuling	65	195
Others	1,125	777

Exploration and Production Activities

	Wells drilled (as of 31 December)
	2019				2018
	Exploratory		Development		Exploratory		Development
	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry
China	350	174	2,098	5	286	131	1,941	6
Consolidated subsidiaries	350	174	2,098	5	286	131	1,941	6
Shengli	195	81	1,168	4	149	71	1,201	5
Others	155	93	930	1	137	60	740	1
Overseas	3	1	99	0	0	0	70	0
Consolidated subsidiaries	0	0	0	0	0	0	0	0
Equity accounted entities	3	1	99	0	0	0	70	0
Total	353	175	2,197	5	286	131	2,011	6

	Wells drilling (as of 31 December)
	2019				2018
	Gross		Net		Gross		Net
	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development
China	117	177	117	176	69	277	69	277
Consolidated subsidiaries	117	177	117	176	69	277	69	277
Shengli	60	20	60	20	25	72	25	72
Others	57	157	57	156	44	205	44	205
Overseas	0	0	0	0	0	10	0	10
Consolidated subsidiaries	0	0	0	0	0	0	0	0
Equity accounted entities	0	0	0	0	0	10	0	10
Total	117	177	117	176	69	287	69	287

	Oil productive wells (as of 31 December)
	2019		2018
	Gross	Net	Gross	Net
China	52,112	52,112	51,030	51,030
Consolidated subsidiaries	52,112	52,112	51,030	51,030
Shengli	33,819	33,819	32,805	32,805
Others	18,293	18,293	18,225	18,225
Overseas	7,248	2,855	7,293	3,939
Consolidated subsidiaries	28	14	28	14
Equity accounted entities	7,220	2,841	7,265	3,925
Total	59,360	54,967	58,323	54,969

BUSINESS REVIEWS AND PROSPECTS (Continued)

	Natural gas productive wells (as of 31 December)
	2019		2018
Region	Gross	Net	Gross	Net
China	6,420	6,378	5,068	5,028
Consolidated subsidiaries	6,420	6,378	5,068	5,028
Puguang	61	61	58	58
Fuling	482	482	368	368
Others	5,877	5,835	4,642	4,602
Total	6,420	6,378	5,068	5,028

Unit: Square kilometers

	Area under license (as of 31 December)
	2019	2018
Acreage with exploration licenses	472,017	525,269
China	472,017	525,269
Acreage with development licenses	38,697	36,748
China	33,467	31,643
Overseas	5,230	5,106

(2)	Refining
In 2019, with market-oriented approach, we optimised product mix to produce more gasoline and jet fuel, increased production of high value-added products, and lowered diesel-to-gasoline ratio to 1.05. We optimised the production plan for low sulfur fuel oil and reduced cost. We leveraged our advantage in production and sales, and moderately increased export of oil products to keep a relatively high utilization rate. We promoted quality upgrading projects and made structural adjustments, comprehensively optimized production and ensured safety and reliability of the refining facilities. We improved the marketing and distribution systems and realised a growth momentum in high grade lubricants and grease, LPG, asphalt and sulphur. In 2019, the Company processed 249 million tonnes of crude oil, and produced 160 million tonnes of refined oil products, up by 3.4%, with gasoline and kerosene up by 2.6% and 7.8% respectively year on year.

Summary of Operations for the Refining Segment	Unit: million tonnes

	2019	2018	2017	Change from 2018 to 2019 (%)
Refinery throughput	248.52	244.01	238.50	1.8
Gasoline, diesel and kerosene production	159.99	154.79	150.67	3.4
Gasoline	62.77	61.16	57.03	2.6
Diesel	66.06	64.72	66.76	2.1
Kerosene	31.16	28.91	26.88	7.8
Light chemical feedstock production	39.78	38.52	38.60	3.3
Light product yield (%)	76.38	76.00	75.85	0.38 percentage points
Refinery yield (%)	94.98	94.93	94.88	0.05 percentage points

Note:	Includes 100% of the production from domestic joint ventures.

(3)	Marketing and Distribution
In 2019, confronted with fierce market competition, the Company brought our advantages of integrated production and marketing network into full play, adhered to the guideline of “achieving gains in both sales volume and profits”, coordinated allocation of resources, expanded sales and increased profit, and achieved sustained growth in both total sales volume and retail scale. With focus on customer need, we adopted a flexible and targeted marketing strategy, and improved our services. We upgraded our distribution network to further strengthen our existing advantages. We accelerated the construction and operation of CNG stations and explored the development of hydrogen fueling stations. Total sales volume of refined oil products for the year was 255 million tonnes, up by 7.3% year on year, of which domestic sales volume accounted for 184 million tonnes, up by 2.3%. Meanwhile, we strengthened development and marketing of company-owned brands, and promoted the innovation of non-fuel business model and its market-oriented reform, to speed up the development of non-fuel business.

BUSINESS REVIEWS AND PROSPECTS (Continued)

Summary of Operations for the Marketing and Distribution Segment

	2019	2018	2017	Change from 2018 to 2019 (%)
Total sales volume of oil products (million tonnes)*	254.95	237.69	231.21	7.3
Total domestic sales volume of oil products (million tonnes)	184.45	180.24	177.76	2.3
Retail sales (million tonnes)	122.54	121.64	121.56	0.7
Direct sales and distribution (million tonnes)	61.91	58.61	56.20	5.6
Annual average throughput per station (tonne/station)	3,992	3,979	3,969	0.3

	31 December	31 December	31 December	Change from the end of the previous year to the end of the reporting period
	2019	2018	2017	(%)
Total number of service stations under the Sinopec brand	30,702	30,661	30,633	0.1
Number of company-operated stations	30,696	30,655	30,627	0.1

Note:	The total sales volume of refined oil products includes the amount of refined oil marketing and trading sales volume.

(4)	Chemicals
In 2019, the Company followed the development philosophy of “basic plus high-end”, sped up advanced capacity building, and optimised business portfolio layout. We persistently fine-tuned chemical feedstock mix to increase the yield and lower cost. We optimised products slate, enhanced integration among production, marketing, R&D and application, vigorously promoted the development and application of new products, and raised the proportion of new and specialty products. We further adjusted facility structures to enhance the dynamic optimisation of facilities and product chain, and improved the utilisation based on market demand. Ethylene production in 2019 reached 12.49 million tonnes, up by 8.5% year on year. The differential ratio of synthetic fiber reached 90%, and the ratio of new and specialty products in synthetic resin reached 65.3%. We also promoted targeted marketing and service to further expand our business, with total chemical sales volume increased by 3.3% to 89.50 million tonnes, realising full sales.

Summary of Operations for the Chemicals Segment	Unit: thousand tonnes

	2019	2018	2017	Change from 2018 to 2019 (%)
Ethylene	12,493	11,512	11,610	8.5
Synthetic resin	17,244	15,923	15,938	8.3
Synthetic rubber	1,047	896	848	16.9
Synthetic fiber monomer and polymer	10,029	9,343	9,439	7.3
Synthetic fiber	1,289	1,218	1,220	5.8

Note:	Includes 100% of the production of domestic joint ventures.

(5)	Research and Development
In 2019, with the emphasis on innovation-driven strategy, the Company accomplished notable results in deepening reform of R&D mechanism, promoting innovation platforms such as joint R&D centers and incubators, and making breakthrough in key and frontier technologies. In upstream, research in gas enrichment theory and exploration technologies of marine phase medium and large gas fields in Sichuan Basin made headway, leading to breakthrough in gas reserve. Our proprietary rotary steering drilling system was successfully applied in Shengli oilfield. In refining, we developed various formulations for low sulphur fuel oil and passed engine tests and endurance tests. Our high-grade gasoline and diesel engine oil met the latest international standards and realised industrial production and commercialization. In chemicals, the start-up of the second generation high-efficiency and environment-friendly aromatics facilities was successfully started up. The anthraquinone method of producing hydrogen peroxide in fluidised-bed reactor and PPTA technology realised industrialization. In addition, the framework type code of a novel structured zeolite SCM-15 synthesised by us has been approved by the Structure Commission of International Zeolite Association. In 2019, the Company had 6,160 patent applications at home and abroad, among which 4,076 were granted. We also won six second prizes of National Sci-Tech Progress and one second prize of National Technology Invention, and one gold, three silver and three excellent prizes of National Patent Awards.

BUSINESS REVIEWS AND PROSPECTS (Continued)

(6)	Health, Safety, Security and Environment
In 2019, the Company constantly promoted and fully implemented the HSSE management system. We enhanced overall health management, and established safeguarding mechanism for occupational, physical and psychological health. We surveyed and rectified safety hazards, took stringent measures to control risks and supervise safety and operations of contractors, and achieved sound results. We upgraded our capacity in all-dimension risk prevention and control as well as emergency response, further enhancing security management. In 2019, we actively practiced green and low-carbon growth strategy, further promoted the green enterprise campaign and ecological conservation, and accomplished all emission reduction targets. Compared with 2018, energy consumption per 10,000 yuan of output was down by 0.4%, industrial fresh water usage was down by 1.1%, COD of discharged water down by 2.1%, and SO2 emissions down by 3.9%. All solid waste was properly treated. For more detailed information, please refer to “Communication on Progress for Sustainable Development 2019 of Sinopec Corp.”

(7)	Capital Expenditures
In 2019, focusing on quality and profitability of investment, the Company continuously optimised its capital projects, with total capital expenditures of RMB 147.1 billion. Capital expenditure for the exploration and production segment was RMB 61.7 billion, mainly for Shengli and Northwest crude oil development projects, Fuling and Weirong shale gas projects, phase I of Xinqi gas pipeline, phase I of Erdos-Anping-Cangzhou gas pipeline, Qingdao-Nanjing gas pipeline, Wen 23 and Jintan gas storage projects, as well as overseas projects. Capital expenditure for the refining segment was RMB 31.4 billion, mainly for Zhongke Refining and Petrochemical project, Zhenhai, Tianjin, Maoming and Luoyang refining upgrading projects. Capital expenditure for the marketing and distribution segment was RMB 29.6 billion, mainly for construction of service stations, oil products depots, pipelines and non-fuel business. Capital expenditure for the chemicals segment was RMB 22.4 billion, mainly for Zhongke, Zhenhai, Gulei and Hainan projects, ethylene revamping for Sinopec-SK and Sinopec-SABIC projects, phase II of Hainan high-efficiency and environment-friendly aromatics project, Sinopec-SABIC polycarbonate project and Zhongan coal chemical project. Capital expenditure for corporate and others was RMB 2 billion, mainly for R&D facilities and information technology projects.

BUSINESS PROSPECTS

(1)	Market Outlook
In 2020, despite the increasing instability
and uncertainty of the international political and economic situation, and the inevitable impact on China’s economy by coronavirus outbreak in the short term, we expect the fundamentals sustaining sound economic growth in China remain unchanged. Domestic demand for energy and chemical products will be relatively weak in the first half, but the accumulated demand is expected to be released rapidly after outbreak. Considering oil-producing countries’
abundant supply capacity, global demand growth, inventory levels, and geopolitics, we expect that the international oil prices will fluctuate at a low level.

(2)	Operations
In 2020, adhering to the principles of “reform, management, innovation, and development”, the Company will focus on optimisation of the entire business value chain, as well as market expansion, risk prevention, and seizing opportunities so as to do our best to reduce the negative impact of the coronavirus outbreak and the slump of crude oil price, and strive to achieve healthy business performance.

Due to the outbreak, the adjustment of the Company’s production plan for 2020 is currently underway. We will confirm the production plan according to the market trends in the future.

Exploration and Production, under
the low oil price circumstance, we will optimise projects implementation, enhance high-quality exploration, and reduce cost and expenditure to expand resource base and realize sustainable development. In crude oil development, more efforts will be made in promoting capacity building of Shunbei Oilfield, Tahe Oilfield, and the Oilfield at the western margin of the Junggar Basin, and we will strengthen profit-oriented development of mature fields. In natural gas development, we will accelerate capacity construction of key projects, and promote integration of production, supply, storage and marketing so as to maximize the value of the business chain. Preliminarily, we plan to keep a stable production volume of curde oil and realise a positive growth for nature gas.

Refining, under low oil price circumstance, with the coordination of production and sales, domestic and overseas markets, the Company will optimize utilization rate and production

BUSINESS REVIEWS AND PROSPECTS (Continued)

scheduling, and promote efficient operation of its refining business chain. We will optimize the allocation of crude oil, coordinate crude oil supply chain, and reduce procurement costs. More efforts will be made in restructuring product slate, increasing products tailoring for market demand and changes. We will accelerate low-sulfur bunker fuel projects and the revamping of storage and transportation facilities to rapidly expand market share.

Marketing and Distribution, balancing volume and profit, and leveraging the advantages of integration of production and sales, the Company will continuously improve the quality of its operations. We will vigorously carry out targeted and differentiated marketing to continuously improve our services with focus on customer need. We will accelerate the construction of smart service stations, coordinate the layout of natural gas and hydrogen stations, and consolidate and expand network advantages. More efforts will be made in boosting innovation in non-fuel business models, vigorously developing proprietary brands, creating differentiated competitive advantages, so as to drive rapid growth in non-fuel business.

Chemicals, the Company will focus on the “basic + high-end” development concept, speed up advanced capacity building, continuously deepen structural adjustment, and improve our competitiveness and profitability. We will optimize facilities and product chain, and improve utilization rate and production scheduling based on market demand. Efforts will be made in adjusting feedstock slate to improve product yield and reduce cost. We will coordinate production, marketing, research and application, and redouble our efforts in developing new products and increase the production of high value-added products. Meanwhile, we will improve targeted marketing and services, enhance e-commerce platforms, actively explore overseas markets and continuously expand market share.

Research and Development, we will continue to implement the innovation-driven development strategy, deepen mechanism reform, accelerate key technology breakthrough, improve innovation capabilities to strive for quality development. In oil and gas exploration and development, we will strive to make technology breakthrough in ultra-deep oil and gas, tight oil and gas, shale oil and gas, etc. In refining, we will accelerate the research of heavy oil processing, oil quality upgrading, and promote the application of technologies such as needle coke. In chemicals, we will continuously improve the package technologies of ethylene and aromatics, strengthen the research and development of photoelectric materials and degradable materials, and accelerate the industrialization of large-tow high-performance carbon fibers. At the same time, we will focus on advancing research on cutting-edge technologies and new areas to achieve future business development through technology innovation.

Capital Expenditures, Preliminary capital expenditures for the year 2020 are budgeted at RMB 143.4 billion. We will dynamically optimise capital projects based on future market trends. Preliminarily, RMB 61.1 billion will be invested in exploration and production with focuses on the production capacity building of Shengli and Northwest crude oil development projects, Fuling and Weirong shale gas field, and the construction of natural gas pipelines and storage facilities as well as overseas oil and gas projects. The refining segment will account for RMB 22.4 billion, mainly on the construction and commissioning of the Zhongke project, and structural adjustment projects of Zhenhai, Tianjin, Maoming, Luoyang. RMB 22.0 billion is budgeted for marketing and distribution with emphasis on service stations, depots and storage facilities for refined oil products, pipelines and non-fuel business. The share for chemicals will be RMB 32.3 billion which will be used on the construction of Zhongke, Zhenhai and Gulei projects, ethylene revamping of Sinopec-SK and Sinopec-SABIC projects, Sinopec-SABIC polycarbonate project, Jiujiang aromatics project and Zhong An coal chemical project. The capital expenditure for corporate and others will be RMB 5.6 billion, mainly for R&D facilities and information technology projects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING FINANCIAL DATA WERE ABSTRACTED FROM THE COMPANY’S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE IFRS, UNLESS OTHERWISE STATED.
THE PRICES IN THE FOLLOWING DISCUSSION DO NOT INCLUDE VALUE-ADDED TAX.

1	CONSOLIDATED RESULTS OF OPERATIONS
In 2019, the Company’s turnover and other operating revenues was RMB 2,966.2 billion, increased by 2.6% compared with that of 2018. The operating profit was RMB 86.2 billion, representing a year on year increase of 4.8%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Year ended 31 December
	2019	2018	Change (%)
	RMB million		RMB million
Turnover and other operating revenues	2,966,193	2,891,179	2.6
Turnover	2,900,488	2,825,613	2.6
Other operating revenues	65,705	65,566	0.2
Operating expenses	(2,879,995)	(2,808,915)	2.5
Purchased crude oil, products and operating supplies and expenses	(2,380,907)	(2,292,983)	3.8
Selling, general and administrative expenses	(55,313)	(65,642)	(15.7)
Depreciation, depletion and amortization	(108,812)	(109,967)	(1.1)
Exploration expenses, including dry holes	(10,510)	(10,744)	(2.2)
Personnel expenses	(81,482)	(77,721)	4.8
Taxes other than income tax	(242,535)	(246,498)	(1.6)
Other operating expense, net	(436)	(5,360)	(91.9)
Operating profit	86,198	82,264	4.8
Net finance costs	(9,967)	1,001	—
Investment income and share of profits less losses from associates and joint ventures	13,696	15,845	(13.6)
Profit before taxation	89,927	99,110	(9.3)
Income tax expense	(17,894)	(20,213)	(11.5)
Profit for the year	72,033	78,897	(8.7)
Attributable to:
Shareholders of the Company	57,465	61,618	(6.7)
Non-controlling interests	14,568	17,279	(15.7)

(1)	Turnover and other operating revenues
In 2019, the Company’s turnover was RMB 2,900.5 billion, representing an increase of 2.6% over 2018. This was mainly attributed to expansion of business scale and trading volume.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2019 and 2018:

				Average realised price
	Sales volume (thousand tonnes)			(RMB/tonne, RMB/thousand cubic meters
	Year ended 31 December			Year ended 31 December
	2019	2018	Change (%)	2019	2018	Change (%)
Crude oil	6,034	6,595	(8.5)	3,000	3,100	(3.2)
Natural gas (million cubic meters)	27,073	24,197	11.9	1,562	1,400	11.6
Gasoline	92,23	88,057	4.7	7,387	7,870	(6.1)
Diesel	87,083	84,630	2.9	5,811	5,996	(3.1)
Kerosene	27,041	25,787	4.9	4,298	4,562	(5.8)
Basic chemical feedstock	41,022	40,520	1.2	4,578	5,488	(16.6)
Monomer and polymer for synthetic fibre	14,019	11,127	26.0	5,714	6,971	(18.0)
Synthetic resin	16,103	14,433	11.6	7,717	8,634	(10.6)
Synthetic fibre	1,370	1,314	4.3	8,438	9,712	(13.1)
Synthetic rubber	1,280	1,114	14.9	9,583	10,619	(9.8)
Chemical fertilizer	924	794	16.4	2,110	2,096	0.7

MANAGEMENT’S DISCUSSION AND ANALYSIS (Continued)

Most crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to external customers. In 2019, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 111.1 billion, an increase of 18.8% over 2018. The change was mainly due to increases in natural gas sales volume and prices as the result of promoting natural gas production-supply-storage-sale system, and actively expanding market share.

In 2019, petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB 1,535.2 billion (accounting for 51.8% of the Company’s turnover and other operating revenues), representing a decrease of 1.5% over 2018, mainly due to the decrease in petroleum products’ prices. The sales revenue of gasoline, diesel and kerosene was RMB 1,303.6 billion, representing a decrease of 1.1% over 2018, and accounting for 85% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 231.6 billion, representing a decrease of 3.4% compared with 2018, accounting for 15% of the total sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 425.5 billion, representing a decrease of 7% over 2018, accounting for 14.3% of the Company’s total turnover and other operating revenues. This was mainly due to the decrease in price of chemical products, which resulting from the increase of supply in chemical market.

(2)	Operating expenses
In 2019, the Company’s operating expenses was RMB 2,880 billion, increased by 2.5% compared with 2018. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses was RMB 2,380.9 billion, representing an increase of 3.8% over the same period of 2018, accounting for 82.7% of the total operating expenses, of which:

Crude oil purchasing expenses was RMB 681.2 billion, representing a decrease of 2.9% over the same period of 2018. Throughput of crude oil purchased externally in 2019 was 228.74 million tonnes (excluding the volume processed for third parties), representing an increase of 0.7% over the same period of 2018. The average cost of crude oil purchased externally was RMB 3,326 per tonne, representing a decrease by 3.6% over 2018.

The Company’s purchasing expenses of refined oil products was RMB 364.9 billion, representing an increase of 2.6% over the same period of 2018.

The Company’s purchasing expense related to trading activities was RMB 738.3 billion, representing an increase of 12.6% over the same period of 2018.

The Company’s other purchasing expenses was RMB 596.5 billion, representing an increase of 2.7% over the same period of 2018.

Selling, general and administrative expenses was RMB 55.3 billion, representing a decrease of 15.7% over 2018. This was mainly because the company significantly reduced non-operating costs, and adjusted accounting of some of the gas station, land and other rental expenses to depreciation and interests expense as required by the New Leasing Rules.

Depreciation, depletion and amortisation was RMB 108.8 billion, representing a decrease of 1.1% compared with 2018. That was mainly due to the depletion of oil and gas assets decreased as a result of the Company’s proved reserves of crude oil and natural gas increased.

Exploration expenses was RMB 10.5 billion, representing a decrease of 2.2% year on year.

Personnel expenses was RMB 81.5 billion, representing an increase of 4.8% over 2018.

Taxes other than income tax was RMB 242.5 billion, representing a decrease of 1.6% compared with 2018. That was mainly due to the decrease of RMB 3.2 billion in urban maintenance and construction tax and education surcharges resulting from the decrease of value added tax rate.

Other operating expense, net was RMB 440 million.

(3)	Operating profit was RMB 86.2 billion, representing an increase of 4.8% compared with 2018. That was mainly due to a significant increase of profit in upstream business.

(4)	Profit before taxation was RMB 89.9 billion, representing a decrease of 9.3% compared with 2018. That was mainly because the margin of major refining products shrank.

(5)	Income tax expense was RMB 17.9 billion, representing a decrease of 11.5% year on year.

(6)	Profit attributable to non-controlling interests was RMB 14.6 billion, representing a decrease of RMB 2.7 billion compared with 2018.

(7)	Profit attributable to shareholders of the Company was RMB 57.5 billion, representing a decrease of 6.7% year on year.

MANAGEMENT’S DISCUSSION AND ANALYSIS (Continued)

2	RESULTS OF SEGMENT OPERATIONS
The Company manages its operations through four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenue before elimination of inter-segment sales		As a percentage of consolidated operating revenue after elimination of inter-segment sales
	Year ended 31 December		Year ended 31 December		Year ended 31 December
	2019	2018	2019	2018	2019	2018
	RMB million	RMB million	(%)	(%)	(%)	(%)
Exploration and Production Segment
External sales*	121,379	104,237	2.5	2.2	4.1	3.6
Inter-segment sales	89,315	95,954	1.8	2.0
Operating revenues	210,712	200,191	4.3	4.2
Refining Segment
External sales*	147,138	154,319	3.0	3.2	5.0	5.3
Inter-segment sales	1,077,018	1,109,088	22.4	22.9
Operating revenues	1,224,156	1,263,407	25.4	26.1
Marketing and Distribution Segment
External sales*	1,426,804	1,441,413	29.4	29.9	48.1	49.9
Inter-segment sales	4,159	5,224	0.1	0.1
Operating revenues	1,430,963	1,446,637	29.5	30.0
Chemicals Segment
External sales*	440,369	472,898	9.1	9.8	14.8	16.4
Inter-segment sales	54,856	73,835	1.1	1.5
Operating revenues	495,234	546,733	10.2	11.3
Corporate and Others
External sales*	830,485	718,312	17.1	14.9	28.0	24.8
Inter-segment sales	654,337	650,271	13.5	13.5
Operating revenues	1,484,822	1,368,583	30.6	28.4
Operating revenue before elimination of inter-segment sales	4,845,887	4,825,551	100.0	100.0
Elimination of inter-segment sales	(1,879,694)	(1,934,372)
Turnover and other operating revenues	2,966,193	2,891,179			100.0	100.0

*:	Other operating revenues are included.

MANAGEMENT’S DISCUSSION AND ANALYSIS (Continued)

The following table sets forth the operating revenues, operating expenses and operating profit by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change of 2019 compared to 2018.

	Year ended 31 December
	2019	2018	Change
	RMB million	RMB million	(%)
Exploration and Production Segment
Operating revenues	210,712	200,191	5.3
Operating expenses	201,428	210,298	(4.2)
Operating loss	9,284	(10,107)	–
Refining Segment
Operating revenues	1,224,156	1,263,407	(3.1)
Operating expenses	1,193,524	1,208,580	(1.2)
Operating profit	30,632	54,827	(44.1)
Marketing and Distribution Segment
Operating revenues	1,430,963	1,446,637	(1.1)
Operating expenses	1,401,856	1,423,173	(1.5)
Operating profit	29,107	23,464	24.0
Chemicals Segment
Operating revenues	495,234	546,733	(9.4)
Operating expenses	478,083	519,726	(8.0)
Operating profit	17,151	27,007	(36.5)
Corporate and Others
Operating revenues	1,484,822	1,368,583	8.5
Operating expenses	1,484,758	1,377,876	7.8
Operating loss	64	(9,293)	—
Elimination of inter-segment (loss)/profit	(40)	(3,634)	—

(1)	Exploration and Production Segment
Most crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical production. Most of the natural gas and a small portion of crude oil were sold externally to other customers.

In 2019, the operating revenues of this segment was RMB 210.7 billion, representing an increase of 5.3% over 2018. This was mainly attributed to the rise of realised price and sales volume in natural gas as a result of the expansion of natural gas business.

In 2019, the segment sold 34.35 million tonnes of crude oil, representing a decrease of 1.3% over 2018. Natural gas sales volume was 28.78 billion cubic meters (bcm), representing an increase of 9.7% over 2018. Regasified LNG sales volume was 11.16 bcm, representing an increase of 33.9% over 2018. LNG sales volume was 4.74 million tonnes, representing an increase of 65.9% over 2018. Average realised prices of crude oil, natural gas, Regasified LNG, and LNG were RMB 2,862 per tonne, RMB 1,566 per thousand cubic meters, RMB 2,040 per thousand cubic meters, and RMB 3,305 per tonne, representing decrease of 6.0%, increase of 11.1%, 5.5%, and decrease of 12.6% respectively over 2018.

In 2019, the operating expenses of this segment was RMB 201.4 billion, representing a decrease of 4.2% over 2018. That was mainly due to the following:

•	Depreciation, depletion and amortisation decreased by RMB 9.6 billion year on year;

•	Payment of land use right and community services expenses decreased by RMB 5.7 billion year on year;

•	Impairment losses on long-lived assets decreased by RMB 4.3 billion year on year;

•	Resource Tax and special oil income levy decreased by RMB 2.0 billion year on year;

•	Procurement cost increased by RMB 10.6 billion year on year, as a result of expansion of LNG business scale;

•	Personnel expenses increased by RMB 1.7 billion year on year.

In 2019, the oil and gas lifting cost was RMB 782 per tonne, representing a year on year decrease of 1.8%. In 2019, the operating profit of the exploration and production segment was RMB 9.3 billion, representing an increase of RMB 19.4 billion compared with 2018. The segment reinforced efficient exploration and profit-oriented development, enhanced stable production of crude oil, accelerated construction of natural gas production-supply-storage-sale system and actively expanding market and promoting sales, strengthened cost control, and effectively improved profitability.

(2)	Refining Segment
Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company, as well as processing crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company; part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold externally to both domestic and overseas customers.

In 2019, the operating revenues of this segment was RMB 1,224.2 billion, representing a decrease of 3.1% over 2018. This was mainly attributed to the decrease in products prices compared with the same period of last year.

MANAGEMENT’S DISCUSSION AND ANALYSIS (Continued)

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in 2019 and 2018.

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2019	2018	Change (%)	2019	2018	Change (%)
Gasoline	60,750	59,746	1.7	7,057	7,386	(4.5)
Diesel	63,509	62,676	1.3	5,477	5,766	(5.0)
Kerosene	23,890	22,418	6.6	4,252	4,515	(5.8)
Chemical feedstock	39,720	38,524	3.1	3,531	3,910	(9.7)
Other refined petroleum products	61,890	61,439	0.7	3,237	3,312	(2.3)

In 2019, sales revenues of gasoline was RMB 428.7 billion, representing a decrease of 2.9% over 2018.

The sales revenues of diesel was RMB 347.8 billion, representing a decrease of 3.7% over 2018.

The sales revenues of kerosene was RMB 101.6 billion, representing an increase of 0.4% over 2018.

The sales revenues of chemical feedstock was RMB 140.2 billion, representing a decrease of 6.9% over 2018.

The sales revenues of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock was RMB 200.3 billion, representing a decrease of 1.6% over 2018.

In 2019, the segment’s operating expenses was RMB 1,193.5 billion, representing a decrease of 1.2% over 2018. This was mainly attributed to the decrease in procurement cost of crude oil. In 2019, the average processing cost for crude oil was RMB 3,403 per tonne, representing a decrease of 4.1% over 2018. Total crude oil processed was 252.5 million tonnes (excluding volume processed for third parties), representing an increase of 1.7% over 2018. The total cost of crude oil processed was RMB 859.3 billion, representing a decrease of 2.4% over 2018.

In 2019, refining gross margin was RMB 366 per tonne, decreased by RMB 96 per tonne representing a reduction of 20.8% compared with 2018. This is mainly due to the fluctuation of price spread between heavy and light crude oil, increase of freight and insurance costs for overseas shipments, as well as the narrowed gross margin of refined petroleum products other than gasoline, diesel and kerosene.

In 2019, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, then divided by the throughput of crude oil and refining feedstock) was RMB 178 per tonne, a decrease of 1.4% over 2018.

In 2019, the operating profit of the segment totaled RMB 30.6 billion, representing a decline of RMB 24.2 billion compared with 2018.

(3)	Marketing and Distribution Segment
The business activities of the marketing and distribution segment include purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In 2019, the operating revenues of this segment was RMB 1,431 billion, representing a decrease of 1.1% over 2018, of which: the sales revenues of gasoline totaled RMB 681.5 billion, representing a decrease of 1.7% compared with 2018; the sales revenues of diesel was RMB 507.5 billion, representing a decrease of 0.3% over 2018, and the sales revenues of kerosene was RMB 116.3 billion, representing a decrease of 1.1% over 2018.

The following table sets forth the sales volumes, average realised prices, and the respective percentage changes of the segment’s four major refined oil products in 2019 and 2018, including breakdown in retail, direct sales and wholesale of gasoline and diesel:

	Sales Volume (Thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2019	2018	Change (%)	2019	2018	Change (%)
Gasoline	92,261	88,076	4.8	7,387	7,870	(6.1)
Retail	66,440	66,855	(0.6)	7,968	8,296	(4.0)
Direct sales and wholesale	25,820	21,221	21.7	5,892	6,524	(9.7)
Diesel	87,335	84,865	2.9	5,812	5,998	(3.1)
Retail	43,503	43,327	0.4	6,227	6,435	(3.2)
Direct sales and wholesale	43,832	41,537	5.5	5,399	5,541	(2.6)
Kerosene	27,068	25,787	5.0	4,297	4,562	(5.8)
Fuel	21,772	23,372	(6.8)	3,072	2,974	3.3

MANAGEMENT’S DISCUSSION AND ANALYSIS (Continued)

In 2019, the operating expenses of the segment was RMB 1,401.9 billion, representing a decrease of RMB 21.3 billion or 1.5% as compared with that of 2018. This was mainly due to the decrease in refined oil products procured price which resulting in the decrease of procurement cost for RMB 22 billion.

In 2019, the segment’s marketing cash operating cost (defined as the operating expenses less purchase costs, taxes other than income tax, depreciation and amortisation, and then divided by the sales volume) was RMB 183 per tonne, representing a decrease of 11.9% compared with that of 2018. This was mainly due to the adjusted accounting of some of the gas station, land and other right of use assets as required by the New Leasing Rules.

In 2019, the segment exerted advantages of integrated business and distribution network into full play, reinforced the coordination of internal and external resources, promoted targeted marketing and differentiated marketing to improve service quality, and constantly increased profits and sales volume. Meanwhile, we enhanced the development and sales of company-owned brand and put efforts to expand non-fuel business scale and profitability.

In 2019, the operating profit of this segment was RMB 29.1 billion, representing an increase of 24% compared with 2018.

(4)	Chemicals Segment
The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In 2019, the operating revenue of the chemicals segment was RMB 495.2 billion, representing a decrease of 9.4% as compared with that of 2018. This was mainly due to sharp decrease in prices of chemical products as a result of the concentrated release of new capacity, as well as the change of supply-demand structure.

The sales revenues generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic fibre monomer and polymer, synthetic fibre, synthetic rubber, and chemical fertiliser) totaled RMB 465.9 billion, representing a decrease of 9.7% as compared with 2018, and accounted for 94.1% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised prices and respective percentage changes of each of the segment’s six major categories of chemical products in 2019 and 2018.

	Sales Volume (Thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2019	2018	Change (%)	2019	2018	Change (%)
Basic organic chemicals	52,007	52,450	(0.8)	4,518	5,281	(14.4)
Synthetic fibre monomer and polymer	14,089	11,252	25.2	5,722	6,978	(18.0)
Synthetic resin	16,131	15,325	5.3	7,718	8,646	(10.7)
Synthetic fibre	1,370	1,314	4.3	8,438	9,712	(13.1)
Synthetic rubber	1,284	1,278	0.5	9,595	10,750	(10.7)
Chemical fertiliser	925	796	16.2	2,109	2,093	0.8
In 2019, the operating expenses of the chemicals segment was RMB 478.1 billion, representing a decrease of
8.0% over 2018, mainly because of the decrease in the price of externally procured raw materials as compared with the same period in 2018.

In 2019, confronted with the business cycle correction and decreased chemical margin, the Company strengthened the coordination among research, development, production and marketing, continuously reinforced the profit prediction based on the market, optimised the structures of feedstock, product and facilities,, intensified allocation of resources, pushed ahead with targeted marketing and precise service strategy, and achieved steadily growing sales volume of petrochemicals. The operating profit of this segment was RMB 17.2 billion

(5)	Corporate and Others
The business activities of corporate and others mainly consist of import and export business activities of the
Company’s subsidiaries, R&D activities of the Company, and managerial activities of headquarters.

In 2019, the operating revenues generated from corporate and others was RMB 1,484.8 billion, representing an increase of 8.5% over 2018. This was mainly attributed to the increase in value of trade from crude oil and overseas refined oil products, as well as the rapid growth of the equipment and petrochemicals business transaction scale through Epec platform.

In 2019, the operating expenses of corporate and others was RMB 1,484.7 billion, representing an increase of 7.8% over 2018.

In 2019, the operating profit from corporate and others was RMB 0.1 billion.

MANAGEMENT’S DISCUSSION AND ANALYSIS (Continued)

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS
The major funding sources of the Company are its operating activities and short-term and long-term loans. The major use of funds includes operating expenses, capital expenditures, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equity

Unit: RMB million

	As of 31 December 2019	As of 31 December 2018	Change
Total assets	1,755,071	1,592,308	162,763
Current assets	445,856	504,120	(58,264)
Non-current assets	1,309,215	1,088,188	221,027
Total liabilities	879,236	735,773	143,463
Current liabilities	576,374	565,098	11,276
Non-current liabilities	302,862	170,675	132,187
Total equity attributable to shareholders of the Company	738,150	717,284	20,866
Share capital	121,071	121,071	0
Reserves	617,079	596,213	20,866
Non-controlling interests	137,685	139,251	(1,566)
Total equity	875,835	856,535	19,300

As of 31 December 2019, the Company’s total assets was RMB 1,755.1 billion, representing an increase of RMB 162.8 billion compared with that of the end of 2018, of which:

Current assets was RMB 445.9 billion, representing a decrease of RMB 58.3 billion compared with that of the end of 2018, mainly because the cash and cash equivalents decreased by RMB 51.6 billion, financial assets at fair value through profit and loss decreased by RMB 20.8 billion, accounts receivable and bills receivable decreased by RMB 10.0 billion, and the time deposits with financial institution increased by RMB 12.5 billion, inventories and other current assets increased by RMB 11.7 billion.

Non-current assets was RMB 1,309.2 billion, representing an increase of RMB 221.0 billion as compared with that of the end of 2018. This was mainly due to the right-of use assets increased by 267.9 and the lease prepayments decreased by RMB 64.5 billion in accordance with New Leasing Rules, construction in progress and net value of property, plant and equipment increased by RMB 41.2 billion, equity of associates and joint ventures increased by RMB 6.2 billion, and deferred tax assets decreased by RMB 4.1 billion.

The Company’s total liabilities was RMB 879.2 billion, representing an increase of RMB 143.5 billion compared with that of the end of 2018, of which:

Current liabilities was RMB 576.4 billion, representing an increase of RMB 11.3 billion as compared with that of the end of 2018. This was mainly due to the short-term debts and borrowings from Sinopec Group increased by RMB 22.7 billion, lease liabilities increased by RMB 15.2 billion, accounts payable, bills payable and liabilities from contracts increased by RMB 9.0 billion, and derivative financial liabilities decreased by RMB 10.8 billion, other payables decreased by RMB 21.3 billion.

Non-current liabilities was RMB 302.9 billion, representing an increase of RMB 132.2 billion compared with that of the end of 2018. This was mainly due to lease liabilities increased by RMB 177.7 billion in accordance with New Leasing Rules, long-term debts and borrowings from Sinopec Group decreased by RMB 34.7 billion, and other non-current assets decreased by RMB 12.0 billion.

Total equity attributable to owners of the Company was RMB 738.2 billion, representing an increase of RMB 20.9 billion compared with that of the end of 2018, which was mainly due to the capital reserve increased by RMB 20.9 billion.

MANAGEMENT’S DISCUSSION AND ANALYSIS (Continued)

(2)	Cash Flow
The following table sets forth the major items in the consolidated cash flow statements for 2019 and 2018.

Unit: RMB million

Major items of cash flows	Year ended 31 December
	2019	2018
Net cash generated from operating activities	153,420	175,868
Net cash used in investing activities	(120,463)	(66,422)
Net cash used in financing activities	(84,713)	(111,260)

In 2019, the net cash generated from operating activities of the company was RMB 153.4 billion, representing
Management’s Discussion and Analysis
a decrease of RMB 22.4 billion as compared with 2018. Of which: profit before taxation decreased by RMB 9.2 billion, loss from assets impairment decreased by RMB 9.8 billion, depreciation, depletion & amortization and amortization for dry wells write-off decreased by RMB 2.2 billion, interest expenses increased by RMB 9.7 billion, exchange rate and derivatives financial instruments loss/(gain) increased by 5.5 billion, net change of accounts receivable and other current assets decreased by RMB 10.8 billion, net change of inventory decreased by RMB 60.0 billion, net change of accounts payable and other current liabilities decreased by RMB 17.3 billion, and the paid income tax decreased by RMB 13.6 billion as compared with 2018.

In 2019, the net cash used in investing activities was RMB 120.5 billion, representing an increase of cash outflow of RMB 54.0 billion over 2018. Of which: capital expenditure and wildcat expenditure increased by RMB 38.1 billion, purchasing investment and associates and joint ventures investments decreased by RMB 6.6 billion, cash inflow from changes of financial assets which are measured at fair value through profit or loss decreased by RMB 3.0 billion, outcome from time deposit with maturities over three months increased by RMB 9.2 billion.

In 2019, the net cash used in the Company’s financing activities was RMB 84.7 billion, representing a decrease of cash outflow by RMB 26.5 billion over 2018. This was mainly due to the cash out flow from the changes of loans increased to RMB 13.2 billion, cash paid for dividends decrease the expenditure by RMB 21.8 billion, subsidiary companies allocated to non-controlling shareholders reduced expenses by 6.3 billion yuan, investments from non-controlling shareholders increased by RMB 2.0 billion, and repayment for lease liabilities increased by RMB 16.8 billion.

At the end of 2019, the cash and cash equivalents was RMB 60.3 billion.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performances” in the “Significant Events” section of this report.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of this report.

(5)	Research & development and environmental expenditures
R&D expenditures occurred in the period including R&D expenses, expenditures for wildcat exploration, seismic data interpretation, and pilot demonstration project in upstream, expenditures for pilot test and relevant utilities of initial commercial trial in refining segment, as well as expenditures for research equipment. In 2019, the expenditures for R&D was RMB 15.539 billion, of which expense was RMB 9.395 billion, and capitalised cost was RMB 6.144 billion.

Environmental expenditures refer to the normal routine pollutant discharge fees paid by the Company, excluding capitalised cost of pollutant treatment properties. In 2019, the Company paid environmental expenditures of RMB 9.235 billion.

(6)	Measurement of fair values of derivatives and relevant system
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure.

MANAGEMENT’S DISCUSSION AND ANALYSIS (Continued)

Items relevant to measurement of main fair values	Unit: RMB million

Items	Beginning of the year	End of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Impairment loss provision of the current year	Funding source
Available for sale financial assets	25,732	3,319	215	0	0	Self-owned fund
Structured Deposit	25,550	3,318	187	0	0	Self-owned fund
Stock	182	1	28	0	0	Self-owned fund
Derivative financial instruments	1,584	48	(4,384)	0	0	–
Cash flow hedges	(7,268)	(1,940)	(222)	5,258	0	–
Other equity instruments investment	1,450	1,521	0	(38)	0	–
Total	21,498	2,948	(4,391)	5,220	0	–

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER CASS
The major differences between the Company’s financial statements prepared under CASs and IFRS are set out in Section C of the financial statements of the Company on page 200 of this report.

(1)	Under CASs, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December 2019	2018
Operating income	RMB million	RMB million
Exploration and Production Segment	210,712	200,191
Refining Segment	1,224,156	1,263,407
Marketing and Distribution Segment	1,430,963	1,446,637
Chemicals Segment	495,234	546,733
Corporate and Others	1,484,822	1,368,583
Elimination of inter-segment sales	(1,879,694)	(1,934,372)
Consolidated operating income	2,966,193	2,891,179
Operating profit/(loss)
Exploration and Production Segment	6,289	(11,557)
Refining Segment	30,074	53,703
Marketing and Distribution Segment	29,781	24,106
Chemicals Segment	16,586	25,970
Corporate and Others	3,530	(8,151)
Elimination of inter-segment sales	(40)	(3,634)
Financial expenses, investment income, gains/(losses) from changes in fair value, asset disposal expense and other income	3,805	21,037
Consolidated operating profit	90,025	101,474
Net profit attributable to equity shareholders of the Company	57,591	63,089

Operating profit: In 2019, the operating profit of the Company was RMB 90.0 billion, representing a decrease of RMB 11.4 billion as compared with 2018.

Net profit: In 2019, the net profit attributable to the equity shareholders of the Company was RMB 57.6 billion, representing a decrease of RMB 5.5 billion or 8.7% compared with 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS (Continued)

(2)	Financial data prepared under CASs

	As of 31	As of 31
	December 2019	December 2018	Change
	RMB million	RMB million
Total assets	1,755,071	1,592,308	162,763
Non-current liabilities	301,792	169,551	132,241
Shareholders’ equity	876,905	857,659	19,246

At the end of 2019, the Company’s total assets was RMB 1,755.1 billion, representing an increase of RMB 162.8 billion compared with that of the end of 2018.

At the end of 2019, the Company’s non-current liabilities was RMB 301.8 billion, representing an increase of RMB 132.2 billion compared with that of the end of 2018.

At the end of 2019, the shareholders’ equity of the Company was RMB 876.9 billion, representing an increase of RMB 19.2 billion compared with that of the end of 2018.

(3)	The results of the principal operations by segments

Segments	Operation income RMB million	Operation cost RMB million	Gross profit margin* (%)	Increase/ (decrease) of operation income on a year-on-year basis (%)	Increase/ (decrease) of operation cost on a year-on- year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)
Exploration and Production	210,712	168,548	15.5	5.3	1.9	3.9
Refining	1,224,156	943,484	4.3	(3.1)	(1.0)	(2.1)
Marketing and Distribution	1,430,963	1,333,672	6.6	(1.1)	(1.6)	0.5
Chemicals	495,234	453,951	8.0	(9.4)	(7.9)	(1.4)
Corporate and Others	1,484,822	1,468,851	1.1	8.5	7.6	0.9
Elimination of inter-segment sales	(1,879,694)	(1,879,654)	N/A	N/A	N/A	N/A
Total	2,966,193	2,488,852	7.9	2.6	3.7	(0.5)

*:	Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

MANAGEMENT’S DISCUSSION AND ANALYSIS (Continued)

5	THE CAUSE AND IMPACT OF THE CHANGE IN THE COMPANY’S ACCOUNTING POLICY
Please refer to the note 3(26) in the financial statement complying with the PRC Accounting Standards for Business Enterprises (CASs) and the note 1 in the financial statement complying with the IFRS.

6	SIGNIFICANT CHANGES IN MAJOR ASSETS DURING THE REPORTING PERIOD
During the reporting period, there are no significant changes in the Company’s major assets.

SIGNIFICANT EVENTS

1	MAJOR PROJECTS

(1)	Zhongke integrated refining and chemical project
Zhongke integrated refining and petrochemical project mainly consists of a 10,000,000 tpa refinery project, 800,000 tpa ethylene unit, 300,000 tonne capacity jetty and relevant utilities project. It achieved mechanical completion on 28 December 2019. The Company’s self-owned fund accounts for 30% of the project investment, bank loan is the main source of the remaining 70%. As of 31 December 2019, the aggregate investment was RMB 30.3 billion.

(2)	Zhenhai Refining & Chemical expansion project
Zhenhai Refining & Chemical expansion project consists of 15,000,000 tpa refinery project and 1,200,000 tpa ethylene project. The project was approved in June 2018, ethylene and relevant projects started at the end of October 2018 and is expected to achieve the mechanical completion in December 2021. The Company’s self-owned fund accounts for 30% of Significant Events the project investment, bank loan is the main source of the remaining 70%. As of 31 December 2019, the aggregate investment was RMB 3.1 billion.

(3)	Hainan Refining and Chemical expansion project
Hainan Refining and Chemical expansion project consists of 5,000,000 tpa refinery project and 1,000,000 tpa ethylene project, among which second set of high-efficiency and environment-friendly aromatics project started in August 2017 and was put into operation in September 2019. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining 70%. As of 31 December 2019, the aggregate investment was RMB 5.6 billion.

(4)	Wuhan de-bottleneck project
Wuhan de-bottleneck project mainly consists of an 800,000 tpa-to-1,100,000 tpa ethylene capacity expansion project. The project started at the end of October 2018 and is expected to achieve the mechanical completion in December 2020. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining 70%. As of 31 December 2019, the aggregate investment was RMB 2.5 billion.

(5)	Weirong shale gas project
Under the guidance of “overall deployment, stage-wise implementation and fully consideration”, the building of first phase of production capacity, which is 1 billion cubic meters per year, was promoted comprehensively since August 2018. It is expected to be completed and put into operation in December 2020. The Company’s self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining 70%. As of 31 December 2019, the aggregate investment was RMB
2.3 billion.

(6)	Xinqi pipeline project
The main project of the first phase of Xinqi pipeline project was the construction of the pipeline from Qianjiang to Shaoguan. The total length of the pipeline is 839.5 kilometers with a designed transmission capacity of 6 billion cubic meters per year. It is expected to be completed and put into operation in July 2020. The Company’s self-owned fund accounts for 38% of the project investment and bank loan is the main source of the remaining 62%. As of 31 December 2019, the aggregate investment was RMB 8.0 billion.

(7)	Erdos-Anping-Cangzhou gas pipeline project
The first phase of E-An-Cang gas pipeline project mainly consists of the main pipeline from Luquan to Cangzhou and two branch pipelines Puyang and Baoding. The total length of the pipeline is 736 kilometers with a designed transmission capacity of 9 billion cubic meters per year. It was completed and put into operation in September 2019. The Company’s self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining 70%. As of 31 December
2019, the aggregate investment was RMB
6.4 billion.

(8)	Wen 23 gas storage project
The first phase of Wen 23 gas storage project mainly consists of the construction of injection and production wells and surface facilities with storage capacity of 8.431 billion cubic meters. The gas storage is expected to be officially put into operation in July 2020. The Company’s self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining 70%. As of 31 December 2019, the aggregate investment was RMB
12.1 billion.

SIGNIFICANT EVENTS (Continued)

2	CORPORATE BONDS ISSUED AND INTEREST PAYMENTS

Basic information of corporate bonds

Bond name	Sinopec Corp. 2010 Corporate bond	Sinopec Corp. 2012 Corporate bond	Sinopec Corp 2015 Corporate bond (first issue)
Abbreviation	10石化02	12石化02	15石化02
Code	122052	122150	136040
Issuance date	21 May 2010	1 June 2012	19 November 2015
Maturity date	21 May 2020	1 June 2022	19 November 2020
Amount issued (RMB billion)	9	7	4
Outstanding balance (RMB billion)	9	7	4
Interest rate (%)	4.05	4.90	3.70

Principal and interest repayment	Simple interest is calculated and paid on an annual basis without compounding interests. The principal will be paid at maturity with last installment of interest.
Payment of interests	Sinopec Corp. had paid in full the interest accrued for the current period interest payment year.
Investor Qualification Arrangement	15石化02 was publicly offered to qualified investors in accordance with Administration of the Issuance and Trading of Corporate Bonds.
Listing exchange	Shanghai Stock Exchange
Corporate bonds trustee	China International Capital Corporation Limited 27th-28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing Huang Xu, Zhai Ying (010) 6505 1166
Credit rating agency	United Credit Ratings Co., Ltd. 12th Floor, PICC building, No.2 Jianguomenwai Avenue, Chaoyang District, Beijing
Use of proceeds	Proceeds from the above-mentioned corporate bonds have been used for their designated purpose as disclosed. All the proceeds have been completely used.
Credit rating
During the reporting period, United Credit Ratings Co., Ltd. provided credit rating for 10石化02, 12石化02 and 15石化02 and reaffirmed AAA credit rating in the continuing credit rating report. The long term credit rating of Sinopec Corp. remained AAA with its outlook being stable. Pursuant to relevant regulations, Sinopec Corp. has published latest credit rating results through media designated by regulators within six months commencing from the end date of the reporting period. During the reporting period, there is no arrangement to credit addition mechanism and change of the repayment for the above-mentioned  corporate bonds. Sinopec Corp. strictly followed the provisions in the corporate bond prospectus to repay interests of the corporate bonds to bondholders.

Credit addition mechanism, repayment scheme and other relative events for corporate bonds during the reporting period
The guarantee of 10石化02 and 12石化02 is China Petrochemical Corporation. For more information of the guarantor, please refer to the annual report of corporate bonds which will be published in April 2020 on website of Shanghai Stock Exchange by China Petrochemical Corporation.

Convening of corporate bond holders’ meeting	During the reporting period, the bondholders’ meeting was not convened.
Performance of corporate bonds trustee
During the durations of the above-mentioned bonds, the bond trustee, China International Capital Corporation Limited, has strictly followed the Bond Trustee Management Agreement and continuously tracked the Company’s credit status, utilisation of bond proceeds and repayment of principals and interests of the bond. The bond trustee has also advised the Company to fulfil obligations as described in the corporate bond prospectus and exercised its duty to protect the bondholders’ legitimate rights and interests. The bond trustee will disclose the Trustee Management Affairs Report after the announcement of annual report. The full disclosure is available on the website of Shanghai Stock Exchange (http://www.sse.com.cn).

SIGNIFICANT EVENTS (Continued)

Principal accounting data and financial indicators for the two years ended 31 December 2019

Principal data	2019	2018	Change	Reasons for change
EBITDA (RMB million)	214,413	216,352	(1,939)	Mainly due to the decrease of earnings compared with last year
Current ratio	0.77	0.89	(0.12)	Mainly due to the decrease of current asset
Quick ratio	0.44	0.57	(0.13)	Mainly due to the increase of inventories
Liability-to-asset ratio (%)	50.04	46.14	3.9 percentage points	Due to the impact of New Lease Standard
EBITDA to total debt ratio	1.25	1.33	(0.08)	Due to the decrease of EBITDA
Interest coverage ratio	6.42	16.76	(10.34)	Due to the impact of New Lease Standard
Cash flow interest coverage ratio	29.07	35.92	(6.85)	Due to the impact of New Lease Standard
EBITDA-to-interest coverage ratio	12.92	33.93	(21.01)	Due to the increase of interest expense as a result of New Lease Standard
Loan repayment rate (%)	100	100	–
Interest payment rate (%)	100	100	–

During the reporting period, the Company paid in full the interest accrued for the other bonds and debt financing instruments. As at 31 December 2019, the standby credit line provided by several domestic financial institutions to the Company was RMB 379.6 billion in total, facilitating the Company to get such amount of unsecured loans. The Company has fulfilled all the relevant undertakings in the offering circular of corporate bonds and had no significant matters which could influence the Company’s operation and debt paying ability.

On 18 April 2013, Sinopec Capital (2013) Limited, a wholly-owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by the Company with four different maturities, 3 years, 5 years, 10 years and 30 years. The 3-year notes principal totaled USD 750 million, with an annual interest rate of 1.250% and had been repaid and delisted; the 5-year notes principal totaled USD 1 billion, with an annual interest rate of 1.875% and had been repaid and delisted; the 10-year notes principal totaled USD 1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totaled USD 500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013, with interest payable semi-annually. The first payment of interest was made on 24 October 2013. During the reporting period, the Company has paid in full the current-period interests of all notes with maturity of 10 years and 30 years.

3	SHARE OPTION INCENTIVE SCHEME OF SINOPEC CORP.’S SUBSIDIARY, SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED (SHANGHAI PETRO), DURING THE REPORTING PERIOD

The Share Option Incentive Scheme of Shanghai Petro took effect from 23 December 2014, with a validity period of 10 years until 22 December 2024. The first grant of Shanghai Petro’s A-share share options under the Share Option Incentive Scheme was on 6 January 2015. For details, please refer to the relevant announcements uploaded on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Shanghai Petro on 6 January 2015. All the exercise periods of the first grant have ended on 28 December 2018. For details, please refer to the relevant announcements uploaded on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Shanghai Petro on 28 December 2018. At present, Shanghai Petro has no other granting scheme.

During the reporting period, Shanghai Petro did not grant A-share share options under the Share Option Incentive Scheme, nor did the grantees exercise any A-share share options, and no A-share share options were cancelled or lapsed.

SIGNIFICANT EVENTS (Continued)

4	PERFORMANCE OF THE UNDERTAKINGS BY CHINA PETROCHEMICAL CORPORATION

Background	Type of Undertaking	Party	Contents		Term for performance	Whether bears deadline or not	Whether strictly performed or not
Undertakings related to Initial Public Offerings (IPOs)	IPOs	China Petrochemical Corporation	1	Compliance with the connected transaction agreements;	From 22 June 2001	No	Yes
			2	Solving the issues regarding the legality of land- use rights certificates and property ownership rights certificates within a specified period of time;
			3	Implementation of the Reorganisation Agreement (please refer to the definition of Reorganisation Agreement in the H share prospectus of Sinopec Corp.);
			4	Granting licenses for intellectual property rights;
			5	Avoiding competition within the same industry;
			6	Abandonment of business competition and conflicts of interest with Sinopec Corp.
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
					Within 10 years after 29 April 2014 or the date when China Petrochemical Corporation acquires the assets	Yes	Yes

SIGNIFICANT EVENTS (Continued)

As of the date of this report, Sinopec Corp. had no undertakings in respect of financial performance, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

5	CAPITAL INCREASE AND ASSETS TRANSFER TO SINOPEC-SK (WUHAN) PETROCHEMICAL CO., LTD. (SINOPEC-SK)

On 29 April 2019, Sinopec Corp. entered into the Sinopec-SK Capital Increase Agreement with Sinopec Group Asset Management Co., Ltd. (Sinopec Asset), SK GLOBAL CHEMICAL CO., LTD. (SKGC) and Sinopec-SK, jointly, to agree upon the Capital Increase in Sinopec-SK. Pursuant to the Sinopec-SK Capital Increase Agreement, (i) Sinopec Corp. shall contribute the Capital Increase Assets of Sinopec equivalent to RMB 549.0 million to Sinopec-SK, of which to subscribe for the newly increased registered capital of Sinopec-SK of RMB 168.37 million and the remaining part shall be included in the capital reserve of Sinopec-SK, (ii) Sinopec Asset shall contribute the Capital Increase Assets of Sinopec Asset equivalent to RMB 1.5022 billion to Sinopec-SK, of which to subscribe for the newly increased registered capital of Sinopec-SK of RMB 431.58 million and the remaining part shall be included in the capital reserve of Sinopec-SK, and (iii) SKGC shall contribute cash in RMB 1.1045 billion or equivalent USD to Sinopec-SK, of which to subscribe for the newly increased registered capital of Sinopec-SK of RMB 323.05 million and the remaining part shall be included in the capital reserve of Sinopec-SK. Upon completion of the Capital Increase, Sinopec Corp.’s shareholding in Sinopec-SK reduced from 65% to 59%, Sinopec Asset’s shareholding increased from 0% to 6% and SKGC’s shareholding remained unchanged at 35%. On the same date, Sinopec Corp. entered into the Asset Transfer Agreement with Sinopec-SK. The Capital Increase will help reduce the connected transactions between Sinopec Corp. and China Petrochemical Corporation and further improve the integrated operation level of Sinopec Corp., so as to enhance the comprehensive competitiveness of Sinopec Corp. in its business locations, the overall capability of risk resistance and expand its regional influence. The Sinopec-SK Capital Increase and the Asset Transfer were completed on 8 July 2019.

As Sinopec Asset is a subsidiary of the controlling shareholder of Sinopec Corp., China Petrochemical Corporation, pursuant to Chapter 14A of the Hong Kong Listing Rules, Sinopec Asset is an associate of China Petrochemical Corporation and thus constitutes a connected person of Sinopec Corp. As the Capital Increase constitutes deemed disposal of Sinopec Corp. under Rule 14.29 of the Hong Kong Listing Rules, accordingly, the Capital Increase constitutes a connected transaction of Sinopec Corp. under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio in respect of the Capital Increase exceeds 0.1% but is less than 5%, the Capital Increase is subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules. As Sinopec-SK is a subsidiary of Sinopec Corp., the Asset Transfer did not constitute a connected transaction of Sinopec Corp. under Chapter 14A of the Hong Kong Listing Rules. In addition, as the highest applicable percentage ratio in respect of the Asset Transfer was less than 5%, it did not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules.

For details, please refer to the announcements published by Sinopec
Corp. in China Securities Journal, Shanghai Securities News and, Securities Times, and on the website of Shanghai Stock Exchange on 30 April 2019 and 9 July 2019, and on the website of Hong Kong Stock Exchange on
29 April 2019 and on 8 July 2019.

6	SIGNIFICANT EQUITY INVESTMENT

During the reporting period, there is no significant equity investment made by the Company.

7	SIGNIFICANT ASSETS AND EQUITY SALE

During the reporting period, there is no significant assets or equity sale of the Company.

SIGNIFICANT EVENTS (Continued)

8	MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE
Unit: RMB million

Major external guarantees (excluding guarantees for controlled subsidiaries)

Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amount of overdue guarantee	Counter-guaranteed	Whether guaranteed for connected parties yes or no)*1
Sinopec Corp.	The listed company itself	Zhongtian Hechuang Energy Co., Ltd	10,140	25-May-16	25 May 2016 -31 December 2023 (the mature date is estimated)	Joint liability guarantee	No	No	–	No	Yes

Sinopec Corp.	The listed company itself	Zhong An United Coal Chemical Co., Ltd.	7,100	18-Apr-18	18 April 2018-31 December 2031	Joint liability guarantee	No	No	–	No	No

Total amount of guarantees provided during the reporting period*2	None
Total amount of guarantees outstanding at the end of reporting period*2 (A)	17,240

Guarantees by the Company to the controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	None
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)	12,157

Total amount of guarantees for the Company (including those provided for controlled subsidiaries)
Total amount of guarantees(A+B)	29,397
The proportion of the total amount of guarantees to the Sinopec Corp.’s net assets	3.98%
Guarantees provided for shareholder, de facto controller and its related parties (C)	None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)	None
The amount of guarantees in excess of 50% of the net assets (E)	None
Total amount of the above three guarantee items (C+D+E)	None
Statement of guarantee undue that might be involved in any joint and several liabilities	None
Statement of guarantee status	None

*1:	As defined in the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

*2:
The amount of guarantees provided during the reporting period and the outstanding balance of guarantees amount at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived from multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shareholding of Sinopec Corp. in such subsidiaries.

SIGNIFICANT EVENTS (Continued)

9	SPECIFIC STATEMENTS AND INDEPENDENT OPINIONS FROM INDEPENDENT NON-EXECUTIVE DIRECTORS REGARDING EXTERNAL GUARANTEES PROVIDED BY THE COMPANY DURING AND BY THE END OF 2019:
We, as independent directors of Sinopec Corp., hereby make the following statements after conducting a thorough check of external guarantees provided by the Company accumulated up to and during 2019 in accordance with the requirements of the domestic regulatory authorities:

The external guarantees prior to 2019 had been disclosed in previous annual report. The aggregate balance of external guarantees provided by Sinopec Corp. for the year 2019 was RMB 29.4 billion, accounting for approximately 3.98% of the Company’s net assets. We hereby present the following opinions:

Sinopec Corp. shall continue to strengthen its management and actively monitor guarantee risks. It shall strictly follow the approval and disclosure procedures in relation to guarantee businesses for any new external guarantees provided thereafter.

10	SIGNIFICANT LITIGATION, ARBITRATION RELATING TO THE COMPANY
No significant litigation, arbitration relating to the Company occurred during the reporting period.

11	INSOLVENCY AND RESTRUCTURING
During the reporting period, the Company was not involved in any insolvency or restructuring matters.

12	OTHER MATERIAL CONTRACTS
Saved as disclosed by Sinopec Corp., the Company did not enter into any material contracts subject to disclosure obligations during the reporting period.

13	CREDIBILITY FOR THE COMPANY, CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER
During the reporting period, the Company and its controlling shareholder did not have any unperformed court’s effective judgments which should be performed or any large amount of debt which should be repaid.

14	TRUSTEESHIP, CONTRACTING AND LEASES
During the reporting period, the Company was not involved in any events relating to significant trusteeship, contracting or leases for the assets of any other company, nor has it placed its assets with any other company under a trusteeship, contracting or lease agreement subject to disclosure obligations.

SIGNIFICANT EVENTS (Continued)

15	DEPOSITS AT SINOPEC FINANCE CO., LTD. AND SINOPEC CENTURY BRIGHT CAPITAL INVESTMENT, LTD.
In order to regulate connected transactions between the Company and Sinopec Finance Co., Ltd. (Sinopec Corp.’s domestic settlement center, hereinafter referred as the Finance Company) and to ensure the safety and liquidity of the deposits of the Company at the Finance Company, Sinopec Corp. and the Finance Company formulated the Risk Control System on Connected Transactions between China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd., which covers the risk control system and the risk management plan of the Company to prevent financial risks and to ensure that the deposits of the Company at the Finance Company can be utilised at the Company’s discretion. At the same time, as the controlling shareholder of the Finance Company, China Petrochemical Corporation undertakes that in case of an emergency when the Finance Company has difficulty in making payments, China Petrochemical
Corporation will increase the capital of the Finance Company in accordance with the actual need for the purpose of making payment.

In order to regulate connected transactions between the Company and Sinopec Century Bright Capital Investment, Ltd. (Sinopec Corp.’s overseas settlement center, hereinafter referred at the Century Bright Company), Century Bright Company ensures the safety of the deposits of the Company at Century Bright Company by strengthening internal risk controls and obtaining support from China Petrochemical Corporation. China Petrochemical Corporation has formulated a number of internal rules, including the Rules for the Internal Control System, the Rules for Implementation of Overseas Capital Management Methods, and the Provisional Methods for Overseas Fund Platform Management, to impose strict rules on Century Bright Company for providing overseas financial services. Century Bright Company has also established the Rules for the Implementation of the Internal Control System, which ensures the standardisation and safety of its corporate deposits business. At the same time, as the wholly controlling shareholder of Century Bright Company, China Petrochemical Corporation entered into a keep-well agreement with Century Bright Company in 2013, in which China Petrochemical Corporation undertakes that when Century Bright Company has difficulty in making payments, China Petrochemical Corporation will ensure that Century Bright Company will fulfill its repayment obligation through various channels.

The deposits of the Company at the Finance Company and Century Bright Company during the reporting period did not exceed the relevant caps as approved at the general meeting of Sinopec Corp. During daily operations, the Company can withdraw the full amount of its deposits at the Finance Company and Century Bright Company.

16	APPROPRIATION OF NON-OPERATIONAL FUNDS BY THE CONTROLLING SHAREHOLDER AND ITS RELATED PARTIES AND THE PROGRESS FOR CLEARING UP
Not applicable

17	STRUCTURED ENTITY CONTROLLED BY THE COMPANY
None

18	DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME DURING THE REPORTING PERIOD
Sinopec Corp. did not implement any share incentive scheme during the reporting period.

19	ENVIRONMENTAL PROTECTION SOLUTIONS OF COMPANIES AND THEIR SUBSIDIARIES AS MAJOR POLLUTANT DISCHARGING COMPANIES RECOGNISED BY ENVIRONMENTAL PROTECTION DEPARTMENTS
In 2019, certain subsidiaries of Sinopec Corp. which are listed as major pollutant discharge units have disclosed environmental information as required by the relevant authorities and local government. The          details of such information was published on national pollutant discharge license management information platform (http:// permit.mee.gov.cn/permitExt/defaults/ default-index!getInformation.action) and the local government website. Sinopec Corp. built prevention and control facilities for sewage, flue gas, solid waste and noise in accordance with the requirements of the national and local pollution prevention and environmental protection standards, kept effective and stable operation of pollution prevention and control facilities, and realised standardised discharges and emissions of sewage, flue gas, solid waste and factory noise. For details, please refer to the Company’s Communication on Progress for Sustainable Development. The Company further regulated environmental management of construction projects, enhanced assessment, and implemented “three-simultaneity” management (environmental facilities shall be designed, constructed and put into operation simultaneously with the main construction). All of the newly-built projects have been obtained approvals from the environment authorities. Sinopec Corp. strictly complies with relevant national requirements on environment emergency plan management and continuously improves the emergency plans for environmental emergencies and heavy pollution weather.

According to the national pollution permit and self-monitoring technology guidelines in relevant industries, we acquired discharge permit and modified the self-monitoring plan, implemented new national requirements of sewage, flue gas and noise monitory, and disclosed the environmental results. For other subsidiaries that are not listed as major pollutant discharge units, the Company also completed relevant environmental protection formalities in accordance with the national and local requirements, and implemented relevant environmental protection measures. According to the requirements of national and local ecological environment departments, these companies do not need to disclose relevant information.

20	POVERTY ALLEVIATION PROGRAM LAUNCHED BY THE COMPANY

(1)	Targeted Poverty Alleviation Plan
The Company actively fulfilled our social responsibilities and strictly followed the fundamental principles of poverty alleviation and elimination. Combining with practical situation, we focused on poverty alleviation in terms of industry, consumption, employment and education, so as to ensure to stably lift poor household out of poverty, increase income of poor household and orderly carry out rural revival strategy.

(2)	Overview on 2019 Targeted Poverty Alleviations
In 2019, the Company invested nearly RMB 0.19 billion in Targeted Poverty Alleviation, including RMB 0.12 billion invested in 53 targeted poverty alleviation programs in Yingshang county, Yuexi county, Fenghuang county, Luxi county, Yuepuhu county and Dongxiang county, mainly including rural industry development, village tourism development, labor output trainings and education assistance.

SIGNIFICANT EVENTS (Continued)

(3)	2019 Targeted Poverty Alleviation Work Statistics

Unit: RMB million

Index				Data
I.	Overview
	1.	Funds			187.44
	2.	Value of goods and materials			1.76
	3.	Number of people lifted out of poverty			31,003
II.	Input breakdowns
	1.	Poverty elimination through industrial development
		1.1	Categories of poverty alleviation programs through industrial development	☑	Poverty alleviation through agriculture and forestry development
				☑	Poverty alleviation through tourism development
				☑	Poverty alleviation through e-commerce
				☑	Poverty alleviation through assets income
				◻	Poverty alleviation through science and technology development
				☑	Others
		1.2	Number of poverty alleviation programs		274
		1.3	Input in poverty alleviation projects through industrial development		96.20
		1.4	Number of people lifted out of poverty		41,698
	2.	Poverty elimination through provision of employment
		2.1	Input in professional skill training		2.65
		2.2	Participants of professional skill trainings (person time)		3,015
		2.3	Number of people employed		10,990
	3.	Poverty elimination through relocation
		3.1	Number of relocated people provided with employment		243
		3.2	Input in relocation		4.35
	4.	Poverty elimination through education
		4.1	Input in students funding		2.19
		4.2	Number of students who received funding assistance		1,955
		4.3	Input in education resources in poverty-stricken areas		23.48
	5.	Poverty alleviation through healthcare
		5.1	Input in medical and health care resources in poverty-stricken areas		2.76
	6.	Poverty alleviation through ecological protection
		6.1	Items	☑	Conduct ecological protection and construction
				◻	Develop ways for ecological protection and compensation
				☑	Set up ecological public welfare positions
				☑	Others
		6.2	Input in ecological protection		0.23
	7.	Guarantee basic living standard
		7.1	Input in left-behind children, women and senior people		0.59
		7.2	Number of left-behind children, women and senior people assisted		433
		7.3	Input in assisting the disabled		0.50
		7.4	Number of the disabled helped		141
	8.	Poverty alleviation through social projects
		8.1	Input in coordinated poverty alleviation
		8.2	Input in targeted poverty alleviation programs		123.59
		8.3	Public Welfare funds for poverty alleviation		0.60
	9.	Other projects
		9.1	Number of projects		137
		9.2	Total input		54.49
		9.3	Number of people lifted out of poverty		7,152
		9.4	Other

(4)	Subsequent targeted poverty alleviation plan
In 2020, the Company will further strengthen poverty alleviation key-problem tackling work, continue to carry on targeted poverty alleviation and targeted lifting of poor people out of poverty. The Company will focus on poverty alleviation in terms of consumption, education, industry, employment to overcome the bastion of deep poverty and maintain a stable achievement. The Company will strengthen the supervision of projects and funds, enhance risks and source management, and constantly improve the level of work, to ensure that the actual results of winning the fight against poverty.

21	OTHER EVENTS
Sinopec Corp. published voluntary announcement and progress update announcements in relation to China International United Petroleum and Chemical Company Limited. For details, please refer to the announcements published in China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 28 December 2018, 5 January 2019 and 26 January 2019 and on the website of Hong Kong Stock Exchange on 27 December 2018, 4 January 2019 and 25 January 2019.

Sinopec Corp. published indicative announcement on the restructuring of oil and gas pipeline network assets. For details, please refer to the announcements published in China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 11 December 2019 and on the website of Hong Kong Stock Exchange on 10 December 2019.

CONNECTED TRANSACTIONS

1	AGREEMENTS CONCERNING CONTINUING CONNECTED TRANSACTIONS BETWEEN SINOPEC CORP. AND CHINA PETROCHEMICAL CORPORATION
Prior to Sinopec Corp.’s overseas listing, in order to ensure the smooth continuation of production and business conducted by the Company and China Petrochemical Corporation, the two parties entered into a number of agreements on continuing connected transactions, details of which are as follows:

(1)	The Company and China Petrochemical Corporation will mutually supply ancillary services for products, production and construction services (Mutual Supply Agreement)

(2)	China Petrochemical Corporation
will provide trademarks, patents and computer software to the Company for use free of charge

(3)	China Petrochemical Corporation will provide cultural and educational, hygienic and auxiliary services to the Company (Cultural, Educational, Hygiene and Auxiliary Services Agreement)

(4)	China Petrochemical Corporation will provide leasing services for lands and certain properties to the Company

(5)	China Petrochemical Corporation will provide comprehensive insurance to the Company

(6)	China Petrochemical Corporation will provide shareholders’ loans to the Company; and

(7)	The Company will provide franchise licenses for service stations to China Petrochemical Corporation.

On 24 August 2018, Sinopec Corp. and China Petrochemical Corporation entered into a supplemental agreement of the continuing connected transactions and the Land Use Rights Leasing Agreement Amendment Memo, pursuant to which the scope of services of the Mutual Supply Agreement and the Cultural, Educational, Hygienic and Auxiliary Services Agreement were adjusted and the term of the Mutual Supply Agreement and the Cultural, Educational, Hygienic and Auxiliary Services Agreement was extended from 1 January 2019 to 31 December 2021; the term of the Properties Leasing Agreement was extended to 31 December 2021 and the term of Intellectual Property Licensing Agreements was extended to 31 December 2029. The area and rent in the Land Use Rights Leasing Agreement were also adjusted. The resolution relating to continuing connected transactions for the three years from 2019 to 2021 was approved at the first extraordinary general meeting of Sinopec Corp. for 2018 held on 23 October 2018. For details of the above continuing connected transactions, please refer to relevant announcements published on 27 August 2018 in the China Securities Journal, the Shanghai Securities News and the Securities Times and on the website of the Shanghai Stock Exchange and on the website of the Hong Kong Stock Exchange dated 26 August 2018. The capitalised terms used in this section shall have the same meaning as that used in the above-mentioned announcements.

2	COMPLIANCE OF DISCLOSURE AND APPROVALS OF CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP WITH HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES
Pursuant to the Hong Kong Listing Rules and the Shanghai Listing Rules, the continuing connected transactions between the          Company and Sinopec Group are subject to disclosure, independent non-executive directors’ approval and/or independent shareholders’ approval (if needed) based on the nature and the value of the transactions. Sinopec Corp. has fully complied with the above requirements in relation to the continuing connected transaction between the Company and Sinopec Group. The aggregated amount of the continuing connected transactions for 2019 of the Company is in compliance with the relevant requirements of the Hong Kong Listing Rules and the Shanghai Listing Rules. For performance details of connected transaction agreements, please refer to Item 3 below.

3	ACTUAL CONTINUING CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR
Pursuant to the above-mentioned agreements on continuing connected transactions,          the aggregate amount of the continuing connected transactions of the Company during the reporting period was RMB 447.608 billion. Among which, purchases expenses amounted to RMB 286.769 billion, representing 9.45% of the total amount of this type of transaction for the reporting period, including purchases of products and services (procurement, storage and transportation, exploration and development services, and production-related services) of RMB 270.499 billion, purchases of auxiliary and community services of RMB 3.097 billion, payment of property rent of RMB 509 million, payment of land use right of RMB 11.330 billion, and the interest expenses amounted to RMB 1.334 billion. The sales income amounted to RMB 160.839 billion, representing 5.17% of the total amount of this type of transaction for the reporting period, including RMB 159.681 billion for sales of products and services, RMB 92 million for agency commission income, and RMB 1,066 million for interest income.

The amounts of the above continuing connected transactions between the Company and Sinopec Group did not exceed the relevant caps for the continuing connected transactions as approved by the general meeting of shareholders and the Board.

CONNECTED TRANSACTIONS (Continued)

Principle of pricing for the continuing connected transactions:

(a)	The government-prescribed price will apply;

(b)	where there is no government-prescribed price but where there is a government-guidance price, the government-guidance price will apply;

(c)	where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
where none of the above is applicable, the price for the provision of the products or services is to be agreed between the relevant parties, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

For details of the pricing principle, please refer to relevant announcements published on 27 August 2018 in the China Securities Journal, the Shanghai Securities News and the Securities Times and on the website of the Shanghai Stock Exchange and on the website of the Hong Kong Stock Exchange on 26 August 2018.

Decision-making procedures:

The continuing connected transaction agreements were entered into in the ordinary course of the Company’s business and in accordance with normal commercial terms that are fair and reasonable to the Company and its shareholders. The Company, according to its internal control procedures, adjusts the scope and the relevant caps of continuing connected transactions every three years, and will announce and implement upon the approval of the Board and/or independent shareholders. For the other connected transactions, Sinopec Corp., in strict compliance with domestic and overseas regulatory rules, will publish the announcement and implement the transactions only after submitting the relevant proposals of connected transactions to the Board and/or the general meeting of shareholders for consideration and approval according to internal control procedures.

Related party transactions with the Sinopec Group that occurred during the year, as set out in Note 38 to the financial statements prepared under the IFRS in this annual report, also fall under the definition of connected transactions under Chapter 14A of the Hong Kong Listing Rules.

The above-mentioned connected transactions between the Company and Sinopec Group in 2019 were approved at the 12th meeting of the seventh session of the Board and have complied with the requirements under Chapter 14A of the Hong Kong Listing Rules.

The external auditor of Sinopec Corp. was engaged to report on the Company’s continuing connected transactions in accordance with the Hong Kong Standard on Assurance Engagements 3000, Assurance Engagement Other Than Audits or Reviews of Historical Financial Information, and with reference to Practice Note 740, Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules, issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued its unqualified letter containing its conclusions in respect of the above-mentioned continuing connected transactions in accordance with Rule 14A.56 of the Hong Kong Listing Rules. Sinopec Corp. has submitted a copy of the auditor’s letter to the Hong Kong Stock Exchange.

After reviewing the above-mentioned connected transactions, the independent non-executive directors of Sinopec Corp. have confirmed the following:

(a)	The transactions have been conducted in the ordinary course of the Company’s business;

(b)	The transactions have been entered into based on either of the following terms:

i	normal commercial terms; or

ii	terms not less favorable than those available from or to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial terms; and

(c)	The transactions were conducted pursuant to the terms of relevant agreements, and the terms were fair and reasonable and in the interests of Sinopec Corp. and its shareholders as a whole.

4	OTHER SIGNIFICANT CONNECTED TRANSACTIONS OCCURRED THIS YEAR
For details, please refer to item 5 “Capital Increase and Assets Transfer to SIONOPEC-SK (Wuhan) Petrochemical Co., Ltd. (SINOPEC-SK)” in section “Significant Events”.

5	FUNDS PROVIDED BETWEEN RELATED PARTIES

Connected Transactions

Unit: RMB million

		Funds to related parties			Funds from related parties
Related Parties	Relations	Balance at the beginning of the year	Amount incurred	Balance at the end of the year	Balance at the beginning of the year	Amount incurred	Balance at the end of the year
Sinopec Group	Parent company and affiliated companies*	29,415	(18,648)	10,767	30,232	(14,496)	15,736
Other related parties	Associates and joint ventures	1,431	307	1,738	333	59	392
Total		30,846	(18,341)	12,505	30,565	(14,437)	16,128
Reason for provision of funds between related parties		Loans and other accounts receivable and payable
Impacts on the Company		No material negative impact

*:	affiliated companies include subsidiaries, associates and joint ventures.

CORPORATE GOVERNANCE

1	IMPROVEMENTS IN CORPORATE GOVERNANCE DURING THE REPORTING PERIOD
During the reporting period, Sinopec Corp. committed itself to comply with the Articles of Association as well as domestic and overseas laws and regulations, and continuously improving its corporate governance. It timely amended the Articles of Association and the internal control procedures, and implemented the campaign of promoting the execution effectiveness of internal control with good results. The role of independent directors is well played. It also completed the information disclosure with high quality and further strengthened investor relations work to promote enterprise value. Its sustainable development achieved positive results and earned social recognition. It carried out campaign themed “staying true to our founding mission”, completed related work in exercising full and rigorous governance over the Party and implemented the campaign of “talents strengthening enterprise”. All the aforesaid work has promoted the company’s high-quality development.

During the reporting period, there is no material inconsistency between Sinopec Corp.’s corporate governance and the requirements of the PRC Company Law and relevant regulations of the CSRC. The Board of Supervisors of Sinopec Corp. agreed with all supervised matters. None of Sinopec Corp., the Board, directors, supervisors, senior management, controlling shareholders or de facto controllers of Sinopec Corp. were under the investigation by the CSRC or received any regulatory sanction or criticised publicly by the CSRC, the Hong Kong Securities and Futures Commission, the Securities and Exchange Commission of the United States, or received any public censure from Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

2	GENERAL MEETINGS
During the reporting period, Sinopec Corp. convened the 2018 annual general meeting on 9 May 2019 in Beijing, China in accordance with the required procedures of noticing, convening and holding procedures pursuant to the relevant laws and regulations and the Articles of Association. For meeting details, please refer to the poll results announcements published in China Securities Journal, Shanghai Securities News and Securities Times on 10 May 2019 and on the websites of Hong Kong Stock Exchange on 9
May 2019.

3	EQUITY INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
As of 31 December 2019, apart from 13,000 A shares of Sinopec Corp. held by Director, Senior Vice President Mr. Ling Yiqun, none of the directors, supervisors or other senior management of Sinopec Corp. held any shares of Sinopec Corp.

Save as disclosed above, during the reporting period, none of the directors, supervisors and senior management of Sinopec Corp. and their associates had any interests or short positions (including any interest or short position that is regarded or treated as being held in accordance with the SFO) in the shares, debentures and underlying shares of Sinopec Corp. or any associated corporations (as defined in Part XV of SFO) would fall to be disclosed to the Sinopec Corp. and the Hong Kong Stock Exchange under the Division 7 and 8 of Part XV of SFO or which was recorded in the register required to be kept under section 352 of SFO or otherwise should notify Sinopec Corp. or the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Company under the Hong Kong Listing Rules.

4	PERFORMANCE OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS
During the reporting period, the Independent Non-Executive Directors of Sinopec Corp. fulfilled their duties in good faith as required by Terms of Reference of the Independent Non-Executive Directors, and actively contributed to the development of the Company. They actively attended Board meetings and meetings of the Board Committees (please refer to the section “Report of the Board of Directors” in this annual report for details of their attendance), exercised their profession advantages to offer advice and suggestions to Sinopec Corp.’s development strategy, operations and reform, and promoted the company’s scientific decision-making. The independent non-executive directors maintained timely and effective communications with management, external auditors and the internal auditing department, gave their independent opinions on matters such as connected transactions and dividend distribution, and protected the legitimate interests of the minority shareholders’ interests.

Pursuant to requirements of securities regulatory authority of China, Independent Non-Executive Directors of Sinopec Corp. reviewed the performance of the senior managers of Sinopec Corp. who held concurrent positions as senior managers in China Petrochemical Corporation and published independent opinions as follows: “The President Mr. Ma Yongsheng, Senior Vice President Mr. Ling Yiqun and Mr. Liu Zhongyun, each of whom concurrently held position as senior management of China Petrochemical Corporation, have obtained the exemptions for holding concurrent position from CSRC. During the reporting period, Mr. Ma Yongsheng, Mr. Ling Yiqun and Mr. Liu Zhongyun devoted sufficient time and energy to fulfil their duties with diligence and due care. They protected the interests of the Company and minority shareholders effectively and didn’t harm the legitimate interests of Sinopec Corp. and minority shareholders due to holding concurrent position in China Petrochemical Corporation.”

CORPORATE GOVERNANCE (Continued)

5	COMPANY’S INDEPENDENCE FROM CONTROLLING SHAREHOLDER
The Company is independent from its controlling shareholder in terms of, among other matters, business, assets and finances. The Company has a well-integrated independent business and independent operational capabilities.

6	COMPETITION BETWEEN SINOPEC CORP AND ITS CONTROLLING SHAREHOLDER
Please refer to “Performance of Undertaking by China Petrochemical Corporation” under the section “Significant Events” in this annual report for details.

7	IMPROVEMENT AND IMPLEMENTATION OF THE INTERNAL CONTROL SYSTEM
For details of internal control self-assessment and internal control auditing, please refer to the internal control assessment report and the internal control auditing report disclosed by the Company on the same date of this annual report.

8	SENIOR MANAGEMENT APPRAISAL AND INCENTIVE SCHEMES
Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance appraisal standards, incentive schemes and requirements for directors, supervisors and other senior management. Sinopec Corp. has implemented a number of incentive policies, including the Measures of Sinopec Corp. for the Implementation of Remuneration for Senior Managers and the Measures of Sinopec Corp. for the Management of Performance Evaluations.

9	CORPORATE GOVERNANCE REPORT (IN ACCORDANCE WITH HONG KONG LISTING RULES)

(1)	Compliance with the Corporate Governance Code
Sinopec Corp. complied with all code provisions set out in the Corporate Governance Code during the reporting period.

A	Board of Directors

A.1	Board of Directors
a.	The Board is the decision-making
body of Sinopec Corp. and abides by good corporate governance practices and procedures. All decisions made by the Board are implemented by the Management of Sinopec Corp.

b.
The meeting of the Board is held at least once a quarter. The Board will usually communicate the time and proposals of the Board meeting 14 days before convening of the meeting. The relevant documents and materials for Board meetings are usually sent to each Director 10 days in advance. In 2019, Sinopec Corp. held four Board meetings. For details about each Director’s attendance at the Board meetings and the general meetings, please refer to the section “Report of the Board of Directors” in this annual report.

c.	Each Director of the Board can submit proposals to be included in the agenda of Board meetings, and each Director is entitled to request other related information.

d.
The Board has reviewed and evaluated its performance in 2018 and is of the view that the Board made decisions in compliance with domestic and overseas regulatory authorities’ requirements and the Company’s internal rules; that the Board have considered the suggestions from the Party organisation, Board of Supervisors and Management during its decision making process; and that the Board safeguarded the rights and interests of Sinopec Corp. and its shareholders.

e.
The Secretary to the Board assists the Directors in handling the daily work of the Board, continuously informs the Directors of any regulations, policies or other requirements of domestic or overseas regulatory authorities in relation to corporate governance and ensures that the Directors comply with domestic and overseas laws and regulations when performing their duties and responsibilities. Sinopec Corp. has purchased liability insurance for all Directors to minimise their risks that might incur from the performance of their duties.

A.2	Chairman and President
a.
The Chairman of the Board is elected by a majority vote of all Directors, and the President is nominated and appointed by the Board. The main duties and responsibilities of the Chairman and the President are clearly distinguished from each other, and the scope of their respective duties and responsibilities are set out in the Articles of Association. Mr. Zhang Yuzhuo serves as Chairman of the Board and Mr. Ma Yongsheng serves as President of Sinopec Corp.

b.
The Chairman of the Board places great emphasis on communication with the Independent Non-executive Directors. The Chairman independently held two meetings with the Independent Non-executive Directors in respect of development strategy, corporate governance and operational management, etc. of the Company.

c.	The Chairman encourages open and active discussions. Directors actively and deeply participated in the discussions of significant decisions made by the Board in the Board meetings.

CORPORATE GOVERNANCE (Continued)

A.3	Board composition
a.	For details of the composition of the Board of Directors, please refer to the section “Directors, Supervisors, Other Senior Management and Employees” of this annual report.

b.
Sinopec Corp. has received from each of the Independent Non-executive directors a letter of confirmation for 2019 regarding their compliance with relevant independence requirements set out in Rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that each of the Independent Non-executive Directors is independent.

A.4	Appointment, re-election and dismissal
a.
During the reporting period, the Board of Directors has not nominated any new director according to the actual situation of Sinopec Corp., and no re-election and dismissal of directors occurred. For details about the tenure of each director, please refer to the section “Directors, Supervisors, Other Senior Management and Employees”

b.	All Directors of Sinopec Corp. have been elected at the general meeting of shareholders. The Board has no power to appoint temporary Directors.

c.
Sinopec Corp. engages professional consultants to prepare detailed materials for newly elected Directors, to notify them of the regulations of each listing place of Sinopec Corp. and to remind them of their rights, responsibilities and obligations as Directors.

A.5	Nomination Committee
a.
The Board of Sinopec Corp. established Nomination Committee, consisting of Chairman of the Board, Mr. Zhang Yuzhuo, who serves as the Chairman, and Independent Non-Executive Directors Mr. Tang Min and Mr. Ng, Kar Ling Johnny, who serve as members. The major responsibilities of Nomination Committee are to provide suggestion on Board’s size and composition, as well as the selecting standards, procedures and candidates for directors and senior management. Procedures to Propose a Person for Election as a Director of Sinopec Corp. is published on the Sinopec Corp.’s website at http://www.sinopec. com/.

b.
The Board establishes the Board Diversity Policy which stipulates that the members of the Board shall be nominated and appointed based on the skills and experience for the overall optimum operation of the Board, while taking into account the targets and requirements of the board diversity. When deciding the composition of the Board, Sinopec Corp. shall consider several factors in relation to the diversity of the Board, including but not limited to profession experience, skills, knowledge, length of service, regions, cultural and educational backgrounds, gender and age. Pursuant to Articles of Association, the term of each session of the Directors of Sinopec Corp. is three years, and the consecutive term of office of an independent non-executive director cannot exceed six years, which help to ensure that the Board of Directors has a proper balance between continuous experience and new thinking, and enhance the level of diversity. Sinopec Corp. focuses on the implementation of the Board Diversity Policy. The Directors come from different industries at home and abroad, and have rich work experience. Professional backgrounds of Directors include petroleum and petrochemical, as well as economics, accounting and finance, which are conductive to scientific decision-making.

c.
The members of the Nomination Committee can engage professions when performing its duties. Reasonable costs arising from such consultations are borne by Sinopec Corp. In the meantime, the Nomination Committee has also appointed consultants member and can require such member to provide advice. The working expenses of the Remuneration Committee are included in the budget of Sinopec Corp.

A.6	Responsibility of Directors
a.
All Non-executive Directors have the same duties and powers as the Executive Directors. In addition, the Independent Non-executive Directors are entitled to certain specific powers. The Articles of Association and the Rules of Procedure of Board Meetings clearly prescribe the duties and powers of Directors, Non-executive Directors including Independent Non-executive Directors, which are published on the Sinopec Corp.’s website at http://www.sinopec. com/

b.	Each of the Directors was able to devote sufficient time and efforts to handling the matters of Sinopec Corp.

c.
Each of the Directors confirmed that he has complied with the Model Code for Securities and Transactions by Directors of Listed Companies during the reporting period. In addition, Sinopec Corp. formulated the Rules Governing Shares Held by Company Directors, Supervisors and Senior Managers and Changes in Shares and the Model Code of Securities Transactions by Company Employees to regulate the purchase and sale of Sinopec Corp.’s securities by relevant personnel.

d.
Sinopec Corp. organised and arranged training sessions for Directors and paid the relevant fees as well as making relevant records. The Directors actively participated in the trainings and paid more attention on continuing professional development program to ensure that their contribution to the Board remains informed and relevant.

CORPORATE GOVERNANCE (Continued)

A.7	Provision of and access to information
a.
The agenda and other reference documents for meetings of the Board and Board committees will be distributed prior to the meetings to give each Director sufficient time to review the materials so that Directors can make informed decisions.

b.
Each Director can obtain all related information in a comprehensive and timely manner. The Secretary to the Board is responsible for organising and preparing the materials for the Board meetings, including preparation of explanations for each proposal to ensure fully understanding by the Directors. The Management is responsible for providing the Directors with necessary information and materials. The Director may require the Management, or require, via the Management, relevant departments to provide necessary information or explanations. The Directors may seek advices from professional consultants when necessary.

B	Remuneration and Appraisal Committee
a.
Remuneration and Appraisal Committee (Remuneration Committee) consists of Independent Non-executive Director Mr. Fan Gang, who serves as the Chairman, and Executive Director Mr. Ma Yongsheng and Independent Non-executive Director Mr. Ng, Kar Ling Johnny, who serve as the members of the Remuneration Committee. The Remuneration Committee is responsible for reviewing the implementation of the annual remuneration plans for Directors, Supervisors and other senior Management as approved at the general meeting of the shareholders, and report to the Board.

b.
The Remuneration Committee always consults the Chairman of the Board and the President about the remuneration plans for other Executive Directors. After the Remuneration Committee’s review, it is of the view that all the Executive Directors of Sinopec Corp. have fulfilled the duty clauses in their service contracts in 2019.

c.
The members of the Remuneration Committee can engage independent professionals when performing its duties. Reasonable costs arising from such consultations are borne by Sinopec Corp. In the meantime, the Remuneration Committee has also appointed consultants member and can require such member to provide advices. The working expenses of the Remuneration Committee are included in the budget of Sinopec Corp. According to the policies of Sinopec Corp., the senior Management and relevant departments of Sinopec Corp. must actively cooperate with the Remuneration Committee.

d.
During the reporting period, the Remuneration Committee held one meeting (please refer to “Meetings held by the special committees of the Board” under the section of “Report of the Board of Directors” in this annual report).

C	Accountability and Auditing

C.1	Financial reporting
a.
Directors are responsible for supervising the preparation of accounts for each fiscal period to ensure that the accounts truly and fairly reflect the condition of the business, the performance and the cash flow of the Company during the period. The Board approved the Financial Report for 2019 and warranted that the annual report contained no false representations, no material omissions or misleading statements and jointly and severally accepted full responsibility for the authenticity, accuracy and completeness of the content.

b.
Sinopec Corp. provides Directors with information about the financial, production and operating data of the Company every month to ensure that the Directors can learn about the latest developments of the Company in a timely manner.

c.
Sinopec Corp. has adopted an internal control mechanism to ensure that the Management and relevant departments have provided the Board and the Audit Committee with sufficient financial data and related explanations and materials.

d.	The external auditors of Sinopec Corp. made a statement on their reporting responsibilities in the auditor’s report contained in the financial report.

C.2	Internal Control and Risk Management
a.
Sinopec Corp. has formulated and implemented its internal control and risk management system. The Board as a decision-making body is responsible for evaluating and review the effectiveness of its internal control and risk management. The Board and Audit Committee periodically (at least annually) receive reports of the Company regarding internal control and risk management information from the Management. All major internal control and risk management issues are reported to the Board and Audit Committee. Sinopec Corp. has set up its internal control and risk management department and internal auditing departments, which are equipped with sufficient staff, and these departments periodically (at least twice per year) report to the Audit Committee. The internal control and risk management system of the Company are designed to manage rather than eliminate all the risks of the Company.

CORPORATE GOVERNANCE (Continued)

b.
In terms of internal control, Sinopec Corp. adopted the internal control framework prescribed in the internationally accepted Committee of Sponsoring Organisations of the Treadway Commission Report (COSO). Based upon the Articles of Association and the applicable management policies currently in effect, as well as in accordance with relevant domestic and overseas applicable regulations, Sinopec Corp. formulated and continuously improves the Internal Control Manual to achieve internal control of all factors of internal environment, risk assessment, control activities, information and communication, and internal supervision. At the same time, Sinopec Corp. has constantly supervised and evaluated its internal control, and conducted comprehensive and multi-level inspections including regular test, enterprise self-examination and auditing check, and included headquarters, branches and subsidiaries into the scope of internal control evaluation, with an internal control evaluation report being produced. The Board annually reviews the internal control evaluation report. For detailed information about the internal control during the reporting period, please refer to the report on internal control evaluation prepared by Sinopec Corp.

Sinopec Corp. has formulated and implemented its information disclosure policy and insider information registration policy. The Company regularly evaluates the policy implementation and makes disclosure in accordance with relevant regulations. Please refer to the website of Sinopec Corp. (http://www.sinopec.com/) for the details of the information disclosure policy.

c.
In terms of risk management, Sinopec Corp. adopted the enterprise risk management framework provided by COSO, and established its risk management policy and risk management organisation system. The Company annually conducts risk evaluation to identify major and important risks and perform risk management duties. It has designed major and important risks tackling measures combined with its internal control system and periodically monitor their implementation to ensure adequate care, monitor and tackling of major risks.

d.
Based upon the review and evaluation of internal control and risk management of the reporting period, the Board is of the view that the internal control and risk management of the Company are effective.

C.3	Audit Committee
a.
The Board has established an Audit Committee. The Audit Committee consists of Independent Non-executive Director Mr. Ng, Kar Ling Johnny, who serves as the Chairman, and Independent Non-executive Director Mr. Tang Min and Independent Non-executive Director Mr. Cai Hongbin, who serve as members. As verified, none of them has served as a partner or a former partner in our current auditing firm.

b.
During the reporting period, the Audit Committee held four meetings (please refer to the “Meetings held by the special committees of the Board” under the section of “Report of the Board of Directors” in this annual report). The review opinions were issued at each meeting and submitted to the Board. During the reporting period, the Board and the Audit Committee had no disagreement.

c.
Audit Committee members can engage independent professionals when performing its duties. Reasonable costs arising from such consultations are borne by Sinopec Corp. In the meantime, the Audit Committee has appointed consultants members and can request such member to provide advices. The working expenses of the Audit Committee are included in the budget of Sinopec Corp. In accordance with the policies of Sinopec Corp., the Senior Management and relevant departments of Sinopec Corp. shall actively cooperate with the Audit Committee.

d.
The Audit Committee has reviewed the adequacy and sufficiency of the resources for accounting and financial reporting and the qualifications and experience of the relevant employees as well as the sufficiency of the training courses provided to relevant employees. Audit Committee is of the view that the Management has fulfilled the duties to establish an effective internal control system. The Company established a whistle-blowing policy in its internal control system, providing several channels as online reporting, letter reporting, receipt of appeals and a complaint mailbox, etc. to employees to report behavior that violates the internal control system of the Company. The Audit Committee has reviewed and approved such policy.

CORPORATE GOVERNANCE (Continued)

D	Delegation of power by the Board
a.
The Board and the Management have clear duties and responsibilities in written rules. The Articles of Association and the Rules of Procedure for the General Meetings of Shareholders and the Rules of Procedure of the Board Meetings clearly set forth the scope of duties, powers and delegation of power of the Board and Management, which are published on the website of Sinopec Corp. at http://www.sinopec.com/.

b.
In addition to the Audit Committee, the Remuneration Committee and Nomination Committee, the Board had established the Strategy Committee and the Social Responsibility Management Committee. The Strategy Committee is responsible for overseeing long-term development strategies and significant investment decisions of the Company. The 7th session of Strategy Committee consists of five directors, including Chairman of the Board Mr. Zhang Yuzhuo, who serves as Chairman, as well as Executive Directors Mr. Ma Yongsheng, Mr. Ling Yiqun and Independent Non-executive Directors Mr. Fan Gang and Mr. Cai Hongbin, who serve as members. The Social Responsibility Management is responsible for preparing policies, governance, strategies and plans for social responsibility management of the Company. The Social Responsibility Management Committee consists of three Directors, including Chairman of the Board Mr. Zhang Yuzhuo, who serves as Chairman, Independent Non-executive Directors Mr. Tang Min and Mr. Fan Gang, who serve as members.

c.
Each Board Committee is required to report its decisions and recommendations to the Board and has formulated its terms of references. The terms of reference of the Audit Committee, the Remuneration Committee and the Nomination Committee are published on the website of Sinopec Corp. at http://www.sinopec.com/.

E	Investor Relations
a.
According to the actual situation of Sinopec Corp., as approved at the annual general meeting of shareholders for the year 2018, Sinopec Corp. amended the Articles of Association. For more details, please refer to the announcement published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. as well as on the website of Shanghai Stock Exchange on 10 May 2019 and the announcement published on the website of the Hong Kong Stock Exchange on 9 May 2019.

b.
Sinopec Corp. pays high attention to investor relations. The team led by management conduct road shows every year to answer questions on subjects of concern to investors, such as introduction of the development strategies and the production and business performance of the Company. Sinopec Corp. established a department responsible for communicating with investors. In compliance with regulatory provisions, Sinopec Corp. enhanced communication with investors by holding meetings with institutional investors, setting up an investor hotline and communicating through internet platform.

c.
During the reporting period, separate resolution was proposed for each substantially separate issue at the general meetings. All resolutions were voted by poll to ensure the interests of all shareholders. Notices of the general meeting were dispatched to shareholders 45 days (excluding the date of the general meeting) in advance.

d.
The Chairman of the Board hosted the annual general meeting for the year 2018. Some members of the Board of Directors and Board of Supervisors and senior Management attended the meeting and communicated with the investors extensively.

e.
According to relevant rules of Sinopec Corp., the Secretary to the Board is responsible for establishing an effective communication channel between Sinopec Corp. and its shareholders, for setting up special departments to communicate with the shareholders and for passing the opinions and proposals of the shareholders to the Board and Management in a timely manner. Contact details of Sinopec Corp. can be found on the Investor Center page on Sinopec Corp’s website.

F	Company Secretary
a.
The Hong Kong Stock Exchange recognised the Secretary to the Board as having the relevant qualifications as company Secretary. Nominated by the Chairman of the Board and appointed by the Board, the Secretary to the Board is a Senior Management Officer of Sinopec Corp. and responsible for the Company and the Board. The Secretary gives opinions on corporate governance to the Board and arranges orientation training and professional development for the Directors.

b.	During the reporting period, the Secretary to the Board actively participated in career development training with more than 15 training hours.

CORPORATE GOVERNANCE (Continued)

G	Shareholders’ rights
a.
Shareholders who individually or collectively hold 10% of the total voting shares of Sinopec Corp. may request the Board in writing to convene the general meeting of shareholders. If the Board fails to approve the request to convene the meeting according to the Rules of Procedure for General Meetings of Shareholders, the shareholders may convene and hold the meeting at their discretion according to applicable laws, and reasonable expenses incurred will be borne by Sinopec Corp. These provisions are subject to the following conditions: the proposals at the general meeting of shareholders must fall within the responsibilities of the general meeting of shareholders, with specific proposals and resolutions and in compliance with relevant laws, administrative regulations and the Articles of Association.

b.
When Sinopec Corp. holds the general meeting of shareholders, shareholders who individually or collectively hold 3% of the total voting shares of Sinopec Corp. may propose a supplemental proposal 10 days before the date of the general meeting.

c.
The eligibility for attending the general meeting, the rights of shareholders, the resolutions at the meeting and the voting procedures are clearly stated in the notice of the general meeting of Sinopec Corp. dispatched to the shareholders.

d.
Sinopec Corp. established special organisation in charge of communication with shareholders and published relevant contact details to facilitate shareholders to make enquiries pursuant to Articles of Association.

(2)	Auditors
The appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as Sinopec Corp.’s external auditors for 2019 and the authorisation of the Board to determine their remuneration were approved at Sinopec Corp.’s annual general meeting for the year 2018 on 9 May 2019. The audit fee for 2019 is RMB 47.48 million (including audit fee of internal control), which was approved at the 12th meeting of the seventh session of the Board. The annual financial statements have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers. The Chinese certified accountants signing the report are Zhao Jianrong and Gao Peng from PricewaterhouseCoopers Zhong Tian LLP.

During the reporting period, neither PricewaterhouseCoopers Zhong Tian LLP nor PricewaterhouseCoopers provided any non-audit service to the Company.

(3)	Other information about Sinopec Corp.’s corporate governance
Except for their working relationships with Sinopec Corp., none of the Directors, Supervisors or other Senior Management has any financial, business or family relationship or any relationship in other material aspects with one another. For information about changes in share capital and shareholdings of substantial shareholders, please refer to page 6 to page 7; for information about meetings of the Board, please refer to page 46; for information about meetings held by Board Committees, please refer to page 48; for information about tenure of non-executive directors, please refer to page 60; for information about equity interests of Directors, Supervisors and other senior Management, please refer to page 39; for information about the biographies and annual remuneration of Directors, Supervisors and other senior Management, please refer to page 56 to page 70.

REPORT OF THE BOARD OF DIRECTORS

The Board is pleased to present the directors’ report for the year ended 31 December 2019 for shareholders’ review.

1	MEETINGS OF THE BOARD
During this reporting period, Sinopec Corp. held four (4) Board meetings. The details are as follows:

(1)
The 5th meeting of the seventh session of the Board was held by on site meeting and via video conference on 22 March 2019, whereby the proposals in relation to the following matters were approved: (i) the Work Report of the Board for the year 2018, (ii) the business performance of 2018 and work plan of 2019,(iii) Financial results and business performance of the Company for the year 2018 (including A. provision for impairment for the year 2018; B. The connected transactions for the year 2018; C. Profit distribution plan for the year 2018; D. Audit costs for the year 2018; E. the report of Risk Assessment for Capital Deposits at Finance Company and Century Bright Company,), (iv) 2018 Communication on Progress for Sustainable Development Report of Sinopec Corp., (v) Financial Statements of Sinopec Corp. for the year 2018, (vi) Annual Report and form 20F of the Company for the year 2018, (vii) Internal control assessment report of Sinopec Corp. for the year 2018, and the internal control manual (2019) (viii) Re-appointment of external auditors of Sinopec Corp. for the year of 2019 and to authorise the Board to determine their remunerations, (ix) the amendments to the articles of association of Sinopec Corp. (x) to authorize the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2019 (xi) Authorising the Board to determine the proposed plan for issuance of debt financing instrument(s) (xii) Granting to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp., (xiii) Convening the annual general meeting of Sinopec Corp. for the year 2018 and to dispatch the notice of the annual general meeting.

(2)
The 6th meeting of the seventh session of the Board was held by written resolution on 29 April 2019, whereby the proposals in relation to the following matters were approved: (i)first quarterly results of Sinopec Corp. for the three months ended 31 March 2019 was approved at the meeting. (ii) the capital increase and assets transfer to Sinopec-SK.

(3)
The 7th meeting of the seventh session of the Board was held by on site meeting and via video conference on 23 August 2019, whereby the proposals in relation to the following matters were approved: (i) the report on the fulfillment of the key targets for the first half of the year 2019 and the work arrangements for the second half of the year 2019, (ii) Financial results and business performance of the Company for the first half of the year 2019 (including a. the 2019 interim dividend distribution plan, b. the report of Risk Assessment for Capital Deposits at Finance Company and Century Bright Company), (iii) the financial statements for the first half the year 2019, (iv) interim report for the 6 months ended 30 June 2019, (v) Three years rolling development plan of Sinopec Corp. (2019 to 2021).

(4)
The 8th meeting of the seventh session of the Board was held by written resolution on 30 October 2019, whereby the proposal in relation to the third quarterly results of Sinopec Corp. for the nine months ended 30 September 2019 was approved.

For details of each meeting, please refer to the announcements published in China Securities Journal, Shanghai Securities News and Securities Times on the next working day after each meeting and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp.

2	IMPLEMENTATION OF RESOLUTIONS APPROVED AT THE GENERAL MEETINGS OF SHAREHOLDERS BY THE BOARD
During this reporting period, in accordance with relevant laws and regulations as well as the articles of association, all members of the Board diligently implemented the resolutions approved at the general meetings of Sinopec Corp., and have completed various tasks delegated to them at the general meetings

REPORT OF THE BOARD OF DIRECTORS (Continued)

3	DIRECTORS’ ATTENDANCE TO THE BOARD MEETINGS AND TO THE GENERAL MEETINGS.

(1)	Directors attendance to the board meeting and general meeting during this reporting period

Director Titles	Names	Board Meetings					General Meetings.
		No. of meeting held	Actual Attendance	Attended By communication	Attended by proxy	Absent	No. of meeting held	Actual Attendance
Director	Ma Yongsheng	4	2	2	0	0	1	1
Director	Yu Baocai	4	2	2	0	0	1	1
Director	Ling Yiqun	4	2	2	0	0	1	0
Director	Li Yong	4	1	2	1	0	1	1
Independent Director	Tang Min	4	2	2	0	0	1	0
Independent Director	Fan Gang	4	2	2	0	0	1	0
Independent Director	Cai Hongbin	4	2	2	0	0	1	0
Independent Director	Ng, Kar Ling Johnny	4	2	2	0	0	1	0

(2)	Former directors attendance to the board meetings during this reporting period

Director Titles	Names	Board Meetings					General Meetings.
		No. of meeting held	Actual Attendance	Attended By communication	Attended by proxy	Absent	No. of meeting held	Actual Attendance
Former Chairman	Dai Houliang	4	2	2	0	0	1	1
Former Director	Li Yunpeng	4	2	2	0	0	1	0
Former Director	Liu Zhongyun	4	1	2	1	0	1	1

1.	No directors were absent from two consecutive meetings of the Board.
2.	Mr. Liu Zhongyun resigned as a director of the Board on 9 December 2019.
3.	Mr. Dai Houliang resigned as the Chairman, director of the Board on 19 January 2020.
4.	Mr. Li Yunpeng resigned as a director of the Board on 24 March 2020.

(3)	The Independent Director’s attendance to the General Meetings.

During the reporting period, none of the Independent Non-executive Directors had attended the general meetings of shareholders in person due to official duties.

REPORT OF THE BOARD OF DIRECTORS (Continued)

4	MEETINGS HELD BY THE BOARD COMMITTEES
During the reporting period, the board committees held eight (8) meetings, Audit Committee held four (4) meetings. Strategy Committee held two (2) meetings, the Remuneration Committee held one (1) meeting, the Social Responsibility Management Committee held one (1) meeting. All members of each committee had attended the relevant meetings. Details of those meetings are as follows:

(1)
The 4th meeting of the seventh session of the Audit Committee was held by on site meeting and via video conference on 20 March 2019, whereby the following matters were approved in the meeting: (i) Annual Report and 20F of 2018 (ii)Financial results and business performance of the Company for the year 2018(including A. provision for impairment for the year 2018; B. The connected transactions for the year 2018; C. Profit distribution plan for the year 2018; D. Audit costs for the year 2018; E. the report of Risk Assessment for Capital Deposits at Finance Company and Century Bright Company,); (iii) Internal control assessment report of the Company for the year 2018 and the internal control manual (2019) (iv) Work report on the internal auditing work for the year 2018; (v) Reports on the auditing of the financial statements for the year 2018 prepared by the domestic and overseas auditors.

(2)
The 5th meeting of the seventh session of the Audit Committee was held by written resolution on 29 April 2019, whereby the proposals in relation to the following matters were approved: (i)first quarterly results of Sinopec Corp. for the three months ended 31 March 2019 was approved at the meeting. (ii) the capital increase and assets transfer to SINOPEC-SK.

(3)
The 6th meeting of the seventh session of the Audit Committee was held by on site meeting on 21 August 2019, whereby (i) the financial statements for the first half year of 2019 (ii) the interim report for the first half of 2019,(iii) Financial results and business performance of the Company for the first half of the year 2019(including a. the 2019 interim dividend distribution plan, b. the report of Risk Assessment for Capital Deposits at Finance Company and Century Bright Company) (iv) the reports on internal auditing work for the first half of 2019 were approved at the meeting.

(4)
The 7th meeting of the seventh session of the Audit Committee was held by written resolution on 29 October 2019, whereby the third quarterly report for nine months ended 30 September 2019 was approved at the meeting.

(5)
The 2nd meeting of the seventh session of the Strategy Committee was held by written resolution on 20 March 2019, whereby the proposal in relation to the plan of investments of 2019 of Sinopec Corp. was approved at the meeting.

(6)
The 3rd meeting of the seventh session of the Strategy Committee was held by written resolution on 21 August 2019, whereby the three years rolling development plan of Sinopec corp. (2019-2021) was approved at the meeting.

(7)
The 1st meeting of the seventh session of the Remuneration Committee was held by written resolution on 20 March 2019 whereby the proposal in relation to implementation of the rules of the remuneration of directors, supervisors and other senior management for 2018.

(8)
The 1st meeting of the seventh session of the Social Responsibility Management Committee was held by written resolution on 20 March 2019, whereby the 2018 Communication on Progress for the Sustainable Development Report of Sinopec Corp. was approved at the meeting.

5	BOARD COMMITTEES ISSUED REVIEW OPINIONS TO THE BOARD WHEN PERFORMING THEIR DUTIES DURING THE REPORTING PERIOD, WITHOUT OBJECTION.

6	BUSINESS PERFORMANCE
The financial results of the Company for the year ended 31 December 2019, which is prepared in accordance with IFRS and the financial position as at that date and the accompanying analysis are set out from page 142 to page 199 in this annual report. A fair review of the Company’s business, a discussions and analysis on business performance using financial key performance indicators and the material factors underlying our results and financial position during the reporting period, particulars of significant events affecting the Company and the outlook of the Company’s business are discussed throughout this annual report included in the chapters of Chairman’s Address, Business Review and Prospects, Management’s Discussion and Analysis and Significant Events. All above discussions constitute parts of the report of the Board of Directors.

7	DIVIDEND
The profit distribution policy of Sinopec Corp. maintains consistency and steadiness, and considers the long-term interests of the Company, overall interests of all the shareholders and the sustainable development of the Company. Sinopec Corp. gives priority to adopting cash dividends for profit distribution, and is able to deliver an interim profit distribution. When the net profits and retained earnings of the Company are positive in current year, and in the event that the cash flow of Sinopec Corp. can satisfy the normal operation and sustainable development, Sinopec Corp. should adopt cash dividends, and the distribution profits in cash every year are no less than 30% of the net profits of the Company realised during the corresponding year.

The profit distribution plan of Sinopec Corp. for the corresponding year will be carried out in accordance with the policy and procedures stipulated in the Articles of Association, with the advice of minority shareholders being heard and considered. Meanwhile, the independent directors will issue independent opinions.

REPORT OF THE BOARD OF DIRECTORS (Continued)

Proposals for dividend distribution
At the 12th meeting of the seventh session of the Board, the Board approved the proposal to distribute a final cash dividend of RMB 0.19 (tax inclusive) per share, combining with an interim distributed dividend of RMB 0.12 (tax inclusive) per share, the total dividend for the whole year is RMB 0.31 (tax included) per share.

The final cash dividend will be distributed on or before 19 June 2020 (Friday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 9 June 2020 (Tuesday). In order to qualify for the final dividend for H shares, the holders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited located at 1712-1716, 17th Floor Hopewell Centre, 183 Queen’s Road East, Wan Chai Hong Kong before 4:30 p.m. on 2 June 2020 (Tuesday) for registration. The H shares register of members of Sinopec Corp. will be closed from 3 June 2020 (Wednesday) to 9 June 2020 (Tuesday) (both dates inclusive).

The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders and investors participating in the Shanghai-Hong Kong Stock Connect Program in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China which came into effect on 1 January 2008 and its implementation regulations, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing cash dividends or issuing bonus shares by way of capitalization from retained earnings. Any H Shares of the Sinopec Corp. which is not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change their shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends or bonus shares by way of capitalization from retained earnings with China under the relevant tax agreement, Sinopec Corp. will withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (Extra Amount) due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於 滬港股票市場交易互聯互通機制試點有關稅收政 策的通知) (Caishui [2014] No. 81) and the Shenzhen-Hong Kong Stock Connec《t 關於深 港股票市場交易互聯互通機制試點有關稅收政策 的通知》(Caishui[2016] No.127):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong and Shenzhen-Hong
Kong Stock Connect Program, the company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company
will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

REPORT OF THE BOARD OF DIRECTORS (Continued)

The dividend distribution and bonus shares declared by Sinopec Corp. in the past three years are as follows:

	2019	2018	2017
Cash dividends (RMB/Share, tax inclusive)	0.31	0.42	0.50
Total amount of cash dividends (RMB billion, tax inclusive)	37.53	50.85	60.54
Net profits attributed to the shareholders of the listed company shown in the consolidated statement for the dividend year (RMB billion)	57.47	61.62	51.12
Ratio between the dividends and the net profit attributed to the shareholders of the listed company in the consolidated statement (%)	65.31	82.52	118.42

Note: The final cash dividend for 2019 is subject to the approval at the 2019 annual general meeting.

The aggregate cash dividend declared by Sinopec Corp. during three years from 2017 to 2019 is RMB 1.23 per share, and the total dividend payment from 2017 to 2019 as a percentage of average net profit attributed to the shareholders of the listed company in the three years is 262.5%.

8	RESPONSIBILITIES FOR THE COMPANY’S INTERNAL CONTROL
The Board is fully responsible for establishing and maintaining the internal control system related to the financial statements as well as ensuring its effective implementation. In 2019, the Board assessed and evaluated the internal control of Sinopec Corp. according to the Basic Standard for Enterprise Internal Control, Application Guidelines for Enterprise Internal Control and Assessment Guidelines for Enterprise Internal Control. There were no material defects in relation to the internal control system as of 31 December 2019. The internal control system of Sinopec Corp. related to the financial statements is sound and effective.

2019 Internal Control Assessment Report of Sinopec Corp. was reviewed and approved at the 12th meeting of the seventh Session of the Board on 27 March 2020, and all members of the Board warrant that the contents of the report are true, accurate and complete, and there are no false representations, misleading statements or material omissions contained in the report.

9	DURING THIS REPORTING PERIOD, THE IMPLEMENTATION OF ENVIRONMENTAL POLICIES BY THE COMPANY
Details with regard to the Company’s performance in relation to environmental and social-related policies and performances are provided in the Chairman’s Address and Business Review and Prospects in this annual report as well as the 2019 Communication on Progress for the Sustainable Development of Sinopec Corp. Those disclosures in relation to the environmental policies constitute part of the Report of the Board of Directors.

10	DURING THIS REPORTING PERIOD, THE COMPANY DID NOT VIOLATE LAWS OR REGULATIONS WHICH HAVE A MATERIAL IMPACT ON THE COMPANY

11	MAJOR SUPPLIERS AND CUSTOMERS
During this reporting period, the total value of the purchasing from the top five crude oil suppliers of the Company accounted for 49.1% of the total value of the crude oil purchasing by the Company, of which the total value of the purchasing from the largest supplier accounted for 19.3% of the total value of the crude oil purchasing by the Company.

The total sales value to the five largest customers of the Company in 2019 was RMB 261,811 million, accounted for 8.8% of the total sales value of the Company, of which the sales value to the connected party (Sinopec group) among the five largest customers was RMB 111,110 million, accounted for 3.7% of the total sales value for the year. During the reporting period, other than disclosed above, all the top five crude oil suppliers and the other four largest customers of the Company were independent third parties. There were no supplier, customer, employee or others that have a significant impact on the Company and on which the Company’s success depends.

12	BANK LOANS AND OTHER BORROWINGS
Details of bank loans and other borrowings of the Company as of 31 December 2019 are set out in Note 30 to the financial statements prepared in accordance with IFRS in this annual report.

13	FIXED ASSETS
During this reporting period, changes to the fixed assets of the Company are set out in Note 16 to the financial statements prepared in accordance with IFRS in this annual report.

14	RESERVES
During this reporting period, the changes to the reserves of the Company are set out in the consolidated statement of changes in shareholders’ equity in the financial statements prepared in accordance with IFRS in this annual report.

15	DONATIONS
During this reporting period, the amount of charity donations made by the Company amounted to RMB 0.209 billion.

REPORT OF THE BOARD OF DIRECTORS (Continued)

16	PRE-EMPTIVE RIGHTS
Pursuant to the Articles of Association and the laws of the PRC, the shareholders of Sinopec Corp. are not entitled to any pre-emptive rights. Therefore the existing shareholders cannot request Sinopec Corp. for the right of first refusal in proportion to their shareholdings.

17	REPURCHASE, SALES AND REDEMPTION OF SHARES
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries.

18	DIRECTORS’ INTERESTS IN COMPETING BUSINESS
As at the end of the reporting period, the Company has resolved its competition with Sinopec Group in the chemical business. For details for the positions held by the directors of Sinopec Corp. in the Sinopec Group during the reporting period, please refer to the section “Directors, Supervisors, Senior Management and Employees” of this annual report.

19	DIRECTORS’ INTERESTS IN CONTRACTS
No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Company to which Sinopec Corp. or any of its holding companies, subsidiaries or fellow subsidiaries was a party during the reporting period.

20	MANAGEMENT CONTRACTS
No contracts concerning management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the reporting period.

21	PERMITTED INDEMNITY PROVISIONS
During the reporting period, Sinopec Corp. has purchased liability insurance for all directors to minimise their risks arising from the performance of their duties. The permitted indemnity provisions are stipulated in such directors liability insurance in respect of the liabilities and costs associated with the potential legal proceedings that may be brought against such directors.

22	EQUITY-LINKED AGREEMENTS
As of 31 December 2019, the Company has not entered into any equity-linked agreement.

23	OIL & GAS RESERVE APPRAISAL PRINCIPLES
We manage our reserves estimation through a two-tier management system. Our Oil and Natural Gas Reserves Management Committee, or RMC, at the headquarters level oversees the overall reserves estimation process including organisation, coordination, monitoring and major decision-making, and reviews the reserves estimation of our Company. Each of our branches has a reserves management committee that manages and coordinates the reserves estimation, organises the estimation process and reviews the reserve estimation report at the branch level.

Our RMC is led by President of our Company, related departments of headquarters, Petroleum Exploration and Production Research Institute of Sinopec (PEPRIS) and senior managers of oilfield branches. Mr. Liu Hongbin, the Chairman of RMC is Senior Vice President of Sinopec Corp., with over 30 years of experience in oil and gas industry. A majority of our RMC members hold Ph.D. or master’s degrees, and our members have an average of 20 years of technical experience in relevant professional fields, such as geology, engineering and economics.

Our reserves estimates are guided by procedural manuals and technical guidance formulated by the company. A number of working divisions at the production bureau level, including the exploration, development and financial divisions are responsible for initial collection and compilation of information about reserves. Experts from exploration, development and economic divisions prepare the initial report on the reserves estimate which is then reviewed by the RMC at the subsidiary level to ensure the qualitative and quantitative compliance with technical guidance as well as its accuracy and reasonableness. We also engage outside consultants to assist in our compliance with the rules and regulations of the U.S. Securities and Exchange Commission. Our reserves estimation process is further facilitated by a specialised reserves database, which is improved and updated periodically.

24	CORE COMPETITIVENESS ANALYSIS
The Company is a large scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Company is a large scaled oil and gas producer in China; in respect of refining capacity, it ranks first in China; equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company rank first in China, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilization of its resources, and endowed the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

REPORT OF THE BOARD OF DIRECTORS (Continued)

The Company enjoys a favourable positioning with its operations located close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products of the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, the Company’s capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favourable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in R&D covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil and gas, refining, petrochemicals and strategic emerging technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys a strong technical strength.

The Company always attaches great importance to fulfilling social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Company enjoys an outstanding “Sinopec” brand name, plays an important role in the national economy and is a renowned and reputable company in China.

25	RISK FACTORS
In the course of its production and operations, the Company will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties described below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s and global economic situation. The development of Chinese economy has entered New Normal. Although various countries have adopted different kinds of macroeconomic policies to eliminate negative effects caused by lower growth of global economy, the turnaround of economic recovery still remains uncertain. The Company’s business could also be adversely affected by other factors such as the impact on export due to trade protectionism from certain countries, impact on import which is likely caused by regional trade agreements, and negative impact on the investment of overseas oil and gas exploration and development and refining and chemical storage projects which results from the uncertainty of geopolitics, international crude oil price and etc.

Risks with regard to the cyclical effects from the industry: The majority of the Company’s operating income comes from the sales of refined oil products and petrochemical products, and part of those businesses and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with upstream, midstream and downstream operations, it can only counteract the adverse influences of industry cycle to some extent.

Risks from the macroeconomic policies and government regulation: Although the Chinese government is gradually liberalizing the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing licenses in relation to exploration and development of crude oil and natural gas, issuing business licenses for trading crude oil and refined oil, setting caps for retail prices of gasoline, diesel and other oil products, the imposing of the special oil income levy, formulation of refined oil import and export quotas and procedures, formulation of safety, quality and environmental protection standards and formulation of energy conservation policies. In addition, the changes which have occurred or might occur in macroeconomic and industry policies such as the fully opening up of exploration and mining rights, the opening up of crude oil import licenses and the right of tenure, removing the restriction of share ratio of refining projects to foreign enterprises, further improvement in pricing mechanism of refined oil products, cancellation of wholesale right and decentralization of retail right of refined oil products, and gas stations investment are fully opened to foreign investment, reforming and improvement in pricing mechanism of natural gas, cost supervision of gas pipeline and access to third party, and reforming in resource tax and environmental tax, will cause effects on our business operations. Such changes might further intensify market competition and have certain effect on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste liquids, gases and solids. The Company has built up the supporting effluent treatment systems to prevent and reduce the pollution to the environment. However, the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much

REPORT OF THE BOARD OF DIRECTORS (Continued)

stricter environment protection standards. Under such situations, the Company may increase expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The future sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquisition activities, and the Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire additional resources through further exploration, development and acquisition to increase the reserves of crude oil and natural gas, the oil and natural gas reserves and production of the Company may decline over time which may adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as needed by the Company is satisfied through external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the prices of crude oil fluctuate sharply. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents in certain regions. Although the Company has taken flexible countermeasures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and sudden disruption of supply of crude oil from certain regions.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the high risks of inflammation, explosion and environmental pollution and is vulnerable to extreme natural disasters. Such contingencies may cause serious impacts to the society, major financial losses to the Company and grievous injuries to people. The Company has always been paying great emphasis on the safety production, and has implemented a strict HSSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company as well as the possibility of damage to a third party have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company has adopted a prudent investment strategy, and as required by the new procedure and management of investment decision-making issued in 2017, conducted rigorous feasibility study on each investment project, which consists of special verifications in raw material market, technical scheme, profitability, safety and environmental protection, legal compliance, etc., certain investment risks will still exist and expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Risks with regard to overseas business development and management: The Company engages in oil and gas exploration, refining and chemical, warehouse logistics and international trading businesses in some regions outside China. The Company’s overseas businesses and assets are subject to the jurisdiction of the host country’s laws and regulations. In light of the complicated factors such as imbalance of global economy, competitiveness of industry and trade structure, exclusiveness of regional trading blocs, polarisation of benefits distribution in trade, and politicisation of economic and trade issues, including sanctions, barriers to entry, instability in the financial and taxation policies, contract defaults, tax dispute, the Company’s risks with regard to overseas business development and management could be increased.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of Renminbi. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices, the realized price of crude oil is based on international crude oil price. Despite the fact that, the price of the domestic refined oil products will change as the exchange rate of the Renminbi changes according to the pricing mechanism for the domestic refined oil products, and the price of other domestic petrochemical products will also be influenced by the price of the imported products, which to a large extent, smooths the impact of the Renminbi exchange rate on the processing and sales of the Company’s crude oil refined products. However, the fluctuation of the Renminbi exchange rate will still have an effect on the income of the upstream sector.

Cyber-security risks: the Company has a well- established network safety system, information infrastructure and operation system, and network safety information platform, devotes significant resources to protecting our digital infrastructure and data against cyber-attacks, if our systems against cyber-security risk prove to be ineffective, we could be adversely affected by, among other things, disruptions to our business operations, and loss of proprietary information, including intellectual property, financial information and employer and customer data, injuries to people, property, environment and reputation. As cyber-security attacks continue to evolve, we may be required to expend additional resources to enhance our protective measures against cyber-security breaches.

By Order of the Board
Zhang Yuzhuo
Chairman

Beijing, China, 27 March 2020

REPORT OF THE BOARD OF SUPERVISORS

Dear Shareholders:

In 2019, the Board of Supervisors and each supervisor of Sinopec Corp. diligently performed their supervision responsibilities, actively participated in the supervision process of decision making, carefully reviewed and effectively supervised the major decisions of the Company, and endeavored to safeguard the interests of shareholders and the Company in accordance with the PRC Company Law and the Articles of Association of Sinopec Corp.

During this reporting period, the Board of Supervisors held four (4) meetings in total, and mainly reviewed and approved the proposals in relation to the Company’s periodic report, financial statements, communication on progress for sustainable development, internal control assessment report and working report of the Board of Supervisors etc.

On 22 March 2019, the 4th meeting of the seventh session of the Board of Supervisors was held, and the proposals in relation to Annual Report of Sinopec Corp. for 2018, the Financial Statements of Sinopec Corp. for 2018, 2018 Communication on Progress for Sustainable Development of Sinopec Corp., Internal Control Assessment Report of Sinopec Corp. for 2018, Work Report of the Board of Supervisors of Sinopec Corp. for 2018, were reviewed and approved at the meeting.

On 29 April 2019, the 5th meeting of the seventh session of the Board of Supervisors was held, and the proposal in relation to the First Quarterly Report of Sinopec Corp. for 2019, capital increase and assets transfer to Sinopec-SK (Wuhan) Petrochemical Co., Ltd., (SINOPEC-SK) were reviewed and approved at the meeting.

On 23 August 2019, the 6th meeting of the seventh session of the Board of Supervisors was held, and the Interim Report of Sinopec Corp. for 2019, the Interim Financial Statements of Sinopec Corp. for 2019, were reviewed and approved at the meeting.

On 30 October 2019, the 7th meeting of the seventh session of the Board of Supervisors was held, and the Third Quarterly Report of Sinopec Corp. for 2019 was reviewed and approved at the meeting.

In addition, the supervisors attended the general meetings of shareholders and attended meetings of the Board. The Board of Supervisors also organised some of the supervisors to attend the trainings for directors and supervisors of listed companies organised by Beijing Securities Supervisory Bureau under CSRC, which have further improved the Supervisors’ capabilities in performing supervisory duties.

Through supervision and inspection on the production and operation management as well as financial management conditions, the Board of Supervisors and all the supervisors conclude that in 2019, facing the difficult conditions such as the complex and severe production and operation situation, rising internal and external risk challenges, slowing down of global economic growth, volatile international oil prices, increasing of domestic refining capacity, fall of chemical products prices, and the market competition is extremely fierce, the company conscientiously implements the decision-making and deployment of the board of directors, focuses on laying a decisive foundation for comprehensive and sustainable development, strives for progress in stability, takes on actions, pays close attention to implementation, promotes all work as a whole to maintains the growth of production indicators, and achieves better than expected business performance. The Board of Supervisors had no objection to the supervised issues during this reporting period.

REPORT OF THE BOARD OF SUPERVISORS (Continued)

Firstly, the Board and the senior management of Sinopec Corp. performed their responsibilities pursuant to relevant laws and regulations, and implemented efficient management. The Board diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made informed decisions on major issues. The senior management diligently executed the resolutions approved by the Board, continued to intensified refined management and strived to tap potentials and enhance efficiency, optimise business structures, committed to achieving the target of sustaining profit and growth set by the Board. During the reporting period, the Board of Supervisors did not discover any behavior of any director or senior management which violated laws, regulations, or the Articles of Association, or was detrimental to the interests of Sinopec Corp. or its shareholders.

Secondly, the reports and financial statements prepared by Sinopec Corp. in 2019 complied with the relevant regulation of domestic and overseas securities regulators, the disclosed information truly, accurately, completely and fairly reflected Sinopec Corp.’s financial results and operation performance. The dividend distribution plan was made after comprehensive consideration of the long-term interests of Sinopec Corp. and the interests of the shareholders. No violation of confidential provisions of persons who prepared and reviewed the report was found.

Thirdly, Sinopec Corp.’s internal control system is effective. No material defects of internal control were found.

Fourthly, the consideration for the equity investment made by Sinopec Corp. was fair and reasonable, neither insider trading, damage to shareholders’ interest nor losses of corporate assets was discovered.

Fifthly, all connected transactions between the Company and Sinopec Group were in compliance with the relevant rules and regulations of domestic and overseas listing exchanges. The pricing of all the connected transaction was fair and reasonable. No behaviors which is detrimental to the interests of Sinopec Corp. or its shareholders was discovered.

In 2020, the Board of Supervisors and each supervisor will continue to follow the principle of due diligence and integrity, earnestly perform the duties of supervision as delegated by the shareholders, strictly review the significant decisions, strengthen the process control and supervision, increase the strength of inspection and supervision on subsidiaries and protect Sinopec Corp.’s benefit and its shareholders’ interests.

Zhao Dong
Chairman of the Board of Supervisors
27 March 2020

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1	INTRODUCTION OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

(1)	Directors
Zhang Yuzhuo, aged 58, Chairman of the Board of Directors of Sinopec Corp. Mr. Zhang is Ph.D. in engineering, Research Fellow and Academician of the Chinese Academy of Engineering. Mr. Zhang is an alternate member of the nineteenth Central Committee of the Communist Party of China. In January 1997, he was appointed as Vice President of China Coal Research Institute. In February 1998, he temporarily served as Deputy General Manager of Yankuang Group Co. Ltd. In July 1998, he was appointed as Vice President of China Coal Research Institute, Director and Deputy General Manager of China Coal Technology Corporation. In March 1999, he served as President of China Coal Research Institute and Chairman of China Coal Technology Corporation.In June 1999, he was appointed as President and Deputy Secretary of CPC Committee of China Coal Research Institute, Chairman and Deputy Secretary of CPC Committee of China Coal Technology Corporation. In January 2002, he was appointed as Deputy General Manager of Shenhua Group Corporation Limited, and served concurrently as Chairman and General Manager of China Shenhua Coal Liquefaction Company Limited. In August 2003, he was appointed as Deputy General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Coal Liquefaction Company Limited. In December 2008, he was appointed as Director, General Manager and Member of the Leading Party Member Group of Shenhua Group Corporation Limited. In July 2009, he served concurrently as Vice Chairman of All-China Federation of Returned Overseas Chinese. In May 2014, he was appointed as Chairman and Secretary of the Leading Party Member Group of Shenhua Group Corporation Limited, and served concurrently as Chairman of China Shenhua Energy Company Limited. In March 2017, he served as a member of the Standing Committee of the CPC Tianjin Municipal Committee and Secretary of the CPC Binhai New Area Committee. In July 2017, he served concurrently as Chairman of Sino-Singapore Tianjin Eco-City Investment & Development Co., Ltd. In May 2018, he served concurrently as Director of China (Tianjin) Pilot Free Trade Zone Administration. In January 2020, he was appointed as Chairman and Secretary of the Leading Party Member Group of China Petrochemical Corporation; in March 2020, he was appointed as the Chairman of the Board of Directors of Sinopec Corp.

Ma Yongsheng, aged 58, Director and President of Sinopec Corp. Mr. Ma is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. Mr. Ma is the member of the thirteenth national committee of CPPCC. In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Company; in April 2006, he was appointed as Executive Deputy Manager (in charge of overall management), Chief Geologist of Sinopec Southern Exploration and Production Company; in January 2007, he was appointed as General Manager and Party Secretary of CPC Committee of Sinopec Southern Exploration and Production Company; in March 2007, he served as General Manager and Deputy Party Secretary of CPC Committee of Sinopec Exploration Company; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter of Sinopec Corp., General Manager and Deputy Secretary of CPC Committee of Sinopec Exploration Company; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level) and Deputy Commander of Sichuan-East China Gas Pipeline Project Headquarter; in July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; in August 2013, he was appointed as Chief Geologist of Sinopec Corp.; in December 2015, he served as Vice President of China Petrochemical Corporation and appointed as Senior Vice President of Sinopec Corp.; in January 2017, he was appointed as Member of the Leading Party Member Group of China Petrochemical Corporation; in April 2019, he was appointed as director, president and vice Secretary of the Leading Party Member Group of China Petrochemical Corporation; in October 2018, he was appointed as President of Sinopec Corp. In February 2016, he was elected as Director of Sinopec Corp.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

Yu Baocai, aged 55, Director of Sinopec Corp. Mr. Yu is a senior engineer and master in economics. In September 1999, Mr. Yu was appointed as the Deputy General Manager of Daqing Petrochemical Company; In December 2001, he was appointed as the General Manager and Deputy Secretary of CPC Committee of Daqing Petrochemical Company; In September 2003, he was appointed as the General Manager and Secretary of CPC Committee of Lanzhou Petrochemical Company; In June 2007, he was appointed as the General Manager and Deputy Secretary of CPC Committee of Lanzhou Petrochemical Company and the General Manager of Lanzhou Petroleum & Chemical Company; He had been a member of the Leading Party Member Group and the Deputy General Manager of China National Petroleum Corporation since September 2008 and had been acting concurrently as director of Petrochina Company Limited since May 2011; Since June 2018, he has been a member of the Leading Party Member Group and the Vice President of China Petrochemical Corporation. In October 2018, Mr. Yu was elected as Director of Sinopec Corp.

Ling Yiqun, aged 57, Director and Senior Vice President of Sinopec Corp. Mr. Ling is a professor level senior engineer with a Ph.D. degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy Director General of Refining Department of Sinopec Corp.; in June 2003, he was appointed as the Director General of Refining Department of Sinopec Corp.; in July 2010, he was appointed as Vice President of Sinopec Corp.; in May 2012, he was appointed concurrently as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed concurrently as the President of Sinopec Qilu Company; in March 2017, he was appointed as Vice President of China Petrochemical Corporation; Since April 2019, he has been a member of the Leading Party Member Group of China Petrochemical Corporation; in February 2018, he was appointed as Senior Vice President of Sinopec Corp. In May 2018, he was elected as Director of Sinopec Corp.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

Li Yong, aged 56, Director of Sinopec Corp. Mr. Li is a senior engineer with a master degree. In April 2003, he was appointed as Deputy General Manager of Tianjin Branch of China National Offshore Oil Corporation (China) Limited; in October 2005, he was appointed as Executive Vice President of China Oilfield Services Limited; in April 2009, he was appointed as President of China Oilfield Services Limited; in September 2010, he was appointed as Chief Executive Officer and President of China Oilfield Services Limited; in July 2012, he was appointed as the Chief Executive Officer, President and Secretary of CPC Committee of China Oilfield Services Limited; in June 2016, he was appointed as Assistant President of China National Offshore Oil Corporation and Executive Vice President of China National Offshore Oil Corporation Limited, as well as Chief Director (General Manager) and Secretary of CPC Committee of China National Offshore Oil Corporation Bohai Petroleum Administration Bureau (China National Offshore Oil Corporation (China) Limited Tianjin Branch); in March 2017, he was appointed as Vice President of China Petrochemical Corporation, and since July 2017, he concurrently served as Vice Chairman of the Board of Directors, President and Secretary of CPC Committee of Sinopec International Petroleum Exploration and Production Corporation, as well as Chairman of Board of Directors and President of Sinopec International Petroleum Exploration and Production Limited. In May 2018, he was elected as Director of Sinopec Corp.

Tang Min, aged 66, Independent Director of Sinopec Corp. Mr. Tang has a Ph.D. in economics. He presently acts as Counsellor of the State Council of the PRC and Executive Vice Chairman of YouChange China Social Entrepreneur Foundation, Independent Director of Baoshang Bank Co., Ltd, and Independent Director of China Minmetals Development Co., Ltd. He was an economist and senior economist at the Economic Research Centre of the Asian Development Bank between 1989 and 2000; chief economist at the Representative office of the Asian Development Bank in China between 2000 and 2004; Deputy Representative at the Representative Office of the Asian Development Bank in China between 2004 and 2007 and Deputy Secretary-General of the China Development Research Foundation between 2007 and 2010. In May 2015, he acted as Independent Director of Sinopec Corp.

Fan Gang, aged 66, Independent Director of Sinopec Corp. Mr. Fan has a Ph.D. in economics. He presently acts as Vice President of China Society of Economic Reform, Head of the National Economic Research Institution of China Reform Foundation, President of China Development Institute (Shenzhen) and an economics professor at Peking University. He began to work for Chinese Academy of Social Sciences in 1988, and subsequently served as Director of Editorial Department for the Economic Research Journal between 1992 and 1993 and as Deputy Head of the Institute of Economics of Chinese Academy of Social Sciences between 1994 and 1995. In 1996, he was redesignated to work for China Society of Economic Reform, and subsequently founded the National Economic Research Institution. From 2006 to 2010, and between 2015 and 2018, he served as a member of the Monetary Policy Committee of the People’s Bank of China. Mr. Fan is recognised as one of the National Young and Middle-Aged Experts with Outstanding Contributions. In May 2015, he acted as Independent Director of Sinopec Corp.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

Cai Hongbin, aged 52, Independent Director of Sinopec Corp. Mr. Cai is dean of Faculty of Business and Economics and Professor of Economics of the University of Hong Kong. Mr. Cai has a Ph.D. degree in Economics. From 1997 to 2005, Mr. Cai taught at University of California, Los Angeles; since 2005, he served as a professor and Ph.D. supervisor in Applied Economics Department at Guanghua School of Management at Peking University, he once served as Director, Assistant to the Dean and Vice Dean of the Applied Economics Department. From December 2010 to January 2017, he served as the dean of Guanghua School of Management at Peking University. In June 2017, he joined the Faculty of Business and Economics of the University of Hong Kong. Professor Cai Hongbin is a member of the 12th National People’s Congress and a member of Beijing Municipal Committee of Chinese People’s Political Consultative Conference, serving as member of the eleventh Central Committee of China Democratic League, deputy Chairman of Beijing Municipal Committee of China Democratic League, and a special auditor of the National Audit Office. Mr. Cai once served as external director of China Petrochemical Corporation, independent directors of China Unicom and China Everbright Bank, etc. Mr. Cai currently serves as independent director of CCB International (Holdings) Ltd., Rightway Holdings Co., Ltd. and PingAn Bank Co., Ltd., In May 2018, Mr. Cai acted as Independent Director of Sinopec Corp.

Ng, Kar Ling Johnny, aged 59, Independent Director of Sinopec Corp. Mr. Ng currently is a practicing certified public accountant in Hong Kong, a practicing auditor and certified public accountant in Macau, a fellow member of the Hong Kong Institute of Certified Public Accountants (FCPA), a fellow member of the Association of Chartered
Certified Accountant (FCCA), and a Senior member of the Institute of Chartered Accountants in England and Wales (FCA). Mr. Ng obtained a Bachelor’s degree and a Master’s degree in Business Administration from the Chinese University of Hong Kong in 1984 and 1999, respectively. Mr. Ng joined KPMG (Hong Kong) in 1984 and became a Partner in 1996. He acted as a Managing Partner from June 2000 to September 2015 and the Vice Chairman of KPMG (China) from October 2015 to March 2016. Mr. Ng currently serves as Independent Non-executive Director and of China Vanke Co., Ltd. and Fangdd Network Group Ltd. In May 2018, Mr. Ng acted as Independent Director of Sinopec Corp.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

LIST OF MEMBERS OF THE BOARD

							Equity interests in Sinopec Corp. (as at 31 December)
Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2019 (RMB 1,000, before tax)	Whether paid by the holding Company	2019	2018
Zhang Yuzhuo	Male	58	Chairman	2020.03-2021.05	–	No	0	0
Ma Yongsheng	Male	58	Board Director, President	2016.02-2021.05	1,563.0	No	0	0
Yu Baocai	Male	55	Board Director	2018.10-2021.05	–	Yes	0	0
Ling Yiqun	Male	57	Board Director, Senior Vice President	2018.05-2021.05	–	Yes	13,000	13,000
Li Yong	Male	56	Board Director	2018.05-2021.05	–	Yes	0	0
Tang Min	Male	66	Independent Director	2015.05-2021.05	350.0	No	0	0
Fan Gang	Male	66	Independent Director	2015.05-2021.05	350.0	No	0	0
Cai Hongbin	Male	52	Independent Director	2018.05-2021.05	350.0	No	0	0
Ng, Kar Ling Johnny	Male	59	Independent Director	2018.05-2021.05	350.0	No	0	0

LIST OF FORMER MEMBERS OF THE BOARD

							Equity interests in Sinopec Corp. (as at 31 December)
Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2019 (RMB 1,000, before tax)	Whether paid by the holding Company	2019	2018
Dai Houliang	Male	56	Former Chairman	2009.05-2020.01	–	Yes	0	0
Li Yunpeng	Male	61	Former Director	2017.06-2020.03	–	Yes	0	0
Liu Zhongyun	Male	56	Former Director and Senior Vice President	2018.05-2019.12	–	Yes	0	0

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

(2)	Supervisors
Zhao Dong, aged 49, Chairman of Board of Supervisors of Sinopec Corp. Mr. Zhao is a professor-level senior accountant with a doctor’s degree. In July 2002, he was appointed as chief accountant and general manager of financial assets department of CNPC International (Nile) Ltd.; in January 2005, he was appointed as deputy chief accountant and executive deputy director of financial and capital operation department of China National Oil and Gas Exploration and Development Corporation; in April 2005, he was appointed as deputy chief accountant and general manager of financial and capital operation department of China National Oil and Gas Exploration and Development Corporation; in June 2008, he was appointed as chief accountant of China National Oil and Gas Exploration and Development Corporation; in October 2009, he was appointed as chief accountant of China National Oil and Gas Exploration and Development Corporation and chief financial officer of PetroChina International Investment Company Limited; in September 2012, he was appointed as vice general manager of CNPC Nile Company and in August 2013, he was appointed as general manager of CNPC Nile Company; in November 2015, he was appointed as chief financial officer of PetroChina Company Limited. He has been a member of the Leading Party Member Group and chief accountant of China Petrochemical Corporation since November 2016; in June 2017, he was elected as Chairman of Board of Supervisors of Sinopec Corp.

Jiang Zhenying, aged 55, Supervisor of Sinopec Corp. Mr. Jiang is a professor level senior economist with a doctor degree. In December 1998, he was appointed as the Vice President of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Procurement Management Department; in December 2001, he was appointed as the Director General of Sinopec Procurement Management Department and in November 2005 he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director General (General Manager), Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd.); in April 2010, he was appointed as the Director General (General Manager), Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd); in November 2014, he was appointed as Director General of Safety Supervisory Department of Sinopec Corp.; in May 2017, he was appointed as Deputy Director of the Office of Leading Party Member Group Inspection Work of China Petrochemical Corporation and Since December 2018, he was appointed as Director of Audit Bureau of China Petrochemical Corporation, and Director of Audit Department of Sinopec Corp.; Since December 2019, he was appointed as president of Audit Bureau of Sinopec Corp. and the Director of the Office of Audit Committee of Leading Party Member Group of China Petrochemical Corporation; since December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp. In May 2018, he was elected as Supervisor of Sinopec Corp.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

Yang Changjiang, aged 59, Supervisor of Sinopec Corp. Mr. Yang is a professor-level senior administration engineer with a Master’s degree. In October 2007, he was appointed as a standing committee member of CPC Committee of Shengli Petroleum Administration Bureau; in April 2009, he was appointed as Deputy Secretary of CPC Committee and Secretary of Discipline Inspection Committee of Shengli Petroleum Administration Bureau, as well as a standing committee member of CPC Committee of Dongying City, Shandong Province; in December 2012, he was appointed as Secretary of CPC Committee and Deputy Director of Southwest Petroleum Bureau, Deputy General Manager of Sinopec Southwest Oil & Gas Company and a member of the Coordination Committee of Sinopec Southwest Petroleum Bureau, Sinopec Southwest Oil & Gas Company and Sinopec Southern Exploration Company; in December 2016, he was appointed as Secretary of CPC Committee and Deputy Director General of Shengli Petroleum Administration Bureau, and Deputy General Manager of Shengli Oilfield Company; in October 2017, he was appointed as Secretary of CPC Committee and Deputy General Manager of Shengli Petroleum Administration Bureau Co., Ltd., and Deputy General Manager of Sinopec Shengli Oilfield Company. In March 2018, he has served as Director General of Party Affairs and Employee Relations Department (Leading Party Member Group Office), Deputy Secretary of the CPC Committee directly under China Petrochemical Corporation, Deputy Director General of Working Committee of Trade Union, and Deputy Director of the Youth Working Committee of China Petrochemical Corporation. In December 2019, he has served as Director General of Party Affairs and Employee Relations Department, Deputy Secretary of the CPC Committee directly under China Petrochemical Corporation, Deputy Director General of Working Committee of Trade Union, and Deputy Director of the Youth Working Committee of China Petrochemical Corporation. In May 2018, he was elected as Supervisor of Sinopec Corp.

Zhang Baolong, aged 60, Supervisor of Sinopec Corp. Mr. Zhang is a professor-level senior economist with a Master degree. In July 1995, he served as General Manager of Hong Kong Century Bright Capital Investment Limited; in August 1996, he served as Deputy General Manager of Sinopec Finance Co., Ltd.; in December 2001, he was appointed as Deputy General Manager and Chief Accountant of China International United Petroleum & Chemicals Co., Ltd.; in August 2004, he was appointed concurrently as Secretary of Disciplinary Inspection Committee of China International United Petroleum & Chemicals Co., Ltd.; since March 2006, he has served as General Manager and Secretary of CPC Committee of Sinopec Finance Co., Ltd. In June 2018, he was appointed as Deputy Director of Department of Capital Management and Financial Services of China Petrochemical Corporation. In December 2019, he was appointed as Vice President of Department of Capital Management and Financial Services of China Petrochemical Corporation. In May 2018, he was elected as Supervisor of Sinopec Corp.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

Zou Huiping, aged 59, Supervisor of Sinopec Corp. Mr. Zou is a professor level senior accountant with a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp and Director General of China Petrochemical Corporation Audit Bureau. In September 2018, he was appointed as Chief Representative of Sinopec Corp. Hong Kong Office. In May 2006, he was elected as Supervisor of Sinopec Corp.

Yu Xizhi, aged 57, Employee’s Representative Supervisor of Sinopec Corp. Mr Yu is a professor-level senior engineer with a Ph.D. in engineering. In August 1997, he was appointed as Deputy General Manager of Anqing Petrochemical General Plant and concurrent General Manager of Fertiliser Plant; in September 1999, he became a member of the CPC Standing Committee of Anqing Petrochemical General Plant; in February 2000, he was appointed as Deputy General Manager of Sinopec Anqing Company and in September 2000, he was appointed as General Manager of Sinopec Anqing Company. In January 2005, he was appointed as General Manager of Anqing Petrochemical General Plant and from May 2009 to July 2010, he served an interim position at the Standing Committee of the CPC Anqing Municipal Committee. In July 2010, he became General Manager and Deputy Secretary of the CPC Committee of Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2016, Mr. Yu was appointed as head of Maoming-Zhanjiang Integration Leading Group; in December 2016, he became Executive Director, General Manager and Deputy Secretary of the CPC Committee of Zhongke (Guangdong) Refining and Petrochemical Co., Ltd. Since April 2017, Mr. Yu has been Director General of Human Resources Department of Sinopec Corp. Since December 2019, he was appointed as president of human resource department of Sinopec Corp. and the Director General of organization department of China Petrochemical Corporation. In January 2020, he was elected as Employee’s Representative Supervisor of China Petrochemical Corporation. In June 2017, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

Zhou Hengyou, aged 56, Employee’s Representative Supervisor of Sinopec Corp. Mr. Zhou is a professor level senior administration engineer and with a master degree. In December 1998, Mr. Zhou was appointed as a standing committee member of CPC Committee and Vice Chairman of Trade Union of Jiangsu Petroleum Exploration Bureau; in February 1999, he was appointed as a standing committee member of CPC Committee and Trade Union Chairman of Jiangsu Petroleum Exploration Bureau of China Petrochemical Corporation; in December 2002, he was appointed as Deputy Secretary of CPC Committee and Trade Union Chairman of Jiangsu Petroleum Exploration Bureau; in June 2004, he was appointed as Deputy Secretary of CPC Committee and Secretary of CPC Disciplinary Inspection Committee of Jiangsu Petroleum Exploration Bureau; in August 2005, he was appointed as Secretary of CPC Committee of Jiangsu Petroleum Exploration Bureau; in March 2011, he was appointed as Director General and Secretary of CPC Committee of China Petrochemical News. In March 2015, he was appointed as Director General of the General Office of China Petrochemical Corporation, Director General of Policy Research Department of the General Office of China Petrochemical Corporation and Director General of President’s office of Sinopec Corp. In August 2015, he was appointed as Director General of Board of Directors Office under China Petrochemical Corporation; Since December 2019, he was appointed as the director of the Office of Leading Party Member Group Inspection Work of China Petrochemical Corporation. In January 2020, he was appointed as Secretary of the board of directors of China Petrochemical Corporation. In May 2015, he was elected as Supervisor of Sinopec Corp. In May 2018, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 56, Employee’s Representative Supervisor of Sinopec Corp. Mr. Yu is a professor level senior engineer with a university diploma. In June 2000, he was appointed as the Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the Board Director and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Vice President of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the President and the Vice Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, he was appointed as the Director General of Sinopec Production Management Department; in December 2017, he was appointed as the Director General of Refining Department of Sinopec Corp.; Since December 2019, he was elected as Chairman of Board of Directors and Secretary of CPC committee of Sinopec Engineering(Group) Co., Ltd.; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

LIST OF MEMBERS OF THE BOARD OF SUPERVISORS

							Equity interests in Sinopec Corp. (as at 31 December)
Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2019 (RMB 1,000, before tax)	Whether paid by the holding Company	2019	2018
Zhao Dong	Male	49	Chairman of the Board of Supervisors	2017.06-2021.05	–	Yes	0	0
Jiang Zhenying	Male	55	Supervisor	2018.05-2021.05	1,321.6	No	0	0
Yang Changjiang	Male	59	Supervisor	2018.05-2021.05	–	Yes	0	0
Zhang Baolong	Male	60	Supervisor	2006.05-2021.05	–	Yes	0	0
Zou Huiping	Male	59	Supervisor	2006.05-2021.05	1,445.7	No	0	0
Yu Xizhi	Male	57	Employee’s Representative Supervisor	2017.06-2021.05	1,337.4	No	0	0
Zhou Hengyou	Male	56	Employee’s Representative Supervisor	2018.05-2021.05	1,330.6	No	0	0
Yu Renming	Male	56	Employee’s Representative Supervisor	2010.12-2021.05	1,346.5	No	0	0

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

(3)	Other Members of Senior Management
Liu Hongbin, aged 57. Mr. Liu is a senior engineer with a bachelor degree. In June 1995, he was appointed as the chief engineer of Tuha Petroleum Exploration & Development Headquarters; in July 1999, he was appointed as the deputy general manager of PetroChina Tuha Oilfield Company; in July 2000, he was appointed as the commander and Deputy Secretary of CPC Committee of Tuha Petroleum Exploration & Development Headquarters; in March 2002, he served as the general manager of the Planning Department of PetroChina Company Limited (“PetroChina”); in September 2005, he served as the director of the Planning Department of China National Petroleum Corporation (“CNPC”); in June 2007, he was appointed as the Vice President of PetroChina, and in November 2007, he served concurrently as the general manager and Secretary of CPC Committee of the Marketing Branch of PetroChina; in June 2009, he served concurrently as the general manager and Deputy Secretary of CPC Committee of the Marketing Branch of PetroChina; in July 2013, he was appointed as Member of the Leading Party Member Group and the deputy general manager of CNPC and in August 2013, he served concurrently as an executive director and general manager of Daqing Oilfield Company Limited, director of Daqing Petroleum Administration Bureau and Deputy Secretary of CPC Committee of Daqing Oilfield; in May 2014, he served concurrently as a director of PetroChina; in November 2019, he was appointed as Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation; in March 2020, he was concurrently appointed as the Senior Vice President of Sinopec Corp.

Lei Dianwu, aged 57, Senior Vice President of Sinopec Corp. Mr. Lei is a Professor level Senior Engineer with a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director General of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd. in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President of Yangzi Petrochemical Co., Ltd. in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in March 2009, he was appointed as Assistant to President of China Petrochemical Corporation; in May 2009, he was appointed as Vice President of Sinopec Corp.; in August 2013, he was appointed as the Chief Economist of China Petrochemical Corporation; in October 2015, he was appointed as Secretary to the Board of Directors of China Petrochemical Corporation; in June 2018, he was appointed concurrently as Director General of International Cooperation Department of Sinopec Corp. In October 2018, he was appointed as Senior Vice President of Sinopec Corp.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

Chen Ge, aged 57, Senior Vice President of Sinopec Corp. Mr. Chen is a senior economist with a master degree. In February 2000, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp. In December 2001, he was appointed as Director General of the Board Secretariat of Sinopec Corp. In April 2003, he was appointed as Secretary to the Board of Directors of Sinopec Corp. From April 2005 to August 2013, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp. In July 2010, he was appointed as Assistant to President of China Petrochemical Corporation. From December 2013 to December 2015, he was appointed temporarily as Deputy Secretary-General of Guizhou Provincial People’s Government and a member of the Leading Party Member Group of Guizhou Provincial General Office. In November 2015, he was appointed as Employee’s Representative Director of China Petrochemical Corporation. In December 2017, he was appointed concurrently as Director General of Corporate Reform & Management Dept. of Sinopec Corp. In October 2018, he was appointed as Senior Vice President of Sinopec Corp.

Shou Donghua, aged 50, Chief Financial Officer of Sinopec Corp. Ms. Shou is a professor level senior accountant with a MBA degree. In July 2010, she was appointed as the Chief Financial Officer of Sinopec Zhenhai Refining & Chemical Company; in October 2014, she was appointed as Deputy Director General of Human Resource Department of Sinopec Corp.; in August 2017, she was appointed as the Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Company; in August 2018, she was appointed as the Director General of Finance Department of China Petrochemical Corporation and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited; in December 2019, she was appointed as General Manager of Finance Department of Sinopec Corp. and concurrently served as the Chairman of Sinopec Century Bright Capital Investment Limited.; in January 2020, she was appointed as Chief Financial Officer of Sinopec Corp.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

Zhao Rifeng, aged 57, Vice President of Sinopec Corp. Mr. Zhao is a Professor level Senior Engineer with a master degree. In July 2000, he was appointed as Deputy General Manager of Sinopec Jinling Petrochemical Co., Ltd and Deputy Manager of Sinopec Jinling Company; in October 2004, he was appointed as General Manager of Sinopec Jinling Company; in October 2006, he was appointed as Vice Chairman and General Manager of Sinopec Jinling Petrochemical Co., Ltd; in November 2010, he was appointed as Chairman, General Manger, Deputy Secretary of CPC Committee of Sinopec Jinling Petrochemical Co., Ltd; in August 2013, he was appointed as Director General of Refining Department of Sinopec Corp.; and in December 2017, he was appointed as the Director General of the Marketing Department of China Petrochemical Corporation and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited. In December 2019, he was appointed as the president of the Marketing Department of China Petrochemical Corporation and Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited. In February 2018, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 53, Vice President of Sinopec Corp., Secretary to the Board of Directors. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; since August 2009, He has served as the Deputy Director General of President’s office of Sinopec Corp. In September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; In May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; In June 2018, he was appointed concurrently as Director General of Department of Capital Management and Financial Services of China Petrochemical Corporation. Since July 2018, he was appointed concurrently as Chairman, and Secretary of CPC Committee of Sinopec Capital Co., Ltd.; In December 2019, he was appointed as President of Department of Capital Management and Financial Services of China Petrochemical Corporation. In May 2014, he was appointed as Vice President of Sinopec Corp.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

LIST OF MEMBERS OF THE SENIOR MANAGEMENT

						Equity interests in Sinopec Corp. (as at 31 December)
Name	Gender	Age	Position in Sinopec Corp.	Remuneration paid by Sinopec Corp. in 2019 (RMB 1,000, before tax)	Whether paid by the holding Company	2019	2018
Liu Hongbin	Male	57	Senior Vice President	–	Yes	0	0
Lei Dianwu	Male	57	Senior Vice President	1,592.8	No	0	0
Chen Ge	Male	57	Senior Vice President	1,600.4	No	0	0
Shou Donghua	Female	50	CFO	–	Yes	0	0
Zhao Rifeng	Male	57	Vice President	1,457.5	No	0	0
Huang Wensheng	Male	53	Vice President, Board Secretary	1,497.3	No	0	0

LIST OF FORMER MEMBERS OF THE SENIOR MANAGEMENT

						Equity interests in Sinopec Corp. (as at 31 December)
Name	Gender	Age	Position in Sinopec Corp.	Remuneration paid by Sinopec Corp. in 2019 (RMB 1,000, before tax)	Whether paid by the holding Company	2019	2018
Wang Dehua	Male	53	Former CFO	1,487.0	No	0	0

2	INFORMATION ON APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
On 9 December 2019, Mr. Liu Zhongyun resigned as Executive Director, member of Strategy Committee of the Board and the Senior Vice President of Sinopec Corp. due to change of working arrangement

On 9 December 2019, Mr. Wang Dehua resigned as CFO of Sinopec Corp. due to change of working arrangement. On 13 January 2020, Ms. Shou Donghua was appointed as CFO of Sinopec Corp.

On 19 January 2020, Mr. Dai Houliang resigned as Chairman of the Board, Non-executive Director and Chairman of each of the Strategy Committee, Nomination Committee and Social Responsibility Management Committee of the Board of Sinopec Corp. due to change of working arrangement.

On 24 March 2020, Mr. Li Yunpeng resigned as Non-executive Director and member of Remuneration and Appraisal Committee of Sinopec Corp.

On 25 March 2020, Mr. Zhang Yuzhuo was appointed as Chairman of the Board, Non-executive Director and Chairman of each of the Strategy Committee, Nomination Committee and Social Responsibility Management Committee of the Board of Sinopec Corp.

On 25 March 2020, Mr. Liu Hongbin was appointed as Senior Vice President of Sinopec Corp.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

3	CHANGE OF SHAREHOLDING OF DIRECTORS, SUPERVISORS, AND THE SENIOR MANAGEMENT
There is no change in shareholdings of the Company by Directors, Supervisors and other senior managements during the reporting period.

4	CONTRACTUAL INTERESTS OF DIRECTORS AND SUPERVISORS
As of 31 December 2019 or any time during the reporting period, there is no Director or Supervisor of the Company entered into any agreement with any of Sinopec Corp., its controlling shareholder, any subsidiary or related subsidiary which shall significantly benefit such Director or Supervisor.

5	REMUNERATION OF DIRECTORS, SUPERVISORS, AND THE SENIOR MANAGEMENT
During this reporting period, there is a total of 15 directors, supervisors and other senior management received remuneration from Sinopec Corp. with a total amount of RMB 17.3798 million, including 11 persons’ bonus from 2016 to 2018 of them (does not contain independent directors).

6	THE COMPANY’S EMPLOYEES
As at 31 December 2019, the Company has a total of 402,206 employees. There are a total of 250,175 retired employees to be reimbursed by Sinopec Corp. Sinopec Marketing Co. Limited, principal subsidiary of Sinopec Corp., has 131,039 employees.

THE BREAKDOWN ACCORDING TO THE MEMBERS OF EACH OPERATION SEGMENT AS FOLLOWS:

EMPLOYEES’ PROFESSIONAL STRUCTURE AS FOLLOWS:

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES (Continued)

EDUCATIONAL BACKGROUND STRUCTURE FOR EMPLOYEES AS FOLLOWS:

7	CHANGES OF CORE TECHNICAL TEAM OR KEY TECHNICIANS
During the reporting period, there are no significant changes of core technical team or key technicians.

8	EMPLOYEE BENEFITS SCHEME
Details of the Company’s employee benefits scheme are set out in Note 39 of the financial statements prepared under IFRS of this annual report. As at 31 December 2019, the Company has a total of 250,175 retired employees. All of them participated in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

9	REMUNERATION POLICY
Based on a relatively united basic remuneration system, Sinopec Corp. has established its remuneration distribution system based on the value of positions, performance & contribution, with an aim to improve employee capabilities, and constantly improve employee performance evaluation and incentive & discipline mechanisms.

10	TRAINING PROGRAMS
In 2019, the Company continuously improved the management training system. With an arm to cultivate a team with ‘firm political stance, strong will and highly skilled’, the Company launched training courses for 145 leaders, middle-youth-age cadres and young cadres. Centring on enterprise development strategy and key work of the year, the Company organised training programs at headquarters level which were attended by 3,700 Key employees. To highlight high-end guidance and demonstration drive, the Company held strategic expert innovation leading project, senior expert integration innovation project, scientific research team leader innovation and development project, and realised the breakthrough in “top” talent training mode. To enhance the management of transnational operation, finance, taxation, law marketing and trading, the company organised a series of training programs covering 780 overseas managers. In addition, the Company focused on the inheritance of craftsman spirit and skills, and continuously enhanced the training of famous craftsmen, chief technicians and top skilled personnel.

PRINCIPAL WHOLLY-OWNED AND CONTROLLED SUBSIDIARIES

On 31 December, 2019, details of the principal wholly-owned and controlled subsidiaries of the Company were as follows:

Name of Company	Registered Capital RMB million	Percentage of shares held by Sinopec Corp. (%)	Total Assets RMB million	Net Assets RMB million	Net Profit/(Net Loss) RMB million	Principal Activities
Sinopec International Petroleum Exploration and Production Limited	8,000	100	32,385	14,977	2,831	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Great Wall Energy & Chemical Company Limited	22,761	100	33,061	14,219	(795)	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	15,651	100	30,763	19,985	1,609	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Pipeline Storage & Transportation Company Limited	12,000	100	43,756	21,767	2,525	Pipeline storage and transportation of crude oil
Sinopec Yizheng Chemical Fibre Limited Liability Company	4,000	100	8,372	5,468	4	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	3,374	100	9,219	4,091	478	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	1,595	100	4,226	519	29	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	1,000	100	17,019	3,460	787	Marketing and distribution of petrochemical products
China International United Petroleum and Chemical Company Limited	5,000	100	153,897	32,415	3,129	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited	USD 1,662 million	100	20,985	12,552	(139)	Overseas investment holding
Sinopec Catalyst Company Limited	1,500	100	10,417	5,129	763	Production and sale of catalyst products
China Petrochemical International Company Limited	1,400	100	19,468	4,279	136	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	5,294	98.98	18,063	13,020	1,362	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	5,000	85	18,951	10,285	1,070	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	9,628	75	30,426	17,914	1,961	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Marketing Co., Limited	28,403	70.42	469,622	218,784	22,984	Marketing and distribution of refined petroleum products
Sinopec Shanghai SECCO Petrochemical Company Limited	7,801	67.60	23,331	18,508	3,137	Production and sale of petrochemical products
Sinopec-SK(Wuhan) Petrochemical Company Limited	7,193	59	26,904	11,860	664	Production, sale, research and development of petroleum, petrochemical, ethylene and downstream by-products
Sinopec Kantons Holdings Limited	HKD 248 million	60.33	14,061	10,942	1,131	Oil jetty and nature gas pipeline
Sinopec Shanghai Gaoqiao Petroleum and Chemical Limited	10,000	55	37,744	17,791	2,452	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited	10,824	50.44	45,636	30,016	2,225	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited	8,140	50	13,346	11,854	477	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Note 1:	All above subsidiaries except Fujian Petrochemical Company Limited are audited by PricewaterhouseCoopers Zhong Tian LLP or PricewaterhouseCoopers in 2019. KPMG Huazhen LLP served the exception.

Note 2:
The above indicated total assets and net profit has been prepared in accordance with CASs. Except for Sinopec Kantons Holdings Limited and Sinopec Overseas Investment Holdings Ltd, which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above wholly-owned and non-wholly-owned subsidiaries are incorporated in the PRC. All of the above wholly-owned and controlling subsidiaries are limited liability companies except for Sinopec Shanghai Petrochemical Company Limited, Sinopec Marketing Co., Limited and Sinopec Kantons Holdings Limited. The Board of Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those which have material impact on the results or assets of Sinopec Corp. are set out above.

REPORT OF THE PRC AUDITOR

PwC ZT Shen Zi (2020) No. 10001

To the Shareholders of China Petroleum & Chemical Corporation,

OPINION

What we have audited

We have audited the accompanying financial statements China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise:

•	the consolidated and company balance sheets as at 31 December 2019;

•	the consolidated and company income statements for the year then ended;

•	the consolidated and company cash flow statements for the year then ended;

•	the consolidated and company statements of changes in shareholders’ equity for the year then ended; and

•	notes to the financial statements.

Our opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of Sinopec Corp. as at 31 December 2019, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises (“CASs”).

BASIS FOR OPINION

We conducted our audit in accordance with China Standards on Auditing (“CSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of Sinopec Corp. in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public
Accountants (“CICPA Code”), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

REPORT OF THE PRC AUDITOR (Continued)

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter identified in our audit is “Recoverability of the carrying amount of fixed assets relating to oil and gas producing activities”.

Key Audit Matter

Recoverability of the carrying amount of fixed assets relating to oil and gas producing activities

Refer to Note 14 “Fixed assets” and Note 56 “Principal accounting estimates and judgements” to the financial statements.

Low crude oil prices gave rise to possible indication that the carrying amount of fixed assets relating to oil and gas producing activities as at 31 December 2019 might be impaired. The Group has adopted value in use as the respective recoverable amounts of fixed assets relating to oil and gas producing activities, which involved key estimations or assumptions including:

–   Future crude oil prices;
–   Future production profiles;
–   Future cost profiles; and
–   Discount rates.

Because of the significance of the carrying amount of fixed assets relating to oil and gas producing activities as at 31 December 2019, together with the use of significant estimations or assumptions in determining their respective value in use, we had placed our audit emphasis on this matter.

How our audit addressed the Key Audit Matter

In auditing the respective value in use calculations of fixed assets relating to oil and gas producing activities, we performed the following key procedures on the relevant discounted cash flow projections prepared by management:

•	Evaluated and tested the key controls in respect of the preparation of the discounted cash flow projections of fixed assets relating to oil and gas producing activities.

•
Assessed  the  methodology  adopted  in  the  discounted  cash  flow projections, tested mathematical accuracy of the projections, and the completeness, accuracy, and relevance of underlying data used in the projections.

•	Compared estimates of future crude oil prices adopted by the Group against a range of published crude oil price forecasts.

•
Compared  the  future  production  profiles against  the  oil  and  gas reserve estimation report approved by the management. Evaluated the competence, capability and objectivity of the management’s experts engaged in estimating the oil and gas reserves. Assessed key estimations or assumptions used in the reserve estimation, by reference to historical data, management plans and/or relevant external data.

•	Compared the future cost profiles against historical costs and relevant budgets of the Group.

•	Tested selected other key data inputs, such as natural gas prices and production profiles in the projections by reference to historical data and/or relevant budgets of the Group.

•	Used professionals with specialized skill and knowledge to assist in the evaluation of the appropriateness of discount rates adopted by the management.

•	Evaluated the sensitivity analyses prepared by the Group, and assessed the potential impacts of a range of possible outcomes.

Based on our work, we found the key assumptions and input data adopted were supported by the evidence we obtained.

REPORT OF THE PRC AUDITOR (Continued)

OTHER INFORMATION

Management of Sinopec Corp. is responsible for the other information. The other information comprises all of the information included in 2019 annual report of Sinopec Corp. other than the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE FINANCIAL STATEMENTS

Management of Sinopec Corp. is responsible for the preparation and fair presentation of these financial statements in accordance with the CASs, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these financial statements, management is responsible for assessing Sinopec Corp.’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intend to liquidate Sinopec Corp. or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing Sinopec Corp.’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether these financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on Sinopec Corp.’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in these financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause Sinopec Corp. to cease to continue as a going concern.

•
Evaluate the overall presentation (including the disclosures), structure and content of the financial statements, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Sinopec Corp. to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

REPORT OF THE PRC AUDITOR (Continued)

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS (Cont’d)

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA Zhao Jianrong
Shanghai, the People’s Republic of China	(Engagement Partner)

27 March 2020	Signing CPA Gao Peng

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES CONSOLIDATED BALANCE SHEET
As at 31 December 2019

	Notes	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Assets
Current assets
Cash at bank and on hand	5	127,927	167,015
Financial assets held for trading	6	3,319	25,732
Derivative financial assets	7	837	7,887
Bills receivable		–	7,886
Accounts receivable	8	54,865	56,993
Receivables financing	9	8,622	–
Prepayments	10	5,066	5,937
Other receivables	11	24,109	25,312
Inventories	12	192,442	184,584
Other current assets		28,669	22,774
Total current assets		445,856	504,120
Non-current assets
Long-term equity investments	13	152,204	145,721
Other equity instrument investments		1,521	1,450
Fixed assets	14	622,423	617,812
Construction in progress	15	173,482	136,963
Right-of-use assets	16	198,051	—
Intangible assets	17	108,956	103,855
Goodwill	18	8,697	8,676
Long-term deferred expenses	19	8,930	15,659
Deferred tax assets	20	17,616	21,694
Other non-current assets	21	17,335	36,358
Total non-current assets		1,309,215	1,088,188
Total assets		1,755,071	1,592,308
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	23	31,196	44,692
Derivative financial liabilities	7	2,729	13,571
Bills payable	24	11,834	6,416
Accounts payable	25	187,958	186,341
Contract liabilities	26	126,735	124,793
Employee benefits payable	27	4,769	7,312
Taxes payable	28	69,339	87,060
Other payables	29	72,324	77,463
Non-current liabilities due within one year	30	69,490	17,450
Total current liabilities		576,374	565,098
Non-current liabilities
Long-term loans	31	39,625	61,576
Debentures payable	32	19,157	31,951
Lease liabilities	33	177,674	—
Provisions	34	43,163	42,800
Deferred tax liabilities	20	6,809	5,948
Other non-current liabilities	35	15,364	27,276
Total non-current liabilities		301,792	169,551
Total liabilities		878,166	734,649
Shareholders’ equity
Share capital	36	121,071	121,071
Capital reserve	37	122,127	119,192
Other comprehensive income	38	(321)	(6,774)
Specific reserve		1,741	1,706
Surplus reserves	39	207,423	203,678
Retained earnings		287,128	279,482
Total equity attributable to shareholders of the Company		739,169	718,355
Minority interests		137,736	139,304
Total shareholders’ equity		876,905	857,659
These financial statements have been approved for issue by the board of directors on 27 March 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

The accompanying notes form part of these financial statements.

BALANCE SHEET
As at 31 December 2019

	Notes	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Assets
Current assets
Cash at bank and on hand		54,072	82,879
Financial assets held for trading		–	22,500
Derivative financial assets		940	–
Bills receivable		–	156
Accounts receivable	8	21,544	29,989
Receivables financing		207	–
Prepayments	10	2,665	2,488
Other receivables	11	78,872	57,432
Inventories		49,116	45,825
Other current assets		25,149	15,835
Total current assets		232,565	257,104
Non-current assets
Long-term equity investments	13	304,687	289,207
Other equity instrument investments		395	395
Fixed assets	14	291,547	302,082
Construction in progress	15	60,493	51,598
Right-of-use assets	16	112,832	—
Intangible assets		8,809	8,571
Long-term deferred expenses		2,630	2,480
Deferred tax assets		7,315	11,021
Other non-current assets		2,490	9,145
Total non-current assets		791,198	674,499
Total assets		1,023,763	931,603
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		19,919	3,961
Derivative financial liabilities		157	967
Bills payable		4,766	2,075
Accounts payable		75,352	82,343
Contract liabilities		5,112	4,230
Employee benefits payable		1,214	4,294
Taxes payable		43,025	54,764
Other payables		118,064	119,514
Non-current liabilities due within one year		59,596	16,729
Total current liabilities		327,205	288,877
Non-current liabilities
Long-term loans		12,680	48,104
Debentures payable		7,000	20,000
Lease liabilities		107,783	—
Provisions		34,514	33,094
Other non-current liabilities		4,471	4,332
Total non-current liabilities		166,448	105,530
Total liabilities		493,653	394,407
Shareholders’ equity
Share capital		121,071	121,071
Capital reserve		68,841	68,795
Other comprehensive income		1,181	(485)
Specific reserve		949	989
Surplus reserves		207,423	203,678
Retained earnings		130,645	143,148
Total shareholders’ equity
Total liabilities and shareholders’ equity		530,110	537,196

These financial statements have been approved for issue by the board of directors on 27 March 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2019

	Notes	2019 RMB million	2018 RMB million
Operating income	40	2,966,193	2,891,179
Less: Operating costs	40/43	2,488,852	2,401,012
Taxes and surcharges	41	242,535	246,498
Selling and distribution expenses	43	63,516	59,396
General and administrative expenses	43	62,112	73,390
Research and development expenses	43/44	9,395	7,956
Financial expenses	42	9,967	(1,001)
Exploration expenses, including dry holes	43/45	10,510	10,744
Add: Other income	46	5,973	6,694
Investment income	47	12,628	11,428
(Losses)/gains from changes in fair value	48	(3,511)	2,656
Credit impairment losses		(1,264)	(141)
Impairment losses	49	(1,789)	(11,605)
Asset disposal losses		(1,318)	(742)
Operating profit		90,025	101,474
Add: Non-operating income	50	2,598	2,070
Less: Non-operating expenses	51	2,607	3,042
Profit before taxation		90,016	100,502
Less: Income tax expense	52	17,894	20,213
Net profit		72,122	80,289
Classification by going concern:
Continuous operating net profit		72,122	80,289
Termination of net profit		–	–
Classification by ownership:
Equity shareholders of the Company		57,591	63,089
Minority interests		14,531	17,200
Basic earnings per share	63	0.476	0.521
Diluted earnings per share	63	0.476	0.521
Other comprehensive income	38
Items that may not be reclassified subsequently to profit or loss
Changes in fair value of other equity instrument investments		(31)	(53)
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method		(810)	(229)
Cash flow hedges		4,941	(9,741)
Foreign currency translation differences		1,480	3,399
Total other comprehensive income		5,580	(6,624)
Total comprehensive income		77,702	73,665
Attributable to:
Equity shareholders of the Company		63,006	55,471
Minority interests		14,696	18,194

These financial statements have been approved for issue by the board of directors on 27 March 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

The accompanying notes form part of these financial statements.

INCOME STATEMENT
For the year ended 31 December 2019

	Notes	2019 RMB million	2018 RMB million
Operating income	40	1,021,272	1,058,493
Less: Operating costs	40	799,566	812,355
Taxes and surcharges		161,820	168,905
Selling and distribution expenses		3,420	3,078
General and administrative expenses		28,302	36,169
Research and development expenses		8,597	7,453
Financial expenses		7,628	1,029
Exploration expenses, including dry holes		9,417	9,796
Add: Other income		3,497	2,777
Investment income	47	28,062	28,336
Losses from changes in fair value		(278)	(20)
Credit impairment losses		132	(42)
Impairment losses		(534)	(6,766)
Asset disposal gains		6,407	12
Operating profit		39,808	44,005
Add: Non-operating income		665	599
Less: Non-operating expenses		1,135	1,687
Profit before taxation		39,338	42,917
Less: Income tax expense		1,886	2,960
Net profit		37,452	39,957
Classification by going concern:
Continuous operating net profit		37,452	39,957
Termination of net profit		–	–
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method		201	(64)
Cash flow hedges		1,384	(617)
Total other comprehensive income
Total comprehensive income		1,585	(681)

These financial statements have been approved for issue by the board of directors on 27 March 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2019

	Notes	2019 RMB million	2018 RMB million
Cash flows from operating activities:
Refund of taxes and levies		2,027	1,681
Other cash received relating to operating activities		98,327	90,625
Sub-total of cash inflows		3,275,216	3,281,310
Cash paid for goods and services		(2,598,630)	(2,565,392)
Cash paid to and for employees		(83,082)	(77,048)
Payments of taxes and levies		(315,668)	(329,387)
Other cash paid relating to operating activities		(124,416)	(133,615)
Sub-total of cash outflows
Net cash flow from operating activities		(3,121,796)	(3,105,442)
Cash flows from investing activities:
Cash received from disposal of investments		35,996	56,546
Cash received from returns on investments		10,272	10,720
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		703	9,666
Other cash received relating to investing activities		97,804	87,696
Net cash received from disposal of subsidiaries and other business entities		–	11
Sub-total of cash inflows		144,775	164,639
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(141,142)	(103,014)
Cash paid for acquisition of investments		(16,334)	(39,666)
Other cash paid relating to investing activities		(106,731)	(85,193)
Net cash paid for the acquisition of subsidiaries and other business entities		(1,031)	(3,188)
Sub-total of cash outflows
Net cash flow from investing activities		(265,238)	(231,061)
Cash flows from financing activities:
Cash received from capital contributions		3,919	1,886
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		3,919	1,886
Cash received from borrowings		599,866	746,655
Other cash received relating to financing activities		320	190
Sub-total of cash inflows		604,105	748,731
Cash repayments of borrowings		(612,108)	(772,072)
Cash paid for dividends, profits distribution or interest		(59,523)	(87,483)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(7,354)	(13,700)
Other cash paid relating to financing activities	54(d)	(17,187)	(436)
Sub-total of cash outflows
Net cash flow from financing activities		(688,818)	(859,991)
Effects of changes in foreign exchange rate		147	518

These financial statements have been approved for issue by the board of directors on 27 March 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT
For the year ended 31 December 2019

	Notes	2019 RMB million	2018 RMB million
Cash flows from operating activities:
Refund of taxes and levies		1,769	1,481
Other cash received relating to operating activities		6,239	19,380
Sub-total of cash inflows		1,170,878	1,249,677
Cash paid for goods and services		(842,996)	(867,259)
Cash paid to and for employees		(45,524)	(41,770)
Payments of taxes and levies		(209,863)	(206,305)
Other cash paid relating to operating activities		(18,719)	(26,211)
Sub-total of cash outflows
Net cash flow from operating activities		(1,117,102)	(1,141,545)
Cash flows from investing activities:
Cash received from disposal of investments		23,584	65,930
Cash received from returns on investments		31,385	43,693
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		690	2,838
Other cash received relating to investing activities		42,037	28,724
Sub-total of cash inflows		97,696	141,185
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(64,100)	(54,792)
Cash paid for acquisition of investments		(16,884)	(40,169)
Other cash paid relating to investing activities		(53,138)	(28,759)
Sub-total of cash outflows		(134,122)	(123,720)
Net cash flow from investing activities		(36,426)	17,465
Cash flows from financing activities:
Cash received from borrowings		109,579	109,915
Other cash received relating to financing activities		91,865	–
Sub-total of cash inflows		201,444	109,915
Cash repayments of borrowings		(106,920)	(176,757)
Cash paid for dividends or interest		(50,230)	(71,944)
Other cash paid relating to financing activities		(104,780)	–
Sub-total of cash outflows		(261,930)	(248,701)
Net cash flow from financing activities		(60,486)	(138,786
Net decrease in cash and cash equivalents		(43,136)

These financial statements have been approved for issue by the board of directors on 27 March 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2019

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity attributable to equity shareholders of the Company RMB million	Minority interests RMB million	Total shareholders’ equity RMB million
Balance at 31 December 2017	121,071	119,557	(4,413)	888	199,682	290,459	727,244	126,826	854,070
Change in accounting policy	–	–	(12)	–	–	12	–	–	–
Balance at 1 January 2018	121,071	119,557	(4,425)	888	199,682	290,471	727,244	126,826	854,070
Change for the year
1. Net profit	–	–	–	–	–	63,089	63,089	17,200	80,289
2. Other comprehensive income (Note 38)	–	–	(7,618)	–	–	–	(7,618)	994	(6,624)
Total comprehensive income	–	–	(7,618)	–	–	63,089	55,471	18,194	73,665
Amounts transferred to initial carrying amount of hedged items	–	–	5,269	–	–	–	5,269	–	5,269
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriations for surplus reserves	–	–	–	–	3,996	(3,996)	–	–	–
– Distributions to shareholders (Note 53)	–	–	–	–	–	(67,799)	(67,799)	–	(67,799)
4. Contributions to subsidiaries from minority interests	–	–	–	–	–	–	–	2,060	2,060
5. Transaction with minority interests	–	(12)	–	–	–	–	(12)	(299)	(311)
6. Distributions to minority interests	–	–	–	–	–	–	–	(7,476)	(7,476)
Total transactions with owners, recorded directly in shareholders’ equity	–	(12)	–	–	3,996	(71,795)	(67,811)	(5,715)	(73,526)
7. Net increase in specific reserve for the year	–	–	–	818	–	–	818	91	909
8. Others	–	(353)	–	–	–	(2,283)	(2,636)	(92)	(2,728
Balance at 31 December 2018	121,071	119,192	(6,774)	1,706	203,678	279,482	718,355	139,304	857,659
Balance at 1 January 2019	121,071	119,192	(6,774)	1,706	203,678	279,482	718,355	139,304	857,659
Change for the year
1. Net profit	–	–	–	–	–	57,591	57,591	14,531	72,122
2. Other comprehensive income (Note 38)	–	–	5,415	–	–	–	5,415	165	5,580
Total comprehensive income	–	–	5,415	–	–	57,591	63,006	14,696	77,702
Amounts transferred to initial carrying amount of hedged items	–	–	1,038	–	–	–	1,038	55	1,093
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriations for surplus reserves	–	–	–	–	3,745	(3,745)	–	–	–
– Distributions to shareholders (Note 53)	–	–	–	–	–	(46,008)	(46,008)	–	(46,008)
4. Contributions to subsidiaries from minority interests	–	–	–	–	–	–	–	5,495	5,495
5. Transaction with minority interests	–	2,933	–	–	–	–	2,933	(2,933)	–
6. Distributions to minority interests	–	–	–	–	–	–	–	(18,989)	(18,989)
Total transactions with owners, recorded directly in shareholders’ equity	–	2,933	–	–	3,745	(49,753)	(43,075)	(16,427)	(59,502)
7. Net increase in specific reserve for the year	–	–	–	35	–	–	35	34	69
8. Others	–	2	–	–	–	(192)	(190)	74	(116)
Balance at 31 December 2019	121,071	122,127	(321)	1,741	207,423	287,128	739,169	137,736	876,905

These financial statements have been approved for issue by the board of directors on 27 March 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2019

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity RMB million
Balance at 31 December 2017	121,071	68,789	196	482	199,682	177,049	567,269
Change in accounting policy	–	–	–	–	–	–	–
Balance at 1 January 2018	121,071	68,789	196	482	199,682	177,049	567,269
Change for the year
1. Net profit	–	–	–	–	–	39,957	39,957
2. Other comprehensive income	–	–	(681)	–	–	–	(681)
Total comprehensive income	–	–	(681)	–	–	39,957	39,276
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
－Appropriations for surplus reserves	–	–	–	–	3,996	(3,996)	–
－Distributions to shareholders (Note 53)	–	–	–	–	–	(67,799)	(67,799)
Total transactions with owners, recorded directly in shareholders’ equity	–	–	–	–	3,996	(71,795)	(67,799)
4. Net increase in specific reserve for the year	–	–	–	507	–	–	507
5. Others	–	6	–	–	–	(2,063)	(2,057)
Balance at 31 December 2018	121,071	68,795	(485)	989	203,678	143,148	537,196
Balance at 1 January 2019	121,071	68,795	(485)	989	203,678	143,148	537,196
Change for the year
1. Net profit	–	–	–	–	–	37,452	37,452
2. Other comprehensive income	–	–	1,585	–	–	–	1,585
Total comprehensive income	–	–	1,585	–	–	37,452	39,037
Amounts transferred to initial carrying amount of hedged items	–	–	81	–	–	–	81
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
－Appropriations for surplus reserves	–	–	–	–	3,745	(3,745)	–
－Distributions to shareholders (Note 53)	–	–	–	–	–	(46,008)	(46,008)
Total transactions with owners, recorded directly in shareholders’ equity	–	–	–	–	3,745	(49,753)	(46,008)
4. Net increase in specific reserve for the year	–	–	–	(40)	–	–	(40)
5. Others	–	46	–	–	–	(202)	(156)
Balance at 31 December 2019 121,071		68,841	1,181	949	207,423	130,645	530,110

These financial statements have been approved for issue by the board of directors on 27 March 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2019

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company. The company is registered in Beijing, the People’s Republic of China, and the headquarter is located in Beijing, the People’s Republic of China. The approval date of the financial report is 27 March 2020.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation, which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1) the exploration, development and production of crude oil and natural gas;

(2) the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3) the production and sale of chemical.

Details of the Company’s principal subsidiaries are set out in Note 57, and there are no significant changes related to the consolidation scope in the current year.

2	BASIS OF PREPARATION

(1)	Statement of compliance of China Accounting Standards for Business Enterprises (“CASs”)
The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards, specific standards and relevant regulations (hereafter referred as CASs collectively) issued by the MOF on or after 15 February 2006. These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No. 15: General Requirements for Financial Reports” issued by the China Securities Regulatory Commission (“CSRC”). These financial statements present truly and completely the consolidated and company financial position as at 31 December 2019, and the consolidated and company financial performance and the consolidated and company cash flows for the year ended 31 December 2019.

These financial statements are prepared on a basis of going concern.

(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

–   Financial assets held for trading (see Note 3(11))

–   Other equity instrument investments (see Note 3(11))

–   Derivative financial instruments (see Note 3(11))

–   Receivables financing (see Note 3(11))

(4)	Functional currency and presentation currency
The functional currency of the Company’s and most of its subsidiaries are Renminbi. The Company and its subsidiaries determine their functional currency according to the main economic environment in where they operate. The Group’s consolidated financial statements are presented in Renminbi. Some of subsidiaries use other currency as the functional currency. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

3	SIGNIFICANT ACCOUNTING POLICIES

The Group determines specific accounting policies and accounting estimates based on the characteristics of production and operational activities, mainly reflected in the accounting for allowance for financial assets (Note 3(11)), valuation of inventories (Note 3(4)), depreciation of fixed assets and depletion of oil and gas properties (Note 3(7), (8)), measurement of provisions (Note 3(16)), etc.

Principal accounting estimates and judgements of the Group are set out in Note 56.

(1)	Accounting treatment of business combination involving entities under common control and not under common control

(a)	Business combination involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control
A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(10)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the year. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(c)	Method for preparation of consolidated financial statements
The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control means an entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the year. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c)	Method for preparation of consolidated financial statements (Continued)
Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the Group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost. Other comprehensive income related to the equity investment of the original subsidiary shall be converted into the current investment income in the event of loss of control.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra- group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The unrealised profit or loss arising from the sale of assets by the Company to its subsidiaries is eliminated in full against the net profit attributed to shareholders; the unrealised profit or loss from the sale of assets by subsidiaries to the Company is eliminated according to the distribution ratio between shareholders of the parent company and minority interests. For sale of assets that occurred between subsidiaries, the unrealised gains and losses is eliminated according to the distribution ratio for its subsidiaries seller between net profit attributable to shareholders of the parent company and minority interests.

(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non- monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as other comprehensive income, if it is classified as other equity instrument investments; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented as other comprehensive income in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

(3)	Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(4)	Inventories
Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is mainly calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(4)	Inventories (Continued)
Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

(b)	Investment in joint ventures and associates
A joint venture is an incorporated entity over which the Group, based on legal form, contractual terms and other facts and circumstances, has joint control with the other parties to the joint venture and rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the Group and the parties sharing control.

An associate is the investee that the Group has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally considers the following circumstances in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

An investment in a joint ventures or an associate is accounted for using the equity method, unless the investment is classified as held for sale.

The initial cost of investment in joint ventures and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash. Under the circumstances that the long-term investment is obtained through non-monetary asset exchange, the initial cost of the investment is stated at the fair value of the assets exchanged if the transaction has commercial substance, the difference between the fair value of the assets exchanged and its carrying amount is charged to profit or loss; or stated at the carrying amount of the assets exchanged if the transaction lacks commercial substance.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments (Continued)

(b)	Investment in joint ventures and associates (Continued)
After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses and other comprehensive income as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the associates or joint ventures. Unrealised losses resulting from transactions between the Group and its associates or joint ventures are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the joint venture is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has incurred obligations for additional losses and the conditions on recognition of provision are satisfied in accordance with the accounting standard on contingencies, the Group continues recognising the investment losses and the provision. Where net profits are subsequently made by the associate or joint venture, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses and other comprehensive income, and recognises the corresponding adjustment in capital reserve.

(c)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and joint ventures are stated in Note 3(12).

(6)	Leases
A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

(a)	As Lessee
The Group recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the Group exercising that option, etc. Variable payments that are based on a percentage of sales are not included in the lease payments, and should be recognised in profit or loss when incurred. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in non- current liabilities due within one year.

Right-of-use assets of the Group mainly comprise land. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Group depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Payments associated with short-term leases with lease terms within 12 months and leases for which the underlying assets are individually of low value when it is new are recognised on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

(b)	As Lessor
A lease that transfers substantially all the risks and rewards incidental to ownership of an asset is a finance lease. An operating lease is a lease other than a finance lease.

When the Group leases self-owned plants and buildings, equipment and machinery, lease income from an operating lease is recognised on a straight-line basis over the period of the lease. The Group recognises variable lease income which is based on a certain percentage of sales as rental income when occurred.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(7)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

Estimated useful life		Estimated rate of residual value
Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(8)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

The acquisition cost of mineral interest is capitalised as oil and gas properties. Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(9)	Intangible assets
Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(10)	Goodwill
The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(11)	Financial Instruments
Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Group recognises a financial asset or a financial liability when the Group enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(i)	Classification and measurement
The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognised amount. However, accounts receivable or bills receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Group.

Debt instruments
The debt instruments held by the Group refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer, and are measured in the following ways:

–	Measured at amortised cost:

The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method. The financial assets include cash at bank and on hand and receivables.

–	Measured at fair value through other comprehensive income:

The business model for managing such financial assets by the Group are held for collection of contractual cash flows and for selling the financial assets, the contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, foreign exchange gains and losses and interest income calculated using the effective interest rate method, which are recognised in profit or loss. The financial assets include receivables financing.

Equity instruments
Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented as financial assets held for trading.

In addition, the Group designates some equity instruments that are not held for trading as financial assets at fair value through other comprehensive income, and presented in other equity instrument investments. The relevant dividends of these financial assets are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income is transferred to retained earnings.

(ii)	Impairment
The Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost and receivables financing measured at fair value through other comprehensive income.

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

The Group measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Group measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(a)	Financial assets (Continued)

(ii)	Impairment (Continued)
For financial instruments that have low credit risk at the balance sheet date, the Group assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

For financial instruments on the first stage and the second stage, and that have low credit risk, the Group calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

For accounts receivable, bills receivable and receivables financing related to revenue, the Group measures the loss allowance at an amount equal to lifetime expected credit losses.

The Group recognises the loss allowance accrued or written back in profit or loss.

(iii)	Derecognition
The Group derecognises a financial asset when a) the contractual right to receive cash flows from the financial asset expires; b) the Group transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial assets have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Group has not retained control.

On derecognition of other equity instrument investments, the difference between the carrying amounts and the sum of the consideration received and any cumulative gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

(b)	Financial liabilities
The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

The Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including bills payable, accounts payable, other payables, loans and debentures payable, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Group derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(c)	Determination of fair value
If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

(d)	Derivative financial instruments and hedge accounting
Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in cash flows are expected to offset changes in the cash flows of the hedged item.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(d)	Derivative financial instruments and hedge accounting (Continued)
The hedging relationship meets all of the following hedge effectiveness requirements:

(1)	There is an economic relationship between the hedged item and the hedging instrument, which share a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(2)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(3)
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation shall not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

–	Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the hedging relationship shall be accounted for as follows:

–	The cumulative gain or loss on the hedging instrument from inception of the hedge;

–	The cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income. The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.
If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity shall remove that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income.

For cash flow hedges, other than those covered by the preceding two policy statements, that amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassify the amount that is not expected to be recovered into profit or loss.

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges.

(12)	Impairment of other non-financial long-term assets
Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, right-of-use assets, goodwill, intangible assets and investments in subsidiaries, associates and joint ventures may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(12)	Impairment of other non-financial long-term assets (Continued)
The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

(14)	Employee benefits
Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation
Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work- related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the short term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and non- monetary benefits are valued with the fair value.

(b)	Post-employment benefits
The Group classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Group only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post- employment benefits other than DC plan. In this reporting period, the post-employment benefits of the Group primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Group participate in the social insurance system established and managed by local labor and social security department. The Group makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

(c)	Termination benefits
When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

(15)	Income tax
Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases. Unused tax losses and unused tax credits able to be utilised in subsequent years are treated as temporary differences. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(15)	Income tax (Continued)
At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

–	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

–	they relate to income taxes levied by the same tax authority on either:

–   the same taxable entity; or

–   different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(16)	Provisions
Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

(17)	Revenue recognition
Revenue arises in the course of the Group’s ordinary activities, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Group sells crude oil, natural gas, petroleum and chemical products, etc. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant goods or services. To determine whether a customer obtains control of a promised asset, the Group shall consider indicators of the transfer of control, which include, but are not limited to, the Group has a present right to payment for the asset; the Group has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; the customer has accepted the asset.

Sales of goods

Sales are recognised when control of the goods have transferred, being when the products are delivered to the customer. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognised as revenues when a customer obtains control over the relevant goods.

(18)	Government grants
Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred. Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(22)	Research and development costs
Research costs and development costs that cannot meet the capitalisation criteria are recognised in profit or loss when incurred.

(23)	Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

(24)	Related parties
If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties, except for the two parties significantly influenced by a party. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a)	the holding company of the Company;

(b)	the subsidiaries of the Company;

(c)	the parties that are subject to common control with the Company;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f)	joint ventures of the Group, including subsidiaries of the joint ventures;

(g)	associates of the Group, including subsidiaries of the associates;

(h)	principle individual investors of the Group and close family members of such individuals;

(i)	key management personnel of the Group, and close family members of such individuals;

(j)	key management personnel of the Company’s holding company;

(k)	close family members of key management personnel of the Company’s holding company; and

(l)	an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

(25)	Segment reporting
Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

•	engage in business activities from which it may earn revenues and incur expenses;

•	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

•	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(26)	Changes in significant accounting policies
Ministry of Finance (MOF) issued revised “No. 21 Accounting Standards for Business Enterprises – Lease” (“New Lease Standard”) in 2018, then also issued Cai Kuai [2019] No. 6 “Announcement of the revision of general enterprise financial statements format for 2019” and the revised Accounting Standards for Business Enterprises No. 7 – Exchange of Non-monetary Assets (hereinafter referred to as “revised standards for exchange of non-monetary assets) and Accounting Standards for Business Enterprises No. 12 – Debt Restructuring (hereinafter referred to as “revised standards for debt restructuring). The Group has adopted the above standards and guidelines to prepare the financial statements of 2019. The revised standards for exchange of non-monetary assets and debt restructuring have no significant impacts on the Group and the Company, the impact of other revises to the Group and the Company’s financial statements is as follows:

(a)	Lease
According to the provisions of new lease standard, the Group and the Company would not reassess the contracts that have already existed prior to the date of initial application. The Group and the Company adjust the cumulative impact of first implementation of the standards into relevant items in the financial statements of 2019, and the comparative financial statements of 2018 have not been restated.

(i)	For operating lease contracts that already exist before the first implementation of the new lease standard, the Group and the Company apply different methods based on the remaining lease period:

If the remaining lease term is more than one year, the Group and the Company recognise the lease liabilities based on the remaining lease payment and the incremental borrowing interest rate on 1 January 2019. Right-of-use assets are measured at the amount equivalent to lease liabilities and adjusted as necessary depending on prepaid rent.

If the remaining lease period is 12 months or less, or leases for which the underlying assets are individually of low value when it is new, the Group and the Company adopt the simplified method that do not recognise the right-of-use assets and lease liabilities, which has no significant impact on the financial statements.

	Affected amount on January 1 2019 (RMB million)
The affected financial statement line item	The Group	The Company
Right-of-use assets	207,455	119,776
Lease liabilities	184,670	112,322
Current portion of non-current liabilities	13,894	7,454
Long-term deferred expenses	(8,125)	–
Prepayments	(766)	–

On 1 January 2019, the Group and the Company use the same discount rate for lease contracts with similar characteristics when measuring lease liabilities. The incremental borrowing interest rates range from 4.35% to 4.90%.

(ii)
On 1 January 2019, the Group reconciled the unpaid minimum operating lease payment that disclosed under the original lease standard to the lease liabilities recognised under the new lease standard as follows:

The Group (RMB million)
The minimum future operating lease payments disclosed on 31 December 2018	352,794
The present value of the above-mentioned minimum operating lease payments discounted at the incremental borrowing rate	200,867
Deduct: Present value of payments with terms of 12 months or less and leases for which the underlying assets are individually of low value when it is new	(2,303)
Lease liabilities recognised on 1 January 2019 (including Non-current liabilities due within one year) (Note 33)	198,564

(b)	The revision of general enterprise financial statements format

(i)	The impact to the Group’s financial statements is as follows:

Contents and reasons of the changes	Item	31 December 2018 RMB million	1 January 2018 RMB million
The Group separately presents bills	Accounts receivable	56,993	68,494
and accounts receivable into bills	Bills receivable	7,886	16,207
receivable and accounts receivable	Bills receivable and accounts receivable	(64,879)	(84,701)
The Group separately presents bills	Accounts payable	186,341	200,073
and accounts payable into bills	Bills payable	6,416	6,462
payable and accounts payable	Bills payable and accounts payable	(192,757)	(206,535)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(26)	Changes in significant accounting policies (Continued)

(b)	The revision of general enterprise financial statements format (Continued)

(ii)	The impact to the Company’s financial statements is as follows:

Contents and reasons of the changes	Item	31 December 2018 RMB million	1 January 2018 RMB million
The Company separately presents bills and	Accounts receivable	29,989	37,609
accounts receivable into bills receivable and	Bills receivable	156	157
accounts receivable	Bills receivable and accounts receivable	(30,145)	(37,766)
The Company separately presents bills	Accounts payable	82,343	83,449
and accounts payable into bills payable	Bills payable	2,075	3,155
and accounts payable	Bills payable and accounts payable	(84,418)	(86,604)

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value-added tax, city construction tax, education surcharge and local education surcharge.

Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	Effective from 13 January 2015 (RMB/Ton)
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20

5	CASH AT BANK AND ON HAND

The Group

	At 31 December 2019			At 31 December 2018
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Cash on hand
Renminbi		14		82
Cash at bank
Renminbi			78,924			102,572
US Dollar	1,889	6.9762	13,174	3,377	6.8632	23,179
Hong Kong Dollar	17	0.8958	15	39	0.8762	35
EUR	1	7.8155	8	1	7.8473	11
Others			85			79
			92,220			125,958
Deposits at related parities
Renminbi			17,684			24,625
US Dollar	2,560	6.9762	17,862	2,389	6.8632	16,374
EUR	14	7.8155	106	4	7.8473	33
Others			55			25
			35,707			41,057
Total			127,927			167,015
Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 31 December 2019, time deposits with financial institutions of the Group amounted to RMB 67,614 million (2018: RMB 55,093 million).

At 31 December 2019, structured deposits included in cash at bank and on hand with financial institutions of the Group amounted to RMB 19,210 million (2018: RMB 77,909 million).

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

6	FINANCIAL ASSETS HELD FOR TRADING

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Structured deposits	3,318	25,550
Equity investments, listed and at quoted market price	1	182
Total	3,319	25,732

The financial assets are primarily the structured deposits with financial institutions, which are presented as current assets since they are expected to be expired within 12 months from the end of the reporting period.

7	DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps contracts. See Note 61.

8	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million
Accounts receivable	56,713	57,599	21,675	30,120
Less: Allowance for doubtful accounts	1,848	606	131	131
Total	54,865	56,993	21,544	29,989

Ageing analysis on accounts receivable is as follows:

	The Group
	At 31 December 2019				At 31 December 2018
	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %
Within one year	55,721	98.2	1,204	2.2	56,431	97.9	–	–
Between one and two years	260	0.5	70	26.9	436	0.8	83	19.0
Between two and three years	129	0.2	65	50.4	289	0.5	165	57.1
Over three years	603	1.1	509	84.4	443	0.8	358	80.8
Total	56,713	100.0	1,848		57,599	100.0	606

	The Company
	At 31 December 2019				At 31 December 2018
	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %	Amount RMB million	Percentage to total accounts receivable %	Allowance RMB million	Percentage of allowance to accounts receivable balance %
Within one year	21,368	98.6	–	–	29,797	98.9	–	–
Between one and two years	105	0.5	17	16.2	125	0.4	15	12.0
Between two and three years	51	0.2	15	29.4	54	0.2	10	18.5
Over three years	151	0.7	99	65.6	144	0.5	106	73.6
Total	21,675	100.0	131		30,120	100.0	131

At 31 December 2019 and 31 December 2018, the total amounts of the top five accounts receivable of the Group are set out below:

	At 31 December	At 31 December
	2019	2018
Total amount (RMB million)	9,878	15,699
Percentage to the total balance of accounts receivable	17.4%	27.3%
Allowance for doubtful accounts	–	–

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from China Petrochemical Corporation (“Sinopec Group Company”) and fellow subsidiaries are repayable under the same terms.

Accounts receivable (net of allowance for doubtful accounts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default. Information about the impairment of accounts receivable and the Group exposure to credit risk can be found in Note 61.

During 2019 and 2018, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During 2019 and 2018, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

9	RECEIVABLES FINANCING

Receivables financing represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 31 December 2019, the Group’s derecognised but outstanding bills due to endorsement or discount amounted to RMB 31,004 million.

At 31 December 2019, the Group considers that its bills of acceptance issued by banks do not pose a significant credit risk and will not cause any significant loss due to the default of drawers.

10	PREPAYMENTS

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million
Prepayments	5,146	5,990	2,671	2,493
Less: Allowance for doubtful accounts	80	53	6	5
Total	5,066	5,937	2,665	2,488

Ageing analysis of prepayments is as follows:

	The Group
	At 31 December 2019				At 31 December 2018
	Amount RMB million	Percentage to total prepayments %	Allowance RMB million	Percentage of allowance to prepayments balance %	Amount RMB million	Percentage to total prepayments %	Allowance RMB million	Percentage of allowance to prepayments balance %
Within one year	4,405	85.6	–	–	5,683	94.9	–	–
Between one and two years	589	11.5	26	4.4	169	2.8	38	22.5
Between two and three years	33	0.6	5	15.2	60	1.0	5	8.3
Over three years	119	2.3	49	41.2	78	1.3	10	12.8
Total	5,146	100.0	80		5,990	100.0	53

	The Company
	At 31 December 2019				At 31 December 2018
	Amount RMB million	Percentage to total prepayments %	Allowance RMB million	Percentage of allowance to prepayments balance %	Amount RMB million	Percentage to total prepayments %	Allowance RMB million	Percentage of allowance to prepayments balance %
Within one year	2,424	90.7	–	–	2,306	92.6	–	–
Between one and two years	123	4.6	1	0.8	70	2.8	1	1.4
Between two and three years	39	1.5	2	5.1	36	1.4	1	2.8
Over three years	85	3.2	3	3.5	81	3.2	3	3.7
Total	2,671	100.0	6		2,493	100.0	5

At 31 December 2019 and 31 December 2018, the total amounts of the top five prepayments of the Group are set out below:

	At 31 December	At 31 December
	2019	2018
Total amount (RMB million)	1,940	2,009
Percentage to the total balance of prepayments	37.7%	33.5%

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

11	OTHER RECEIVABLES

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million
Other receivables	25,565	26,793	79,827	58,549
Less: Allowance for doubtful accounts	1,456	1,481	955	1,117
Total	24,109	25,312	78,872	57,432

Ageing analysis of other receivables is as follows:

	The Group
	At 31 December 2019				At 31 December 2018
	Amount RMB million	Percentage to total other receivables %	Allowance RMB million	Percentage of allowance to other receivables balance %	Amount RMB million	Percentage to total other receivables %	Allowance RMB million	Percentage of allowance to other receivables balance %
Within one year	22,115	86.5	87	0.4	24,301	90.7	–	–
Between one and two years	1,554	6.1	52	3.3	329	1.2	53	16.1
Between two and three years	198	0.8	71	35.9	320	1.2	21	6.6
Over three years	1,698	6.6	1,246	73.4	1,843	6.9	1,407	76.3
Total	25,565	100.0	1,456		26,793	100.0	1,481

	The Company
	At 31 December 2019				At 31 December 2018
	Amount RMB million	Percentage to total other receivables %	Allowance RMB million	Percentage of allowance to other receivables balance %	Amount RMB million	Percentage to total other receivables %	Allowance RMB million	Percentage of allowance to other receivables balance %
Within one year	44,402	55.6	–	–	27,088	46.3	–	–
Between one and two years	13,826	17.3	3	–	13,233	22.6	1	–
Between two and three years	6,933	8.7	1	–	9,747	16.6	–	–
Over three years	14,666	18.4	951	6.5	8,481	14.5	1,116	13.2
Total	79,827	100.0	955		58,549	100.0	1,117

At 31 December 2019 and at 31 December 2018, the total amounts of the top five other receivables of the Group are set out below:

	At 31 December 2019	At 31 December 2018
Total amount (RMB million)	10,561	6,837
Ageing	Within one year	Within one year
Percentage to the total balance of other receivables	41.3%	25.5%
Allowance for doubtful accounts	–	–

During the year ended 31 December 2019 and 2018, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2019 and 2018, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

12	INVENTORIES

The Group

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Raw materials	88,465	85,469
Work in progress	12,615	13,690
Finished goods	91,368	88,929
Spare parts and consumables	2,576	2,872
	195,024	190,960
Less: Provision for diminution in value of inventories	2,582	6,376
Total	192,442	184,584

For the year ended 31 December 2019, the provision for diminution in value of inventories of the Group was primarily due to the costs of finished goods were higher than net realisable value.

13	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in joint ventures RMB million	Investments in associates RMB million	Provision for impairment losses RMB million	Total RMB million
Balance at 1 January 2019	57,134	90,273	(1,686)	145,721
Additions for the year	2,884	1,697	–	4,581
Share of profits less losses under the equity method	4,385	8,392	–	12,777
Change of other comprehensive loss under the equity method	(788)	(22)	–	(810)
Other equity movements under the equity method	101	(8)	–	93
Dividends declared	(6,494)	(3,695)	–	(10,189)
Disposals for the year	(68)	(398)	–	(466)
Foreign currency translation differences	279	267	(27)	519
Other movements	–	(25)	–	(25)
Movement of provision for impairment	–	–	3	3
Balance at 31 December 2019	57,433	96,481	(1,710)	152,204

The Company

	Investments in subsidiaries RMB million	Investments in joint ventures RMB million	Investments in associates RMB million	Provision for impairment losses RMB million	Total RMB million
Balance at 1 January 2019	259,934	16,093	21,163	(7,983)	289,207
Additions for the year	15,272	362	39	–	15,673
Share of profits less losses under the equity method	–	2,069	1,510	–	3,579
Change of other comprehensive income under the equity method	–	–	201	–	201
Other equity movements under the equity method	–	40	1	–	41
Dividends declared	–	(3,034)	(54)	–	(3,088)
Disposals for the year	(986)	–	(44)	–	(1,030)
Movement of provision for impairment	–	–	–	104	104
Balance at 31 December 2019	274,220	15,530	22,816	(7,879)	304,687

For the year ended 31 December 2019, the Group and the Company had no individually significant long-term investment impairment.

Details of the Company’s principal subsidiaries are set out in Note 57.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

13	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal joint ventures and associates of the Group are as follows:

(a)	Principal joint ventures and associates

Name of investees	Principal place of business	Register location	Legal representative	Principal activities	Registered Capital RMB million	Percentage of equity/voting right directly or indirectly held by the Company
1. Joint ventures
Fujian Refining & Petrochemical Company Limited (“FREP”)	PRC	PRC	Gu Yuefeng	Manufacturing refining oil products	14,758	50.00%
BASF-YPC Company Limited (“BASF-YPC”)	PRC	PRC	Hong Jianqiao	Manufacturing and distribution of petrochemical products	12,704	40.00%
Taihu Limited (“Taihu”)	Russia	Cyprus	NA	Crude oil and natural gas extraction	25,000 USD	49.00%
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	Saudi Arabia	Saudi Arabia	NA	Petroleum refining and processing	1,560 million USD	37.50%
Sinopec SABIC Tianjin Petrochemical Company Limited (“Sinopec SABIC Tianjin”)	PRC	PRC	UWAIDH AL HARETHI	Manufacturing and distribution of petrochemical products	9,796	50.00%
2. Associates
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Ltd”)	PRC	PRC	Quan Kai	Operation of natural gas pipelines and auxiliary facilities	200	50.00%
Sinopec Finance Company Limited (“Sinopec Finance”)	PRC	PRC	Zhao Dong	Provision of non-banking financial services	18,000	49.00%
PAO SIBUR Holding (“SIBUR”) (i)	Russia	Russia	NA	Processing natural gas and manufacturing petrochemical products	21,784 million RUB	10.00%
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	PRC	PRC	Peng Yi	Mining coal and manufacturing of coal-chemical products	17,516	38.75%
Caspian Investments Resources Ltd. (“CIR”)	The Republic of Kazakhstan	British Virgin Islands	NA	Crude oil and natural gas extraction	10,000 USD	50.00%

Except that SIBUR is a public joint stock company, other joint ventures and associates above are limited companies.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

13	LONG-TERM EQUITY INVESTMENTS (Continued)

(b)	Major financial information of principal joint ventures
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	At 31 December 2019 RMB million	At 31 December 2018 RMB million	At 31 December 2019 RMB million	At 31 December 2018 RMB million	At 31 December 2019 RMB million	At 31 December 2018 RMB million	At 31 December 2019 RMB million	At 31 December 2018 RMB million	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Current assets
Cash and cash equivalents	5,603	7,388	1,154	1,582	4,485	3,406	733	930	3,242	5,110
Other current assets	11,977	9,248	4,937	5,795	2,336	3,689	11,311	10,267	4,501	4,007
Total current assets	17,580	16,636	6,091	7,377	6,821	7,095	12,044	11,197	7,743	9,117
Non-current assets	17,267	19,271	10,498	11,086	10,453	9,216	50,548	51,873	14,878	13,990
Current liabilities
Current financial liabilities	(1,280)	(1,200)	(237)	(725)	(57)	(59)	(7,445)	(4,806)	(500)	(500)
Other current liabilities	(7,090)	(4,939)	(1,808)	(1,822)	(1,815)	(2,124)	(12,504)	(12,217)	(2,896)	(2,507)
Total current liabilities	(8,370)	(6,139)	(2,045)	(2,547)	(1,872)	(2,183)	(19,949)	(17,023)	(3,396)	(3,007)
Non-current liabilities
Non-current financial liabilities	(11,185)	(12,454)	–	(218)	(125)	(72)	(29,445)	(32,364)	(4,592)	(3,651)
Other non-current liabilities	(290)	(279)	(35)	(17)	(1,984)	(2,271)	(1,963)	(937)	(368)	(331)
Total non-current liabilities	(11,475)	(12,733)	(35)	(235)	(2,109)	(2,343)	(31,408)	(33,301)	(4,960)	(3,982)
Net assets	15,002	17,035	14,509	15,681	13,293	11,785	11,235	12,746	14,265	16,118
Net assets attributable to shareholders of the company	15,002	17,035	14,509	15,681	12,829	11,373	11,235	12,746	14,265	16,118
Net assets attributable to minority interests	–	–	–	–	464	412	–	–	–	–
Share of net assets from joint ventures	7,501	8,518	5,804	6,272	6,286	5,573	4,213	4,780	7,133	8,059
Carrying Amounts	7,501	8,518	5,804	6,272	6,286	5,573	4,213	4,780	7,133	8,059

Summarised income statement

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	57,047	52,469	19,590	21,574	15,222	14,944	75,940	77,561	20,541	23,501
Interest income	124	157	32	41	94	141	58	101	171	169
Interest expense	(597)	(647)	(26)	(43)	(265)	(151)	(1,470)	(1,382)	(134)	(167)
Profit/(loss) before taxation	964	3,920	2,314	3,625	3,320	3,493	(1,292)	(1,569)	2,178	3,916
Tax expense	(197)	(935)	(579)	(897)	(708)	(729)	(8)	(249)	(533)	(993)
Profit/(loss) for the year	767	2,985	1,735	2,728	2,612	2,764	(1,300)	(1,818)	1,645	2,923
Other comprehensive loss/(income)	–	–	–	–	(1,105)	921	(261)	1,059	–	–
Total comprehensive income/(loss)	767	2,985	1,735	2,728	1,507	3,685	(1,561)	(759)	1,645	2,923
Dividends from joint ventures	1,400	1,200	1,224	1,226	–	–	–	–	1,750	–
Share of net profit/(loss) from joint ventures	384	1,493	694	1,091	1,235	1,307	(488)	(682)	823	1,462
Share of other comprehensive loss/(income) from joint ventures (ii)	–	–	–	–	(522)	435	(98)	397	–	–

The share of profit and other comprehensive loss for the year ended 31 December 2019 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 1,737 million (2018: RMB 2,052 million) and RMB 168 million (2018: RMB 839 million) respectively. As at 31 December 2019, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 25,530 million (31 December 2018: RMB 22,982 million).

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

13	LONG-TERM EQUITY INVESTMENTS (Continued)

(c)	Major financial information of principal associates
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Pipeline Ltd		Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		CIR
	At 31 December 2019	At 31 December 2018	At 31 December 2019	At 31 December 2018	At 31 December 2019	At 31 December 2018	At 31 December 2019	At 31 December 2018	At 31 December 2019	At 31 December 2018
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	13,245	12,498	180,383	209,837	31,634	22,502	4,219	7,477	7,612	6,712
Non-current assets	37,842	39,320	18,926	16,359	182,646	170,796	56,424	49,961	971	1,828
Current liabilities	(721)	(1,020)	(170,621)	(200,402)	(31,295)	(23,293)	(13,887)	(7,252)	(936)	(961)
Non-current liabilities	(2,910)	(3,026)	(582)	(332)	(71,289)	(58,628)	(26,227)	(31,436)	(166)	(673)
Net assets	47,456	47,772	28,106	25,462	111,696	111,377	20,529	18,750	7,481	6,906
Net assets attributable to shareholders of the Company	47,456	47,772	28,106	25,462	111,250	110,860	20,529	18,750	7,481	6,906
Net assets attributable to minority interests	–	–	–	–	446	517	–	–	–	–
Share of net assets from associates	23,728	23,886	13,772	12,476	11,125	11,086	7,955	7,266	3,741	3,453
Carrying Amounts	23,728	23,886	13,772	12,476	11,125	11,086	7,955	7,266	3,741	3,453

Summarised income statement

	Pipeline Ltd		Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		CIR
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	5,008	4,746	4,966	4,536	56,706	59,927	13,329	12,235	2,334	2,856
Profit for the year	2,191	2,022	2,234	1,868	6,513	10,400	1,994	1,142	424	583
Other comprehensive income/(loss)	–	–	411	(157)	(1,435)	6,410	–	–	151	116
Total comprehensive income	2,191	2,022	2,645	1,711	5,078	16,810	1,994	1,142	575	699
Dividends declared by associates	1,259	1,207	–	490	468	271	219	–	–	–
Share of profit from associates	1,096	1,011	1,095	915	651	1,040	773	443	212	292
Share of other comprehensive income/(loss) from associates (ii)	–	–	201	(77)	(144)	641	–	–	76	58

The share of profit and other comprehensive loss for the year ended 31 December 2019 in all individually immaterial associates accounted for using equity method in aggregate was RMB 4,565 million (2018: RMB 3,550 million) and RMB 155 million (2018: RMB 844 million) respectively. As at 31 December 2019, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 35,416 million (31 December 2018: RMB 31,370 million).

Notes:

(i)	Sinopec is able to exercise significant influence in SIBUR since Sinopec has a member in SIBUR’s Board of Director and has a member in SIBUR’s Management Board.

(ii)	Including foreign currency translation differences.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

14	FIXED ASSETS

The Group

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Fixed assets (a)	622,409	617,762
Fixed assets pending for disposal	14	50
Total	622,423	617,812

(a)	Fixed assets

	Plants and buildings RMB million	Oil and gas properties RMB million	Equipment, machinery and others RMB million	Total RMB million
Cost:
Balance at 1 January 2019	122,041	695,724	965,495	1,783,260
Additions for the year	160	1,408	3,856	5,424
Transferred from construction in progress	6,192	31,378	54,275	91,845
Reclassifications	1,051	(76)	(975)	–
Decreases for the year	(993)	(1,549)	(14,499)	(17,041)
Exchange adjustments	42	667	71	780
Balance at 31 December 2019	128,493	727,552	1,008,223	1,864,268
Accumulated depreciation:
Balance at 1 January 2019	51,205	506,771	528,459	1,086,435
Additions for the year	4,095	36,289	47,583	87,967
Reclassifications	292	(46)	(246)	–
Decreases for the year	(609)	(6)	(10,149)	(10,764)
Exchange adjustments	21	621	39	681
Balance at 31 December 2019	55,004	543,629	565,686	1,164,319
Provision for impairment losses:
Balance at 1 January 2019	3,929	43,517	31,617	79,063
Additions for the year	11	–	185	196
Reclassifications	–	–	–	–
Decreases for the year	(151)	–	(1,615)	(1,766)
Exchange adjustments	–	46	1	47
Balance at 31 December 2019	3,789	43,563	30,188	77,540
Net book value:
Balance at 31 December 2019	69,700	140,360	412,349	622,409
Balance at 31 December 2018	66,907	145,436	405,419	617,762

The Company

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Fixed assets (a)	291,544	302,048
Fixed assets pending for disposal	3	34
Total	291,547	302,082

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

14	FIXED ASSETS (Continued)

The Company (Continued)

(a)	Fixed assets

	Plants and buildings RMB million	Oil and gas properties RMB million	Equipment, machinery and others RMB million	Total RMB million
Cost:
Balance at 1 January 2019	48,827	574,937	467,357	1,091,121
Additions for the year	66	1,131	656	1,853
Transferred from construction in progress	946	23,780	20,189	44,915
Reclassifications	715	(78)	(637)	–
Transferred from subsidiaries	262	–	1,777	2,039
Transferred to subsidiaries (i)	(629)	(1,458)	(8,751)	(10,838)
Decreases for the year	(1,187)	(8)	(8,341)	(9,536)
Balance at 31 December 2019	49,000	598,304	472,250	1,119,554
Accumulated depreciation:
Balance at 1 January 2019	23,169	417,573	286,038	726,780
Additions for the year	1,527	29,069	20,904	51,500
Reclassifications	240	(43)	(197)	–
Transferred from subsidiaries	112	–	1,530	1,642
Transferred to subsidiaries (i)	(325)	(521)	(5,270)	(6,116)
Decreases for the year	(491)	(2)	(5,323)	(5,816)
Balance at 31 December 2019	24,232	446,076	297,682	767,990
Provision for impairment losses:
Balance at 1 January 2019	1,880	38,297	22,116	62,293
Additions for the year	2	–	127	129
Reclassifications	–	–	–	–
Transferred from subsidiaries	66	–	174	240
Transferred to subsidiaries (i)	(24)	(914)	(194)	(1,132)
Decreases for the year	(129)	–	(1,381)	(1,510)
Balance at 31 December 2019	1,795	37,383	20,842	60,020
Net book value:
Balance at 31 December 2019	22,973	114,845	153,726	291,544
Balance at 31 December 2018	23,778	119,067	159,203	302,048

(i)
In 2019, the total amount transferred to subsidiaries is RMB 10,838 million, which is mainly caused by Sinopec Wuhan Petrochemical Branch transferring its fixed assets related to refining production to its subsidiary Sinopec-SK (Wuhan) Petrochemical Company Limited (“Sinopec-SK”). The original cost of transferred fixed assets is RMB 9,122 million, the depreciation is RMB 5,537 million, the impairment is RMB 22 million, and the total net book value of transferred fixed assets is RMB 3,563 million.

The additions to oil and gas properties of the Group and the Company for the year ended 31 December 2019 included RMB 1,408 million (2018: RMB 1,567 million) (Note 34) and RMB 1,131 million (2018: RMB 1,292 million), respectively of the estimated dismantlement costs for site restoration.

Impairment losses on fixed assets for the year ended 31 December 2019 primarily represent impairment losses recognised in the refining segment of RMB 140 million (2018: RMB 353 million), the marketing and distribution segment of RMB 52 million (2018: RMB 254 million), the chemicals segment of RMB 4 million (2018: RMB 1,252 million) and the exploration and production (“E&P”) segment of RMB 0 million (2018: RMB 4,274 million). The primary factor resulting in the E&P segment impairment loss in the prior year was downward revision of oil and gas reserve in certain fields. Exploration and production (“E&P”) segment determines recoverable amounts of fixed assets relating to oil and gas producing activities include significant judgments and assumptions. The recoverable amounts were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 10.47% (2018: 10.47%). Further future downward revisions to the Group’s oil price outlook would lead to further impairments which, in aggregate, are likely to be material. It is estimated that a general decrease of 5% in oil price, with all other variables held constant, would result in additional impairment loss in Group’s fixed assets relating to oil and gas producing activities by approximately RMB 184 million (2018: RMB 312 million). It is estimated that a general increase of 5% in operating cost, with all other variables held constant, would result additional impairment loss in Group’s fixed assets relating to oil and gas producing activities by approximately RMB 180 million (2018: RMB 315 million). It is estimated that a general increase of 5% in discount rate, with all other variables held constant, would result additional impairment loss in Group’s fixed assets relating to oil and gas producing activities by approximately RMB 7 million (2018: less RMB 5 million).

At 31 December 2019 and 31 December 2018, the Group and the Company had no individually significant fixed assets which were pledged.

At 31 December 2019 and 31 December 2018, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2019 and 31 December 2018, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

15	CONSTRUCTION IN PROGRESS

	The Group RMB million	The Company RMB million
Cost:
Balance at 1 January 2019	138,817	52,011
Additions for the year	144,369	61,438
Disposals for the year	(115)	(163)
Transferred to subsidiaries	–	(903)
Dry hole costs written off	(5,831)	(5,432)
Transferred to fixed assets	(91,845)	(44,915)
Reclassification to other assets	(10,086)	(1,130)
Exchange adjustments	17	–
Balance at 31 December 2019	175,326	60,906
Provision for impairment losses:
Balance at 1 January 2019	1,854	413
Additions for the year	135	–
Decreases for the year	(161)	–
Exchange adjustments	16	–
Balance at 31 December 2019	1,844	413
Net book value:
Balance at 31 December 2019	173,482	60,493
Balance at 31 December 2018	136,963	51,598

At 31 December 2019, major construction projects of the Group are as follows:

Project name	Budgeted amount	Balance at 1 January 2019	Net change for the year	Balance at 31 December 2019	Percentage of project investment to budgeted amount	Source of funding	Accumulated interest capitalised at 31 December 2019
	RMB million	RMB million	RMB million	RMB million			RMB million
Zhongke Refine Integration Project	34,667	17,779	10,803	28,582	87%	Bank loans & self-financing	720
Wen 23 Gas Storage Project (First-stage)	13,865	3,428	8,692	12,120	87%	Bank loans & self-financing	267
Xinjiang Coal-based Substitute Natural Gas (SNG) Export Pipeline Construction Project (First-stage)	11,589	5,682	2,248	7,930	68%	Bank loans & self-financing	204
Zhenhai Refining and Chemical ethylene expansion project	26,787	309	1,499	1,808	12%	Self-financing	–
Western Sichuan Gas Field Leikoupo Formation Gas Reservoir Development and Construction Project	9,961	51	973	1,024	10%	Bank loans & self-financing	6

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

16	RIGHT-OF-USE ASSETS

The Group

	Land RMB million	Others RMB million	Total RMB million
Cost:
Balance at 31 December 2018	—	—	—
Change in accounting policy	180,074	27,381	207,455
Balance at 1 January 2019	180,074	27,381	207,455
Additions for the year	1,072	7,555	8,627
Decreases for the year	(5,014)	(748)	(5,762)
Balance at 31 December 2019	176,132	34,188	210,320
Accumulated depreciation:
Balance at 31 December 2018	—	—	—
Change in accounting policy	–	–	–
Balance at 1 January 2019	–	–	–
Additions for the year	6,578	5,728	12,306
Decreases for the year	(11)	(26)	(37)
Balance at 31 December 2019	6,567	5,702	12,269
Provision for impairment losses:
Balance at 31 December 2018	—	—	—
Financial Statements (PRC)
Change in accounting policy	–	–	–
Balance at 1 January 2019	–	–	–
Additions for the year	–	–	–
Decreases for the year	–	–	–
Balance at 31 December 2019	–	–	–
Net book value:
Balance at 31 December 2019	169,565	28,486	198,051
Balance at 31 December 2018	—	—	—

The Company

	Land RMB million	Others RMB million	Total RMB million
Cost:
Balance at 31 December 2018	—	—	—
Change in accounting policy	119,142	634	119,776
Balance at 1 January 2019	119,142	634	119,776
Additions for the year	29	624	653
Decreases for the year	(3,098)	(137)	(3,235)
Balance at 31 December 2019	116,073	1,121	117,194
Accumulated depreciation:
Balance at 31 December 2018	—	—	—
Change in accounting policy	–	–	–
Balance at 1 January 2019	–	–	–
Additions for the year	3,801	584	4,385
Decreases for the year	(5)	(18)	(23)
Balance at 31 December 2019	3,796	566	4,362
Provision for impairment losses:
Balance at 31 December 2018	—	—	—
Change in accounting policy	–	–	–
Balance at 1 January 2019	–	–	–
Additions for the year	–	–	–
Decreases for the year	–	–	–
Balance at 31 December 2019	–	–	–
Net book value:
Balance at 31 December 2019	112,277	555	112,832
Balance at 31 December 2018	—	—	—

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

17	INTANGIBLE ASSETS

The Group

	Land use rights	Patents	Non-patent technology	Operation rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2019	84,731	5,230	4,029	52,216	5,265	151,471
Additions for the year	8,252	114	1,002	1,494	643	11,505
Decreases for the year	(423)	–	–	(161)	(241)	(825)
Balance at 31 December 2019	92,560	5,344	5,031	53,549	5,667	162,151
Accumulated amortisation:
Balance at 1 January 2019	19,986	3,397	2,997	17,137	3,200	46,717
Additions for the year	2,655	204	278	2,357	448	5,942
Decreases for the year	(118)	–	–	(103)	(142)	(363)
Balance at 31 December 2019	22,523	3,601	3,275	19,391	3,506	52,296
Provision for impairment losses:
Balance at 1 January 2019	231	482	24	145	17	899
Additions for the year	12	–	3	–	–	15
Decreases for the year	(15)	–	–	–	–	(15)
Balance at 31 December 2019	228	482	27	145	17	899
Balance at 31 December 2019	69,809	1,261	1,729	34,013	2,144	108,956
Balance at 31 December 2018	64,514	1,351	1,008	34,934	2,048	103,855

Amortisation of the intangible assets of the Group charged for the year ended 31 December 2019 is RMB 5,695 million (2018: RMB 5,414 million).

18	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

Name of investees	Principal activities	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”)	Production and sale of petrochemical products	2,541	2,541
Sinopec Beijing Yanshan Petrochemical Branch (“Sinopec Yanshan”)	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Other units without individual significant goodwill		1,109	1,088
Total		8,697	8,676

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.0% to 11.9% (2018: 11.7% to 12.3%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no major impairment loss was recognised.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

19	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent catalysts expenditures and improvement expenditures of fixed assets.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

20	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Deferred tax assets		Deferred tax liabilities
	At 31 December 2019 RMB million	At 31 December 2018 RMB million	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Receivables and inventories	2,546	2,563	–	–
Payables	1,142	1,808	–	–
Cash flow hedges	116	1,131	(384)	(27)
Fixed assets	16,463	15,427	(12,317)	(8,666)
Tax value of losses carried forward	3,594	3,709	–	–
Other equity instrument investments	131	117	(7)	(1)
Intangible assets	595	474	(508)	(535)
Others	318	174	(882)	(428)
Deferred tax assets/(liabilities)	24,905	25,403	(14,098)	(9,657)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Deferred tax assets	7,289	3,709
Deferred tax liabilities	7,289	3,709

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Deferred tax assets	17,616	21,694
Deferred tax liabilities	6,809	5,948

At 31 December 2019, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 16,605 million (2018: RMB 18,308 million), of which RMB 1,992 million (2018: RMB 2,437 million) was incurred for the year ended 31 December 2019, because it was not probable that the related tax benefit will be realised. These deductible losses carried forward of RMB 3,163 million, RMB 3,156 million, RMB 5,938 million, RMB 2,356 million and RMB 1,992 million will expire in 2020, 2021, 2022, 2023, 2024 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2019, write-down of deferred tax assets amounted to RMB 189 million (2018: RMB 188 million) (Note 52).

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

21	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent long-term receivables, prepayments for construction projects and purchases of equipment.

22	DETAILS OF IMPAIRMENT LOSSES

At 31 December 2019, impairment losses of the Group are analysed as follows:

	Note	Balance at 1 January 2019	Provision for the year	Written back for the year	Written off for the year	Other increase/ (decrease)	Balance at 31 December 2019
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Allowance for doubtful accounts
Included: Accounts receivable	8	606	1,566	(283)	(41)	–	1,848
Prepayments	10	53	35	(5)	(3)	–	80
Other receivables	11	1,481	165	(167)	(24)	1	1,456
		2,140	1,766	(455)	(68)	1	3,384
Inventories	12	6,376	1,616	(189)	(5,233)	12	2,582
Long-term equity investments	13	1,686	–	–	(1)	25	1,710
Fixed assets	14	79,063	196	–	(1,692)	(27)	77,540
Construction in progress	15	1,854	135	–	(110)	(35)	1,844
Intangible assets	17	899	–	–	–	–	899
Goodwill	18	7,861	–	–	–	–	7,861
Others		102	1	(17)	(81)	1	6
Total		99,981	3,714	(661)	(7,185)	(23)	95,826

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

23	SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 31 December 2019			At 31 December 2018
	Original currency million	Exchange rates	RMB million	Original currency million Exchange rates	RMB million	Original currency million
Short-term bank loans			25,709			17,088
– Renminbi loans			25,619			13,201
– US Dollar loans	13	6.9762	90	566	6.8632	3,887
Short-term other loans			22			300
– Renminbi loans			22			300
Short-term loans from Sinopec Group Company and fellow subsidiaries			5,465			27,304
– Renminbi loans			2,709			3,061
– US Dollar loans	321	6.9762	2,236	3,319	6.8632	22,780
– Hong Kong Dollar loans	553	0.8958	495	1,645	0.8762	1,441
– Euro loans	3	7.8155	25	3	7.8473	22
Total			31,196			44,692

At 31 December 2019, the Group’s interest rates on short-term loans were from interest 0.80% to 6.53% (At 31 December 2018: from interest 0.80% to 5.22%) per annum. The majority of the above loans are by credit.

At 31 December 2019 and 31 December 2018, the Group had no significant overdue short-term loans.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

24	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year. At 31 December 2019 and 31 December 2018, the Group had no overdue unpaid bills.

25	ACCOUNTS PAYABLE

At 31 December 2019 and 31 December 2018, the Group had no individually significant accounts payable aged over one year.

26	CONTRACT LIABILITIES

As at 31 December 2019, the Group’s contract liabilities primarily represent advances from customers. Related performance obligations are satisfied and revenue is recognised within one year.

27	EMPLOYEE BENEFITS PAYABLE

At 31 December 2019 and 31 December 2018, the Group’s employee benefits payable primarily represented wages payable and social insurance payables.

28	TAXES PAYABLE

The Group

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Value-added tax payable	4,932	9,810
Consumption tax payable	52,863	59,944
Income tax payable	3,264	6,699
Mineral resources compensation fee payable	136	138
Other taxes	8,144	10,469
Total	69,339	87,060

29	OTHER PAYABLES

At 31 December 2019 and 31 December 2018, other payables of the Group over one year primarily represented payables for constructions.

30	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 31 December 2019			At 31 December 2018
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans			1,765			12,039
– US Dollar loans	4	6.9762	25	5	6.8632	35
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans			37,824			4,361
Long-term loans due within one year			39,614			16,435
Debentures payable due within one year
– Renminbi debentures			13,000			–
Debentures payable due within one year			13,000			–
Lease liabilities due within one year			15,198			—
Others			1,678			1,015
Non-current liabilities due within one year			69,490			17,450

At 31 December 2019 and 31 December 2018, the Group had no significant overdue long-term loans.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

31	LONG-TERM LOANS

The Group’s long-term loans represent:

		At 31 December 2019			At 31 December 2018
	Interest rate and final maturity	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans	Interest rates ranging from interest 1.08% to 5.23% per annum at 31 December 2019 with maturities through 2034		31,714		31,025
– US Dollar loans	Interest rates ranging from interest 1.55% to 4.29% per annum at 31 December 2019 with maturities through 2031	11	6.9762	75	16	6.8632	109
Less: Current portion				(1,790)			(12,074)
Long-term bank loans				29,999			19,060
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest free to 5.50% per annum at 31 December 2019 with maturities through 2034			47,450			46,877
Less: Current portion				(37,824)			(4,361)
Long-term loans from Sinopec Group Company and fellow subsidiaries				9,626			42,516
Total				39,625			61,576

The maturity analysis of the Group’s long-term loans is as follows:

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Between one and two years	5,089	40,004
Between two and five years	12,123	11,999
After five years	22,413	9,573
Total	39,625	61,576

Long-term loans are primarily unsecured, and carried at amortised costs.

32	DEBENTURES PAYABLE

The Group

	At 31 December	At 31 December
	2019	2018
	RMB million	RMB million
Debentures payable:
– Corporate Bonds (i)	32,157	31,951
Less: Current portion	(13,000)	–
Total	19,157	31,951

Note:

(i)
These corporate bonds are carried at amortised cost, including USD denominated corporate bonds of RMB 12,157 million, and RMB denominated corporate bonds of RMB 20,000 million (2018: USD denominated corporate bonds of RMB 11,951 million, and RMB denominated corporate bonds of RMB 20,000 million). At 31 December 2019, corporate bonds of RMB 12,157 million (2018: RMB 11,951 million) are guaranteed by Sinopec Group Company.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

33	LEASE LIABILITY

The Group
	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Lease liabilities	192,872	—
Deduct: Current portion of lease liabilities (Note 30)	15,198	—
Total	177,674	—

34	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million
Balance at 1 January 2019	42,007
Provision for the year	1,408
Accretion expenses	1,418
Financial Statements (PRC)
Decrease for the year	(2,439)
Exchange adjustments	44
Balance at 31 December 2019	42,438

35	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily represent long-term payables, special payables and deferred income.

36	SHARE CAPITAL

The Group

	At 31 December	At 31 December
	2019	2018
	RMB million	RMB million
Registered, issued and fully paid:
95,557,771,046 listed A shares (2018: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (2018: 25,513,438,600) of RMB 1.00 each	25,513	25,513
Total	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and
25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong SAR and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong SAR and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

36	SHARE CAPITAL (Continued)

The Group (Continued)

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from capital reserve for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

Financial Statements (PRC)
During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2019, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 7.4% (2018: 11.5%) and 50.0% (2018: 46.1%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 31 and 58, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

37	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million
Balance at 1 January 2019	119,192
Transaction with minority interests	2,933
Others	2
Balance at 31 December 2019	122,127

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control and the transactions with minority interests over the carrying amount of the net assets acquired.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

38	OTHER COMPREHENSIVE INCOME

The Group

(a)	The changes of other comprehensive income in consolidated income statement

	2019
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	5,258	(974)	4,284
Less: Reclassification adjustments for amounts transferred to the consolidated income statement	(853)	196	(657)
Subtotal	6,111	(1,170)	4,941
Changes in fair value of other equity instrument investments	(39)	8	(31)
Subtotal	(39)	8	(31)
Other comprehensive income that can be converted into profit or loss under the equity method	(810)	–	(810)
Subtotal	(810)	–	(810)
Foreign currency translation differences	1,480	–	1,480
Subtotal	1,480	–	1,480
Other comprehensive income	6,742	(1,162)	5,580

	2018
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	(12,500)	2,159	(10,341)
(Less)/Add: Reclassification adjustments for amounts transferred to the consolidated income statement	(730)	130	(600)
Subtotal	(11,770)	2,029	(9,741)
Changes in fair value of other equity instrument investments	(41)	(12)	(53)
Subtotal	(41)	(12)	(53)
Other comprehensive income that can be converted into profit or loss under the equity method	(240)	11	(229)
Subtotal	(240)	11	(229)
Foreign currency translation differences	3,399	–	3,399
Subtotal	3,399	–	3,399
Other comprehensive income	(8,652)	2,028	(6,624)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

38	OTHER COMPREHENSIVE INCOME (Continued)

The Group (Continued)

(b)	The change of each item in other comprehensive income

	Equity Attributable to shareholders of the company
	Other comprehensive income that can be converted into profit or loss under the equity method RMB million	Changes in fair value of available-for-sale financial assets RMB million	Changes in fair value of other equity instrument investments RMB million	Cash flow hedges RMB million	Foreign currency translation differences RMB million	Subtotal RMB million	Minority interests RMB million	Total other comprehensive income RMB million
31 December 2017	(3,481)	57	—	(510)	(479)	(4,413)	(2,783)	(7,196)
Change in accounting policy	–	(57)	45	–	–	(12)	–	(12)
1 January 2018	(3,481)	—	45	(510)	(479)	(4,425)	(2,783)	(7,208)
Changes in 2018	(183)	—	(41)	(4,407)	2,282	(2,349)	994	(1,355)
31 December 2018	(3,664)	—	4	(4,917)	1,803	(6,774)	(1,789)	(8,563)
1 January 2019	(3,664)	—	4	(4,917)	1,803	(6,774)	(1,789)	(8,563)
Changes in 2019	(424)	—	(20)	5,954	943	6,453	220	6,673
31 December 2019	(4,088)	—	(16)	1,037	2,746	(321)	(1,569)	(1,890)

As at 31 December 2019, cash flow hedge reserve amounted to a gain of RMB 1,102 million (31 December 2018: a loss of RMB 4,932 million), of which a gain of RMB 1,037 million was attribute to shareholders of the Company (31 December 2018: a loss of RMB 4,917 million).

39	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory surplus reserve RMB million	Discretionary surplus reserves RMB million	Total RMB million
Balance at 1 January 2019	86,678	117,000	203,678
Appropriation	3,745	–	3,745
Balance at 31 December 2019	90,423	117,000	207,423

The PRC Company Law and Articles of Association of the Company have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders' meeting.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

40	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million
Income from principal operations	2,900,488	2,825,613	984,185	1,022,195
Income from other operations	65,705	65,566	37,087	36,298
Total	2,966,193	2,891,179	1,021,272	1,058,493
Operating costs	2,488,852	2,401,012	799,566	812,355

The income from principal operations mainly represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas. The income from other operations mainly represents revenue from sale of materials, service, rental income and others. Operating costs primarily represent the products cost related to the principal operations. The Group's segmental information is set out in Note 60.

The detailed information about the Group's operating income is as follows:

	2019 RMB million	2018 RMB million
Income from principal operations	2,900,488	2,825,613
Gasoline	699,202	711,236
Diesel	615,342	594,008
Crude oil	553,848	519,910
Basic chemical feedstock	214,911	250,884
Kerosene	191,636	168,823
Synthetic resin	124,271	124,618
Synthetic fiber monomers and polymers	80,100	77,572
Natural gas	53,839	43,205
Others (i)	367,339	335,357
Income from other operations	65,705	65,566
Sale of materials and others	64,489	64,503
Rental income	1,216	1,063
Total	2,966,193	2,891,179

Note:

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

41 TAXES AND SURCHARGES

The Group

	2019 RMB million	2018 RMB million
Consumption tax	202,671	201,901
City construction tax	16,247	18,237
Education surcharge	12,011	13,187
Resources tax	5,883	6,021
Others	5,723	7,152
Total	242,535	246,498

The applicable tax rate of the taxes and surcharges are set out in Note 4.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

42	FINANCIAL EXPENSES

The Group

	2019 RMB million	2018 RMB million
Interest expenses incurred	6,954	6,376
Less: Capitalised interest expenses	1,015	493
Add: Interest expense on lease liabilities	9,646	—
Net interest expenses	15,585	5,883
Accretion expenses (Note 34)	1,418	1,438
Interest income	(7,206)	(7,726)
Net foreign exchange loss/(gain)	170	(596)
Total	9,967	(1,001)

The interest rates per annum at which borrowing costs were capitalised during the year ended 31 December 2019 by the Group ranged from 2.92% to 4.66% (2018: 2.37% to 4.66%).

43	CLASSIFICATION OF EXPENSES BY NATURE

The operating costs, selling and distribution expenses, general and administrative expenses, research and development expenses and exploration expenses (including dry holes) in consolidated income statement classified by nature are as follows:

	2019 RMB million	2018 RMB million
Purchased crude oil, products and operating supplies and expenses	2,380,907	2,292,983
Personnel expenses	81,482	77,721
Depreciation, depletion and amortisation	108,812	109,967
Exploration expenses (including dry holes)	10,510	10,744
Other expenses	52,674	61,083
Total	2,634,385	2,552,498

44	RESEARCH AND DEVELOPMENT EXPENSES

The research and development expenditures are mainly used for the replacement of resources in upstream, optimising structure and operation upgrades in refining sector, structured adjustment of materials and products in chemical segment.

45	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

46	OTHER INCOME

Other income are mainly the government grants related to the business activities.

47	INVESTMENT INCOME

	The Group		The Company
	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million
Income from investment of subsidiaries accounted for under cost method	–	–	25,416	25,390
Income from investment accounted for under equity method	12,777	13,974	3,579	4,259
Investment income/(loss) from disposal of long-term equity investments	185	397	(1,543)	(2,768)
Dividend income from holding of other equity instrument investments	492	515	53	14
Investment (loss)/income from holding/disposal of financial assets and liabilities and derivative financial instruments at fair value through profit or loss	(1,467)	(1,940)	142	692
Gain/(loss) from ineffective portion of cash flow hedges	587	(1,604)	1	7
Others	54	86	414	742
Total	12,628	11,428	28,062	28,336

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

48	(LOSSES)/GAINS FROM CHANGES IN FAIR VALUE

The Group

	2019 RMB million	2018 RMB million
Net fair value (losses)/gains on financial assets and financial liabilities at fair value through profit or loss	(2,702)	3,008
Unrealised losses from ineffective portion cash flow hedges, net	(809)	(374)
Others	–	22
Total	(3,511)	2,656

49	IMPAIRMENT LOSSES

The Group

	2019 RMB million	2018 RMB million
Prepayments	30	–
Inventories	1,427	5,421
Long-term equity investment	–	7
Fixed assets	196	6,149
Construction in progress	135	28
Others	1	–
Total	1,789	11,605

50	NON-OPERATING INCOME

The Group

	2019 RMB million	2018 RMB million
Government grants	884	788
Others	1,714	1,282
Total	2,598	2,070

51	NON-OPERATING EXPENSES

The Group

	2019 RMB million	2018 RMB million
Fines, penalties and compensation	173	276
Donations	209	180
Others	2,225	2,586
Total	2,607	3,042

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

52	INCOME TAX EXPENSE

The Group

	2019 RMB million	2018 RMB million
Provision for income tax for the year	14,976	27,176
Deferred taxation	3,385	(6,244)
Under-provision for income tax in respect of preceding year	(467)	(719)
Total	17,894	20,213

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	2019 RMB million	2018 RMB million
Profit before taxation	90,016	100,502
Expected income tax expense at a tax rate of 25%	22,504	25,126
Tax effect of non-deductible expenses	2,278	1,989
Tax effect of non-taxable income	(4,458)	(5,019)
Tax effect of preferential tax rate (i)	(2,003)	(1,259)
Effect of income taxes at foreign operations	(312)	77
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(335)	(779)
Tax effect of tax losses not recognised	498	609
Write-down of deferred tax assets	189	188
Adjustment for under provision for income tax in respect of preceding years	(467)	(719)
Actual income tax expense	17,894	20,213

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of

15% through the year 2020.

53	DIVIDENDS

(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to a resolution passed at the director's meeting on 27 March 2020, final dividends in respect of the year ended 31 December 2019 of RMB 0.19 (2018: RMB 0.26) per share totaling RMB 23,004 million (2018: RMB 31,479 million) were proposed for shareholders' approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividends of ordinary shares declared during the year

Pursuant to the Company's Articles of Association and a resolution passed at the Directors' meeting on 23 August 2019, the directors authorized to declare the interim dividends for the year ending 31 December 2019 of RMB 0.12 (2018: RMB 0.16) per share totaling RMB 14,529 million (2018: RMB 19,371 million).

Pursuant to the shareholders' approval at the Annual General Meeting on 9 May 2019, a final dividend of RMB 0.26 per share totaling RMB 31,479 million according to total shares on 10 June 2019 was approved. All dividends have been paid in the year ended 31 December 2019.

Pursuant to the shareholders' approval at the Annual General Meeting on 15 May 2018, a final dividend of RMB 0.40 per share totaling RMB 48,428 million according to total shares on 4 June 2018 was approved. All dividends have been paid in the year ended 31 December 2018.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

54	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

The Group

(a)	Reconciliation of net profit to cash flows from operating activities:

	2019 RMB million	2018 RMB million
Net profit	72,122	80,289
Add: Impairment losses on assets	1,789	11,605
Credit impairment losses	1,264	141
Depreciation of right-of-use assets	12,246	—
Depreciation of fixed assets	87,612	99,462
Amortisation of intangible assets and long-term deferred expenses	8,954	10,505
Dry hole costs written off	5,831	6,921
Net loss on disposal of non-current assets	1,918	1,526
Fair value loss/(gain)	3,511	(2,656)
Financial expenses	10,352	(359)
Investment income	(12,628)	(11,428)
Decrease/(increase) in deferred tax assets	3,124	(5,079)
Increase/(decrease) in deferred tax liabilities	261	(1,165)
Increase in inventories	(9,285)	(3,312)
Safety fund reserve	69	909
Increase in operating receivables	(11,802)	(1,043)
Decrease in operating payables	(21,918)	(10,448)
Net cash flow from operating activities	153,420	175,868

(b)	Net change in cash:

	2019 RMB million	2018 RMB million
Cash balance at the end of the year	60,313	111,922
Less: Cash at the beginning of the year	111,922	113,218
Net decrease of cash	(51,609)	(1,296)

(c)	The analysis of cash held by the Group is as follows:

	2019 RMB million	2018 RMB million
Cash at bank and on hand
– Cash on hand	14	82
– Demand deposits	60,299	111,840
Cash at the end of the year	60,313	111,922

(d)	Other cash paid relating to financing activities:

	2019 RMB million	2018 RMB million
Repayments of lease liabilities	16,859	–
Others	328	436
Total	17,187	436

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

55	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Unified social credit identifier	:	9111000010169286X1
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Zhang Yuzhuo
Registered capital	:	RMB 326,547 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 68.77% shareholding of the Company.

(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited

Associates of the Group:
Pipeline Ltd
Sinopec Finance
SIBUR
Zhongtian Synergetic Energy
CIR

Joint ventures of the Group:
FREP
BASF-YPC
Taihu
YASREF
Sinopec SABIC Tianjin

Note: Sinopec Finance is under common control of a parent company with the Company and is also the associate of the Group.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

55	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)	The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:

		The Group
	Note	2019 RMB million	2018 RMB million
Sales of goods	(i)	295,532	272,789
Purchases	(ii)	197,308	192,224
Transportation and storage	(iii)	8,206	7,319
Exploration and development services	(iv)	33,310	23,489
Production related services	(v)	38,668	28,472
Ancillary and social services	(vi)	3,098	6,664
Operating lease charges for land	(vii)	–	7,765
Operating lease charges for buildings	(vii)	–	521
Other operating lease charges	(vii)	–	869
Agency commission income	(viii)	116	113
Interest income	(ix)	1,066	848
Interest expense	(x)	1,334	1,110
Net deposits withdrawn from related parties	(ix)	5,350	6,457
Net funds obtained from related parties	(xi)	3,438	31,684

The amounts set out in the table above in respect of the year ended 31 December 2019 and 2018 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the year ended 31 December 2019 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 159,086 million (2018: RMB 140,427 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 142,433 million (2018: RMB 123,772 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 3,097 million (2018: RMB 6,664 million), lease charges for land, buildings and others paid by the Group of RMB 11,330 million, RMB 509 million and RMB 383 million (2018: RMB 7,636 million, RMB 643 million and RMB 602 million), respectively and interest expenses of RMB 1,334 million (2018: RMB 1,110 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 74,453 million (2018: RMB 59,472 million), comprising RMB 73,365 million (2018: RMB 58,606 million) for sales of goods, RMB 1,066 million (2018: RMB
848 million) for interest income and RMB 22 million (2018: RMB 18 million) for agency commission income.

For the year ended 31 December 2019, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognised for the year ended 31 December 2019 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB 8,518 million.

For the year ended 31 December 2019, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land, buildings and others are RMB 11,333 million, RMB 518 million and RMB 468 million (2018: RMB 7,636 million, RMB
653 million and RMB 836 million).

As at 31 December 2019 and 31 December 2018, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the disclosure set out in Note 59(b). Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 59(b).

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)
Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities. (iv)  Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection, and management services.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens and property maintenance.

(vii)
Operating lease charges represent the rental incurred for operating leases in respect of land, buildings and equipment leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures. No lease charges have incurred in the current year because of the adoption of the new lease standard.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

55	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows (Continued) :

Notes (Continued):

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(x)
Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries. (xi) The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2019. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive "Agreement for Mutual Provision of Products and Ancillary Services" ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months' notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

•	the government-prescribed price;

•	where there is no government-prescribed price, the government-guidance price;

•	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

•	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive "Agreement for Provision of Cultural and Educational, Health Care and Community Services" with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

(f)
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on 24 August 2018, which took effect on 1 January 2019 and made adjustment to "Mutual Supply Agreement", "Agreement for Provision of Cultural and Educational, Health Care and Community Services", "Buildings Leasing Contract", "Intellectual Property Contract" and "Land Use Rights Leasing Contract", etc.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

55	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures at 31 December 2019 and 31 December 2018 are as follows:

	The ultimate holding company		Other related companies
	At 31 December 2019 RMB million	At 31 December 2018 RMB million	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Cash at bank and on hand	–	–	35,707	41,057
Bills receivable	–	–	–	74
Accounts receivable	52	11	12,916	7,470
Receivables financing	–	–	407	–
Other receivables	8	33	11,424	6,901
Prepayments and other current assets	6	–	1,285	731
Other non-current assets	–	–	734	23,482
Bills payable	17	16	3,801	1,991
Accounts payable	94	3	21,384	15,520
Contract liabilities	51	25	4,413	3,248
Other payables	64	2	16,077	18,158
Other non-current liabilities	–	–	–	12,470
Short-term loans	–	–	5,465	27,304
Long-term loans (including current portion) (Note)	–	–	47,450	46,877
Lease liabilities (including current portion)	82,255	—	89,147	—

Note:
As at 31 December 2019, the long-term borrowings (including current portion) mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from Sinopec Group Company through Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 23 and Note 31.

As at and for the year ended 31 December 2019, and as at and for the year ended 31 December 2018, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(5)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2019 RMB thousand	2018 RMB thousand
Short-term employee benefits	9,209	5,745
Retirement scheme contributions	536	351
Total	9,745	6,096

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

56	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment's oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. The Group has used the successful efforts method to account for oil and gas business activities. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs.

Engineering estimates of the Group's oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved". Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, the Group's earnings could be affected by changes in depreciation expense or an immediate write-down of the carrying amount of oil and properties.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with "CASs 8 – Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows. It is difficult to precisely estimate the fair value because quoted market prices for the Group's assets or cash-generating units are not readily available. In determining the value of expected future cash flows, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price, amount of operating costs and discount rate. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price, amount of operating costs and discount rate.

(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(d)	Measurement of expected credit losses

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

(e)	Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

57	PRINCIPAL SUBSIDIARIES

The Company's principal subsidiaries have been consolidated into the Group's financial statements for the year ended 31 December 2019. The following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

Full name of enterprise	Principal activities	Registered capital/ paid-up capital	Actual investment at 31 December 2019	Percentage of equity interest/voting right held by the Group	Minority Interests at 31 December 2019
		million	million	%	RMB million
(a) Subsidiaries acquired through group restructuring:
China Petrochemical International Company Limited	Trading of petrochemical products	RMB 1,400	RMB 1,856	100.00	24
China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB 5,000	RMB 6,585	100.00	4,593
Sinopec Catalyst Company Limited	Production and sale of catalyst products	RMB 1,500	RMB 2,424	100.00	298
Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 15,651	RMB 15,651	100.00	–
Sinopec Pipeline Storage & Transportation Company Limited	Pipeline storage and transportation of crude oil	RMB 12,000	RMB 12,000	100.00	–
Sinopec Lubricant Company Limited	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials	RMB 3,374	RMB 3,374	100.00	70
Sinopec Yizheng Chemical Fibre Limited Liability Company	Production and sale of polyester chips and polyester fibres	RMB 4,000	RMB 6,713	100.00	–
Sinopec Marketing Co. Limited ("Marketing Company")	Marketing and distribution of refined petroleum products	RMB 28,403	RMB 20,000	70.42	70,528
Sinopec Kantons Holdings Limited ("Sinopec Kantons")	Provision of crude oil jetty services and natural gas pipeline transmission services	HKD 248	HKD 3,952	60.33	4,359
Sinopec Shanghai Petrochemical Company Limited ("Shanghai Petrochemical")	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	RMB 10,824	RMB 5,820	50.44	14,942
Fujian Petrochemical Company Limited ("Fujian Petrochemical") (i)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	RMB 8,140	RMB 4,646	50.00	5,927
(b) Subsidiaries established by the Group:
Sinopec International Petroleum Exploration and Production Limited ("SIPL")	Investment in exploration, production and sale of petroleum and natural gas	RMB 8,000	RMB 8,000	100.00	8,669
Sinopec Overseas Investment Holding Limited ("SOIH")	Investment holding of overseas business	USD 1,662	USD 1,662	100.00	–
Sinopec Chemical Sales Company Limited	Marketing and distribution of petrochemical products	RMB 1,000	RMB 1,165	100.00	74
Sinopec Great Wall Energy & Chemical Company Limited	Coal chemical industry investment management, production and sale of coal chemical products	RMB 22,761	RMB 22,795	100.00	(88)
Sinopec Beihai Refining and Chemical Limited Liability Company	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products	RMB 5,294	RMB 5,240	98.98	133
Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 5,000	RMB 4,250	85.00	1,543
Sinopec-SK	Production, sale, research and development of ethylene and downstream byproducts	RMB 7,193	RMB 7,193	59.00	4,863
(c) Subsidiaries acquired through business combination under common control:
Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 9,628	RMB 7,205	75.00	4,479
Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 1,595	RMB 7,233	100.00	–
Gaoqiao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 10,000	RMB 4,804	55.00	8,006
(d) Subsidiaries acquired through business combination not under common control:
Shanghai SECCO	Production and sale of petrochemical products	RMB 7,801	RMB 7,801	67.60	5,997

*	The minority interests of subsidiaries which the Group holds 100% of equity interests at the end of the year are the minority interests of their subsidiaries.

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC.

Note:

(i)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those return through its power over the entity.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

57	PRINCIPAL SUBSIDIARIES (Continued)

Summarised financial information on subsidiaries with material minority interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary whose minority interests that are material to the Group.

Summarised consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	At 31 December 2019 RMB million	At 31 December 2018 RMB million	At 31 December 2019 RMB million	At 31 December 2018 RMB million	At 31 December 2019 RMB million	At 31 December 2018 RMB million	At 31 December 2019 RMB million	At 31 December 2018 RMB million	At 31 December 2019 RMB million	At 31 December 2018 RMB million	At 31 December 2019 RMB million	At 31 December 2018 RMB million	At 31 December R2019 MB million	At 31 December 2018 RMB million
Current assets	129,266	130,861	19,151	16,731	22,309	25,299	1,788	816	1,284	1,209	11,858	9,537	5,337	2,750
Current liabilities	(192,106)	(181,766)	(456)	(483)	(15,479)	(13,913)	(804)	(50)	(2,961)	(3,722)	(3,196)	(2,233)	(15,037)	(2,333)
Net current (liabilities)/assets	(62,840)	(50,905)	18,695	16,248	6,830	11,386	984	766	(1,677)	(2,513)	8,662	7,304	(9,700)	417
Non-current assets	340,356	261,062	13,234	38,020	23,327	19,241	11,558	11,444	12,777	12,895	11,473	12,301	21,567	12,612
Non-current liabilities	(58,732)	(2,086)	(16,952)	(31,050)	(141)	(140)	(688)	(688)	(158)	(132)	(1,627)	(1,698)	(7)	–
Net non-current assets/ (liabilities)	281,624	258,976	(3,718)	6,970	23,186	19,101	10,870	10,756	12,619	12,763	9,846	10,603	21,560	12,612

Summarised consolidated statement of comprehensive income and cash flow

Year ended 31 December	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	R2019 MB million	2018 RMB million
Turnover	1,427,705	1,443,698	3,282	5,037	100,346	107,765	5,535	5,261	1,274	1,398	28,341	26,320	31,016	17,134
Profit for the year	22,984	21,995	2,831	3,272	2,225	5,277	477	1,595	1,131	1,065	3,137	3,099	664	1,879
Total comprehensive income	23,354	22,538	2,693	4,536	2,233	5,270	477	1,595	1,140	1,067	3,137	3,099	664	1,879
Comprehensive income attributable to minority interests	8,285	7,780	1,651	2,737	1,112	2,612	238	798	433	399	1,016	1,004	232	658
Dividends paid to minority interests	4,830	3,964	10,926	–	1,344	1,616	650	600	159	104	822	1,191	–	–
Net cash generated from/ (used in) operating activities	40,260	24,825	2,128	3,467	5,121	6,695	622	38	716	738	4,601	3,766	5,532	3,308

58	COMMITMENTS

Capital commitments

At 31 December 2019 and 31 December 2018, the capital commitments of the Group are as follows:

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Authorised and contracted for (i)	138,088	141,045
Authorised but not contracted for	63,967	54,392
Total	202,055	195,437

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 6,100 million (2018: RMB 5,553 million).

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

58	COMMITMENTS (Continued)

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed. Expenses recognised were approximately RMB 179 million for the year ended 31 December 2019 (2018: RMB 231 million).

Estimated future annual payments are as follows:

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Within one year	302	380
Between one and two years	69	79
Between two and three years	34	33
Between three and four years	30	28
Between four and five years	29	28
Thereafter	845	852
Total	1,309	1,400

The implementation of commitments in previous year and the Group's commitments did not have material discrepancy.

59	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 31 December 2019 and 31 December 2018, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Joint ventures	7,100	5,033
Associates (i)	10,140	12,168
Others (ii)	–	7,197
Total	17,240	24,398

Notes:

(i)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amount to RMB 17,050 million. At 31 December 2019, the amount withdrawn by Zhongtian Synergetic Energy from banks and guaranteed by the Group was RMB 10,140 million (31 December 2018: RMB 12,168 million).

(ii)
The Group provided a guarantee in respect to the loan of New Bright International Development Limited borrowed from Sinopec Overseas Oil & Gas Limited. As at 31 December 2019, the loan agreement was terminated, in consequence, the guarantee agreement was terminated.

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are reliably estimable. At 31 December 2019 and 31 December 2018, the Group estimates that there is no need to pay for the guarantees. Thus no liabilities have been accrued for a loss related to the Group's obligation under these guarantee arrangements.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

59	CONTINGENT LIABILITIES (Continued)

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group recognised normal routine pollutant discharge fees of approximately RMB 9,235 million in the consolidated financial statements for the year ended 31 December 2019 (2018: RMB 7,940 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

60	SEGMENT REPORTING

Segment information is presented in respect of the Group's operating segments. The format is based on the Group's management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group's chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production – which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining – which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution – which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals – which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Corporate and others – which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/ or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group's chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group's policy.

Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

60	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Reportable information on the Group's operating segments is as follows:

	2019 RMB million	2018 RMB million
Income from principal operations
Exploration and production
External sales	111,114	93,499
Inter-segment sales	89,315	95,954
	200,429	189,453
Refining
External sales	141,674	148,930
Inter-segment sales	1,077,018	1,109,088
	1,218,692	1,258,018
Marketing and distribution
External sales	1,393,557	1,408,989
Inter-segment sales	4,159	5,224
	1,397,716	1,414,213
Chemicals
External sales	425,508	457,406
Inter-segment sales	54,865	73,835
	480,373	531,241
Corporate and others
External sales	828,635	716,789
Inter-segment sales	654,337	650,271
	1,482,972	1,367,060
Elimination of inter-segment sales	(1,879,694)	(1,934,372)
Consolidated income from principal operations	2,900,488	2,825,613
Income from other operations
Exploration and production	10,283	10,738
Refining	5,464	5,389
Marketing and distribution	33,247	32,424
Chemicals	14,861	15,492
Corporate and others	1,850	1,523
Consolidated income from other operations	65,705	65,566
Consolidated operating income	2,966,193	2,891,179

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

60	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Reportable information on the Group's operating segments is as follows (Continued):

	2019 RMB million	2018 RMB million
Operating profit/(loss)
By segment
Exploration and production	6,289	(11,557)
Refining	30,074	53,703
Marketing and distribution	29,781	24,106
Chemicals	16,586	25,970
Corporate and others	3,530	(8,151)
Elimination	(40)	(3,634)
Total segment operating profit	86,220	80,437
Investment income
Exploration and production	3,148	2,595
Refining	(580)	429
Marketing and distribution	3,499	2,676
Chemicals	5,178	6,905
Corporate and others	1,383	(1,177)
Total segment investment income	12,628	11,428
Less: Financial expenses	9,967	(1,001)
Add: Other income	5,973	6,694
(Losses)/gains from changes in fair value	(3,511)	2,656
Asset disposal losses	(1,318)	(742)
Operating profit	90,025	101,474
Add: Non-operating income	2,598	2,070
Less: Non-operating expenses	2,607	3,042
Profit before taxation	90,016	100,502

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Assets
Segment assets
Exploration and production	410,950	321,686
Refining	321,080	271,356
Marketing and distribution	399,242	317,641
Chemicals	175,884	156,865
Corporate and others	131,686	152,799
Total segment assets	1,438,842	1,220,347
Cash at bank and on hand	127,927	167,015
Long-term equity investments	152,204	145,721
Deferred tax assets	17,616	21,694
Other unallocated assets	18,482	37,531
Total assets	1,755,071	1,592,308
Liabilities
Segment liabilities
Exploration and production	162,262	93,874
Refining	120,617	103,709
Marketing and distribution	219,381	159,028
Chemicals	53,515	37,380
Corporate and others	136,420	144,138
Total segment liabilities	692,195	538,129
Short-term loans	31,196	44,692
Non-current liabilities due within one year	69,490	17,450
Long-term loans	39,625	61,576
Debentures payable	19,157	31,951
Deferred tax liabilities	6,809	5,948
Other non-current liabilities	15,364	27,276
Other unallocated liabilities	4,330	7,627
Total liabilities	878,166	734,649

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

60	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Reportable information on the Group's operating segments is as follows (Continued) :

	2019 RMB million	2018 RMB million
Capital expenditure
Exploration and production	61,739	42,155
Refining	31,372	27,908
Marketing and distribution	29,566	21,429
Chemicals	22,438	19,578
Corporate and others	1,979	6,906
	147,094	117,976
Depreciation, depletion and amortisation
Exploration and production	50,732	60,331
Refining	19,676	18,164
Marketing and distribution	21,572	16,296
Chemicals	13,966	13,379
Corporate and others	2,866	1,797
	108,812	109,967
Impairment losses on long-lived assets
Exploration and production	3	4,274
Refining	245	353
Marketing and distribution	80	264
Chemicals	17	1,374
Corporate and others	–	16
	345	6,281

(2) Geographical information

The following tables set out information about the geographical information of the Group's external sales and the Group's non-current assets, excluding financial assets and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2019 RMB million	2018 RMB million
External sales
Mainland China	2,131,078	2,119,580
Singapore	505,672	395,129
Others	329,443	376,470
	2,966,193	2,891,179

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Non-current assets
Mainland China	1,235,676	989,668
Others	52,705	50,892
	1,288,381	1,040,560

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

61	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank and on hand, financial assets held for trading, derivative financial assets, accounts receivable, bills receivable, receivables financing, other receivables and other equity instrument investments. Financial liabilities of the Group include short-term loans, derivative financial liabilities, bills payable, accounts payable, employee benefits payable, other payables, long-term loans, debentures payable and lease liabilities.

The Group has exposure to the following risks from its uses of financial instruments:

•	credit risk;

•	liquidity risk; and

•	market risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework, and developing and monitoring the Group's risk management policies.

The Group's risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group's audit committee.

Credit risk

(i)	Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group's accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than
10% of total accounts receivable at 31 December 2019, except for the amounts due from Sinopec Group Company and fellow subsidiaries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management's expectations.

The carrying amounts of cash at bank and on hand, financial assets held for trading, derivative financial assets, accounts receivable, bills receivable, receivables financing and other receivables, represent the Group's maximum exposure to credit risk in relation to financial assets.

(ii)	Impairment of financial assets

The Group's primary type of financial assets that are subject to the expected credit loss model is accounts receivable, bills receivable, receivables financing and other receivables.

The Group's cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For accounts receivable, bills receivable and receivables financing, the Group applies the "No. 22 Accounting Standards for Business Enterprises – Financial instruments: recognition and measurement" simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable, bills receivable and receivables financing.

To measure the expected credit losses, accounts receivable, bills receivable and receivables financing have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2019 or 1 January 2019, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the accounts receivable, bills receivable and receivables financing.

The detailed analysis of accounts receivable and receivables financing is listed in note 8 and note 9.

The Group's other receivables are considered to have low credit risk, and the loss allowance recognised during the year was therefore limited to
12 months expected credit losses. The Group considers "low credit risk" for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

61	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group's reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 31 December 2019, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB
379,649 million (2018: RMB 387,748 million) on an unsecured basis, at a weighted average interest rate of 3.57% per annum (2018: 3.87%). At 31
December 2019, the Group's outstanding borrowings under these facilities were RMB 2,947 million (2018: RMB 21,236 million) and were included in loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	At 31 December 2019
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within one year or on demand RMB million	More then one year but less than two years RMB million	More than two years but less than five years RMB million	More than five years RMB million
Short-term loans	31,196	31,633	31,633	–	–	–
Derivative financial liabilities	2,729	2,729	2,729	–	–	–
Bills payable	11,834	11,834	11,834	–	–	–
Accounts payable	187,958	187,958	187,958	–	–	–
Other payables and employee benefits payable	77,093	77,093	77,093	–	–	–
Non-current liabilities due within one year	69,490	72,180	72,180	–	–	–
Long-term loans	39,625	49,604	404	6,492	15,610	27,098
Debentures payable	19,157	24,400	764	764	16,667	6,205
Lease liabilities	177,674	351,223	–	15,676	45,008	290,539
Total	616,756	808,654	384,595	22,932	77,285	323,842

	At 31 December 2018
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within one year or on demand RMB million	More than one year but less than two years RMB million	More than two years but less than five years RMB million	More than five years RMB million
Short-term loans	44,692	45,040	45,040	–	–	–
Derivative financial liabilities	13,571	13,571	13,571	–	–	–
Bills payable	6,416	6,416	6,416	–	–	–
Accounts payable	186,341	186,341	186,341	–	–	–
Other payables and employee benefits payable	84,775	84,775	84,775	–	–	–
Non-current liabilities due within one year	17,450	18,053	18,053	–	–	–
Long-term loans	61,576	66,387	792	40,885	13,807	10,903
Debentures payable	31,951	38,674	1,269	14,030	17,124	6,251
Total	446,772	459,257	356,257	54,915	30,931	17,154

Management believes that the Group's current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group's short-term and long-term capital requirements.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

61	FINANCIAL INSTRUMENTS (Continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group's currency risk exposure primarily relates to short-term and long-term debts denominated in USD and lease liabilities denominated in SGD. The Group enters into foreign exchange contracts to manage currency risk exposure.

Included primarily in short-term and long-term debts and lease liabilities are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 31 December 2019 million	At 31 December 2018 million
Gross exposure arising from loans and lease liabilities
US Dollar	103	668
Singapore Dollar	4	–

A 5 percent strengthening/weakening of Renminbi against the following currencies at 31 December 2019 and 31 December 2018 would have increased/decreased net profit for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2018.

The Group

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
US Dollar	27	172
Singapore Dollar	1	–

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

(b)	Interest rate risk

The Group's interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable interest rates and at fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 23 and Note 31, respectively.

At 31 December 2019, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group's net profit for the year by approximately RMB 352 million (2018: decrease/increase RMB 424 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group's debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2018.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps contracts, to manage a portion of such risk.

At 31 December 2019, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 31 December 2019, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 788 million (2018: RMB 7,844 million) and derivative financial liabilities of RMB 2,728 million (2018: RMB
13,568 million).

At 31 December 2019, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease the Group's net profit for the year by approximately RMB 3,134 million (2018: decrease/increase RMB 197 million), and decrease/increase the Group's other comprehensive income by approximately RMB 4,289 million (2018: increase/decrease RMB 6,850 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group's derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2018.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

61	FINANCIAL INSTRUMENTS (Continued)

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

•
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2019

The Group

	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million
Assets
Financial assets held for trading:
– Structured deposits	–	–	3,318	3,318
– Equity investments, listed and at quoted market price	1	–	–	1
Derivative financial assets:
– Derivative financial assets	128	709	–	837
Receivables financing:
– Receivables financing	–	–	8,622	8,622
Other equity instrument investments:
– Other Investments	90	–	1,431	1,521
	219	709	13,371	14,299
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	1,209	1,520	–	2,729
	1,209	1,520	–	2,729

At 31 December 2018

The Group

	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million
Assets
Financial assets held for trading:
– Structured deposits	–	–	25,550	25,550
– Equity investments (listed and at quoted market price)	182	–	–	182
Derivative financial assets:
– Derivative financial assets	874	7,013	–	7,887
Other equity instrument investments:
– Other Investments	127	–	1,323	1,450
	1,183	7,013	26,873	35,069
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	5,500	8,071	–	13,571
	5,500	8,071	–	13,571

During the year ended 31 December 2019, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits and receivables financing classified as Level 3 financial assets.

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

61	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value

The fair values of the Group's financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 2.37% to 4.90% (2018: from 2.76% to 4.90%). The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31
December 2019 and 31 December 2018:

	At 31 December 2019 RMB million	At 31 December 2018 RMB million
Carrying amount	63,946	63,085
Fair value	62,594	62,656

The Group has not developed an internal valuation model necessary to estimate the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2019 and 31 December 2018.

62	EXTRAORDINARY GAINS AND LOSSES

Pursuant to "Explanatory Announcement No. 1 on Information Disclosure for Companies Offering Their Securities to the Public- Extraordinary Gain and Loss" (2008), the extraordinary gains and losses of the Group are as follows:

	2019 RMB million	2018 RMB million
Extraordinary (gains)/losses for the year:
Net loss on disposal of non-current assets	1,318	742
Donations	209	180
Government grants	(6,857)	(7,482)
Gain on holding and disposal of various investments	(410)	(1,023)
Other non-operating loss, net	729	1,613
	(5,011)	(5,970)
Tax effect	1,597	2,312
Total	(3,414)	(3,658)
Attributable to:
Equity shareholders of the Company	(3,320)	(3,459)
Minority interests	(94)	(199)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
For the year ended 31 December 2019

63	BASIC AND DILUTED EARNINGS PER SHARE

(i)	Basic earnings per share

Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	2019	2018
Net profit attributable to equity shareholders of the Company (RMB million)	57,591	63,089
Weighted average number of outstanding ordinary shares of the Company (million)	121,071	121,071
Basic earnings per share (RMB/share)	0.476	0.521

The calculation of the weighted average number of ordinary shares is as follows:

	2019	2018
Weighted average number of outstanding ordinary shares of the Company at 1 January (million)	121,071	121,071
Weighted average number of outstanding ordinary shares of the Company at 31 December (million)	121,071	121,071

(ii)	Diluted earnings per share

Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	2019	2018
Net profit attributable to equity shareholders of the Company (diluted) (RMB million)	57,591	63,089
Weighted average number of outstanding ordinary shares of the Company (diluted) (million)	121,071	121,071
Diluted earnings per share (RMB/share)	0.476	0.521

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	2019	2018
Weighted average number of the ordinary shares issued at 31 December (million)	121,071	121,071
Weighted average number of the ordinary shares issued at 31 December (diluted) (million)	121,071	121,071

64	RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with "Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No. 9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share" (2010 revised) issued by the CSRC and relevant accounting standards, the Group's return on net assets and earnings per share are calculated as follows:

		2019			2018
	Weighted average return on net assets (%)	Basic earnings per share (RMB/Share)	Diluted earnings per share (RMB/Share)	Weighted average return on net assets (%)	Basic earnings per share (RMB/Share)	Diluted earnings per share (RMB/Share)
Net profit attributable to the Company's ordinary equit shareholders	7.90	0.476	0.476	8.67	0.521	0.521
Net profit deducted extraordinary gains and losses attributable to the Company's ordinary equity shareholders	7.45	0.448	0.448	8.20	0.493	0.493

65	EVENTS AFTER THE BALANCE SHEET DATE

In early 2020, the outbreak of Coronavirus Disease 2019 ("COVID-19") has significant impacts on the consumption of refined oil products and sales of chemical products of the Group. The Group has taken a series of strong and effective measures, and has coordinated the prevention and control of the COVID-19 and the resumption of work and production with all-out efforts to minimize its impact.

International crude oil prices dropped significantly in March 2020 under the impact of the outbreak of the COVID-19 and the breakdown of OPEC's production reduction negotiation, which has a significant impact on the Group's operation.

The COVID-19 and international crude oil prices drop in March 2020 are events arose after the balance sheet date, which are non-adjusting events after the balance sheet date. The Group will keep continuous attention on the situation of the COVID-19 and future fluctuation in oil prices, take responsive tackling measures, and assess the impact on the financial position and operating results of the Group after the balance sheet date. Up to the date of the issuance of this report, the assessment is still in progress.

REPORT OF THE INTERNATIONAL AUDITOR

Independent Auditor's Report
To the Shareholders of China Petroleum & Chemical Corporation
(incorporated in the People's Republic of China with limited liability)

OPINION

What we have audited

The consolidated financial statements of China Petroleum & Chemical Corporation (the "Company") and its subsidiaries (the "Group") set out on pages
145 to 199, which comprise:

•	the consolidated balance sheet as at 31 December 2019;

•	the consolidated income statement for the year then ended;

•	the consolidated statement of comprehensive income for the year then ended;

•	the consolidated statement of changes in equity for the year then ended;

•	the consolidated statement of cash flows for the year then ended; and

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December
2019, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standard Board and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the HKICPA's Code of Ethics for Professional Accountants ("the Code"), and we have fulfilled our other ethical responsibilities in accordance with the Code.

REPORT OF THE INTERNATIONAL AUDITOR (Continued)

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter identified in our audit is "Recoverability of the carrying amount of property, plant and equipment relating to oil and gas producing activities".

Key Audit Matter	How our audit addressed the Key Audit Matter

Recoverability of the carrying amount of property, plant and equipment relating to oil and gas producing activities

Refer to note 8 "Other operating expense, net", note 16 "Property, plant and equipment" and note 43 "Accounting estimates and judgements" to the consolidated financial statements.

Low crude oil prices gave rise to possible indication that the carrying amount of property, plant and equipment relating to oil and gas producing activities as at 31 December 2019 might be impaired. The Group has adopted value in use as the  respective recoverable amounts of property, plant and equipment relating to oil and gas producing activities, which involved key estimations or assumptions including:

–          Future crude oil prices;

–          Future production profiles;

–          Future cost profiles; and

–          Discount rates.

Because of the significance of the carrying amount of property, plant and equipment relating to oil and gas producing activities as at 31 December 2019, together with the use of significant estimations or assumptions in determining their respective value in use, we had placed our audit emphasis on this matter.

In auditing the respective value in use calculations of property, plant and equipment relating to oil and gas producing activities, we performed the following key procedures on the relevant discounted cash flow projections prepared by management:

•          Evaluated and tested the key controls in respect of the preparation of the discounted cash flow projections of property, plant and equipment relating to oil and gas producing activities.

•          Assessed the methodology adopted in the discounted cash flow projections, tested mathematical accuracy of the projections, and the completeness, accuracy, and relevance of underlying data used in the projections.

•          Compared estimates of future crude oil prices adopted by the Group against a range of published crude oil price forecasts.

•          Compared the future production profiles against the oil and gas reserve estimation report approved by the management. Evaluated the competence, capability and objectivity of the management's experts engaged in estimating the oil and gas reserves. Assessed key estimations or assumptions used in the reserve estimation, by reference to historical data, management plans and/or relevant external data.

•          Compared the future cost profiles against historical costs and relevant budgets of the Group.

•          Tested selected other key data inputs, such as natural gas prices and production profiles in the projections by reference to historical data and/or relevant budgets of the Group.

•          Used professionals with specialized skill and knowledge to assist in the evaluation of the appropriateness of discount rates adopted by the management.

•          Evaluated the sensitivity analyses prepared by the Group, and assessed the potential impacts of a range of possible outcomes.

Based on our work, we found the key assumptions and input data adopted were supported by the evidence we obtained.

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

REPORT OF THE INTERNATIONAL AUDITOR (Continued)

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•
Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is CHAN KWONG TAK.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 27 March 2020

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")
CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2019
(Amounts in million, except per share data)

	Notes	Year ended 31 December
		2019 RMB	2018 RMB
Turnover and other operating revenues
Turnover	3	2,900,488	2,825,613
Other operating revenues	4	65,705	65,566
		2,966,193	2,891,179
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(2,380,907)	(2,292,983)
Selling, general and administrative expenses	5	(55,313)	(65,642)
Depreciation, depletion and amortisation		(108,812)	(109,967)
Exploration expenses, including dry holes		(10,510)	(10,744)
Personnel expenses	6	(81,482)	(77,721)
Taxes other than income tax	7	(242,535)	(246,498)
Other operating expense, net	8	(436)	(5,360)
Total operating expenses		(2,879,995)	(2,808,915)
Operating profit		86,198	82,264
Finance costs
Interest expense	9	(17,003)	(7,321)
Interest income		7,206	7,726
Foreign currency exchange (losses)/gains, net		(170)	596
Net finance costs		(9,967)	1,001
Investment income		919	1,871
Share of profits less losses from associates and joint ventures	20, 21	12,777	13,974
Profit before taxation		89,927	99,110
Income tax expense	10	(17,894)	(20,213)
Profit for the year		72,033	78,897
Attributable to:
Shareholders of the Company		57,465	61,618
Non-controlling interests		14,568	17,279
Profit for the year		72,033	78,897
Earnings per share:	15
Basic		0.475	0.509
Diluted		0.475	0.509
The notes on pages 152 to 199 form part of these consolidated financial statements. Details of dividends payable to shareholders of the Company attributable to the profit for the year are set out in Note 13.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2019
(Amounts in million)

	Notes	Year ended 31 December
		2019 RMB	2018 RMB
Profit for the year		72,033	78,897
Other comprehensive income:	14
Items that may not be reclassified subsequently to profit or loss
Equity investments at fair value through other comprehensive income		(31)	(53)
Total items that may not be reclassified subsequently to profit or loss		(31)	(53)
Items that may be reclassified subsequently to profit or loss
Share of other comprehensive loss of associates and joint ventures		(810)	(229)
Cash flow hedges		4,941	(9,741)
Foreign currency translation differences		1,480	3,399
Total items that may be reclassified subsequently to profit or loss		5,611	(6,571)
Total other comprehensive income		5,580	(6,624)
Total comprehensive income for the year		77,613	72,273
Attributable to:
Shareholders of the Company		62,880	54,000
Non-controlling interests		14,733	18,273
Total comprehensive income for the year		77,613	72,273

The notes on pages 152 to 199 form part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET
As at 31 December 2019
(Amounts in million)

	Notes	31 December 2019 RMB	31 December 2018 RMB
Non-current assets
Property, plant and equipment, net	16	622,409	617,762
Construction in progress	17	173,482	136,963
Right-of-use assets	18, 1(a)	267,860	—
Goodwill	19	8,697	8,676
Interest in associates	20	95,737	89,537
Interest in joint ventures	21	56,467	56,184
Financial assets at fair value through other comprehensive income	26	1,521	1,450
Deferred tax assets	29	17,616	21,694
Lease prepayments		—	64,514
Long-term prepayments and other assets	22	65,426	91,408
Total non-current assets		1,309,215	1,088,188
Current assets
Cash and cash equivalents		60,313	111,922
Time deposits with financial institutions		67,614	55,093
Financial assets at fair value through profit or loss	23	3,319	25,732
Derivative financial assets	24	837	7,887
Trade accounts receivable and bills receivable	25	54,865	64,879
Financial assets at fair value through other comprehensive income	26	8,622	–
Inventories	27	192,442	184,584
Prepaid expenses and other current assets	28	57,844	54,023
Total current assets		445,856	504,120
Current liabilities
Short-term debts	30	40,521	29,462
Loans from Sinopec Group Company and fellow subsidiaries	30	43,289	31,665
Lease liabilities	31, 1(a)	15,198	—
Derivative financial liabilities	24	2,729	13,571
Trade accounts payable and bills payable	32	199,792	192,757
Contract liabilities	33	126,735	124,793
Other payables	34	144,846	166,151
Income tax payable		3,264	6,699
Total current liabilities

Net current liabilities		576,374	565,098
Total assets less current liabilities		130,518	60,978
		1,178,697	1,027,210
Non-current liabilities
Long-term debts	30	49,156	51,011
Loans from Sinopec Group Company and fellow subsidiaries	30	9,626	42,516
Lease liabilities	31, 1(a)	177,674	—
Deferred tax liabilities	29	6,809	5,948
Provisions	35	43,163	42,800
Other long-term liabilities		16,434	28,400
Total non-current liabilities		302,862	170,675
		875,835	856,535
Equity
Share capital	36	121,071	121,071
Reserves		617,079	596,213
Total equity attributable to shareholders of the Company		738,150	717,284
Non-controlling interests		137,685	139,251
Total equity		875,835	856,535

Approved and authorised for issue by the board of directors on 27 March 2020.

Zhang Yuzhuo	Ma Yongsheng	Shou Donghua
Chairman	President	Chief Financial Officer

The notes on pages 152 to 199 form part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2019
(Amounts in million)

	Share capital RMB	Capital reserve RMB	Share premium RMB	Statutory surplus reserve RMB	Discretionary surplus reserve RMB	Other reserves RMB	Retained earnings RMB	Total equity attributable to shareholders of the Company RMB	Non- controlling interests RMB	Total equity RMB
Balance at 31 December 2017	121,071	26,326	55,850	82,682	117,000	(2,934)	326,125	726,120	126,770	852,890
Change in accounting policy	–	–	–	–	–	(12)	12	–	–	–
Balance at 1 January 2018	121,071	26,326	55,850	82,682	117,000	(2,946)	326,137	726,120	126,770	852,890
Profit for the year	–	–	–	–	–	–	61,618	61,618	17,279	78,897
Other comprehensive income (Note 14)	–	–	–	–	–	(7,618)	–	(7,618)	994	(6,624)
Total comprehensive income for the year	–	–	–	–	–	(7,618)	61,618	54,000	18,273	72,273
Amounts transferred to initial carrying amount of hedged items	–	–	–	–	–	5,269	–	5,269	–	5,269
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2017 (Note 13)	–	–	–	–	–	–	(48,428)	(48,428)	–	(48,428)
Interim dividend for 2018 (Note 13)	–	–	–	–	–	–	(19,371)	(19,371)	–	(19,371)
Appropriation (Note (a))	–	–	–	3,996	–	–	(3,996)	–	–	–
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	(7,476)	(7,476)
Contributions to subsidiaries from non-controlling interests	–	–	–	–	–	–	–	–	2,060	2,060
Total contributions by and distributions to owners	–	–	–	3,996	–	–	(71,795)	(67,799)	(5,416)	(73,215)
Transaction with non-controlling interests	–	(12)	–	–	–	–	–	(12)	(299)	(311)
Total transactions with owners	–	(12)	–	3,996	–	–	(71,795)	(67,811)	(5,715)	(73,526)
Others	–	(261)	–	–	–	818	(851)	(294)	(77)	(371)
Balance at 31 December 2018	121,071	26,053	55,850	86,678	117,000	(4,477)	315,109	717,284	139,251	856,535

The notes on pages 152 to 199 form part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)
for the year ended 31 December 2019
(Amounts in million)

	Share capital RMB	Capital reserve RMB	Share premium RMB	Statutory surplus reserve RMB	Discretionary surplus reserve RMB	Other reserves RMB	Retained earnings RMB	Total equity attributable to shareholders of the Company RMB	Non- controlling interests RMB	Total equity RMB
Balance at 1 January 2019	121,071	26,053	55,850	86,678	117,000	(4,477)	315,109	717,284	139,251	856,535
Profit for the year	–	–	–	–	–	–	57,465	57,465	14,568	72,033
Other comprehensive income (Note 14)	–	–	–	–	–	5,415	–	5,415	165	5,580
Total comprehensive income for the year	–	–	–	–	–	5,415	57,465	62,880	14,733	77,613
Amounts transferred to initial carrying amount of hedged items	–	–	–	–	–	1,038	–	1,038	55	1,093
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2018 (Note 13)	–	–	–	–	–	–	(31,479)	(31,479)	–	(31,479)
Interim dividend for 2019 (Note 13)	–	–	–	–	–	–	(14,529)	(14,529)	–	(14,529)
Appropriation (Note (a))	–	–	–	3,745	–	–	(3,745)	–	–	–
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	(18,989)	(18,989)
Contributions to subsidiaries from non-controlling interests	–	–	–	–	–	–	–	–	5,495	5,495
Total contributions by and distributions to owners	–	–	–	3,745	–	–	(49,753)	(46,008)	(13,494)	(59,502)
Transaction with non-controlling interests	–	2,933	–	–	–	–	–	2,933	(2,933)	–
Total transactions with owners	–	2,933	–	3,745	–	–	(49,753)	(43,075)	(16,427)	(59,502)
Others	–	7	–	–	–	(35)	51	23	73	96
Balance at 31 December 2019	121,071	28,993	55,850	90,423	117,000	1,941	322,872	738,150	137,685	875,835

Notes:

(a)
According to the PRC Company Law and the Articles of Association of the Company, the Company is required to transfer 10% of its net profit determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises ("CASs"), adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is required. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the year ended 31 December 2019, the Company transferred RMB 3,745 million (2018: RMB 3,996 million) to the statutory surplus reserve, being 10% of the current year's net profit determined in accordance with the accounting policies complying with CASs.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
As at 31 December 2019, the amount of retained earnings available for distribution was RMB 130,645 million (2018: RMB 143,148 million), being the amount determined in accordance with CASs. According to the Articles of Association of the Company, the amount of retained earnings available for distribution to shareholders of the Company is lower of the amount determined in accordance with the accounting policies complying with CASs and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards ("IFRS").

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation (Note 1); and (ii) the difference between the considerations paid over or received the amount of the net assets of entities and related operations acquired from or sold to Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

The notes on pages 152 to 199 form part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2019
(Amounts in million)

	Notes	Year ended 31 December
		2019 RMB	2018 RMB
Net cash generated from operating activities	(a)	153,420	175,868
Investing activities
Capital expenditure		(129,645)	(94,753)
Exploratory wells expenditure		(11,497)	(8,261)
Purchase of investments, investments in associates and investments in joint ventures		(3,483)	(10,116)
Payment for financial assets at fair value through profit or loss		(12,851)	(29,550)
Proceeds from sale of financial assets at fair value through profit or loss		35,292	55,000
Payment for acquisition of subsidiary, net of cash acquired		(1,031)	(3,188)
Proceeds from disposal of investments and investments in associates		704	1,557
Proceeds from disposal of property, plant, equipment and other non-current assets		703	9,666
Increase in time deposits with maturities over three months		(103,231)	(81,708)
Decrease in time deposits with maturities over three months		90,710	78,401
Interest received		7,094	5,810
Investment and dividend income received		10,272	10,720
Repayments of other investing activities		(3,500)	–
Net cash used in investing activities		(120,463)	(66,422)
Financing activities
Proceeds from bank and other loans		599,866	746,655
Repayments of bank and other loans		(612,108)	(772,072)
Contributions to subsidiaries from non-controlling interests		3,919	1,886
Dividends paid by the Company		(46,008)	(67,799)
Distributions by subsidiaries to non-controlling interests		(7,354)	(13,700)
Interest paid		(6,161)	(5,984)
Payments made to acquire non-controlling interests		(8)	(160)
Repayments of lease liabilities (2018: Finance lease payment)		(16,859)	(86)
Proceeds from other financing activities		320	–
Repayments of other financing activities		(320)	–
Net cash used in financing activities		(84,713)	(111,260)
Net decrease in cash and cash equivalents		(51,756)	(1,814)
Cash and cash equivalents at 1 January		111,922	113,218
Effect of foreign currency exchange rate changes		147	518
Cash and cash equivalents at 31 December		60,313	111,922

The notes on pages 152 to 199 form part of these consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2019
(Amounts in million)

(a)	Reconciliation from profit before taxation to net cash generated from operating activities

	Year ended 31 December
	2019 RMB	2018 RMB
Operating activities
Profit before taxation	89,927	99,110
Adjustments for:
Depreciation, depletion and amortisation	108,812	109,967
Dry hole costs written off	5,831	6,921
Share of profits from associates and joint ventures	(12,777)	(13,974)
Investment income	(919)	(1,871)
Interest income	(7,206)	(7,726)
Interest expense	17,003	7,321
Loss/(gain) on foreign currency exchange rate changes and derivative financial instruments	3,624	(1,835)
Loss on disposal of property, plant, equipment and other non-current assets, net	1,918	1,526
Impairment losses on assets	1,789	11,605
Credit impairment losses	1,264	141
	209,266	211,185
Net changes from:
Accounts receivable and other current assets	(11,802)	(1,043)
Inventories	(9,285)	(3,312)
Accounts payable and other current liabilities	(15,236)	2,111
	172,943	208,941
Income tax paid	(19,523)	(33,073)
Net cash generated from operating activities	153,420	175,868

The notes on pages 152 to 199 form part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2019

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the "Company") is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the "Group"), engages in oil and gas and chemical operations in the People's Republic of China (the "PRC"). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25
February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with all applicable IFRS as issued by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and related interpretations ("IFRIC"). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

The accounting policies adopted are consistent with those of the previous financial year, except for the adoption of new and amended standards as set out below.

(a)	New and amended standards and interpretations adopted by the Group

A number of new or amended standards became applicable for the current reporting period and the Group had changed its accounting policies as a result of adopting IFRS 16 Leases.

IFRS 16 Leases – Impact of adoption

The Group has adopted IFRS 16 Leases from 1 January 2019, but has not restated comparative amounts for the 2018 reporting period, as permitted under the specific transition provision in the standard. The reclassifications and the adjustments arising from IFRS 16 Leases are therefore recognised in the opening balance sheet on 1 January 2019.

Lease accounting policy applied until 31 December 2018 is disclosed in Note 2(x)(iii).

On adoption of IFRS 16 Leases, the Group recognised lease liabilities in relation to leases which had previously been classified as 'operating leases'. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate as of 1 January 2019. The lessee's incremental borrowing rates applied to the lease liabilities on 1 January 2019 ranged from
4.35% to 4.90%.

(i)	Practical expedients applied

In applying IFRS 16 Leases for the first time, the Group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics,

•	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

(a)	New and amended standards and interpretations adopted by the Group (Continued)

(ii)	Measurement of lease liabilities

RMB million
Operating lease commitments disclosed as at 31 December 2018	352,794
Discounted using the lessee's incremental borrowing rate of at the date of initial application	200,867
(Less): short-term leases and low-value leases recognised on a straight-line basis as expense	(2,303)
Lease liabilities recognised as at 1 January 2019	198,564
Of which are:
Current lease liabilities	13,894
Non-current lease liabilities	184,670
198,564

(iii)	Measurement of right-of-use assets

Right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at 31 December 2018.

The recognised right-of-use assets relate to the following types of assets:

	31 December 2019 RMB million	1 January 2019 RMB million
Land	239,374	244,588
Others	28,486	27,381
Total right-of-use assets	267,860	271,969

(iv)	Adjustments recognised in the balance sheet on 1 January 2019

The change in accounting policy affected the following items in the balance sheet on 1 January 2019:

•	right-of-use assets – increase by RMB 271,969 million

•	lease prepayments – decrease by RMB 64,514 million

•	prepaid expenses and other current assets – decrease by RMB 766 million

•	long-term prepayments and other assets – decrease by RMB 8,125 million

•	lease liabilities – increase by RMB 198,564 million

(v)	Impact on segment disclosures

Segment assets and segment liabilities for 31 December 2019 all increased as a result of the changes in accounting policy. The following segments were affected by the changes in accounting policy:

	Increase in
	Segment assets RMB million	Segment liabilities RMB million
Exploration and production	79,263	78,041
Refining	32,839	26,094
Marketing and distribution	120,983	62,237
Chemicals	19,124	12,252
Corporate and others	15,651	14,248
	267,860	192,872

Comparative segment information has not been restated. As a consequence, the segment information disclosure for the items noted above is not entirely comparable to the information disclosed for the prior year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

(b)	New and amended standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2019 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the consolidated financial statements and the major sources of estimation uncertainty are disclosed in Note 43.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries, and interest in associates and joint ventures.

(i)	Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the shareholders of the Company.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

If a business combination involving entities not under common control is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in the consolidated income statement.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(j)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(a)(ii)).

In the Company's balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(n)). The particulars of the Group's principal subsidiaries are set out in Note 41.

(ii)	Associates and joint ventures

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Basis of consolidation (Continued)

(ii)	Associates and joint ventures (Continued)

Investments in associates and joint ventures are accounted for in the consolidated and separate financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (Notes 2(i) and (n)).

The Group's share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group's share of the post-acquisition, post-tax items of the investees' other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(j)) or, when appropriate, the cost on initial recognition of an investment in an associate.

(iii)	Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(iv)	Merger accounting for common control combination

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party. The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognised as consideration for goodwill or excess of acquirers' interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated income statement includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where there is a shorter period, regardless of the date of the common control combination. The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the previous balance sheet date or when they first came under common control, whichever is shorter.

A uniform set of accounting policies is adopted by those entities. All intra-group transactions, balances and unrealised gains on transactions between combining entities or businesses are eliminated on consolidation. Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses, etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting is recognised as an expense in the period in which it is incurred.

(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC's rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the "finance costs"
section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

(c) Cash and cash equivalents

Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Trade, bills and other receivables

Trade, bills and other receivables are recognised initially at their transaction price, unless they contain significant financing components when they are recognised at fair value. They are subsequently measured at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(j)). Trade, bills and other receivables are derecognised if the Group's contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

(e)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost mainly includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Estimated usage period		Estimated residuals rate
Buildings	12 to 50 years	3%
Equipment, machinery and others	4 to 30 years	3%

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related supporting equipment and proved mineral interests in properties are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals to explore for or use oil and natural gas, are expensed as incurred. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices and the future cash flows are adjusted to reflect such risks specific to the liability, as appropriate. These estimated future dismantlement costs are discounted at pre-tax risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(h)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or joint ventures. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted for using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or joint ventures, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or joint venture and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

(j)	Financial assets

(i)	Classification and measurement

The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: a) financial assets measured at amortised cost, b) financial assets measured at fair value through other comprehensive income ("FVOCI"), c) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognised amount. However, trade accounts receivable and bills receivable arising from sale of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Group.

Debt instruments

Debt instruments held by the Group mainly includes cash and cash equivalents, time deposits with financial institutions, receivables. These financial assets are measured at amortised cost and FVOCI.

•
Amortised cost: The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method.

•
FVOCI: The business model for managing such financial assets by the Group are held for collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest on the principal amount outstanding. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, foreign exchange gains and losses and interest income calculated using the effective interest rate method, which are recognised in profit or loss.

Equity instruments

Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented in financial assets at fair value through profit or loss.

In addition, the Group designates some equity instruments that are not held for trading as financial assets at FVOCI, are presented in financial assets at FVOCI. The relevant dividends of these financial assets are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income is transferred to retained earnings.

(ii)	Impairment

The Group recognises a loss allowance for expected credit losses on a financial asset that is measured at amortised cost and a debt instrument that is measured at FVOCI.

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

The Group measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Group measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Financial assets (Continued)

(ii)	Impairment (Continued)

For financial instruments that have low credit risk at the balance sheet date, the Group assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

For financial instruments on the first stage and the second stage, and that have low credit risk, the Group calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

For trade accounts receivable and bills receivable and financial assets at FVOCI related to revenue, the Group measures the loss allowance at an amount equal to lifetime expected credit losses.

The Group recognises the loss allowance accrued or written back in profit or loss.

(iii)	Derecognition

The Group derecognises a financial asset when: a) the contractual right to receive cash flows from the financial asset expires; b) the Group transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; c) the financial asset has been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Group has not retained control.

On derecognition of equity instruments at FVOCI, the difference between the carrying amounts and the sum of the consideration received and any accumulated gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

(k)	Financial liabilities

The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

The Group's financial liabilities are mainly financial liabilities measured at amortised cost, including trade accounts payable and bills payable, other payables, and loans, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Group derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

(l)	Determination of fair value for financial instruments

If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

(m)	Derivative financial instruments and hedge accounting

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss (or other comprehensive income) of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group's hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in cash flows are expected to offset changes in cash flows of the hedged item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Derivative financial instruments and hedge accounting (Continued)

The hedging relationship meets all of the following hedge effectiveness requirements:

(i)	There is an economic relationship between the hedged item and the hedging instrument, which shares a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(ii)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(iii)
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation does not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the separate component of equity associated with the hedged item (cash flow hedge reserve) is adjusted to the lower of the following (in absolute amounts):

(i)	The cumulative gain or loss on the hedging instrument from inception of the hedge; and

(ii)	The cumulative change in fair value (present value) of the hedged item (i.e. the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income. The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.
If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity removes that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income.

For cash flow hedges, other than those covered by the preceding policy statements, that amount is reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassifies the amount that is not expected to be recovered into profit or loss.

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount remains in the cash flow hedge reserve and is accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount is immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount remains in the cash flow hedge reserve and is accounted for as cash flow hedges.

(n)	Impairment of assets

The carrying amounts of assets, including property, plant and equipment, construction in progress, right-of-use assets and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to disposal and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Impairment of assets (Continued)

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to disposal, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

(o)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

(q)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, when it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group's expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

(r)	Revenue recognition

Revenue arises in the course of the Group's ordinary activities, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Group sells crude oil, natural gas, petroleum and chemical products, etc. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant goods or services. To determine whether a customer obtains control of a promised asset, the Group shall consider indicators of the transfer of control, which include, but are not limited to, the Group has a present right to payment for the asset; the Group has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; the customer has accepted the asset.

Sales of goods

Sales are recognised when control of the goods have transferred, being when the products are delivered to the customer. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognised as revenues when a customer obtains control over the relevant goods.

(s)	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the
Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to profit or loss on a straight-line basis over the expected lives of the related assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(u)	Repairs and maintenance expenditure

Repairs and maintenance expenditure is expensed as incurred.

(v)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred. Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(w)	Research and development expense

Research and development expenditures that cannot be capitalised are expensed in the period in which they are incurred. Research and development expense amounted to RMB 9,395 million for the year ended 31 December 2019 (2018: RMB 7,956 million).

(x)	Leases

A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

(i)	As lessee

The Group recognises a right-of-use asset at the date at which the leased asset is available for use by the Group, and recognises a lease liability measured at the present value of the remaining lease payments. The lease payments include fixed payments, the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the Group exercising that option, etc. Variable payments that are based on a percentage of sales are not included in the lease payments, and should be recognised in profit or loss when incurred. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in current liabilities.

Right-of-use assets of the Group mainly comprise land. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Group depreciates the right-of-use assets over the shorter of the asset's useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Payments associated with short-term leases with lease terms within 12 months and all leases of low-value assets are recognised on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

(ii)	As lessor

A lease that transfers substantially all the risks and rewards incidental to ownership of an asset is a finance lease. An operating lease is a lease other than a finance lease.

When the Group leases self-owned plants and buildings, equipment and machinery, lease income from an operating lease is recognised on a straight-line basis over the period of the lease. The Group recognises variable lease income which is based on a certain percentage of sales as rental income when occurred.

(iii)	Accounting policy applied until 31 December 2018

Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses. The cost of lease prepayments is charged to expense on a straight-line basis over the respective periods of the rights.

Operating leases

Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(y)	Employee benefits

The contributions payable under the Group's retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 39.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(z)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(aa) Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorized and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

(bb) Segment reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Group's chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group's various lines of business.

3	TURNOVER

Turnover primarily represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas.

	2019 RMB million	2018 RMB million
Gasoline	699,202	711,236
Diesel	615,342	594,008
Crude oil	553,848	519,910
Basic chemical feedstock	214,911	250,884
Kerosene	191,636	168,823
Synthetic resin	124,271	124,618
Synthetic fiber monomers and polymers	80,100	77,572
Natural gas	53,839	43,205
Others (i)	367,339	335,357
	2,900,488	2,825,613

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

4	OTHER OPERATING REVENUES

	2019 RMB million	2018 RMB million
Sale of materials and others	64,489	64,503
Rental income	1,216	1,063
	65,705	65,566

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	2019 RMB million	2018 RMB million
Operating lease charges	1,856	12,297
Auditor's remuneration:
– audit services	70	94
– others	6	9
Impairment losses:
– trade accounts receivable	1,283	6
– other receivables	(2)	9

6	PERSONNEL EXPENSES

	2019 RMB million	2018 RMB million
Salaries, wages and other benefits	69,817	68,425
Contributions to retirement schemes (Note 39)	11,665	9,296
	81,482	77,721

7	TAXES OTHER THAN INCOME TAX

	2019 RMB million	2018 RMB million
Consumption tax (i)	202,671	201,901
City construction tax (ii)	16,247	18,237
Education surcharge	12,011	13,187
Resources tax	5,883	6,021
Others	5,723	7,152
	242,535	246,498

Notes:

(i)	Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	Effective from 13 January 2015 RMB/Ton
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20

(ii)	City construction tax is levied on an entity based on its total paid amount of value-added tax and consumption tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

8	OTHER OPERATING EXPENSE, NET

	2019 RMB million	2018 RMB million
Government grants (i)	6,911	7,539
Ineffective portion of change in fair value of cash flow hedges	(222)	(1,978)
Net realised and unrealised (loss)/gain on derivative financial instruments not qualified as hedging	(4,384)	191
Impairment losses on long-lived assets (ii)	(345)	(6,281)
Loss on disposal of property, plant, equipment and other non-current assets, net	(1,918)	(1,526)
Fines, penalties and compensations	(173)	(276)
Donations	(209)	(180)
Others	(96)	(2,849)
	(436)	(5,360)

Notes:

(i)
Government grants for the years ended 31 December 2019 and 2018 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of the grants.

(ii)
Impairment losses on long-lived assets for the year ended 31 December 2019 primarily represent impairment losses recognised in the refining segment of RMB 245 million (2018: RMB 353 million), the marketing and distribution segment of RMB 80 million (2018: RMB 264 million), the chemicals segment of RMB 17 million (2018: RMB 1,374 million) and the exploration and production ("E&P") segment of RMB 3 million (2018: RMB 4,274 million). The primary factor resulting in the E&P segment impairment loss in the prior year was downward revision of oil and gas reserve in certain fields. E&P segment determines recoverable amounts of properties, plant and equipment relating to oil and gas producing activities, which include significant judgments and assumptions. The recoverable amounts were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 10.47% (2018: 10.47%). Further future downward revisions to the Group's oil price outlook would lead to further impairments which, in aggregate, are likely to be material. It is estimated that a general decrease of 5% in oil price, with all other variables held constant, would result in additional impairment loss on the Group's properties, plant and equipment relating to oil and gas producing activities by approximately RMB 184 million (2018: RMB 312 million). It is estimated that a general increase of 5% in operating cost, with all other variables held constant, would result in additional impairment loss on the Group's properties, plant and equipment relating to oil and gas producing activities by approximately RMB 180 million (2018: RMB 315 million). It is estimated that a general increase of 5% in discount rate, with all other variables held constant, would result in additional impairment loss on the Group's properties, plant and equipment relating to oil and gas producing activities by approximately RMB 7 million (2018: less RMB 5 million).

9	INTEREST EXPENSE

	2019 RMB million	2018 RMB million
Interest expense incurred	6,954	6,376
Less: Interest expense capitalised*	(1,015)	(493)
	5,939	5,883
Interest expense on lease liabilities	9,646	—
Accretion expenses (Note 35)	1,418	1,438
Interest expense	17,003	7,321
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	2.92% to 4.66%	2.37% to 4.66%

10	INCOME TAX EXPENSE

Income tax expense in the consolidated income statement represents:

	2019 RMB million	2018 RMB million
Current tax
– Provision for the year	14,976	27,176
– Adjustment of prior years	(467)	(719)
Deferred taxation (Note 29)	3,385	(6,244)
	17,894	20,213

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

10	INCOME TAX EXPENSE (Continued)

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	2019 RMB million	2018 RMB million
Profit before taxation	89,927	99,110
Expected PRC income tax expense at a statutory tax rate of 25%	22,482	24,778
Tax effect of non-deductible expenses	2,300	2,351
Tax effect of non-taxable income	(4,458)	(5,033)
Tax effect of preferential tax rate (i)	(2,003)	(1,259)
Effect of income taxes at foreign operations	(312)	77
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(335)	(779)
Tax effect of tax losses not recognised	498	609
Write-down of deferred tax assets	189	188
Adjustment of prior years	(467)	(719)
Actual income tax expense	17,894	20,213

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

11	DIRECTORS' AND SUPERVISORS' EMOLUMENTS

(a)	Directors' and supervisors' emoluments

The emoluments of every director and supervisor is set out below:

	Emoluments paid or receivable in respect of director's other services in connection with the management of the affairs of the Company or its subsidiary undertaking			Emoluments paid or receivable in respect of a person's services as a director, whether of the Company or its subsidiary undertaking
			2019
Name	Salaries, allowances and benefits in kind	Bonuses	Retirement scheme contributions	Directors'/ Supervisors' fee	Total
Directors
Dai Houliang	–	–	–	–	–
Ma Yongsheng	294	1,173	96	–	1,563
Li Yunpeng	–	–	–	–	–
Yu Baocai	–	–	–	–	–
Ling Yiqun	–	–	–	–	–
Liu Zhongyun (i)	–	–	–	–	–
Li Yong	–	–	–	–	–
Independent non-executive directors
Tang Min	–	–	–	350	350
Fan Gang	–	–	–	350	350
Cai Hongbin	–	–	–	350	350
Johnny Karling Ng	–	–	–	350	350
Supervisors
Zhao Dong	–	–	–	–	–
Jiang Zhenying	369	865	88	–	1,322
Yang Changjiang	–	–	–	–	–
Zhang Baolong	–	–	–	–	–
Zou Huiping	369	989	88	–	1,446
Yu Xizhi	369	880	88	–	1,337
Zhou Hengyou	369	874	88	–	1,331
Yu Renming	369	889	88	–	1,346
Total	2,139	5,670	536	1,400	9,745

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

11 DIRECTORS' AND SUPERVISORS' EMOLUMENTS (Continued)

(a)	Directors' and supervisors' emoluments (Continued)

The emoluments of every director and supervisor is set out below: (Continued)

	Emoluments paid or receivable in respect of director's other services in connection with the management of the affairs of the Company or its subsidiary undertaking			Emoluments paid or receivable in respect of a person's services as a director, whether of the Company or its subsidiary undertaking
			2018
Name	Salaries, allowances and benefits in kind	Bonuses	Retirement scheme contributions	Directors'/ Supervisors' fee	Total
	RMB' 000	RMB' 000	RMB' 000	RMB' 000	RMB' 000
Directors
Dai Houliang	224	179	65	–	468
Li Yunpeng	–	–	–	–	–
Yu Baocai	–	–	–	–	–
Ma Yongsheng	53	328	14	–	395
Ling Yiqun	–	–	–	–	–
Liu Zhongyun (i)	–	–	–	–	–
Li Yong	–	–	–	–	–
Wang Zhigang (ii)	21	456	6	–	483
Zhang Haichao (ii)	–	–	–	–	–
Jiao Fangzheng (iii)	–	–	–	–	–
Independent non-executive directors
Tang Min	–	–	–	333	333
Fan Gang	–	–	–	333	333
Cai Hongbin	–	–	–	233	233
Johnny Karling Ng	–	–	–	233	233
Jiang Xiaoming (iv)	–	–	–	125	125
Andrew Y. Yan (iv)	–	–	–	125	125
Supervisors
Zhao Dong	–	–	–	–	–
Jiang Zhenying	–	–	–	–	–
Yang Changjiang	–	–	–	–	–
Zhang Baolong	–	–	–	–	–
Zou Huiping	298	663	74	–	1,035
Zhou Hengyou	174	122	44	–	340
Yu Renming	298	613	74	–	985
Yu Xizhi	298	636	74	–	1,008
Total	1,366	2,997	351	1,382	6,096

Notes:

(i)
Mr. Liu Zhongyun was elected to be director from 15 May 2018. Due to change of working arrangement, Mr. Liu Zhongyun has tendered his resignation as executive director, member of Strategy Committee of the Board and Senior Vice President of the Company from 9 December 2019.

(ii)	Mr. Wang Zhigang ceased being director from 29 January 2018; Mr. Zhang Haichao ceased being director from 29 January 2018.

(iii)	Mr. Jiao Fangzheng ceased being director from 7 June 2018.

(iv)	Mr. Jiang Xiaoming ceased being independent non-executive director from 15 May 2018; Mr. Andrew Y. Yan ceased being independent non-executive director from 15 May 2018.

12	SENIOR MANAGEMENT'S EMOLUMENTS

For the year ended 31 December 2019, the five highest paid individuals in the Company included one director and four senior management. The emolument paid to each of one director and four senior management was above RMB 1,000 thousand. The total salaries, wages and other benefits was RMB 7,294 thousand, and the total amount of their retirement scheme contributions was RMB 448 thousand. For the year ended 31 December
2018, the five highest paid individuals in the Company included two supervisors and three senior management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

13	DIVIDENDS

Dividends payable to shareholders of the Company attributable to the year represent:

	2019 RMB million	2018 RMB million
Dividends declared and paid during the year of RMB 0.12 per share (2018: RMB 0.16 per share)	14,529	19,371
Dividends declared after the balance sheet date of RMB 0.19 per share (2018: RMB 0.26 per share)	23,004	31,479
	37,533	50,850

Pursuant to the Company's Articles of Association and a resolution passed at the Directors' meeting on 23 August 2019, the directors authorised to declare the interim dividends for the year ending 31 December 2019 of RMB 0.12 (2018: RMB 0.16) per share totaling RMB 14,529 million (2018: RMB 19,371 million). Dividends were paid on 17 September 2019.

Pursuant to a resolution passed at the director's meeting on 27 March 2020, final dividends in respect of the year ended 31 December 2019 of RMB 0.19 (2018: RMB 0.26) per share totaling RMB 23,004 million (2018: RMB 31,479 million) were proposed for shareholders' approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to shareholders of the Company attributable to the previous financial year, approved during the year represent:

	2019 RMB million	2018 RMB million
Final cash dividends in respect of the previous financial year, approved during the year of RMB 0.26 per share (2018: RMB 0.40 per share)	31,479	48,428

Pursuant to the shareholders' approval at the Annual General Meeting on 9 May 2019, a final dividend of RMB 0.26 per share totaling RMB 31,479 million according to total shares on 10 June 2019 was approved. All dividends have been paid in the year ended 31 December 2019.

Pursuant to the shareholders' approval at the Annual General Meeting on 15 May 2018, a final dividend of RMB 0.40 per share totaling RMB 48,428 million according to total shares on 4 June 2018 was approved. All dividends have been paid in the year ended 31 December 2018.

14	OTHER COMPREHENSIVE INCOME

		2019			2018
	Before tax amount RMB million	Tax effect RMB million	Net of tax amount RMB million	Before tax amount RMB million	Tax effect RMB million	Net of tax amount RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	5,258	(974)	4,284	(12,500)	2,159	(10,341)
Reclassification adjustments for amounts transferred to the consolidated income statement	853	(196)	657	730	(130)	600
Net movement during the year recognised in other comprehensive income (i)	6,111	(1,170)	4,941	(11,770)	2,029	(9,741)
Changes in the fair value of instruments at fair value through other comprehensive income	(39)	8	(31)	(41)	(12)	(53)
Net movement during the year recognised in other comprehensive income	(39)	8	(31)	(41)	(12)	(53)
Share of other comprehensive loss of associates and joint ventures	(810)	–	(810)	(240)	11	(229)
Foreign currency translation differences	1,480	–	1,480	3,399	–	3,399
Other comprehensive income	6,742	(1,162)	5,580	(8,652)	2,028	(6,624)

Note:

(i)
As at 31 December 2019, cash flow hedge reserve amounted to a gain of RMB 1,102 million (31 December 2018: a loss of RMB 4,932 million), of which a gain of RMB 1,037 million was attribute to shareholders of the Company (31 December 2018: a loss of RMB 4,917 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

15	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2019 is based on the profit attributable to ordinary shareholders of the Company of RMB 57,465 million (2018: RMB 61,618 million) and the weighted average number of shares of 121,071,209,646 (2018:
121,071,209,646) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2019 is based on the profit attributable to ordinary shareholders of the Company (diluted) of RMB 57,465 million (2018: RMB 61,618 million) and the weighted average number of shares of 121,071,209,646 (2018: 121,071,209,646) calculated as follows:

(i)	Profit attributable to ordinary shareholders of the Company (diluted)

	2019 RMB million	2018 RMB million
Profit attributable to ordinary shareholders of the Company	57,465	61,618
Profit attributable to ordinary shareholders of the Company (diluted)	57,465	61,618

(ii)	Weighted average number of shares (diluted)

	2019	2018
	Number of shares	Number of shares
Weighted average number of shares at 31 December	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) at 31 December	121,071,209,646	121,071,209,646
16	PROPERTY, PLANT AND EQUIPMENT

	Plants and buildings RMB million	Oil and gas, properties RMB million	Equipment, machinery and others RMB million	Total RMB million
Cost:
Balance at 1 January 2018	120,013	667,657	940,312	1,727,982
Additions	221	1,567	3,856	5,644
Transferred from construction in progress	3,741	24,366	45,103	73,210
Reclassifications	1,634	138	(1,772)	–
Reclassification to other long-term assets	(483)	–	(3,828)	(4,311)
Disposals	(3,183)	(146)	(18,323)	(21,652)
Exchange adjustments	98	2,142	147	2,387
Balance at 31 December 2018	122,041	695,724	965,495	1,783,260
Balance at 1 January 2019	122,041	695,724	965,495	1,783,260
Additions	160	1,408	3,856	5,424
Transferred from construction in progress	6,192	31,378	54,275	91,845
Reclassifications	1,051	(76)	(975)	–
Invest into the joint ventures and associated companies	(8)	–	(303)	(311)
Reclassification to other long-term assets	(748)	–	(729)	(1,477)
Disposals	(237)	(1,549)	(13,467)	(15,253)
Exchange adjustments	42	667	71	780
Balance at 31 December 2019	128,493	727,552	1,008,223	1,864,268
Accumulated depreciation:
Balance at 1 January 2018	52,200	495,817	529,191	1,077,208
Depreciation for the year	4,038	48,616	47,250	99,904
Impairment losses for the year	274	4,027	1,848	6,149
Reclassifications	494	76	(570)	–
Reclassification to other long-term assets	(120)	–	(1,390)	(1,510)
Written back on disposals	(1,795)	(125)	(16,331)	(18,251)
Exchange adjustments	43	1,877	78	1,998
Balance at 31 December 2018	55,134	550,288	560,076	1,165,498
Balance at 1 January 2019	55,134	550,288	560,076	1,165,498
Depreciation for the year	4,095	36,289	47,583	87,967
Impairment losses for the year	11	–	185	196
Reclassifications	292	(46)	(246)	–
Invest into the joint ventures and associated companies	–	–	(216)	(216)
Reclassification to other long-term assets	3	–	(94)	(91)
Written back on disposals	(763)	(6)	(11,454)	(12,223)
Exchange adjustments	21	667	40	728
Balance at 31 December 2019	58,793	587,192	595,874	1,241,859
Net book value:
Balance at 1 January 2018	67,813	171,840	411,121	650,774
Balance at 31 December 2018	66,907	145,436	405,419	617,762
Balance at 31 December 2019	69,700	140,360	412,349	622,409

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

16	PROPERTY, PLANT AND EQUIPMENT (Continued)

The additions to oil and gas properties of the Group for the year ended 31 December 2019 included RMB 1,408 million (2018: RMB 1,567 million)
of estimated dismantlement costs for site restoration (Note 35).

At December 31, 2019 and December 31, 2018, the Group had no individual substantial property, plant and equipment which have been pledged.

At December 31, 2019 and December 31, 2018, the Group had no individual significant property, plant and equipment which were temporarily idle or pending for disposal.

At December 31, 2019 and December 31, 2018, the Group had no individual significant fully depreciated property, plant and equipment which were still in use.

17	CONSTRUCTION IN PROGRESS

	2019 RMB million	2018 RMB million
Balance at 1 January	136,963	118,645
Additions	144,369	108,555
Dry hole costs written off	(5,831)	(6,921)
Transferred to property, plant and equipment	(91,845)	(73,210)
Reclassification to other long-term assets	(10,086)	(10,066)
Impairment losses for the year	(135)	(28)
Disposals and others	46	(19)
Exchange adjustments	1	7
Balance at 31 December	173,482	136,963

As at 31 December 2019, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 8,961 million (2018: RMB 7,296 million). The geological and geophysical costs paid during the year ended 31
December 2019 were RMB 4,024 million (2018: RMB 3,511 million).

18	RIGHT-OF-USE ASSETS

	Land RMB million	Others RMB million	Total RMB million
Cost:
Change in accounting policy (Note 1(a))	244,588	27,381	271,969
Balance at 1 January 2019	244,588	27,381	271,969
Increase	8,650	7,555	16,205
Decrease	(4,760)	(748)	(5,508)
Balance at 31 December 2019	248,478	34,188	282,666
Accumulated depreciation:
Balance at 1 January 2019	–	–	–
Increase	9,233	5,728	14,961
Decrease	(129)	(26)	(155)
Balance at 31 December 2019	9,104	5,702	14,806
Impairment loss:
Balance at 1 January 2019	–	–	–
Increase	–	–	–
Decrease	–	–	–
Balance at 31 December 2019	–	–	–
Net book value:
Balance at 1 January 2019	244,588	27,381	271,969
Balance at 31 December 2019	239,374	28,486	267,860

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

19	GOODWILL

	31 December 2019 RMB million	31 December 2018 RMB million
Cost	16,558	16,537
Less: Accumulated impairment losses	(7,861)	(7,861)
	8,697	8,676

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group's cash-generating units:

	Principal activities	31 December 2019 RMB million	31 December 2018 RMB million
Sinopec Zhenhai Refining and Chemical Branch ("Sinopec Zhenhai")	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited ("Shanghai SECCO")	Production and sale of petrochemical products	2,541	2,541
Sinopec Beijing Yanshan Petrochemical Branch ("Sinopec Yanshan")	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Other units without individually significant goodwill		1,109	1,088
		8,697	8,676

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 11.0% to 11.9% (2018: 11.7% to
12.3%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no major impairment loss was recognised.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management's expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

20	INTEREST IN ASSOCIATES

The Group's investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC.

The Group's principal associates are as follows:

Name of company	% of ownership interests	Principal activities	Measurement method	Country of incorporation	Principal place of business
Sinopec Sichuan To East China Gas Pipeline Co., Ltd. ("Pipeline Ltd")	50.00	Operation of natural gas pipelines and auxiliary facilities	Equity method	PRC	PRC
Sinopec Finance Company Limited ("Sinopec Finance")	49.00	Provision of non-banking financial services	Equity method	PRC	PRC
PAO SIBUR Holding ("SIBUR") (i)	10.00	Processing natural gas and manufacturing petrochemical products	Equity method	Russia	Russia
Zhongtian Synergetic Energy Company Limited ("Zhongtian Synergetic Energy")	38.75	Mining coal and manufacturing of coal-chemical products	Equity method	PRC	PRC
Caspian Investments Resources Ltd. ("CIR")	50.00	Crude oil and natural gas extraction	Equity method	British Virgin Islands	The Republic of Kazakhstan

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

20	INTEREST IN ASSOCIATES (Continued)

Summarised financial information and reconciliation to their carrying amounts in respect of the Group's principal associates:

	Pipeline Ltd		Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		Sinopec SABIC Tianjin
	31 December 2019 RMB million	31 December 2018 RMB million	31 December 2019 RMB million	31 December 2018 RMB million	31 December 2019 RMB million	31 December 2018 RMB million	31 December 2019 RMB million	31 December 2018 RMB million	31 December 2019 RMB million	31 December 2018 RMB million
Current assets	13,245	12,498	180,383	209,837	31,634	22,502	4,219	7,477	7,612	6,712
Non-current assets	37,842	39,320	18,926	16,359	182,646	170,796	56,424	49,961	971	1,828
Current liabilities	(721)	(1,020)	(170,621)	(200,402)	(31,295)	(23,293)	(13,887)	(7,252)	(936)	(961)
Non-current liabilities	(2,910)	(3,026)	(582)	(332)	(71,289)	(58,628)	(26,227)	(31,436)	(166)	(673)
Net assets	47,456	47,772	28,106	25,462	111,696	111,377	20,529	18,750	7,481	6,906
Net assets attributable to owners of the Company	47,456	47,772	28,106	25,462	111,250	110,860	20,529	18,750	7,481	6,906
Net assets attributable to non-controlling interests	–	–	–	–	446	517	–	–	–	–
Share of net assets from associates	23,728	23,886	13,772	12,476	11,125	11,086	7,955	7,266	3,741	3,453
Carrying Amounts	23,728	23,886	13,772	12,476	11,125	11,086	7,955	7,266	3,741	3,453

Summarised statement of comprehensive income

Year ended 31 December	Pipeline Ltd		Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		Sinopec SABIC Tianjin
	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million
Turnover	5,008	4,746	4,966	4,536	56,706	59,927	13,329	12,235	2,334	2,856
Profit for the year	2,191	2,022	2,234	1,868	6,513	10,400	1,994	1,142	424	583
Other comprehensive income/(loss)	–	–	411	(157)	(1,435)	6,410	–	–	151	116
Total comprehensive income	2,191	2,022	2,645	1,711	5,078	16,810	1,994	1,142	575	699
Dividends declared by associates	1,259	1,207	–	490	468	271	219	–	–	–
Share of profit from associates	1,096	1,011	1,095	915	651	1,040	773	443	212	292
Share of other comprehensive income/(loss) from associates (ii)	–	–	201	(77)	(144)	641	–	–	76	58

The share of profit and other comprehensive loss for the year ended 31 December 2019 in all individually immaterial associates accounted for using equity method in aggregate was RMB 4,565 million (2018: RMB 3,550 million) and RMB 155 million (2018: RMB 844 million) respectively. As at 31 December 2019, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 35,416 million (2018: RMB 31,370 million).

Notes:

(i)	Sinopec is able to exercise significant influence in SIBUR since Sinopec has a member in SIBUR's Board of Director and has a member in SIBUR's Management Board.

(ii)	Including foreign currency translation differences.

21	INTEREST IN JOINT VENTURES

The Group's principal interests in joint ventures are as follows:

Name of entity	% of ownership interests	Principal activities	Measurement method	Country of incorporation	Principal place of business
Fujian Refining & Petrochemical Company Limited ("FREP")	50.00	Manufacturing refining oil products	Equity method	PRC	PRC
BASF-YPC Company Limited ("BASF-YPC")	40.00	Manufacturing and distribution of petrochemical products	Equity method	PRC	PRC
Taihu Limited ("Taihu")	49.00	Crude oil and natural gas extraction	Equity method	Cyprus	Russia
Yanbu Aramco Sinopec Refining Company Ltd. ("YASREF")	37.50	Petroleum refining and processing business	Equity method	Saudi Arabia	Saudi Arabia
Sinopec SABIC Tianjin Petrochemical Company Limited ("Sinopec SABIC Tianjin")	50.00	Manufacturing and distribution of petrochemical products	Equity method	PRC	PRC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

21	INTEREST IN JOINT VENTURES (Continued)

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group's principal joint ventures:

		FREP		BASF-YPC		Taihu		YASREF	Sinopec SABIC Tianjin
	31 December 2019 RMB million	31 December 2018 RMB million	31 December 2019 RMB million	31 December 2018 RMB million	31 December 2019 RMB million	31 December 2018 RMB million	31 December 2019 RMB million	31 December 2018 RMB million	31 December 2019 RMB million	31 December 2018 RMB million
Current assets
Cash and cash equivalents	5,603	7,388	1,154	1,582	4,485	3,406	733	930	3,242	5,110
Other current assets	11,977	9,248	4,937	5,795	2,336	3,689	11,311	10,267	4,501	4,007
Total current assets	17,580	16,636	6,091	7,377	6,821	7,095	12,044	11,197	7,743	9,117
Non-current assets	17,267	19,271	10,498	11,086	10,453	9,216	50,548	51,873	14,878	13,990
Current liabilities
Current financial liabilities	(1,280)	(1,200)	(237)	(725)	(57)	(59)	(7,445)	(4,806)	(500)	(500)
Other current liabilities	(7,090)	(4,939)	(1,808)	(1,822)	(1,815)	(2,124)	(12,504)	(12,217)	(2,896)	(2,507)
Total current liabilities	(8,370)	(6,139)	(2,045)	(2,547)	(1,872)	(2,183)	(19,949)	(17,023)	(3,396)	(3,007)
Non-current liabilities
Non-current financial liabilities	(11,185)	(12,454)	–	(218)	(125)	(72)	(29,445)	(32,364)	(4,592)	(3,651)
Other non-current liabilities	(290)	(279)	(35)	(17)	(1,984)	(2,271)	(1,963)	(937)	(368)	(331)
Total non-current liabilities	(11,475)	(12,733)	(35)	(235)	(2,109)	(2,343)	(31,408)	(33,301)	(4,960)	(3,982)
Net assets	15,002	17,035	14,509	15,681	13,293	11,785	11,235	12,746	14,265	16,118
Net assets attributable to owners of the company	15,002	17,035	14,509	15,681	12,829	11,373	11,235	12,746	14,265	16,118
Net assets attributable to non-controlling interests	–	–	–	–	464	412	–	–	–	–
Share of net assets from joint ventures	7,501	8,518	5,804	6,272	6,286	5,573	4,213	4,780	7,133	8,059
Carrying Amounts	7,501	8,518	5,804	6,272	6,286	5,573	4,213	4,780	7,133	8,059

Summarised statement of comprehensive income

Year ended 31 December	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million
Turnover	57,047	52,469	19,590	21,574	15,222	14,944	75,940	77,561	20,541	23,501
Depreciation, depletion and amortisation	(2,541)	(2,250)	(1,474)	(1,521)	(629)	(664)	(3,048)	(2,823)	(1,094)	(1,104)
Interest income	124	157	32	41	94	141	58	101	171	169
Interest expense	(597)	(647)	(26)	(43)	(265)	(151)	(1,470)	(1,382)	(134)	(167)
Profit/(loss) before taxation	964	3,920	2,314	3,625	3,320	3,493	(1,292)	(1,569)	2,178	3,916
Tax expense	(197)	(935)	(579)	(897)	(708)	(729)	(8)	(249)	(533)	(993)
Profit/(loss) for the year	767	2,985	1,735	2,728	2,612	2,764	(1,300)	(1,818)	1,645	2,923
Other comprehensive (loss)/income	–	–	–	–	(1,105)	921	(261)	1,059	–	–
Total comprehensive income/(loss)	767	2,985	1,735	2,728	1,507	3,685	(1,561)	(759)	1,645	2,923
Dividends declared by joint ventures	1,400	1,200	1,224	1,226	–	–	–	–	1,750	–
Share of net profit/(loss) from joint ventures	384	1,493	694	1,091	1,235	1,307	(488)	(682)	823	1,462
Share of other comprehensive (loss)/income from joint ventures (i)	–	–	–	–	(522)	435	(98)	397	–	–

The share of profit and other comprehensive loss for the year ended 31 December 2019 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 1,737 million (2018: RMB 2,052 million) and RMB 168 million (2018: RMB 839 million) respectively. As at 31 December 2019, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB
25,530 million (2018: RMB 22,982 million).

Note:

(i)	Including foreign currency translation differences.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

22	LONG-TERM PREPAYMENTS AND OTHER ASSETS

	31 December 2019 RMB million	31 December 2018 RMB million
Operating rights of service stations	34,013	34,934
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	1,562	26,513
Prepayments for construction projects to third parties	3,926	5,502
Others (i)	25,925	24,459
	65,426	91,408

Note:

(i)	Others mainly comprise catalyst expenditures and improvement expenditures of property, plant and equipment.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	2019 RMB million	2018 RMB million
Operating rights of service stations
Cost:
Balance at 1 January	52,216	48,613
Additions	1,494	3,948
Decreases	(161)	(345)
Balance at 31 December	53,549	52,216
Accumulated amortisation:
Balance at 1 January	17,282	14,345
Additions	2,357	3,019
Decreases	(103)	(82)
Balance at 31 December	19,536	17,282
Net book value at 31 December	34,013	34,934

23	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	31 December 2019 RMB million	31 December 2018 RMB million
Structured deposits	3,318	25,550
Equity investments, listed and at quoted market price	1	182
	3,319	25,732

The financial assets are the structured deposits with financial institutions, which are presented as current assets since they are expected to be expired within 12 months from the end of the reporting period.

24	DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps contracts. See Note 42.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

25	TRADE ACCOUNTS RECEIVABLE AND BILLS RECEIVABLE

	31 December 2019 RMB million	31 December 2018 RMB million
Amounts due from third parties	43,728	50,108
Amounts due from Sinopec Group Company and fellow subsidiaries	6,570	3,170
Amounts due from associates and joint ventures	6,415	4,321
	56,713	57,599
Less: Impairment losses for bad and doubtful debts	(1,848)	(606)
Trade accounts receivable, net	54,865	56,993
Bills receivable	–	7,886
	54,865	64,879

The ageing analysis of trade accounts receivable and bills receivable (net of impairment losses for bad and doubtful debts) is as follows:

	31 December 2019 RMB million	31 December 2018 RMB million
Within one year	54,517	64,317
Between one and two years	190	353
Between two and three years	64	124
Over three years	94	85
	54,865	64,879

Impairment losses for bad and doubtful debts are analysed as follows:

	2019 RMB million	2018 RMB million
Balance at 1 January	606	612
Provision for the year	1,566	83
Written back for the year	(283)	(77)
Written off for the year	(41)	(19)
Others	–	7
Balance at 31 December	1,848	606

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from
Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivable (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

Information about the impairment of trade accounts receivable and bills receivable and the Group's exposure to credit risk can be found in Note 42.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

26	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	31 December 2019 RMB million	31 December 2018 RMB million
Non-current assets
Unlisted equity instruments	1,431	1,323
Listed equity instruments	90	127
Current assets
Trade accounts receivable and bills receivable (i)	8,622	–
	10,143	1,450

Note:

(i)
As at 31 December 2019, bills receivable and certain trade accounts receivable were classified as financial assets at FVOCI, as the Group's business model is achieved both by collecting contractual cash flows and selling of these assets.

27	INVENTORIES

	31 December 2019 RMB million	31 December 2018 RMB million
Crude oil and other raw materials	88,465	85,469
Work in progress	12,615	13,690
Finished goods	91,368	88,929
Spare parts and consumables	2,576	2,872
	195,024	190,960
Less: Allowance for diminution in value of inventories	(2,582)	(6,376)
	192,442	184,584

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 2,450,911 million for the year ended 31 December 2019 (2018: RMB 2,366,199 million). It includes the write-down of inventories of RMB 1,616 million mainly related to finished goods (2018: RMB 5,535 million mainly related to crude oil, finished goods and work in progress of refined oil products and chemical products).

28	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	31 December 2019 RMB million	31 December 2018 RMB million
Other receivables	25,586	26,455
Advances to suppliers	5,066	5,937
Value-added input tax to be deducted	25,313	21,331
Prepaid income tax	1,879	300
	57,844	54,023

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

29	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities before offset are attributable to the items detailed in the table below:

	Deferred tax assets		Deferred tax liabilities
	31 December 2019 RMB million	31 December 2018 RMB million	31 December 2019 RMB million	31 December 2018 RMB million
Receivables and inventories	2,546	2,563	–	–
Payables	1,142	1,808	–	–
Cash flow hedges	116	1,131	(384)	(27)
Property, plant and equipment	16,463	15,427	(12,317)	(8,666)
Tax losses carried forward	3,594	3,709	–	–
Financial assets at fair value through other comprehensive income	131	117	(7)	(1)
Intangible assets	595	474	(508)	(535)
Others	318	174	(882)	(428)
Deferred tax assets/(liabilities)	24,905	25,403	(14,098)	(9,657)

As at 31 December 2019, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 16,605 million (2018: RMB 18,308 million), of which RMB 1,992 million (2018: RMB 2,437 million) was incurred for the year ended 31 December 2019, because it was not probable that the future taxable profits will be realised. These deductible losses carried forward of RMB 3,163 million, RMB 3,156 million, RMB 5,938 million, RMB 2,356 million and RMB 1,992 million will expire in 2020, 2021, 2022, 2023,2024 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2019, write-down of deferred tax assets amounted to RMB 189 million (2018: RMB 188 million) (Note 10).

Movements in the deferred tax assets and liabilities are as follows:

	Balance at 1 January 2018 RMB million	Recognised in consolidated income statement RMB million	Recognised in other comprehensive income RMB million	Others RMB million	Transferred from reserve RMB million	Balance at 31 December 2018 RMB million
Receivables and inventories	381	2,176	3	3	–	2,563
Payables	1,925	(117)	–	–	–	1,808
Cash flow hedges	115	(10)	2,029	1	(1,031)	1,104
Property, plant and equipment	4,222	2,650	(130)	19	–	6,761
Tax losses carried forward	2,325	1,414	6	(36)	–	3,709
Available-for-sale financial assets	117	–	–	(117)	–	–
Financial assets at fair value through other comprehensive income	–	–	(1)	117	–	116
Intangible assets	(336)	273	–	2	–	(61)
Others	(84)	(142)	(2)	(26)	–	(254)
Net deferred tax assets/(liabilities)	8,665	6,244	1,905	(37)	(1,031)	15,746

	Balance at 1 January 2019 RMB million	Recognised in consolidated income statement RMB million	Recognised in other comprehensive income RMB million	Others RMB million	Transferred from reserve RMB million	Balance at 31 December 2019 RMB million
Receivables and inventories	2,563	(17)	–	–	–	2,546
Payables	1,808	(667)	–	1	–	1,142
Cash flow hedges	1,104	73	(1,195)	–	(250)	(268)
Property, plant and equipment	6,761	(2,575)	(39)	(1)	–	4,146
Tax losses carried forward	3,709	(151)	38	(2)	–	3,594
Financial assets at fair value through other comprehensive income	116	–	8	–	–	124
Intangible assets	(61)	148	–	–	–	87
Others	(254)	(196)	(49)	(65)	–	(564)
Net deferred tax assets/(liabilities)	15,746	(3,385)	(1,237)	(67)	(250)	10,807

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	31 December 2019 RMB million	31 December 2018 RMB million
Third parties' debts
Short-term bank loans	25,709	17,088
RMB denominated	25,619	13,201
US Dollar ("USD") denominated	90	3,887
Short-term other loans	22	300
RMB denominated	22	300
Current portion of long-term bank loans	1,790	12,074
RMB denominated	1,765	12,039
USD denominated	25	35
Current portion of long-term corporate bonds	13,000	–
RMB denominated	13,000	–
	14,790	12,074
	40,521	29,462
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	5,465	27,304
RMB denominated	2,709	3,061
USD denominated	2,236	22,780
Hong Kong Dollar ("HKD") denominated	495	1,441
EUR denominated	25	22
Current portion of long-term loans	37,824	4,361
RMB denominated	37,824	4,361
	43,289	31,665
	83,810	61,127

The Group's weighted average interest rates on short-term loans were 3.11% (2018: 3.37%) per annum at 31 December 2019. The above borrowings are unsecured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

30	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts represent:

Interest rate and final maturity		31 December 2019 RMB million	31 December 2018 RMB million
Third parties' debts
Long-term bank loans
RMB denominated	Interest rates ranging from 1.08% to 5.23% per annum at 31 December 2019 with maturities through 2034	31,714	31,025
USD denominated	Interest rates ranging from 1.55% to 4.29% per annum at 31 December 2019 with maturities through 2031	75	109
		31,789	31,134
Corporate bonds (i)
RMB denominated	Fixed interest rates ranging from 3.70% to 4.90% per annum at 31 December 2019 with maturity through 2022	20,000	20,000
USD denominated	Fixed interest rates ranging from 3.13% to 4.25% per annum at 31 December 2019 with maturities through 2043	12,157	11,951
		32,157	31,951
Total third parties' long-term debts		63,946	63,085
Less: Current portion		(14,790)	(12,074)
		49,156	51,011
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from interest free to 5.50% per annum at 31 December 2019 with maturities through 2034	47,450	46,877
Less: Current portion		(37,824)	(4,361)
		9,626	42,516
		58,782	93,527

Short-term and long-term bank loans, short-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

Note:

(i)	These corporate bonds are carried at amortised cost. As at 31 December 2019, RMB 12,157 million (2018: RMB 11,951 million) (USD denominated corporate bonds) are guaranteed by Sinopec Group Company.

31	LEASE LIABILITIES

	31 December 2019 RMB million	1 January 2019 RMB million
Lease liabilities
Current	15,198	13,894
Non-current	177,674	184,670
	192,872	198,564

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

32	TRADE ACCOUNTS PAYABLE AND BILLS PAYABLE

	31 December 2019 RMB million	31 December 2018 RMB million
Amounts due to third parties	166,480	170,818
Amounts due to Sinopec Group Company and fellow subsidiaries	11,370	9,142
Amounts due to associates and joint ventures	10,108	6,381
	187,958	186,341
Bills payable	11,834	6,416
Trade accounts payable and bills payable measured at amortised cost	199,792	192,757

The ageing analysis of trade accounts payable and bills payable is as follows:

	31 December 2019 RMB million	31 December 2018 RMB million
Within 1 month or on demand	185,377	182,763
Between 1 month and 6 months	8,808	6,670
Over 6 months	5,607	3,324
	199,792	192,757

33	CONTRACT LIABILITIES

As at 31 December 2019, the Group's contract liabilities primarily represent advances from customers. Related performance obligations are satisfied and revenue is recognised within one year.

34	OTHER PAYABLES

	31 December 2019 RMB million	31 December 2018 RMB million
Salaries and welfare payable	4,769	7,312
Interest payable	612	634
Payables for constructions	50,612	54,992
Other payables	22,778	22,852
Financial liabilities carried at amortised costs	78,771	85,790
Taxes other than income tax	66,075	80,361
	144,846	166,151

35	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has mainly committed to the PRC government to establish certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group's obligations for the dismantlement of its oil and gas properties is as follow:

	2019 RMB million	2018 RMB million
Balance at 1 January	42,007	39,407
Provision for the year	1,408	1,567
Accretion expenses	1,418	1,438
Decrease for the year	(2,439)	(598)
Exchange adjustments	44	193
Balance at 31 December	42,438	42,007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

36	SHARE CAPITAL

	31 December 2019 RMB million	31 December 2018 RMB million
Registered, issued and fully paid
95,557,771,046 listed A shares (2018: 95,557,771,046) of RMB 1.00 each	95,558	95,558
25,513,438,600 listed H shares (2018: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and
25,805,750 American Depositary Shares ("ADSs", each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of
188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares ("the Placing") with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from the share premium for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group's capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management's strategy is to make appropriate adjustments according to the Group's operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2019, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 7.4% (2018:
11.5%) and 50.1% (2018: 46.2%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 30 and 37, respectively.

There were no changes in the management's approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

37	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and other assets under non-cancellable operating leases expiring within three months to thirty years. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contains escalation provisions that may require higher future rental payments.

From 1 January 2019, the Group has recognised right-of-use assets for these leases, except for short-term and low-value leases, see Note 1(a) and Note 18 for further information.

As at 31 December 2019 and 2018, the future minimum lease payments under operating leases are as follows:

	31 December 2019 RMB million	31 December 2018 RMB million
Within one year	–	15,625
Later than one year but not later than five years	–	55,882
Later than five years	–	281,287
	–	352,794

Capital commitments

At 31 December 2019 and 2018, capital commitments of the Group are as follows:

	31 December 2019 RMB million	31 December 2018 RMB million
Authorised and contracted for (i)	138,088	141,045
Authorised but not contracted for	63,967	54,392
	202,055	195,437

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 6,100 million (2018: RMB 5,553 million).

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group's exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed. Expenses recognised were approximately RMB 179 million for the year ended 31 December 2019 (2018: RMB 231 million).

Estimated future annual payments are as follows:

	31 December 2019 RMB million	31 December 2018 RMB million
Within one year	302	380
Between one and two years	69	79
Between two and three years	34	33
Between three and four years	30	28
Between four and five years	29	28
Thereafter	845	852
	1,309	1,400

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

37	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Contingent liabilities

At 31 December 2019 and 2018, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	31 December 2019 RMB million	31 December 2018 RMB million
Joint ventures	7,100	5,033
Associates (ii)	10,140	12,168
Others (iii)	–	7,197
	17,240	24,398

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss will occur, and recognises any such losses under guarantees when those losses are reliably estimable. At 31 December 2019 and 2018, the Group estimates that there is no need to pay for the guarantees. Thus no liability has been accrued for a loss related to the Group's obligation under these guarantee arrangements.

Notes:

(ii)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy Company Limited ("Zhongtian Synergetic Energy") by banks amount to RMB 17,050 million. As at 31 December 2019, the amount withdrawn by Zhongtian Synergetic Energy and guaranteed by the Group was RMB 10,140 million (2018: RMB 12,168 million).

(iii)
The Group provided a guarantee in respect to the loan of New Bright International Development Limited borrowed from Sinopec Overseas Oil & Gas Limited. As at 31 December 2019, the loan agreement was terminated, in consequence, the guarantee agreement was terminated.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management's ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas,whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group paid normal routine pollutant discharge fees of approximately RMB 9,235 million in the consolidated financial statements for the year ended 31 December 2019 (2018: RMB 7,940 million).

Legal contingencies

The Group is defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

38	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

	Note	2019 RMB million	2018 RMB million
Sales of goods	(i)	295,532	272,789
Purchases	(ii)	197,308	192,224
Transportation and storage	(iii)	8,206	7,319
Exploration and development services	(iv)	33,310	23,489
Production related services	(v)	38,668	28,472
Ancillary and social services	(vi)	3,098	6,664
Operating lease charges for land	(vii)	–	7,765
Operating lease charges for buildings	(vii)	–	521
Other operating lease charges	(vii)	–	869
Agency commission income	(viii)	116	113
Interest income	(ix)	1,066	848
Interest expense	(x)	1,334	1,110
Net deposits withdrawn from related parties	(ix)	5,350	6,457
Net funds obtained from related parties	(xi)	3,438	31,684

The amounts set out in the table above in respect of the year ended 31 December 2019 and 2018 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the year ended 31 December 2019 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 159,086 million (2018: RMB 140,427 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 142,433 million (2018: RMB 123,772 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 3,097 million (2018: RMB 6,664 million), lease charges for land, buildings and others paid by the Group of RMB 11,330 million, RMB 509 million and RMB 383 million (2018: RMB 7,636 million, RMB 643 million and RMB 602 million), respectively and interest expenses of RMB 1,334 million (2018: RMB 1,110 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 74,453 million (2018: RMB 59,472 million), comprising RMB 73,365 million (2018: RMB 58,606 million) for sales of goods, RMB 1,066 million (2018: RMB
848 million) for interest income and RMB 22 million (2018: RMB 18 million) for agency commission income.

For the year ended 31 December 2019, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognised for the year ended 31 December 2019 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB 8,518 million.

For the year ended 31 December 2019, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land, buildings and others are RMB 11,333 million, RMB 518 million and RMB 468 million (2018: RMB 7,636 million, RMB
653 million and RMB 836 million).

As at 31 December 2019 and 2018, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the guarantees disclosed in Note 37. Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 37.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

38	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)
Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities. (iv)  Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management, environmental protection and management services.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, and property maintenance.

(vii)
Operating lease charges represent the rental incurred for operating leases in respect of land, buildings and equipment leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures. No lease charges have incurred during the current year because of the adoption of IFRS 16 Leases.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2019 was RMB 35,707 million (2018: RMB 41,057 million).

(x)
Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries. (xi) The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2019. The terms of these agreements are summarised as follows:

•
The Company has entered into a non-exclusive "Agreement for Mutual Provision of Products and Ancillary Services" ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

(1)	the government-prescribed price;

(2)	where there is no government-prescribed price, the government-guidance price;

(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

•
The Company has entered into a non-exclusive "Agreement for Provision of Cultural and Educational, Health Care and Community Services" with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

•
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

•
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

•
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

38	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

•
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Fifth Supplementary Agreement and the Fourth Revised Memorandum of land use rights leasing contract on 24 August 2018, which took effect on 1 January 2019 and made adjustment to "Mutual Supply Agreement", "Agreement for Provision of Cultural and Educational, Health Care and Community Services", "Buildings Leasing Contract", "Intellectual Property Contract" and "Land Use Rights Leasing Contract", etc.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	31 December 2019 RMB million	31 December 2018 RMB million
Trade accounts receivable and bills receivable	12,968	7,555
Financial assets at fair value through other comprehensive income	407	–
Prepaid expenses and other current assets	12,723	7,665
Long-term prepayments and other assets	734	23,482
Total	26,832	38,702
Trade accounts payable and bills payable	25,296	17,530
Contract liabilities	4,464	3,273
Other payables	16,141	18,160
Other long-term liabilities	–	12,470
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	43,289	31,665
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	9,626	42,516
Lease liabilities (including to be paid within one year)	171,402	—
Total	270,218	125,614

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 30.

Financial Statements (International)
As at 31 December 2019, the current portion of long-term loans mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from Sinopec Group Company (a state-owned enterprise) through Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As at and for the year ended 31 December 2019, and as at and for the year ended 31 December 2018, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the
Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	2019 RMB' 000	2018 RMB' 000
Short-term employee benefits	9,209	5,745
Retirement scheme contributions	536	351
	9,745	6,096

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group's employee benefits plan are disclosed in Note 39. As at 31 December 2019 and 2018, the accrual for the contribution to post-employment benefit plans was not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

38	RELATED PARTY TRANSACTIONS (Continued)

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as "state-controlled entities").

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets;

•	depositing and borrowing money; and

•	uses of public utilities.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled.

39	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 13.0% to 20.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 8% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the year ended 31 December 2019 were RMB 11,665 million (2018: RMB
9,296 million).

40	SEGMENT REPORTING

Financial Statements (International)
Segment information is presented in respect of the Group's business segments. The format is based on the Group's management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group's chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/ or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

40	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group's chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group's policy.

Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term debts, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

Information of the Group's reportable segments is as follows:

	2019 RMB million	2018 RMB million
Turnover
Exploration and production
External sales	111,114	93,499
Inter-segment sales	89,315	95,954
	200,429	189,453
Refining
External sales	141,674	148,930
Inter-segment sales	1,077,018	1,109,088
	1,218,692	1,258,018
Marketing and distribution
External sales	1,393,557	1,408,989
Inter-segment sales	4,159	5,224
	1,397,716	1,414,213
Chemicals
External sales	425,508	457,406
Inter-segment sales	54,865	73,835
	480,373	531,241
Corporate and others
External sales	828,635	716,789
Inter-segment sales	654,337	650,271
	1,482,972	1,367,060
Elimination of inter-segment sales	(1,879,694)	(1,934,372)
Turnover	2,900,488	2,825,613
Other operating revenues
Exploration and production	10,283	10,738
Refining	5,464	5,389
Marketing and distribution	33,247	32,424
Chemicals	14,861	15,492
Corporate and others	1,850	1,523
Other operating revenues	65,705	65,566
Turnover and other operating revenues	2,966,193	2,891,179

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

40	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2019 RMB million	2018 RMB million
Result
Operating profit/(loss)
By segment
– Exploration and production	9,284	(10,107)
– Refining	30,632	54,827
– Marketing and distribution	29,107	23,464
– Chemicals	17,151	27,007
– Corporate and others	64	(9,293)
– Elimination	(40)	(3,634)
Total segment operating profit	86,198	82,264
Share of profits/(losses) from associates and joint ventures
– Exploration and production	3,167	2,598
– Refining	(640)	109
– Marketing and distribution	3,309	3,155
– Chemicals	4,611	6,298
– Corporate and others	2,330	1,814
Aggregate share of profits from associates and joint ventures	12,777	13,974
Investment (losses)/income
– Exploration and production	(19)	(3)
– Refining	59	315
– Marketing and distribution	73	43
– Chemicals	578	596
– Corporate and others	228	920
Aggregate investment income	919	1,871
Net finance costs	(9,967)	1,001
Profit before taxation	89,927	99,110

	31 December 2019 RMB million	31 December 2018 RMB million
Assets
Segment assets
– Exploration and production	410,950	321,686
– Refining	321,080	271,356
– Marketing and distribution	399,242	317,641
– Chemicals	175,884	156,865
– Corporate and others	131,686	152,799
Total segment assets	1,438,842	1,220,347
Interest in associates and joint ventures	152,204	145,721
Financial assets at fair value through other comprehensive income	1,521	1,450
Deferred tax assets	17,616	21,694
Cash and cash equivalents, time deposits with financial institutions	127,927	167,015
Other unallocated assets	16,961	36,081
Total assets	1,755,071	1,592,308
Liabilities
Segment liabilities
– Exploration and production	167,933	94,170
– Refining	122,264	103,809
– Marketing and distribution	226,531	159,536
– Chemicals	54,462	37,413
– Corporate and others	137,881	144,216
Total segment liabilities	709,071	539,144
Short-term debts	40,521	29,462
Income tax payable	3,264	6,699
Long-term debts	49,156	51,011
Loans from Sinopec Group Company and fellow subsidiaries	52,915	74,181
Deferred tax liabilities	6,809	5,948
Other unallocated liabilities	17,500	29,328
Total liabilities	879,236	735,773

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

40	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2019 RMB million	2018 RMB million
Capital expenditure
Exploration and production	61,739	42,155
Refining	31,372	27,908
Marketing and distribution	29,566	21,429
Chemicals	22,438	19,578
Corporate and others	1,979	6,906
Depreciation, depletion and amortisation	147,094	117,976
Exploration and production	50,732	60,331
Refining	19,676	18,164
Marketing and distribution	21,572	16,296
Chemicals	13,966	13,379
Corporate and others	2,866	1,797
Impairment losses on long-lived assets	108,812	109,967
Exploration and production	3	4,274
Refining	245	353
Marketing and distribution	80	264
Chemicals	17	1,374
Corporate and others	–	16
	345	6,281

(2)	Geographical information

The following tables set out information about the geographical information of the Group's external sales and the Group's non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2019 RMB million	2018 RMB million
External sales
Mainland China	2,131,078	2,119,580
Singapore	505,672	395,129
Others	329,443	376,470
	2,966,193	2,891,179

	31 December 2019 RMB million	31 December 2018 RMB million
Non-current assets
Mainland China	1,235,676	989,668
Others	52,705	50,892
	1,288,381	1,040,560

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

41	PRINCIPAL SUBSIDIARIES

As at 31 December 2019, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

Name of company	Particulars of issued capital (million)	Interests held by Company %	Interests held by the non-controlling interests %	Principal activities
Sinopec Great Wall Energy & Chemical Company Limited	RMB 22,761	100.00	–	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB 15,651	100.00	–	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Pipeline Storage & Transportation Company Limited	RMB 12,000	100.00	–	Pipeline storage and transportation of crude oil
Sinopec Overseas Investment Holding Limited ("SOIH")	USD 1,662	100.00	–	Investment holding of overseas business
Sinopec International Petroleum Exploration and Production Limited ("SIPL")	RMB 8,000	100.00	–	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Yizheng Chemical Fibre Limited Liability Company	RMB 4,000	100.00	–	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	RMB 3,374	100.00	–	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
China International United Petroleum and Chemical Company Limited	RMB 5,000	100.00	–	Trading of crude oil and petrochemical products
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	–	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Catalyst Company Limited	RMB 1,500	100.00	–	Production and sale of catalyst products
China Petrochemical International Company Limited	RMB 1,400	100.00	–	Trading of petrochemical products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	–	Marketing and distribution of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB 5,294	98.98	1.02	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	RMB 9,628	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Marketing Company Limited ("Marketing Company")	RMB 28,403	70.42	29.58	Marketing and distribution of refined petroleum products
Shanghai SECCO	RMB 7,801	67.60	32.40	Production and sale of petrochemical products
Sinopec-SK (Wuhan) Petrochemical Company Limited ("Sinopec-SK")	RMB 7,193	59.00	41.00	Production, sale, research and development of petrochemical products, ethylene and downstream byproducts
Sinopec Kantons Holdings Limited ("Sinopec Kantons")	HKD 248	60.33	39.67	Provision of crude oil jetty services and natural gas pipeline transmission services
Gaoqiao Petrochemical Company Limited	RMB 10,000	55.00	45.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Shanghai Petrochemical Company Limited ("Shanghai Petrochemical")	RMB 10,824	50.44	49.56	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited ("Fujian Petrochemical") (i)	RMB 8,140	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong SAR respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC. All of the above principal subsidiaries are limited companies.

Note:

(i)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

41	PRINCIPAL SUBSIDIARIES (Continued)

Summarised financial information on subsidiaries with material non-controlling interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has non-controlling interests that are material to the Group.

Summarised consolidated balance sheet

Year ended 31 December	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	At 31 December2019 RMB million	At 31 December2018 RMB million	At 31 December2019 RMB million	At 31 December2018 RMB million	At 31 December2019 RMB million	At 31 December2018 RMB million	At 31 December2019 RMB million	At 31 December2018 RMB million	At 31 December2019 RMB million	At 31 December2018 RMB million	At 31 December2019 RMB million	At 31 December2018 RMB million	At 31 December2019 RMB million	At 31 December2018 RMB million
Current assets	129,266	130,861	19,151	16,731	22,309	25,299	1,788	816	1,284	1,209	11,858	9,537	5,337	2,750
Current liabilities	(192,106)	(181,766)	(456)	(483)	(15,479)	(13,913)	(804)	(50)	(2,961)	(3,722)	(3,196)	(2,233)	(15,037)	(2,333)
Net current (liabilities)/assets	(62,840)	(50,905)	18,695	16,248	6,830	11,386	984	766	(1,677)	(2,513)	8,662	7,304	(9,700)	417
Non-current assets	340,356	261,062	13,234	38,020	23,185	19,087	11,558	11,444	12,777	12,895	11,473	12,301	21,567	12,612
Non-current liabilities	(58,732)	(2,086)	(16,952)	(31,050)	(21)	(10)	(688)	(688)	(158)	(132)	(1,627)	(1,698)	(7)	–
Net non-current
assets/(liabilities)	281,624	258,976	(3,718)	6,970	23,164	19,077	10,870	10,756	12,619	12,763	9,846	10,603	21,560	12,612
Net assets	218,784	208,071	14,977	23,218	29,994	30,463	11,854	11,522	10,942	10,250	18,508	17,907	11,860	13,029
Attributable to owners of the Company	148,256	141,244	6,308	5,266	14,998	15,295	5,927	5,761	6,583	6,165	12,511	12,105	6,997	8,469
Attributable to non-controlling interests	70,528	66,827	8,669	17,952	14,996	15,168	5,927	5,761	4,359	4,085	5,997	5,802	4,863	4,560

Summarised consolidated statement of comprehensive income

Year ended 31 December	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million
Turnover	1,427,705	1,443,698	3,282	5,037	100,270	107,689	5,535	5,261	1,274	1,398	28,341	26,320	31,016	17,134
Profit for the year	22,992	22,046	2,831	3,272	2,227	5,336	477	1,576	1,131	1,065	3,137	3,099	701	1,879
Total comprehensive income	23,362	22,589	2,693	4,536	2,235	5,336	477	1,576	1,140	1,067	3,137	3,099	701	1,879
Comprehensive income attributable to non-controlling interests	8,289	7,794	1,651	2,737	1,113	2,645	238	788	433	399	1,016	1,004	245	658
Dividends paid to
non-controlling interests	4,830	3,964	10,926	–	1,344	1,616	650	600	159	104	822	1,191	–	–

Summarised statement of cash flows

Year ended 31 December	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million	2019 RMB million	2018 RMB million
Net cash generated from operating activities	40,260	24,825	2,128	3,467	5,057	6,659	622	38	716	738	4,601	3,766	5,532	3,308
Net cash (used in)/generated from investing activities	(25,923)	8,339	678	4,096	(4,623)	(1,928)	(472)	(215)	397	648	(91)	(480)	(4,987)	(3,099)
Net cash (used in)/generated from financing activities	(21,535)	(32,084)	(116)	(5,419)	(1,737)	(3,507)	(163)	43	(1,208)	(1,551)	(2,050)	(3,676)	250	525
Net (decrease)/increase in cash and cash equivalents	(7,198)	1,080	2,690	2,144	(1,303)	1,224	(13)	(134)	(95)	(165)	2,460	(390)	795	734
Cash and cash equivalents at 1 January	14,142	12,921	5,993	3,605	8,742	7,504	92	226	198	343	6,817	7,205	798	64
Effect of foreign currency exchange rate changes	(43)	141	150	244	11	14	–	–	14	20	1	2	–	–
Cash and cash equivalents at 31 December	6,901	14,142	8,833	5,993	7,450	8,742	79	92	117	198	9,278	6,817	1,593	798

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

42	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable and bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, financial assets at FVOCI and other receivables. Financial liabilities of the Group include short-term debts, loans from Sinopec Group Company and fellow subsidiaries, derivative financial liabilities, trade accounts payable and bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, amounts due to associates and joint ventures, other payables, long-term debts and lease liabilities.

The Group has exposure to the following risks from its uses of financial instruments:

•	credit risk;

•	liquidity risk; and

•	market risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group's risk management framework, and developing and monitoring the Group's risk management policies.

The Group's risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group's audit committee.

Credit risk

(i)	Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total trade accounts receivable at 31 December 2019, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group's customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management's expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable and bills receivable, financial assets at FVOCI and other receivables, represent the Group's maximum exposure to credit risk in relation to financial assets.

(ii)	Impairment of financial assets

The Group's primary type of financial assets that are subject to the expected credit loss model is trade accounts receivable and bills receivable, financial assets at FVOCI and other receivables.

The Group's cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For trade accounts receivable and bills receivable and financial assets at FVOCI, the Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivable and bills receivable and financial assets at FVOCI.

To measure the expected credit losses, trade accounts receivable and bills receivable and financial assets at FVOCI have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2019 or 1 January 2019, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The detailed analysis of trade accounts receivable and bills receivable and financial assets at FVOCI, based on which the Group generated its payment profile is listed in Notes 25 and 26.

All of the entity's other receivables (Note 28) are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected losses. The Group considers 'low credit risk' for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

42	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group's liquidity risk.

As at 31 December 2019, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB
379,649 million (2018: RMB 387,748 million) on an unsecured basis, at a weighted average interest rate of 3.57% per annum (2018: 3.87%). As at 31 December 2019, the Group's outstanding borrowings under these facilities were RMB 2,947 million (2018: RMB 21,236 million) and were included in debts.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	31 December 2019
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million
Short-term debts	40,521	42,240	42,240	–	–	–
Long-term debts	49,156	62,903	952	6,271	25,189	30,491
Loans from Sinopec Group Company and fellow subsidiaries	52,915	54,508	43,623	985	7,088	2,812
Lease liabilities	192,872	367,711	16,488	15,676	45,008	290,539
Derivative financial liabilities	2,729	2,729	2,729	–	–	–
Trade accounts payable and bills payable	199,792	199,792	199,792	–	–	–
Other payables	78,771	78,771	78,771	–	–	–
	616,756	808,654	384,595	22,932	77,285	323,842

	31 December 2018
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 2 years RMB million	More than 2 years but less than 5 years RMB million	More than 5 years RMB million
Short-term debts	29,462	30,123	30,123	–	–	–
Long-term debts	51,011	61,809	1,889	16,938	27,190	15,792
Loans from Sinopec Group Company and fellow subsidiaries	74,181	75,207	32,127	37,977	3,741	1,362
Derivative financial liabilities	13,571	13,571	13,571	–	–	–
Trade accounts payable and bills payable	192,757	192,757	192,757	–	–	–
Other payables	85,790	85,790	85,790	–	–	–
	446,772	459,257	356,257	54,915	30,931	17,154

Management believes that the Group's current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group's short-term and long-term capital requirements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

42	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group's currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in USD and lease liabilities denominated in Singapore Dollar ("SGD"). The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included primarily in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group and lease liabilities are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	31 December 2019 million	31 December 2018 million
Gross exposure arising from loans and lease liabilities
USD	103	668
SGD	4	–

A 5 percent strengthening/weakening of RMB against the following currencies at 31 December 2019 and 2018 would have increased/decreased profit for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2018.

	31 December 2019 RMB million	31 December 2018 RMB million
USD	27	172
SGD	1	–

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk

The Group's interest rate risk exposure arises primarily from its short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 30.

As at 31 December 2019, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group's profit for the year by approximately RMB 352 million (2018: decrease/increase by approximately RMB 424 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group's debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2018.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps contracts, to manage a portion of this risk.

As at 31 December 2019, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. As at 31 December 2019, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB 788 million (2018: RMB 7,844 million) and derivative financial liabilities of RMB 2,728 million (2018: RMB 13,568 million).

As at 31 December 2019, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would increase/decrease the Group's profit for the year by approximately RMB 3,134 million (2018: decrease/increase RMB 197 million), and decrease/increase the Group's other reserves by approximately RMB 4,289 million (2018: increase/decrease RMB 6,850 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group's derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2018.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

42	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, 'Financial Instruments: Disclosures', with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

-	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

-
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

-	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2019

	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million
Assets
Financial assets at fair value through profit and loss:
– Structured deposits	–	–	3,318	3,318
– Equity investments, listed and at quoted market price	1	–	–	1
Derivative financial assets:
– Derivative financial assets	128	709	–	837
Financial assets at fair value through other comprehensive income
– Equity instruments	90	–	1,431	1,521
– Trade accounts receivable and bills receivable	–	–	8,622	8,622
	219	709	13,371	14,299
Liabilities
Derivative financial liabilities
– Derivative financial liabilities	1,209	1,520	–	2,729
	1,209	1,520	–	2,729

At 31 December 2018

	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million
Assets
Financial assets at fair value through profit or loss:
– Structured deposits	–	–	25,550	25,550
– Equity investments, listed and at quoted market price	182	–	–	182
Derivative financial assets:
– Derivative financial assets	874	7,013	–	7,887
Financial assets at fair value through other comprehensive income:
– Equity instruments	127	–	1,323	1,450
	1,183	7,013	26,873	35,069
Liabilities
Derivative financial liabilities
– Derivative financial liabilities	5,500	8,071	–	13,571
	5,500	8,071	–	13,571

During the years ended 31 December 2019 and 2018, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits and trade accounts receivable and bills receivable classified as Level 3 financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

42	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group's financial instruments, are made to comply with the requirements of IFRS 7 and IFRS 9 and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group's financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 2.37% to 4.90% (2018: 2.76% to 4.90%). The following table presents the carrying amount and fair value of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2019 and 2018:

	31 December 2019 RMB million	31 December 2018 RMB million
Carrying amount	63,946	63,085
Fair value	62,594	62,656

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, the Group's existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2019 and 2018.

43	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Oil and gas properties and reserves

The accounting for the exploration and production's oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group's oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved". Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimates of proved and proved developed reserves also change. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property's carrying amount.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

43	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36 "Impairment of Assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating units are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price, amount of operating costs and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price, amount of operating costs and discount rate.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Measurement of expected credit losses

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

Allowance for diminution in value of inventories

Financial Statements (International)
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

44	EVENTS AFTER THE BALANCE SHEET DATE

In early 2020, the outbreak of Coronavirus Disease 2019 ("COVID-19") has significant impacts on the consumption of refined oil products and sales of chemical products of the Group. The Group has taken a series of strong and effective measures, and has coordinated the prevention and control of the COVID-19 and the resumption of work and production with all-out efforts to minimize its impact.

International crude oil prices dropped significantly in March 2020 under the impact of the outbreak of the COVID-19 and the breakdown of OPEC's production reduction negotiation, which has a significant impact on the Group's operation.

The COVID-19 and international crude oil prices drop in March 2020 are events arose after the balance sheet date, which are non-adjusting events after the balance sheet date. The Group will keep continuous attention on the situation of the COVID-19 and future fluctuation in oil prices, take responsive tackling measures, and assess the impact on the financial position and operating results of the Group after the balance sheet date. Up to the date of the issuance of the consolidated financial statements, the assessment is still in progress.

45	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 31 December 2019 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

46	BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY

BALANCE SHEET OF THE COMPANY (Amounts in million)	Note	31 December 2019 RMB	31 December 2018 RMB
Non-current assets
Property, plant and equipment, net		291,544	302,048
Construction in progress		60,493	51,598
Right-of-use assets		120,037	—
Investment in subsidiaries		266,359	251,970
Interest in associates		22,798	21,143
Interest in joint ventures		15,530	16,094
Financial assets at fair value through other comprehensive income		395	395
Deferred tax assets		7,315	11,021
Lease prepayments		—	7,101
Long-term prepayments and other assets		6,727	13,129
Total non-current assets		791,198	674,499
Current assets
Cash and cash equivalents		15,984	59,120
Time deposits with financial institutions		38,088	23,759
Financial assets at fair value through profit or loss		–	22,500
Derivative financial assets		940	–
Trade accounts receivable and bills receivable		21,544	30,145
Financial assets at fair value through other comprehensive income		207	–
Dividends receivable		41	2,313
Inventories		49,116	45,825
Prepaid expenses and other current assets		106,645	73,442
Total current assets		232,565	257,104
Current liabilities
Short-term debts		32,329	14,511
Loans from Sinopec Group Company and fellow subsidiaries		39,439	5,815
Lease liabilities		7,198	—
Derivative financial liabilities		157	967
Trade accounts payable and bills payable		80,118	84,418
Contract liabilities		5,112	4,230
Other payables		162,852	178,936
Total current liabilities		327,205	288,877
Net current liabilities		94,640	31,773
Total assets less current liabilities		696,558	642,726
Non-current liabilities
Long-term debts		12,999	27,200
Loans from Sinopec Group Company and fellow subsidiaries		6,681	40,904
Lease liabilities		107,783	—
Provisions		34,514	33,094
Other long-term liabilities		5,404	5,310
Total non-current liabilities		167,381	106,508
		529,177	536,218
Equity
Reserves	(a)	408,106	415,147
Total equity		529,177	536,218

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
for the year ended 31 December 2019

46	BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY (Continued)

(a)	RESERVES MOVEMENT OF THE COMPANY

The reconciliation between the opening and closing balances of each component of the Group's consolidated reserves is set out in the consolidated statement of changes in equity. Details of the change in the Company's individual component of reserves between the beginning and the end of the year are as follows:

	The Company
	2019 RMB million	2018 RMB million
Capital reserve
Balance at 1 January	9,201	9,195
Others	46	6
Balance at 31 December	9,247	9,201
Share premium
Balance at 1 January	55,850	55,850
Balance at 31 December	55,850	55,850
Statutory surplus reserve
Balance at 1 January	86,678	82,682
Appropriation	3,745	3,996
Balance at 31 December	90,423	86,678
Discretionary surplus reserve
Balance at 1 January	117,000	117,000
Balance at 31 December	117,000	117,000
Other reserves
Balance at 1 January	2,286	2,460
Share of other comprehensive income/(loss) of associates and joint ventures, net of deferred tax	201	(64)
Cash flow hedges, net of deferred tax	1,465	(617)
Special reserve	(40)	507
Balance at 31 December	3,912	2,286
Retained earnings
Balance at 1 January	144,132	177,989
Profit for the year	37,256	38,460
Distribution to owners (Note 13)	(46,008)	(67,799)
Appropriation	(3,745)	(3,996)
Special reserve	40	(507)
Others	(1)	(15)
Balance at 31 December	131,674	144,132
	408,106	415,147

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH CASS AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(I)	GOVERNMENT GRANTS

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(II)	SAFETY PRODUCTION FUND

Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the shareholders' equity under CASs and the total equity under IFRS are analysed as follows:

Note		31 December 2019 RMB million	31 December 2018 RMB million
Shareholders' equity under CASs		876,905	857,659
Adjustments:
Government grants	(i)	(1,070)	(1,124)
Total equity under IFRS*		875,835	856,535

Effects of major differences between the net profit under CASs and the profit for the year under IFRS are analysed as follows:

Note		2019 RMB million	2018 RMB million
Net profit under CASs		72,122	80,289
Adjustments:
Government grants	(i)	54	56
Safety production fund	(ii)	69	909
Others		(212)	(2,357)
Profit for the year under IFRS*		72,033	78,897

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2018 and 2019 which have been audited by PricewaterhouseCoopers.

(D)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with "Accounting Standards Codification (ASC) Topic 932 Extractive Activities – Oil and Gas", issued by the Financial Accounting Standards Board of the United States, "Rule 4-10 of Regulation S-X", issued by Securities and Exchange Commission (SEC), and in accordance with "Industrial Information Disclosure Guidelines for Public Company – No.8 Oil and Gas Exploitation", issued by Shanghai Stock Exchange, this section provides supplemental information on oil and gas exploration and producing activities of the Group and its equity method investments at 31 December
Financial Statements Supplemental Information on Oil and Gas Producing Activities (Unaudited)
2019 and 2018, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalised costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group's and its equity method investments' estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities set out below represent information of the Company and its consolidated subsidiaries and equity method investments.

Table I: Capitalised costs related to oil and gas producing activities

	Total	China	2019 RMB million Other countries	Total	China	2018 RMB million Other countries
The Group
Property cost, wells and related equipments and facilities	727,552	684,246	43,306	695,724	651,531	44,193
Supporting equipments and facilities	202,208	202,192	16	199,321	199,304	17
Uncompleted wells, equipments and facilities	46,712	46,526	186	40,778	40,770	8
Total capitalised costs	976,472	932,964	43,508	935,823	891,605	44,218
Accumulated depreciation, depletion, amortisation and impairment losses	(702,392)	(661,177)	(41,215)	(658,093)	(618,593)	(39,500)
Net capitalised costs	274,080	271,787	2,293	277,730	273,012	4,718
Equity method investments
Share of net capitalised costs of associates and joint ventures	5,743	–	5,743	6,304	–	6,304
Total of the Group's and its equity method investments' net capitalised costs	279,823	271,787	8,036	284,034	273,012	11,022

Table II: Costs incurred in oil and gas exploration and development

	2019 RMB million			2018 RMB million
	Total	China	Other countries	Total	China	Other countries
The Group
Exploration	16,295	16,295	–	12,108	12,108	–
Development	37,412	37,245	167	27,453	27,329	124
Total costs incurred	53,707	53,540	167	39,561	39,437	124
Equity method investments
Share of costs of exploration and development of associates and joint ventures	747	–	747	793	–	793
Total of the Group's and its equity method investments' exploration and development costs	54,454	53,540	914	40,354	39,437	917

(D)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Continued)

Table III: Results of operations related to oil and gas producing activities

	Total	China	2019RMB million Other countries	Total	China	2018RMB million Other countries
The Group
Revenues
Sales	59,552	59,262	290	57,860	57,860	–
Transfers	83,633	80,641	2,992	89,569	84,532	5,037
	143,185	139,903	3,282	147,429	142,392	5,037
Production costs excluding taxes	(47,969)	(46,725)	(1,244)	(47,227)	(45,953)	(1,274)
Exploration expenses	(10,510)	(10,510)	–	(10,744)	(10,744)	–
Depreciation, depletion, amortisation and impairment losses	(48,630)	(47,580)	(1,050)	(62,832)	(60,877)	(1,955)
Taxes other than income tax	(9,395)	(9,395)	–	(11,400)	(11,400)	–
Profit before taxation	26,681	25,693	988	15,226	13,418	1,808
Income tax expense	338	–	338	709	–	709
Results of operation from producing activities Equity method investments	27,019	25,693	1,326	15,935	13,418	2,517
Equity method investments
Revenues
Sales	9,325	–	9,325	9,530	–	9,530
	9,325	–	9,325	9,530	–	9,530
Production costs excluding taxes	(2,516)	–	(2,516)	(2,455)	–	(2,455)
Exploration expenses	–	–	–	–	–	–
Depreciation, depletion, amortisation and impairment losses	(1,124)	–	(1,124)	(1,163)	–	(1,163)
Taxes other than income tax	(4,068)	–	(4,068)	(4,075)	–	(4,075)
Profit before taxation	1,617	–	1,617	1,837	–	1,837
Income tax expense	(486)	–	(486)	(667)	–	(667)
Share of profit for producing activities of associates and joint ventures	1,131	–	1,131	1,170	–	1,170
Total of the Group’s and its equity method investments’ results of operations for producing activities	28,150	25,693	2,457	17,105	13,418	3,687

The results of operations for producing activities for the years ended 31 December 2019 and 2018 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

(D)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Continued)

Table IV: Reserve quantities information

The Group's and its equity method investments' estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2019 and 2018 are shown in the following table.

Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

"Net" reserves exclude royalties and interests owned by others and reflect contractual arrangements and obligation of rental fee in effect at the time of the estimate.

	2019			2018
	Total	China	Other countries	Total	China	Other countries
The Group
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	1,367	1,339	28	1,293	1,261	32
Revisions of previous estimates	81	85	(4)	160	158	2
Improved recovery	160	160	–	95	90	5
Extensions and discoveries	98	98	–	79	79	–
Production	(256)	(249)	(7)	(260)	(249)	(11)
End of year	1,450	1,433	17	1,367	1,339	28
Non-controlling interest in proved developed and undeveloped reserves at the end of year	8	–	8	12	–	12
Proved developed reserves
Beginning of year	1,271	1,244	27	1,156	1,124	32
End of year	1,343	1,326	17	1,271	1,244	27
Proved undeveloped reserves
Beginning of year	96	95	1	137	137	–
End of year	107	107	–	96	95	1
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,793	6,793	–	6,985	6,985	–
Revisions of previous estimates	123	123	–	(40)	(40)	–
Improved recovery	469	469	–	142	142	–
Extensions and discoveries	875	875	–	680	680	–
Production	(1,044)	(1,044)	–	(974)	(974)	–
End of year	7,216	7,216	–	6,793	6,793	–
Proved developed reserves
Beginning of year	5,822	5,822	–	6,000	6,000	–
End of year	6,026	6,026	–	5,822	5,822	–
Proved undeveloped reserves
Beginning of year	971	971	–	985	985	–
End of year	1,190	1,190	–	971	971	–

(D)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Continued)

Table IV: Reserve quantities information (Continued)

	2019			2018
	Total	China	Other countries	Total	China	Other countries
Equity method investments
Proved developed and undeveloped reserves of associates and joint ventures (oil) (million barrels)
Beginning of year	299	–	299	306	–	306
Revisions of previous estimates	(8)	–	(8)	12	–	12
Improved recovery	2	–	2	4	–	4
Extensions and discoveries	25	–	25	5	–	5
Production	(28)	–	(28)	(28)	–	(28)
End of year	290	–	290	299	–	299
Proved developed reserves
Beginning of year	261	–	261	273	–	273
End of year	245	–	245	261	–	261
Proved undeveloped reserves
Beginning of year	38	–	38	33	–	33
End of year	45	–	45	38	–	38
Proved developed and undeveloped reserves of associates and joint ventures (gas) (billion cubic feet)
Beginning of year	13	–	13	12	–	12
Revisions of previous estimates	(1)	–	(1)	2	–	2
Improved recovery	–	–	–	2	–	2
Extensions and discoveries	–	–	–	–	–	–
Production	(3)	–	(3)	(3)	–	(3)
End of year	9	–	9	13	–	13
Proved developed reserves
Beginning of year	13	–	13	12	–	12
End of year	9	–	9	13	–	13
Proved undeveloped reserves
Beginning of year	–	–	–	–	–	–
End of year	–	–	–	–	–	–
Total of the Group and its equity method investments
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	1,666	1,339	327	1,599	1,261	338
End of year	1,740	1,433	307	1,666	1,339	327
Proved developed and undeveloped reserves
(gas) (billion cubic feet)
Beginning of year	6,806	6,793	13	6,997	6,985	12
End of year	7,225	7,216	9	6,806	6,793	13

(D)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Continued)

Table V: Standardised measure of discounted future net cash flows

Financial Statements Supplemental Information on Oil and Gas Producing Activities (Unaudited)

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of "ASC Topic 932 Extractive Activities – Oil and Gas", "SEC Rule 4-10 of Regulation S-X", and "Industrial Information Disclosure Guidelines for Public Company – No.8 Oil and Gas Exploitation". Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price adjusted for differential for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management's estimate of the Group's and its equity method investments' expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December
2019 and 2018 and should not be relied upon as an indication of the Group's and its equity method investments' future cash flows or value of its oil and gas reserves.

	Total	China	2019 RMB million Other countries	Total	China	2018 RMB million Other countries
The Group
Future cash flows	869,402	856,037	13,365	868,058	854,563	13,495
Future production costs	(384,417)	(377,692)	(6,725)	(381,893)	(376,532)	(5,361)
Future development costs	(27,065)	(22,216)	(4,849)	(22,310)	(19,300)	(3,010)
Future income tax expenses	(40,720)	(39,634)	(1,086)	(42,728)	(40,651)	(2,077)
Undiscounted future net cash flows	417,200	416,495	705	421,127	418,080	3,047
10% annual discount for estimated timing of cash flows	(126,203)	(126,175)	(28)	(126,910)	(126,617)	(293)
Standardised measure of discounted future net cash flows	290,997	290,320	677	294,217	291,463	2,754
Discounted future net cash flows attributable to non-controlling interests	305	–	305	1,239	–	1,239
Equity method investments
Future cash flows	41,796	–	41,796	48,778	–	48,778
Future production costs	(13,141)	–	(13,141)	(12,462)	–	(12,462)
Future development costs	(5,603)	–	(5,603)	(4,433)	–	(4,433)
Future income tax expenses	(3,995)	–	(3,995)	(5,632)	–	(5,632)
Undiscounted future net cash flows	19,057	–	19,057	26,251	–	26,251
10% annual discount for estimated timing of cash flows	(8,852)	–	(8,852)	(13,012)	–	(13,012)
Standardised measure of discounted future net cash flows	10,205	–	10,205	13,239	–	13,239
Total of the Group's and its equity method investments' results of standardised measure of discounted future net cash flows	301,202	290,320	10,882	307,456	291,463	15,993

(D)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (Continued)

Table VI: Changes in the standardised measure of discounted cash flows
	2019 RMB million	2018 RMB million
The Group
Sales and transfers of oil and gas produced, net of production costs	(85,821)	(88,802)
Net changes in prices and production costs	(25,442)	98,952
Net changes in estimated future development cost	(10,108)	(5,468)
Net changes due to extensions, discoveries and improved recoveries	61,465	41,385
Revisions of previous quantity estimates	12,995	22,040
Previously estimated development costs incurred during the year	9,737	9,507
Accretion of discount	32,407	22,405
Net changes in income taxes	1,547	(28,894)
Net changes for the year	(3,220)	71,125
Equity method investments
Sales and transfers of oil and gas produced, net of production costs	(2,741)	(3,001)
Net changes in prices and production costs	(2,804)	1,620
Net changes in estimated future development cost	(881)	(196)
Net changes due to extensions, discoveries and improved recoveries	1,321	341
Revisions of previous quantity estimates	(423)	818
Previously estimated development costs incurred during the year	355	272
Accretion of discount	1,438	1,196
Net changes in income taxes	701	(366)
Net changes for the year	(3,034)	684
Total of the Group's and its equity method investments' results of net changes for the year	(6,254)	71,809

CORPORATE INFORMATION

STATUTORY NAME
中国石油化工股份有限公司

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION
中国石化

ENGLISH ABBREVIATION
Sinopec Corp.

AUTHORISED REPRESENTATIVES
Mr. Ma Yongsheng
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zhang Zheng

REGISTERED ADDRESS AND PLACE OF BUSINESS
No.22 Chaoyangmen North Street, Chaoyang District
Beijing, PRC
Postcode	: 100728
Tel.	: 86-10-59960028
Fax	: 86-10-59960386
Website	: http://www.sinopec.com/listco/
E-mail addresses	: ir@sinopec.com

PLACE OF BUSINESS IN HONG KONG
20th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

INFORMATION DISCLOSURE AND PLACES FOR COPIES OF RELATIVE REPORTS
No change during the reporting period

LEGAL ADVISORS
People's Republic of China:
Haiwen & Partners
20th Floor, Fortune Financial Centre No. 5, Dong San Huan Central Road Chaoyang District
Beijing PRC Postcode: 100020

Hong Kong:
Herbert Smith Freehills
23rd Floor, Gloucester Tower
15 Queen's Road
Central, Hong Kong

U.S.A.:
Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jian Guo Men Wai Avenue, Beijing, PRC

REGISTRARS
A Shares:
China Securities Registration and Clearing
Company Limited Shanghai Branch Company
36th Floor, China Insurance Building
166 Lujiazui East Road
Shanghai, PRC

H Shares:
Hong Kong Registrars Limited
R1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

DEPOSITARY FOR ADRS
The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

COPIES OF THIS ANNUAL REPORT ARE AVAILABLE AT
The PRC:
China Petroleum & Chemical Corporation
Board Secretariat
No.22 Chaoyangmen North Street, Chaoyang District
Beijing, PRC

The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
USA

The UK: Citibank, N.A. Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB, U.K.

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
A Shares:
Shanghai Stock Exchange
Stock name	: SINOPEC CORP
Stock code	: 600028

H Shares:
Hong Kong Stock Exchange
Stock code	: 00386

ADRs:
New York Stock Exchange
Stock code	: SNP

London Stock Exchange
Stock code	: SNP

NAMES AND ADDRESSES OF AUDITORS OF SINOPEC CORP.
Domestic Auditors	: PricewaterhouseCoopers
Zhong Tian LLP Address	: 11th Floor PricewaterhouseCoopers, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, PRC 200021
Overseas Auditors	: PricewaterhouseCoopers
Address	: 22nd Floor, Prince's Building, Central, Hong Kong

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 27 March 2020 at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations of PRC:

a)	The original copies of the 2019 annual report signed by Mr. Zhang Yuzhuo, the Chairman;

b)
The original copies of financial statements and consolidated financial statements as of 31 December 2019 prepared under IFRS and CASs, signed by Mr. Zhang Yuzhuo, the Chairman, Mr. Ma Yongsheng, the President, Ms. Shou Donghua, the Chief Financial Officer and head of the financial department of Sinopec Corp.;

c)	The original auditors' reports signed by the auditors; and

d)	Copies of the documents and announcements that Sinopec Corp. has published in the newspapers designated by the CSRC during the reporting period.

Documents for Inspection
By Order of the Board
Zhang Yuzhuo
Chairman
Beijing, PRC, 27 March 2020

If there is any inconsistency between the Chinese and English versions of this annual report, the Chinese version shall prevail.

Document 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the form of proxy enclosed herewith to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

ANNUAL GENERAL MEETING FOR THE YEAR 2019

The AGM will be held at Beijing Shengli Hotel, No. 3 Beishatan, Deshengmen Wai, Chaoyang District, Beijing, PRC on Tuesday, 19 May 2020 on 9:00 a.m. The Notice of the AGM is set out in this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the proxy forms enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time designated for convening the AGM (i.e. before 9:00 a.m. 18 May 2020 Hong Kong time). Completion and return of the proxy forms shall not preclude you from attending and voting in person at the AGM should you so wish.

29 March 2020

CONTENTS

Page

Definitions		1

Letter from the Board		2

I.	Introduction	2

II.	Election of Director	3

III.	Recommendation of the Board	4

IV.	Annual General Meeting	4

Notice of the Annual General Meeting for the year 2019		5

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“Articles of Association”	the articles of association of Sinopec Corp. as amended, revised or supplemented from time to time;

“A Share(s)”	domestic shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Shanghai Stock Exchange;

“A Shareholder(s)”	holders of A Share(s);

“Annual General Meeting” / “AGM”	the annual general meeting of Sinopec Corp. for 2019 to be held at Beijing Shengli Hotel, No. 3 Beishatan, Deshengmen Wai, Chaoyang District, Beijing, PRC on Tuesday, 19 May 2020 at 9:00 a.m.;

“Board”	the board of directors of Sinopec Corp.;

“Company” / “Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Director(s)”	the director(s) of Sinopec Corp.;

“Executive Director”	the executive director of Sinopec Corp.;

“H Share(s)”	overseas listed foreign shares with nominal value of RMB1.00 each in the share capital of Sinopec Corp. which are listed on the Stock Exchange and traded in Hong Kong dollars;

“H Shareholder(s)”	holders of H Share(s);

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

“PRC” or “China”	the People’s Republic of China;

“PRC Company Law”	Company Law of the People’s Republic of China

“Proposed Appointment”	the Board has proposed to appoint Mr. Liu Hongbin as an executive director of the seventh session of the Board of Sinopec Corp.;

“RMB”	Renminbi, the lawful currency of PRC;

“Share(s)”	ordinary shares in the share capital of Sinopec Corp. with a nominal value of RMB1.00 each, comprising the A Shares and the H Shares;

“Shareholder(s)”	holder(s) of the Company’s Share(s);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

LETTER FROM THE BOARD

Executive Directors:	Registered Office:
Ma Yongsheng	22 Chaoyangmen North Street
Ling Yiqun	Chaoyang District
Beijing 100728
Non-Executive Directors:	PRC
Zhang Yuzhuo
Yu Baocai
Li Yong

Independent Non-Executive Directors:
Tang Min
Fan Gang
Cai Hongbin
Ng, Kar Ling Johnny

29 March 2020

To the Shareholders

ANNUAL GENERAL MEETING FOR THE YEAR 2019

I.	INTRODUCTION

Reference is made to the announcement in relation to proposed appointment of director of the Company dated 27 March 2020. The purpose of this circular is to provide you with further information in relation to the proposed resolutions at AGM to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM. For the details of the proposed resolutions at the AGM, please also refer to the AGM notice enclosed herewith this circular.

LETTER FROM THE BOARD

II.	ELECTION OF DIRECTOR

The Board has proposed to appoint Mr. Liu Hongbin as an executive director of the seventh session of the Board of Sinopec Corp. The Proposed Appointment shall be approved by the Shareholders by way of ordinary resolution at the AGM.

The biography details of Mr. Liu Hongbin are set out below:

Liu Hongbin, aged 57. Mr. Liu is a senior engineer with a bachelor degree. In June 1995, he was appointed as the chief engineer of Tuha Petroleum Exploration & Development Headquarters; in July 1999, he was appointed as the deputy general manager of PetroChina Tuha Oilfield Company; in July 2000, he was appointed as the commander and Deputy Secretary of CPC Committee of Tuha Petroleum Exploration & Development Headquarters; in March 2002, he served as the general manager of the Planning Department of PetroChina Company Limited (“PetroChina”); in September2005, he served as the director of the Planning Department of China National Petroleum Corporation(“CNPC”); in June 2007, he was appointed as the Vice President of PetroChina, and in November 2007, he served concurrently as the general manager and Secretary of CPC Committee of the Marketing Branch of PetroChina; in June 2009, he served concurrently as the general manager and Deputy Secretary of CPC Committee of the Marketing Branch of PetroChina; in July 2013, he was appointed as Member of the Leading Party Member Group and the deputy general manager of CNPC and in August 2013, he served concurrently as an executive director and general manager of Daqing Oilfield Company Limited, director of Daqing Petroleum Administration Bureau and Deputy Secretary of CPC Committee of Daqing Oilfield; in May 2014, he served concurrently as a director of PetroChina; in November 2019, he was appointed as Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation; in March 2020, he was concurrently appointed as the Senior Vice President of Sinopec Corp.

Once the Proposed Appointment is approved at the AGM, Mr. Liu will enter into a service contract with Sinopec Corp. as an executive director of the Company. Pursuant to provisions in the service contract, the term of Mr. Liu shall commence from the date on which the Proposed Appointment is approved at the AGM to the date when the term of the seventh session of the Board expires. The remuneration of Mr. Liu as an Executive Director will be determined according to relevant state regulations and the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” etc. The documents such as the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulate that the specific amount of remuneration will consist of base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also the performance of Sinopec Corp. as a whole. The Company will disclose the remuneration of Mr. Liu during the reporting period in the annual report.

Other than disclosed above, Mr. Liu did not hold any directorships in any other listed public companies in Hong Kong or overseas in the last three years and did not have any relationship with any other directors, supervisors, senior management, substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this circular, Mr. Liu does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. He has not received any regulatory sanction imposed by the China Securities Regulatory Commission, or any other government authorities or stock exchanges.

LETTER FROM THE BOARD

Save as disclosed herein, there are no other matters in relation to the Proposed Appointment which shall be disclosed to the Shareholders and the Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules.

III.	RECOMMENDATION OF THE BOARD

The Board considers that the proposed resolutions as set out in the AGM notice are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the proposed resolutions at the AGM.

IV.	ANNUAL GENERAL MEETING

The AGM will be held at Beijing Shengli Hotel, No. 3 Beishatan, Deshengmen Wai, Chaoyang District, Beijing, PRC on Tuesday, 19 May 2020 on 9:00 a.m. Notice of convening the AGM is set out on pages 5 to 10 of this circular. Reply slip and form of proxy for use in connection with the AGM will be dispatched to Shareholders with this circular.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the proxy forms enclosed thereon in accordance with the instructions printed thereon as soon as possible. For H Shareholders, the proxy forms should be returned to the Company’s H Share Registrar, Hong Kong Registrar Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) in person or by post as soon as possible but in any event not less than 24 hours before the time stipulated for convening the AGM (i.e. before 9:00 a.m. 18 May 2020 Hong Kong time). Completion and return of the proxy forms will not preclude you from attending and voting in person at the AGM should you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Board Secretariat of Sinopec Corp. by personal delivery, post or fax during hours between 9:00 a.m. and 11:30 a.m., 2:00 p.m. and 4:30 p.m. on every business day on or before Wednesday, 29 April 2020. Failure to complete or return the reply slip will not preclude eligible Shareholders from attending the AGM should they so wish.

Shareholders (or their proxies) shall vote by poll.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2019

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2019

NOTICE IS HEREBY GIVEN that the annual general meeting (“Annual General Meeting” or “AGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) for the year 2019 will be held at Beijing Shengli Hotel, No. 3 Beishatan, Deshengmen Wai, Chaoyang District, Beijing, PRC on Tuesday, 19 May 2020 at 9:00 a.m.

Resolutions to be considered and approved at the Annual General Meeting

By way of non-cumulative voting:

1.	To consider and approve the Report of the Board of Directors of Sinopec Corp. (the “Board”) for 2019.

2.	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for 2019.

3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2019 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers.

4.
To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2019.
It is proposed to the shareholders at the Annual General Meeting to consider and approve the distribution of a final dividend of RMB0.19 (tax inclusive) per share held by the shareholders on the relevant record date (9 June 2020), combining with the interim dividend of RMB0.12 (tax inclusive) per share which has been declared and distributed by the Company, the annual cash dividend will be RMB0.31 (tax inclusive) per share for the year 2019.

5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2020.

6.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the external auditors of Sinopec Corp. for the year 2020, and to authorise the Board to determine their remunerations.

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2019

7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s):

A proposal will be submitted to the AGM for granting a general and unconditional mandate to the Board (or Director(s) authorised by the Board) to determine, within the extent of the amount of bonds that may be issued, the matters relating to the issuance of debt financing instruments, including (but not limited to) determining the registration, the actual type, amount to be issued, interest rate, term, target of issuance, use of proceeds of the relevant debt financing instruments, preparation, signing and disclosure of all necessary documents, and to deal with other relevant matters related to the issuance of debt financing instrument(s) under this resolution. The relevant debt financing instruments include but not limited to RMB or foreign currency denominated debt financing instruments, such as short-term debentures, super-short term debentures, medium term notes, asset backed notes, corporate bonds, asset backed securities, overseas bonds in RMB and/or foreign currency, etc.

Subject to authorisation by the AGM, the Board will in turn authorise the Chairman and/or President and/or a director designated by the Chairman to carry out the above matters of registration and issuance.

This resolution will expire at the conclusion of the 2020 annual general meeting of Sinopec Corp after being approved at the AGM.

8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.:

Pursuant to the relevant requirements in Article 95 of the Articles of Association and the Hong Kong Listing Rules, if approval has been granted by way of a special resolution in a general meeting of the Company, the Company may issue domestic shares (A Shares) and offshore listed foreign shares (H Shares) separately or jointly (the “Relevant Issuance”) at a 12-month interval and the number of A Shares and H Shares intended to be issued will not exceed 20% of the outstanding shares in issue for each class of such shares without convening a class general meeting by the Company to seek approval for the Relevant Issuance.

On 9 May 2019, the annual general meeting of the Company for 2018 had approved the granting of a general mandate to the Board (or the directors authorised by the Board) of the Company to issue domestic shares and/or offshore listed foreign shares of the Company. From the date of granting of the mandate by the annual general meeting up to 27 March 2020, the Company has not used such mandate to issue shares.
In order to grant discretion to the Board on the flexibility of issuance of new shares, it is proposed to the shareholders at the Annual General Meeting, to grant the general mandate to issue new domestic shares of the Company (“A Shares”) and overseas-listed foreign shares of the Company (“H Shares”) by way of special resolution (“General Mandate”).

(1)
To authorise the Board (or the directors authorised by the Board) to allot, issue and deal with shares or securities convertible into such shares, options, warrants or similar rights to subscribe for any A Shares or H Shares of Sinopec Corp. (“Similar Rights”) not exceeding

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2019

20% of the existing A Share and H Shares in issue at the time when this resolution is passed at the Annual General Meeting. However, notwithstanding the obtaining of the general mandate by the Board, any issue of A Shares needs shareholders’ approval at a general meeting in accordance with the relevant laws and regulations of the People’s Republic of China (“PRC”).

(2)
Subject to paragraphs (4) and (5) and pursuant to the PRC Company Law and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board (or the directors authorised by the Board) of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with A Shares and/or H Shares or Similar Rights and to determine the terms and conditions for the allotment and issuance of new shares or Similar Rights including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	price determination method of new shares and/or issue price (including price range); (c) the starting and closing dates for the issue;

(d)	class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of offers, agreements, options, convertible rights or other relevant rights which might require the exercise of such powers.

(3)
The approval in paragraph (2) will authorise the Board (or the directors authorised by the Board) to make or grant offers, agreements and options during the Relevant Period that need or might need to be continued or implemented after the Relevant Period.

(4)
The aggregate nominal amount of new A Shares and H Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) during the Relevant Period pursuant to the approval in paragraph (2), other than issue of shares by conversion of the surplus reserve into share capital in accordance with the PRC Company Law and the Articles of Association, shall not exceed 20% of each class of the existing A Shares and H Shares in issue at the time when this resolution is passed at the Annual General Meeting.

(5)
In exercising the powers granted in paragraph (2), the Board (or the directors authorised by the Board) must (i) comply with the PRC Company Law and the relevant regulations stipulated (as amended from time to time) by the places where Sinopec Corp. is listed; and (ii) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(6)	For the purpose of this resolution, the relevant period shall commence from the date of passing this special resolution at the AGM and will expire on the earliest among (“Relevant Period”):

(a)	twelve months from the date of passing this resolution at the AGM;

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2019

(b)	the conclusion of the next annual general meeting of Sinopec Corp.; and

(c)	the revocation or variation of the General Mandate granted under this resolution by special resolution of the shareholders in a general meeting.

(7)
The Board (or the directors authorised by the Board), subject to the approval of the relevant authorities of the PRC and in accordance with the relevant laws, regulations and rules stipulated by the places where Sinopec Corp. is listed and the PRC Company Law, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (2) above.

(8)
To authorise the Board (or the directors authorised by the Board) to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

(9)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) is hereby authorised to make appropriate and necessary amendments to the Articles of Association after completion of the allotment and issuance of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this General Mandate.

9.	To elect Mr. Liu Hongbin as an executive director of the seventh session of the board of directors of the Company.

Resolutions 7 and 8 are special resolutions.

Details of the resolutions are included in the circular and the notice of the AGM to be dispatched by Sinopec Corp. and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn.) and the website of the Stock Exchange of Hong Kong Limited (http:// www.hkexnews.hk).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
29 March 2020

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2019

Notes:

I.	Attendees of Annual General Meeting

1.	Eligibility for attending the Annual General Meeting

Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 17 April 2020 are eligible to attend the Annual General Meeting. Holders of H Shares who wish to attend the Annual General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (the address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Friday, 17 April 2020.

2.	Proxy

(1)
A member eligible to attend and vote at Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the designated time for holding the Annual General Meeting (i.e. before 9:00 a.m. 18 May 2020 Hong Kong time). Holders of A Shares shall deliver the relevant document(s) to Board Secretariat of Sinopec Corp. (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC). Holder(s) of H Shares shall deliver the relevant document(s) to the Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

(4)	Shareholders or their proxies may exercise the right to vote by poll.

3.	The directors, supervisors and senior management of Sinopec Corp.

4.	Legal advisors of Sinopec Corp.

5.	Others.

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2019

II.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.
Holders of H Shares and A Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Board Secretariat of Sinopec Corp. during hours between 9:00 a.m. and 11:30 a.m., 2:00 p.m. and 4:30 p.m. on every business day on or before Wednesday, 29 April 2020 in person, by post or by fax.

3.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Saturday, 18 April 2020 to Tuesday, 19 May 2020 (both days inclusive).

III.	Miscellaneous

1.	The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is: 166 Lujiazuidong Road, Pudong District, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is: Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The contacts for the AGM is:

Board Secretariat of Sinopec Corp.
22 Chaoyangmen North Street
Chaoyang District
Beijing 100728
PRC
Attn: Yang Yubin
Telephone No.: (+86) 10 5996 9579
Facsimile No.: (+86) 10 5996 0386

As of the date of this notice, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+
# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Number of shares related to this proxy form (Note 2)

Proxy Form for the Annual General Meeting for the year 2019

I (We)(note 1)

of	being

the holder(s) of	H Share(s)(note 2) of RMB1.00 each of China

Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) now appoint	of

(I.D. No.:	Tel. No.:	)/ the chairman of the

meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of Sinopec Corp. for 2019 (“AGM”) to be held at 9:00 a.m. on Tuesday, 19 May 2020 at Beijing Shengli Hotel, No. 3 Beishatan, Deshengmen Wai, Chaoyang District, Beijing, China. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

2019 AGM
No.	By way of non-cumulative voting	For (note 4)	Against (note 4)
1.	To consider and approve the Report of the Board of Directors of Sinopec Corp. (the “Board”) for 2019.
2.	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for 2019.
3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2019 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers.
4.	To consider and approve the profit distribution plan of Sinopec Corp. for the year ended 31 December 2019.
5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2020.
6.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the external auditors of Sinopec Corp. for the year 2020, and to authorise the Board to determine their remunerations.

7.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s).
8.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.
9.	To elect Mr. Liu Hongbin as an executive director of the seventh session of the board of directors of the Company.

Date:	2020	Signature(s):	(note 5)
Notes:
1.	Please insert full name(s) and address(es) in BLOCK LETTERS.
2.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the AGM provided that such proxies must attend the AGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “v” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “v” in the appropriate space under “Against”. In the absence of any such indication, the proxy may vote or abstain at his discretion. Pursuant to the articles of association of Sinopec Corp., the shares withheld or abstained from voting will not be counted in the calculation of the vote with voting right.

5.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.	Resolutions 7 and 8 are special resolutions, the others are ordinary resolutions.
7.
In the case of joint holders of shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting in person or by proxy, the vote of the person whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted.

8.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised must be delivered by the holder of H Shares to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the AGM (ie. before 9:00 a.m., 18 May 2020 Hong Kong time). If the original copy of this proxy form is not received by such time, the shareholder can be deemed as having not attended the AGM and the relevant proxy form can be deemed as void.

Reply Slip for the Annual General Meeting for the year 2019

I(We)(note 1)

being the holder(s) of H Share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I (we) or my (our) proxy wish to attend the annual general meeting of Sinopec Corp. for 2019 (the “AGM”) to be held at 9:00 a.m. on Tuesday, 19 May 2020 at Beijing Shengli Hotel, No. 3 Beishatan, Deshengmen Wai, Chaoyang District, Beijing, PRC.

Shareholder Signature (seal)
ID No. (Business License No.)
Number of shares held
Address
Tel. No.
Date (year/month/day)

Proposed questions list (a separate sheet can be appended)

Notes:

1.	Please insert full name(s) (in Chinese or in English) in BLOCK LETTERS (must match the name in the share register of Sinopec Corp.).

2.
The completed and signed reply slip should be delivered to Board Secretariat of Sinopec Corp. in person, by post or by fax during hours between 9:00 a.m. and 11:30 a.m., and 2:00 p.m. and 4:30 p.m. on every business day on or before Wednesday, 29 April 2020. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Proposed Appointment of Director

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the “Company”) has proposed to appoint Mr. Liu Hongbin as an executive director of the seventh session of the Board of Sinopec Corp., (the “Proposed Appointment”). The Proposed Appointment shall be approved by the shareholders of Sinopec Corp. (the "Shareholders") by way of ordinary resolution at the annual general meeting of the Company for 2019 (the “AGM”).

The biography details of Mr. Liu Hongbin are set out below:

Liu Hongbin, aged 57. Mr. Liu is a senior engineer with a bachelor degree. In June 1995, he was appointed as the chief engineer of Tuha Petroleum Exploration & Development Headquarters; in July 1999, he was appointed as the deputy general manager of PetroChina Tuha Oilfield Company; in July 2000, he was appointed as the commander and Deputy Secretary of CPC Committee of Tuha Petroleum Exploration & Development Headquarters; in March 2002, he served as the general manager of the Planning Department of PetroChina Company Limited (“PetroChina”); in September 2005, he served as the director of the Planning Department of China National Petroleum Corporation (“CNPC”); in June 2007, he was appointed as the Vice President of PetroChina, and in November 2007, he served concurrently as the general manager and Secretary of CPC Committee of the Marketing Branch of PetroChina; in June 2009, he served concurrently as the general manager and Deputy Secretary of CPC Committee of the Marketing Branch of PetroChina; in July 2013, he was appointed as Member of the Leading Party Member Group and the deputy general manager of CNPC and in August 2013, he served concurrently as an executive director and general manager of Daqing Oilfield Company Limited, director of Daqing Petroleum Administration Bureau and Deputy Secretary of CPC Committee of Daqing Oilfield; in May 2014, he served concurrently as a director of PetroChina; in November 2019, he was appointed as Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation; in March 2020, he was concurrently appointed as the Senior Vice President of Sinopec Corp.

Once the Proposed Appointment is approved at the AGM, Mr. Liu will enter into a service contract with Sinopec Corp. as an executive director of the Company ("Executive Director"). Pursuant to provisions in the service contract, the term of Mr. Liu shall commence from the date on which the Proposed Appointment is approved at the AGM to the date when the term of the seventh session of the Board expires. The remuneration of Mr. Liu as an Executive Director will be determined according to relevant state regulations and the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” etc. The documents such as the “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulate that the specific amount of remuneration will consist of base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also the performance of Sinopec Corp. as a whole. The Company will disclose the remuneration of Mr. Liu during the reporting period in the annual report.

Other than disclosed above, Mr. Liu did not hold any directorships in any other listed public companies in Hong Kong or overseas in the last three years and did not have any relationship with any other directors, supervisors, senior management, substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, Mr. Liu does not have any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. He has not received any regulatory sanction imposed by the China Securities Regulatory Commission, or any other government authorities or stock exchanges.

Save as disclosed herein, there are no other matters in relation to the Proposed Appointment which shall be disclosed to the Shareholders and the Stock Exchange of Hong Kong Limited or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
27 March 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+
# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: March 30, 2020